Commission file number: 0-23584

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report for the Month of May 2002

XENOVA GROUP PLC
(Name of Registrant)

957 Buckingham Avenue
Slough
Berkshire
SL1 4NL
ENGLAND
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

The Report contains a copy of the following:

(1) Press Release – "First Quarter Results 2002" dated 9th May 2002
(2) Annual Report & Accounts 2001
(3) "Notice of Meeting"
(4) "Form of Proxy"
(5) "Electronic Communications" letter
(6) "Listing Particulatrs relating to the proposed issue of 69,790,821 New Xenova Shares in connection with the recommended Merger Offer for Cantab Pharmaceuticals plc
(7) "Proposed Merger with Cantab Pharmaceuticals & Notice of EGM"
(8) "Recommended Merger Offer by Nomura International plc on behalf of Xenova Group plc to acquire the entire issued share capital of Cantab Pharmaceuticals plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XENOVA GROUP PLC
(Registrant)

By:/s/ Daniel Abrams
Daniel Abrams
Group Finance Director

Dated: 28-5-02

Xenova

www.xenova.co.uk

News Release

FOR IMMEDIATE RELEASE

Xenova Group plc
First Quarter Results 2002

Slough, UK, 9 May, 2002 – Xenova Group plc (Nasdaq NM: XNVA; London Stock Exchange: XEN) today announces its results for the quarter ended 31 March 2002.

Year to Date Highlights

- Anti-cancer compound XR11576 enters Phase I clinical trials
- Successful results of Phase IIa trial for therapeutic vaccine TA-HPV
- Patient dosing begins in Phase IIa trial for anti-cocaine addiction vaccine TA-CD
- £44.2m ($63m) development and licence agreement with Genentech Inc for novel drugs in immune inflammatory disease
- Revenue recognised in quarter of £2.8m ($3.9m) (2001 £nil ($nil))
- Cash and liquid resources £17.1m ($24.3m) at 31 March 2002 (2001: £8.1m ($11.5m)), excluding £3.5m ($5m) licence payment from Genentech agreement

Commenting, Chief Executive Officer David Oxlade said: "Xenova has made substantial progress both clinically and commercially, as exemplified by the new collaborations we have entered into recently. There is every indication that this momentum will continue, with, for example, the anticipated entry of our lead compound, Tariquidar, to Phase III clinical trials around the middle of this year."

Cont'd

Contacts:

UK:
Xenova Group plc
Tel: +44 (0)1753 706600
David A Oxlade, Chief Executive Officer

Daniel Abrams, Group Finance Director

Hilary Reid Evans, Corporate Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/FionaNoblet

US:
Trout Group/BMC Communications
Tel: 001 212 477 9007
Press: Brad Miles (Ext 17) Lauren Tortorete (Ext 20)
Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext 22)

Notes to Editors

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova currently has a broad pipeline of eight products in clinical development. Xenova's lead programme is a P-glycoprotein antagonist for the treatment of multi-drug resistance in cancer, known as tariquidar or XR9576. Tariquidar has completed a successful series of three Phase IIa clinical trials and is expected to enter Phase III clinical development in mid 2002. Tariquidar is partnered for the North American market with QLT Inc. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with other major pharmaceutical companies including Lilly, Pfizer, Celltech, Millennium Pharmaceuticals and Genentech.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

Quarterly Review
Product Pipeline Update

Multi-drug resistance programme: A £73.7m ($105m) collaboration with QLT Inc for the development and North American marketing of Tariquidar (the P-gp pump inhibitor formerly known as XR9576) was announced in August 2001. Since then, good progress has been made towards the anticipated commencement of Phase III clinical trials in mid-2002. Initiation of trial centres is continuing on schedule and all necessary FDA approvals are now in place.

Tariquidar is being developed to address the large, frequently occurring problem of multidrug resistance faced by cancer patients whose tumours do not respond to chemotherapy.

Data were presented at the American Association for Cancer Research (AACR) meeting in April 2002 relating to the pharmacokinetic (PK) interaction between Tariquidar and the cytotoxic drugs paclitaxel, doxorubicin and vinorelbine and demonstrating that no significant interaction occurred. Further data also presented at the AACR conference related to *in vitro* studies for Tariquidar and demonstrated that clinically significant interaction is unlikely between Tariquidar and chemotherapy agents.

An abstract has been accepted for the May 2002 meeting of the American Society of Clinical Oncology (ASCO), which demonstrates that Tariquidar has minimal effects on the PK interaction of paclitaxel, doxorubicin and vinorelbine and can be administered with full-dose chemotherapy in patients with cancer.

Novel mechanism of action anti-cancer programme: Following the December 2001 announcement that Xenova had entered into a North American licensing agreement with Millennium Pharmaceuticals Inc (Millennium) for its compounds XR11576, XR5944 and XR11612, it was announced in February 2002 that patient dosing began in an open-label Phase I trial for the oral compound, XR11576. Preclinical studies continue for compounds XR5944 and XR11612. These compounds comprise a programme for the treatment of solid tumours. The compounds are believed to be novel DNA targeting agents that affect the DNA replication process through a mechanism of action which involves the dual inhibition of topoisomerases I and II. Sales of the two leading single topoisomerase inhibitor compounds alone are estimated to have been in excess of $800m in 2000. There are no currently marketed dual topoisomerase inhibitors.

TA-HPV: As announced in March 2002, successful results of a physician-initiated Phase IIa trial of Xenova's therapeutic vaccine, TA-HPV were published at the meeting of the British Society of Investigative Dermatology. Researchers at Addenbrooke's Hospital, Cambridge, UK showed the vaccine to be safe and well tolerated in a study of 12 women with high grade human papillomavirus positive ano-genital intraepithelial neoplasia. TA-HPV is currently undergoing an open-label, physician-sponsored Phase IIa 'prime-boost' trial in conjunction with a further Xenova vaccine, TA-CIN, the results of which are anticipated in the second half of 2002.

TA-CD: It was announced in April 2002 that patient dosing had begun in a Phase IIa dose escalation trial for Xenova's anti-cocaine addiction vaccine, TA-CD. The trial is being conducted by Dr Thomas Kosten of Yale University School of Medicine and is designed to evaluate the safety and immunogenicity of TA-CD using a 4 or 5 dose vaccination schedule. The study is being funded in part by the US National Institute on Drug Abuse.

OX40: It was also announced in April 2002 that Xenova has signed an exclusive development and licence agreement with Genentech Inc, worth up to £44.2m ($63m), granting Genentech worldwide rights to develop and market products primarily targeting disorders of the immune system based on Xenova's OX40 receptor protein and anti-OX40 ligand antibody programmes. Xenova retains all rights to OX40 ligand and stimulatory anti-OX40 antibodies for its proprietary development and commercialisation in oncology and other applications.

Other Programmes: Research and development continued throughout the first quarter for the Group's other programmes, and includes a Phase I trial in melanoma for the vaccine DISC-GMCSF and a Phase I trial for the anti-nicotine vaccine, TA-NIC. Xenova's research pipeline includes programmes such as those for PAI-1 inhibition in the treatment of cancer and cardiovascular disease, and multi-drug resistance protein (MRP) inhibition in the treatment of cancer. An update will be provided for all of Xenova's product development programmes at the time of the interim (Quarter 2) results in August this year.

Financial Summary
Operating Performance

In the three months to 31 March 2002, the Group's revenues from licensing agreements, strategic partnerships and manufacturing outsourcing were £2.8m ($3.9m) (2001 £nil ($nil)).

In accordance with the Group's revenue recognition policy, of the £6.9m ($10m) received from QLT in 2001 as part of the Tariquidar licensing agreement, £0.6m ($0.9m) was included in the quarter to 31 March 2002, with a further £5.7m ($8.2m) being deferred to future periods. Of the £7.9m ($11.3m) received from Millennium £2.0m ($2.8m) was recognised by the Group in the three months to 31 March 2002, with a further £5.9m ($8.4m) being deferred to future periods. Other revenue included £0.2m ($0.3m) in respect of ongoing contract vaccine manufacturing.

Total operating expenses have reduced from £5.7m ($8.1m) in the fourth quarter 2001 by 2% to £5.6m ($7.9m) in the first quarter of 2002. The first quarter operating expenses for 2001 of £2.4m ($3.4m) preceded the acquisition of Cantab Pharmaceuticals plc (Cantab).

Research expenditure of £4.3m ($6.1m) remained in line with the fourth quarter 2001 (£4.3m ($6.1m)). Research expenditure in the first quarter of 2001, prior to the acquisition of Cantab, was £1.9m ($2.7m). There is not expected to be a significant impact to research expenditure following the licensing agreements with QLT and Millennium until 2003 when cost reimbursement commences under the latter agreement relating to a programme of novel DNA targeting agents. The cost reductions made in quarter four 2001 were maintained in quarter one 2002, with administration expenses (excluding the amortisation of goodwill) remaining at £1.5m ($2.1m). The subletting of excess facilities reduced net operating expenses by £0.2m ($0.3m) in quarter one (2001: nil).

Of the total administrative expenses for the three months to 31 March 2002 of £1.5m ($2.1m), £0.3m ($0.4m) relates to the amortisation over a 10-year period of the goodwill in respect of the acquisition of Cantab in 2001.

The increased net interest income reflects the increased cash and liquid resources balance held throughout the three months to 31 March 2002.

The net loss per share in quarter one was 2p (2001: 3p).

Cash and liquid investments

Cash and liquid resources at 31 March 2002 totalled £17.1m ($24.3m) (2001: £8.1m ($11.5m)). Cash of £15.9m ($22.7m) and liquid resources of £1.2m ($1.6m) at 31 March 2002 (2001: cash £8.1m ($11.5m), liquid resources nil), excludes the receipt of £3.5m ($5m) in respect of licence fees payable by Genentech in respect of the OX40 deal announced in April 2002.

Included in liquid resources is an investment in Cubist Pharmaceuticals Inc which subsequent to the 2001 year end fell in value, following an announcement by Cubist of clinical trial data, such that at the 31March 2002 the share price was $18.48 valuing the investment held at £1.2m ($1.6m), representing a decline of £1.0m ($1.5m) from the valuation at 31 December 2001 of £2.2m ($3.1m).

Share capital

The number of shares in issue stood at 139.1 million as at 31 March 2002.

The Directors do not currently propose a dividend for 2002 (2001: nil).

-ends-

Consolidated Profit and Loss Account (unaudited)

	Three Months Ended		
	Unaudited 31 March 2002 $000	Unaudited 31 March 2002 £000	Unaudited 31 March 2001 £000
Turnover (including share of joint venture)	3,972	2,789	-
Less: share of joint venture revenue	(37)	(26)	-
Turnover	3,935	2,763	-
Operating expenses			
Research and development costs	(6,109)	(4,290)	(1,873)
Administrative expenses	(2,081)	(1,461)	(480)
Total operating expenses	(8,190)	(5,751)	(2,353)
Other operating income	262	184	-
Group operating loss	(3,993)	(2,804)	(2,353)
Loss on sale of business:			
Adjustment to Discovery consideration	-	-	(186)
Share of operating loss of joint venture	(46)	(32)	-
Total operating loss: Group and share of joint Venture	(4,039)	(2,836)	(2,539)
Interest (net)	247	173	131
Amounts written off investments	(1,471)	(1,033)	-
Loss on ordinary activities before taxation	(5,263)	(3,696)	(2,408)
Tax on loss on ordinary activities (R&D tax credit)	642	451	231
Loss on ordinary activities after taxation attributable to members of Xenova Group plc	(4,621)	(3,245)	(2,177)
Loss per share (basic and diluted)	(3c)	(2p)	(3p)
Shares used in computing net loss per share (thousands)	139,057	139,057	69,251

US Dollar amounts have been translated at the closing rate on 31 March 2002 (£1.00: $1.4241) solely for information.

Condensed Consolidated Balance Sheet (unaudited)

	Unaudited As at 31 March 2002 $000	Unaudited As at 31 March 2002 £000	Unaudited As at 31 March 2001 £000
Cash and liquid resources	**24,326**	**17,082**	8,105
Other current assets	**6,347**	**4,457**	1,292
Fixed assets (including goodwill)	**28,182**	**19,789**	1,957
Total assets	**58,855**	**41,328**	11,354
Current liabilities (including provisions & deferred income)	**(20,953)**	**(14,713)**	(1,636)
Shareholders' equity	**(37,902)**	**(26,615)**	(9,718)
Total liabilities and shareholders' equity	**(58,855)**	**(41,328)**	(11,354)

US Dollar amounts have been translated at the closing rate on 31 March 2002 (£1.00: $1.4241) solely for information.

Notes to the Statement

Basis of preparation

These unaudited statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 2001 Annual Report and Accounts. The 2001 Annual Report and Accounts received an unqualified auditor's report and will be delivered to the Registrar of Companies.

Going concern

The Group is an emerging pharmaceutical business and as such expects to absorb cash until products are commercialised. The Directors have a reasonable expectation that the Group has, or can reasonably expect to obtain, adequate cash resources to enable it to continue in operational existence for the foreseeable future, and have therefore prepared the financial statements on the going concern basis.



Focused on cancer and immunotherapy


Over-production in
cancer cell membran
resista ce

8

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. The Company currently has a broad pipeline of products in both clinical development and preclinical research.

Xenova's lead programme is a P-glycoprotein antagonist for the treatment of multi-drug resistance in cancer, XR9576, known as tariquidar. Tariquidar has completed a successful series of three Phase IIa clinical trials and is expected to enter Phase III clinical development in mid 2002. Tariquidar was partnered for the North American market with QLT Inc in August 2001.

The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with other major pharmaceutical companies including Lilly, Pfizer, Celltech and Millennium Pharmaceuticals.

Corporate highlights

North American collaboration with QLT Inc for P-gp inhibitor XR9576 (tariquidar) worth £71.9m (US$105m) including milestones, excluding royalties

£7.9m (US$11.5m) upfront payment plus milestones and royalties from North American licensing deal with Millennium Pharmaceuticals, Inc for novel DNA targeting agent programme

Joint venture Phogen in collaborations with Genencor (£15m (US$21m)) and Cell Genesys (undisclosed) for VP22 technology

Start of combined 'Prime-Boost' Phase II trials for cancer programme vaccines TA-CIN and TA-HPV

Anti-nicotine addiction vaccine TA-NIC entry to Phase I clinical trials

Merger with Cantab Pharmaceuticals plc completed April 2001

Xenova at a glance

Following our merger with Cantab, the expanded Group is focused on the discovery and development of small molecule and biologic drug candidates.

Our business strategy

Following the merger with Cantab last year, Xenova has focused its resources on the discovery and development of commercially attractive, novel, small molecule and biologic drug candidates. We believe there are attractive commercial opportunities for novel cancer and immunotherapeutic drugs that address clear unmet clinical needs, and that through its expertise in these areas Xenova is well placed to take advantage of this.

We are seeking to further develop our product pipeline in our defined areas of oncology and immunotherapy, with the aim of creating a robust, sustainable and revenue generating company in the medium term. In the shorter term, we will seek, where appropriate, to optimise our revenue from upfront and milestone payments by entering into attractive licensing agreements for our products.

The key elements of Xenova's strategy are:

- discovering and developing novel drug candidates where we create and own the intellectual property involved;
- developing and expanding our pipeline of potential drug candidates with the intention of having one new drug candidate enter clinical trials approximately every year;
- accessing new targets for drug screening and lead identification through close relationships and collaborations with academic research centres and institutions, and through in-licensing from other companies where attractive opportunities arise within Xenova's area of expertise; and
- commercialising the products of our research and development, generally through partnering with major pharmaceutical and biotechnology companies.

In commercialising our products we consider the optimal time for partnering on a project by project basis, following an assessment of the scientific and commercial risks and returns for each individual project and taking into account our cash flow and general funding position. We would generally seek to finance the development of new drugs up to the completion of Phase II trials, at which point a licensing partner would be sought to complete the development and marketing of the product. However, in certain instances we may consider licensing a product at an earlier stage when an attractive commercial arrangement can be negotiated. We also seek to retain rights to significant geographic territories in order to maximise the value of each product to Xenova through further out-licensing.

The success of this strategy can be illustrated by the two major licensing deals, which were entered into in the second half of 2001. The first of these was the partnering of a product at the end of Phase II trials, the second the partnering of a project ahead of entry to clinical trials. In each case, commercialisation rights were granted for the North American market alone, with Xenova retaining rights to other territories. These rights to other territorial rights can be separately licensed out by Xenova at some later stage, thereby building further value.

Our partnerships

QLT Inc.

QLT Inc for the development and North American marketing of Xenova's small molecule inhibitor of the P-glycoprotein pump, XR9576 (tariquidar). Tariquidar has completed a series of three Phase IIa clinical trials and is poised to enter Phase III studies in Europe and the USA in mid 2002.

Millennium for the development and North American marketing of Xenova's programme of novel DNA targeting agents, which are being developed for the treatment of solid tumours in cancer. One of the compounds in this programme, XR11576 (also now known as MLN576), entered Phase I clinical development in late 2001.

CELLTECH

Celltech for the development of an antibody-based product against OX40 for the treatment of autoimmune disease.

Pfizer

Pfizer for the development of animal health applications for Xenova's DISC vaccine technology. A product candidate, known as DISC BHV, is currently under development for the prevention of infectious bovine rhinotracheitis.

Lilly

Lilly for the development of a new class of antithrombotic drugs suitable for chronic use and based on Xenova's PAI-1 inhibition programme.

Xenova currently has 8 products in clinical development, including new chemical entities for the treatment of cancer and vaccines for the treatment of infectious disease, addiction and cancer.

Programme focus



Cancer
A major focus of Xenova's drug research and development programme is cancer (oncology), a therapeutic area in which there is considerable need for new and better treatments. It is estimated that in the US, Western Europe and Japan alone an estimated 3 million people each year are diagnosed with cancer. Current methods of cancer chemotherapy generally treat the disease by killing cancer cells directly. However, the use of such drugs may be limited by their adverse side effects and the existence of resistance mechanisms in tumour cells. Xenova's research and development programme focuses on:

- prevention of cancerous conditions
- prevention of the reproduction of cancer cells and overcoming cancer's resistance mechanisms.

Immunotherapy
Xenova is applying its knowledge of vaccine technology to the prevention and cure of a number of diseases, including human papillomavirus-related diseases, which, if unchecked, can lead to the development of cervical cancer. Vaccine technology is also being applied to the prevention of oro-facial and genital herpes, the incidences of which are high and increasing worldwide. Therapeutic vaccines are additionally under development for the treatment of cocaine and nicotine addiction. These products have been designed to provoke an immune response to cocaine and nicotine respectively, and to prevent them crossing the blood/brain barrier, thereby attenuating the usual euphoric effects of these substances.

Other
In the course of its development work, Xenova has discovered drug leads and compounds which are active in disease models such as thrombosis, asthma and meningitis. Xenova considers the optimal time for partnering of all its products on a project by project basis and in certain instances – where, for example, the disease area or technology is outside Xenova's defined areas of focus we may consider licensing the product at an early stage. Xenova has an established preclinical anti-thrombotic research partnership with Lilly, based on a novel series of orally absorbed inhibitors of PAI-1.

Drug development

Drug Development Process
Xenova undertakes the process of drug discovery and development, from target identification up to and including the conduct of clinical trials. All processes are managed and coordinated by Xenova personnel. Xenova's head office and research and development capacity for small molecules are located in Slough (UK) while our immunotherapy activities are located in Cambridge (UK). A biologicals manufacturing facility is also located at the Cambridge site, which is used for the production of clinical grade materials for the Group's own clinical trials and for contract manufacturing on behalf of third party clients.



Xenova's immunotherapeutic activities are carried out at our Cambridge site.

For further information please visit our website at:

www.xenova.co.uk

Our year in review

2001 was a year of major change and substantial progress.

FEBRUARY 19 2001

[illegible]

It was announced on February 19, 2001, that the Boards of Xenova and Cantab had agreed terms for a recommended merger of the businesses. The all share merger offer, for all of the issued share capital of Cantab, was made on the basis of 11 new Xenova shares for every 7 Cantab shares.

APRIL 6 2001

[illegible]

The merger of Xenova and Cantab was declared unconditional in all respects on April 6. Dealings in new Xenova shares began on April 9 and cancellation of the listing of Cantab shares from the Official List and trading in Cantab shares on the London Stock Exchange's market for listed securities ceased on May 9. Cantab's American Depositary Shares were suspended from listing on the Nasdaq National Market on July 19.

MAY 12 2001

[illegible]

Results of two Phase IIa pharmacokinetic studies were presented at the annual meeting of the American Society for Clinical Oncology for drug development candidate XR9576. In the first of these, XR9576 was found to be well tolerated. The second study, concluded that XR9576 is a potent P-glycoprotein antagonist, without significant side effects, and with less pharmacokinetic interference than other previously used antagonists.

JUNE 21 2001

[illegible]

The completion was announced of a major strategic review of Xenova's research and development product pipeline. The review was undertaken following the merger with Cantab and implementation of this review, together with the elimination of duplicated resources and other efficiency improvements, has resulted in a significant reduction in operating expenses, when compared to the costs of the Xenova and Cantab businesses pre-merger.

JULY 9 2001

[illegible]

The results were announced of a four-dose accelerated vaccine trial, designed to evaluate the safety and immunogenicity of TA-CD. TA-CD was shown to be well tolerated systemically and locally. An attenuation of the usual euphoric effects of cocaine was reported amongst patients who admitted using cocaine during the study, providing anecdotal evidence of the benefit TA-CD may provide.

AUGUST 14 2001

[illegible]

A North American collaboration was signed with Vancouver-based QLT Inc for the development and marketing of XR9576. QLT Inc has assumed responsibility for the further development of XR9576, now known as Tariquidar, including Phase III trials, all regulatory filings and the manufacture and sale of XR9576 within those territories covered by the agreement. Xenova retains substantially all rights to XR9576 outside the United States, Canada and Mexico, including European and Rest of World marketing rights.

[illegible]

An exclusive worldwide licence agreement was signed with California-based Genencor International for the application of Phogen's VP22 technology to the development of a limited number of vaccines for certain infectious viral diseases.

Two major collaborations were announced between August and December.

OCTOBER 2 2001
Funded research collaboration announced with Cell Genesys for Phogen joint venture's VP22 technology

A research collaboration was entered into with Cell Genesys, Inc relating to the development of products for cancer and cardiovascular disease. Detailed financial terms were not disclosed, but Cell Genesys is funding the work undertaken by Phogen as part of this collaboration.

SEPTEMBER 10 2001
Anti-nicotine addiction vaccine TA-NIC enters Phase I clinical trials

Xenova's novel therapeutic vaccine, TA-NIC, which is under development for the treatment of nicotine addiction, entered Phase I clinical trials in September 2001. The study is designed to assess the safety, tolerability and immunogenicity of TA-NIC in both smokers and non-smokers. Two different dose levels are being investigated in a variety of dosing regimens.

OCTOBER 10 2001
Results announced for a Phase III trial of TA-HSV for the treatment of genital herpes

Analysis of results from a clinical efficacy trial for TA-HSV, a therapeutic vaccine designed for the treatment of genital herpes, showed that the trial had not met its clinical endpoints. Further development of TA-HSV is not planned. Trials of TA-HSV were conducted by Xenova's partner, GlaxoSmithKline. The development agreement with GlaxoSmithKline relating to TA-HSV was terminated effective January 2002.

OCTOBER 26 2001
Successful results announced for Phase IIa trial of TA-HPV, Phase I trial of TA-CIN and start of combined 'Prime-Boost' Phase II trial announced for TA-HPV and TA-CIN

The successful results of a Phase IIa trial of Xenova's TA-HPV vaccine in women with high grade vulval intra-epithelial neoplasia and the successful results of a Phase I study for TA-CIN, a vaccine which is being developed for the treatment of cervical intraepithelial neoplasia were both presented at the 19th International Human Papillomavirus Conference. Based on the positive results of TA-HPV and TA-CIN clinical studies to date, a 'prime-boost' clinical trial is being conducted at 3 centres in the UK in women with a group of human papillomavirus associated conditions collectively known as ano-genital intraepithelial neoplasia.

DECEMBER 17 2001
Licence granted to Millennium for anti-cancer compounds XR11576, XR11612 and XR5944

Under the terms of this agreement Millennium have acquired development and exclusive marketing rights to this programme in North America in exchange for an upfront payment of US$11.5m (£7.9m) as well as future milestone payments and royalties following the achievement of specific development and sales goals. Xenova retained commercialisation rights for all products arising from this collaboration outside North America, including marketing in Europe and the Rest of the World.

OCTOBER 31 2001
Research update announced following EORTC/NCI Symposium

A research update was issued following presentation of positive new preclinical research data relating to a number of Xenova's programmes. Data relating to anti-cancer compounds XR11576, XR5944 and XR11612, which together form a novel DNA targeting programme for the treatment of cancer, showed an enhanced potency of XR11576 and XR5944 when compared with a first generation of compounds. Data presented relating to a Phase IIa study of multi-drug resistance modulator XR9576 (tariquidar), found that XR9576, in combination with vinorelbine, had no effect on the pharmacokinetics of the cytotoxic drug. Further data relating to low molecular weight inhibitors of PAI-1 found that such inhibitors of PAI-1 suppress tumour cell invasion and angiogenesis *in vitro* and reduce tumour cell growth *in vivo*.

Chairman's statement & Chief Executive's review

The last year has been a most significant one in the history of Xenova.





John BH Jackson Chairman





David A Oxlade Chief Executive Officer

The last year has been a most significant one in the history of Xenova. Following the merger with Cantab, which was declared unconditional in April 2001, Xenova has focused its resources on the discovery and development of commercially attractive novel small molecule and biologic drug candidates, primarily in the therapeutic areas of cancer and immune system disorders. The merger has brought together complementary competencies appropriate to the development of new cancer treatments and considerable progress has been made in terms of the development of our expanded portfolio. The Group now has a total of 8 products undergoing clinical development.

Significant licence agreements were signed during 2001 for two of the Group's key development programmes, realising substantial upfront payments and offering the benefits of potentially large milestone and royalty payments. A further two agreements were entered into by Phogen, a joint venture between Xenova and Marie Curie Cancer Care, in respect of Phogen's VP22 technology, realising cash benefits and the future funding of this venture.

Integration of the Xenova and Cantab businesses was successfully completed and included a strategic review, which resulted in considerable cost savings when compared with the costs of the separate businesses in 2000. Xenova currently employs 144 people at its facilities in Slough and Cambridge, UK. Following expiry of the lease on its previous building in Slough, during the course of 2001 Xenova moved to a new facility, also in Slough, where the Group's headquarters and small molecule discovery and development capabilities are based. The Cambridge site houses Xenova's biologics capabilities.

As a result of these developments, we believe that Xenova has both a well-validated strategy and a strong and well-balanced portfolio of product candidates, with strong partnerships with major pharmaceutical and biotech companies to support ongoing development and commercialisation of Xenova's drug candidates.

Operating Review

Drug Candidates

XR9576 (tariquidar) - Xenova's P-glycoprotein modulator, which targets the reversal of multi-drug resistance in cancer, completed a series of three open label Phase IIa clinical trials in early 2001. The successful results of a trial in which XR9576 was given with doxorubicin were reported in late 2000. The results of two other Phase IIa trials, in which XR9576 was given with paclitaxel or vinorelbine (two widely used cytotoxic drugs), were reported in May at the annual meeting of the American Society of Clinical Oncology and showed that XR9576 was well tolerated and that it is a potent P-glycoprotein antagonist. These trials also confirmed that, at the dose levels studied, no clinically significant pharmacokinetic interaction was observed, that the administration of XR9576 with paclitaxel, vinorelbine and doxorubicin was well tolerated and that the cytotoxics can be used in combination with XR9576 at or close to their normal clinical dose. Positive responses, which were noted in several of the patients in the studies, provided anecdotal evidence of efficacy.

In August Xenova announced the signing of an exclusive licence agreement with QLT Inc for the development and marketing of XR9576 in the United States, Canada and Mexico. Under the terms of this agreement, QLT has assumed responsibility for the

It is anticipated that Phase III trials for Tariquidar will begin in mid 2002.

further development of XR9576, including Phase III trials, all regulatory filings and the manufacture and sale of XR9576 within those territories covered by the agreement. QLT made an immediate upfront licence payment to Xenova of US$10m (£6.9m) and will provide up to US$45m (£30.8m) in funding for development activities related to Phase III clinical studies for XR9576 in North America and Europe. Milestones of up to US$50m (£34.2m) and royalties in the range of 15 to 22 per cent depending on the level of North American sales are also receivable by Xenova.

Xenova retains substantially all rights to XR9576 outside the United States, Canada and Mexico, including European and Rest of World marketing rights. FDA permission has been obtained to proceed with Phase III clinical trials and it is anticipated that these trials will begin in mid 2002.

XR11576 (MLN576) - Along with compounds **XR5944** and **XR11612**, XR11576 forms part of Xenova's programme of novel DNA targeting agents, whose method of action involves dual inhibition of topoisomerases I and II. The programme is being developed for the treatment of solid tumours in cancer. XR11576 is an oral agent, which completed pharmacological and toxicity testing during 2001 prior to entry into Phase I clinical development. Patient dosing for an open label, Phase I trial, which is being carried out at centres in the UK and the Netherlands, began in February 2002. Like XR11576, XR11612 is orally bioavailable and has shown increased potency in preclinical trials. It is being developed as a back-up compound to XR11576. XR5944 has shown exceptionally high potency as a cytotoxic in preclinical studies with a number of cell lines and xenograft models. XR5944 is an intravenous agent which is structurally distinct from XR11576, and has been shown to be unaffected by atypical multi-drug resistance. All three compounds are the product of Xenova's in-house research and development.

It was announced in December 2001 that Xenova has entered into a licence agreement with Millennium Pharmaceuticals Inc for the development and North American commercialisation of these novel compounds. Under the terms of the agreement, Millennium has acquired development and exclusive marketing rights to the programme in North America, in exchange for an upfront payment of US$11.5m (£7.9m) as well as future milestone payments and royalties following the achievement of specific development and sales goals. Xenova continues to have responsibility for performing development activities associated with the programme to the end of Phase II trials, which will be funded by Millennium from 2003. Following completion of Phase II trials, Millennium will assume responsibility for the programme's further development and commercialisation in North America, while Xenova has responsibility for its further development and commercialisation rights in Europe and the Rest of the World.

TA-HPV and TA-CIN - TA-HPV is a vaccinia viral vector, carrying human papillomavirus genes, which is being developed to treat cervical cancer. A series of Phase II trials is currently underway and the results of one of these were reported in September 2001. In this trial forty-four per cent of patients were judged to show an objective clinical response at six months and a further twenty-two per cent showed significant symptom relief.

TA-CIN is a therapeutic vaccine which is being developed for the treatment of cervical intraepithelial neoplasia. The successful results of a Phase I safety and immunogenicity study were reported in October 2001.

Preclinical studies have demonstrated that a combination of TA-HPV and TA-CIN results in an immune response that is significantly stronger than that observed in either product alone. The start of a Phase II combined 'Prime-Boost' trial was announced in October 2001. In this open-label, physician-sponsored trial, primer followed by a booster dose are being given to up to 30 women with human papillomavirus associated conditions at three centres in the UK. Results of these trials are expected in the second half of 2002.

TA-CD - TA-CD is a therapeutic vaccine which is under development for the treatment of cocaine addiction. The successful results of a four-dose Phase IIa trial for TA-CD were announced in July 2001, and showed TA-CD to be well tolerated and able to generate higher and earlier antibody titres than those seen in an earlier three-dose Phase I trial, potentially benefiting the patient by establishing a more rapid therapeutic effect. An attenuation of the usual euphoric effects of cocaine was reported amongst patients who admitted using cocaine during the study, providing anecdotal evidence of the benefit TA-CD may provide. TA-CD entered a new Phase II dose escalation study in April 2002 and it is anticipated that a Phase II cocaine administration study, funded by the US National Institute on Drug Abuse, will begin in mid 2002.

It is expected that results from a number of our clinical studies will become available during 2002.

TA-NIC - TA-NIC is a therapeutic vaccine which is under development for the treatment of nicotine addiction. TA-NIC entered a Phase I study to assess the vaccine's safety, tolerability and immunogenicity in September 2001. It is anticipated that preliminary results from this study will be available in the second half of 2002.

TA-HSV - TA-HSV was under development for the treatment of genital herpes and utilised Xenova's proprietary DISC technology. This technology involves disabling a herpes virus by removing a gene, allowing a single cycle of replication but preventing replicated viruses from spreading to other cells. The results of a Phase II clinical efficacy trial for the therapeutic vaccine, TA-HSV, which was conducted in collaboration with Xenova's programme partner, GlaxoSmithKline, were announced in October 2001. Analysis of the results showed that the trial did not meet its clinical endpoints. Further development of TA-HSV is not planned.

DISC-PRO - DISC-PRO is a prophylactic vaccine which is in development for the prevention of oro-facial and genital herpes. During the course of a Phase I study, DISC-PRO was found to be well-tolerated and immunogenic. It is intended to seek a corporate partner for this programme ahead of entering Phase II/III clinical trials.

DISC-GMCSF - DISC-GMCSF is a gene therapy product which is being developed to enhance the immune response to tumours. Preclinical data relating to DISC-GMCSF were published in September 2001 and showed DISC-GMCSF to be safe with no adverse reactions reported. DISC-GMCSF is currently in a Phase I trial for patients with metastatic melanoma. Results of this trial are expected in the second half of 2002.

DISC-VET - DISC-VET is a programme to develop Xenova's DISC technology for the treatment of animal disease and is applicable to multiple disease targets. DISC-BHV is a vaccine which is designed for the prevention of infectious bovine rhinotracheitis, an upper respiratory tract infection in cattle, caused by the bovine herpes virus. DISC-BHV has been shown to be safe and to offer protection against disease symptoms. Xenova's partner, Pfizer Animal Health, entered DISC-BHV into development in January 2001.

Early Development Programmes

PAI-1 Inhibitors (Anti-Thrombotic) - Research continued throughout 2001 on this programme, which is based on compounds from Xenova's in-house research. These compounds are active in both venous and arterial models of thrombosis and are orally absorbed. A paper by Xenova, detailing the successful synthesis and biological activities of a series of inhibitors of PAI-1, based on a Xenova compound known as XR5118, was published in 2001 in the journal Biorganic and Medicinal Letters (2001; 11: 2589-2592). Xenova established a partnership with Lilly for this preclinical research area in February 1998.

PAI-1 Inhibitors (Anti-Cancer) - Research is also continuing on this programme in which Xenova is collaborating with the Institute of Cancer Research. PAI-1 has been shown to play a role in the spread of cancer. Papers published by Xenova in 2001 have shown that antibodies to PAI-1 alter the invasive and migratory properties of human cancer cells *in vitro* (Clinical and Experimental Metastasis, (2001; 18: 445-453)) and that low molecular weight inhibitors of PAI -1 suppress tumour cell invasion and angiogenesis *in vitro* and reduce tumour growth *in vivo* (Clinical Cancer Research (2001; 7 (Suppl): 3670)).

Multi-Drug Resistance Protein (MRP) - Research continued during 2001 and Xenova has developed the assays needed to find a drug candidate for this programme. It is expected that compounds will enter preclinical development during 2002. Like P-gp, MRP acts as a pump and expels small molecules such as cytotoxics from cells. Xenova is also exploring the potential application of MRP inhibitors in asthma.

OX40/OX40L - OX40 and OX40L are a pair of interacting cell-surface proteins which are important for the induction and regulation of immunity. A product candidate, OX40L, has shown efficacy in several disease models including cancer. Xenova's partner, Celltech, is developing an antibody based product against OX40 for the treatment of autoimmune disease. A paper relating to the successful development of an immunoassay for OX40 was published by Xenova in 2001. *(Journal of Immunological Methods [255(2001)67-72]).*

M3 - Work is currently in progress with several preclinical models to evaluate the potential efficacy of M3, a virally-derived, broad-spectrum chemokine binding protein which has potential application in many disease areas, including cancer and immune-inflammatory disease.

We intend to seek out further commercial partnerships in order to support the development marketing and distribution of our products.

MEN.B - In collaboration with the Institute for Infections and Immunity at Nottingham University (UK), Xenova is developing a vaccine for the prevention of meningitis caused by infection with meningitis group B. The programme is currently at the lead product evaluation stage.

VP22 - VP22 is a transport protein which transports genes, proteins and certain classes of therapeutic small molecules, such as antisense drugs, into cells and which targets the delivery to the nucleus of cells. Xenova is currently investigating the potential of VP22 in drug delivery and gene therapy through Phogen, a 50/50 funded joint venture with Marie Curie Cancer Care.

In August 2001 Phogen signed a licensing agreement, potentially worth up to £15m (US$21m) in licence, option and contract research payments, plus undisclosed royalties, with Genencor International, Inc for the application of VP22 technology to the development of a limited number of therapeutic vaccines for certain infectious viral diseases. In October 2001, Phogen signed a research collaboration agreement with Cell Genesys, Inc in the field of gene therapy and relating to products for cancer and cardiovascular disease.

Patents

In late 2001 Xenova received notification from the US Patent and Trademark Office Board of Patent Appeals and Interferences of the Board's final decision in relation to an interference proceeding concerning two of Xenova's granted US patents covering DISC virus vaccines. The Board's final decision terminated the interference proceedings and has left Xenova's patents in force.

People

Following completion of the merger, Cantab executive Directors Nick Hart, Stephen Inglis and John St Clair Roberts became executive Directors of the enlarged Group. Gerard Fairtlough, a Cantab non-executive Director, also joined the Xenova Board in a non-executive capacity. Xenova non-executive Director Paul Bevan resigned from the Board following the merger. As announced in October 2001, Commercial Director Nick Hart and Dr Stephen Inglis, Research Director, Biologics, resigned from the Board effective 31 December 2001 in order to pursue new opportunities. Both Nick and Stephen made a considerable contribution to the merger and we wish them every success in their new roles.

Future Prospects

It is anticipated that Xenova will continue to make progress with the portfolio of products in clinical trials. It is also intended that the Group's preclinical pipeline will continue to develop, including entering into further academic and commercial collaborations and furthering our own proprietary research in order to realise potential new drug candidates for clinical evaluation. We intend to seek out further commercial partnerships in order to support the development, marketing and distribution of our products.

Portfolio overview

Following the merger with Cantab our portfolio has expanded to include both small molecule and biological based products.

Clinical Pipeline

Product	Indication	Pre-clinical Studies in cultured cells and animals to determine whether a new molecule is likely to be effective and safe in humans.	Phase I Studies in small numbers of patients (or healthy volunteers in many therapeutic areas other than cancer) to investigate the tolerability of a new molecule and assess which dose(s) are likely to be most appropriate.	Phase II Studies in larger numbers of patients to investigate both efficacy and tolerability and obtain further information on dosing.	Phase III Studies in larger numbers of patients (usually several hundred) to investigate efficacy and tolerability with a high degree.	Commercial rights
XR9576	Multi-drug resistance					QLT NA, Xenova ex NA
TA-HPV/TA-CIN	Cervical dysplasia					Xenova
DISC-GMCSF	Solid tumours					Xenova
XR11576	Cytotoxic					Millennium NA, Xenova ex NA
DISC-PRO	Herpes					Xenova
TA-CD	Cocaine					Xenova
TA-NIC	Nicotine					Xenova
DISC-VET	Bovine Herpes					Pfizer

NA = North America

Preclinical Pipeline

Product	Indication	Research	Preclinical development	Commercial rights
XR5944 *(iv)*	Cancer			Millennium/Xenova
XR11612 *(po)*	Cancer			Millennium/Xenova
OX40	Inflammation			Xenova
	Autoimmune			Celltech
OX40L	Cancer			Xenova
	Infectious Disease			Xenova
PAI-1 Inhibitor	CardioVascular			Lilly
	Cancer			Lilly (Option)
MRP	Cancer			Xenova
	Asthma			Xenova
M3	Cancer			Xenova
	Inflammation			Xenova

Operating and financial review

A continued reduction in the rate of cash burn was achieved in the year.



Daniel Abrams FCA MA (Hons) Finance Director

Overview

In line with the development of the Group's portfolio of products, the Group's financial strength has continued to grow. Reflecting the ability of the pipeline to deliver valuable commercial opportunities, the Group started 2002 with £24m in cash and liquid resources. Use of these funds, which represent more than a year's operating cash burn at 2001 rates, is being optimised following the successful integration and cost reduction measures put in place following the acquisition of Cantab. As a result of the strategic review and integration measures already undertaken, excluding exceptional items and goodwill amortisation, the Group has made £6.2m of costs savings in 2001 compared to the costs of the separate Xenova and Cantab businesses in 2000.

Acquisition of Cantab Pharmaceuticals plc

On 6 April 2001, the Group announced the successful completion of the merger with Cantab. Xenova shares, issued as consideration to Cantab shareholders to acquire 100% of Cantab, were valued at 49p on 5 April 2001, valuing Cantab at £34.2m. With £16.8m of cash and liquid resources, this effectively valued the technology and other assets in Cantab at £17.4m.

In addition to acquiring Cantab Pharmaceuticals plc and its UK trading company Cantab Pharmaceuticals Research Limited, (now renamed Xenova Research Limited), the Group acquired as part of this transaction a 45% share in Phogen Limited, a joint venture company with Marie Curie Cancer Care.

Operating Performance

The acquired Cantab business was consolidated into the Group's results from 6 April 2001, and has contributed to a net loss per share of 13p, which compares with a net loss per share for 2000 of 15p.

In the year to 31 December 2001 the Group's revenue, including that from the acquired Cantab business, increased to £1.8m (2000: £0.1m). Revenues in the year include those derived from the licence agreement on XR9576/Tariquidar with QLT (£0.6m) and the completion of Phase II clinical trial work with GlaxoSmithKline in respect of the TA-HSV programme (£0.7m), which was terminated in December 2001. In accordance with the revenue recognition policy set out in Note 1, a further £6.3m of upfront licence fees received from QLT in August 2001 and all of the £7.9m of upfront licence fees

The Group has made £6.2m of cost savings in 2001.

received from Millennium in December 2001 have been deferred. The upfront licence fees from QLT and Millennium are non-refundable.

Total research and development (R&D) expenditure of £15.4m (2000: £7.4m) includes the preclinical development of the novel DNA-targeting agent programme, which has been licensed to Millennium, the completion of Phase II clinical development of Tariquidar, which has now been licensed to QLT and the expenditure in respect of the acquired Cantab business of £7.0m.

Total administrative expenses of £4.9m have increased by £2.8m from the prior year primarily due to the remaining administrative costs associated with the acquired Cantab business of £1.0m, exceptional reorganisation costs of £1.0m and amortisation costs of £0.9m. These amortisation costs relate to the amortisation of goodwill arising upon acquisition of the Cantab business of £11.7m, which is being amortised over the 10 year estimated useful life of the business.

Total net operating expenses for the second half of the year increased to £11.2m, up from £8.9m in the first half year, following the inclusion of Cantab for the whole period and the impact of a reorganisation and strategic review announced in June 2001. The increased net interest income reflects the increased cash and liquid resources balance held throughout the period. Following the rise since 31 December 2000 in the listed market price of the 88,668 Cubist Pharmaceuticals shares held by the Group, £0.5m has been written back to the profit and loss account.

	Continuing operations 2001 £m	Continuing acquisitions 2001 £m	Total operations 2001 £m	Total 2000 £m
Turnover	0.6	1.2	1.8	0.1
Operating expenses	(10.5)	(9.7)	(20.2)	(9.5)
Operating loss	(9.9)	(8.5)	(18.4)	(9.4)
Working capital / non cash items			14.6	-
Cashflow from operating activities			(3.8)	(9.4)
Net capital expenditure / proceeds			(2.8)	(0.3)
Cash outflow from operating and capital expenditure			(6.6)	(9.7)
Interest			1.0	0.6
Taxation			1.9	-
Cash outflow before acquisitions and financing			(3.7)	(9.1)
Net cash inflow from acquisitions			16.0	-
Net financing and movement of liquid resources			(1.0)	10.0
Net increase in cash			11.3	0.9
	Number	**Number**	**Number**	**Number**
Head count at year end	**53**	**91**	**144**	**59**

Since the merger with Cantab in April 2001 all head office functions and administrative services have been consolidated.

[illegible]

Since April 2001, the Group has consolidated all head office functions and administrative services in order to maximise the cost savings for the enlarged Group. Surplus building space has been and will continue to be sublet to minimise the Group's ongoing commitments.

As part of the strategic review of both the research and development pipeline and other activities, announced on 21 June 2001, approximately 25% or 47 positions have been lost across both the head office and research and development functions. Included within the exceptional reorganisation costs for the year is £1.0m, comprising severance payments.

As a result of both integration measures already undertaken, excluding exceptional items and goodwill amortisation, and of cost reductions resulting from product partnering activities, the Group has made an estimated £6.2m in cost savings in 2001 when compared to the costs of the separate Xenova and Cantab businesses in 2000.

[illegible]

Following the changes introduced as part of the Finance Act 2000 in respect of Scientific Research Allowances (now renamed 'Research and Development Allowances'), the Group has recognised a R&D tax credit for the year of £1.8m which is expected to be received in 2002. During 2001, the Group received £0.7m in respect of Xenova's 2000 claim and £1.2m in respect of Cantab's 2000 claim.

[illegible]

Capital expenditure during the year was £2.8m (2000: £0.4m). There were no proceeds from disposals of tangible fixed assets (2000: nil).

Net interest of £0.8m was earned in the year (2000: £0.7m). Cash and liquid resources at 31 December 2001 total £24.0m (2000: £12.2m).

Cash of £21.8m and liquid resources of £2.2m at 31 December 2001 (2000: cash £10.5m, liquid resources £1.7m) remain despite both the significant facilities relocation expenditure of £2.7m and the Cantab related transaction costs paid of £1.8m. Transaction costs paid by both Cantab and Xenova totalled £3.5m.

Cash received in 2001	**Turnover 2001 £000**	**Deferred 2001 £000**	**Total 2001 £000**
XR9576 / Tariquidar – QLT	0.6	6.3	6.9
DNA – targeting programme – Millennium	-	7.9	7.9
Other	1.2	-	1.2
Total	**1.8**	**14.2**	**16.0**

£14.8m was received in cash from two major licensing deals.

Included in liquid resources is an investment in Cubist which, subsequent to the year end, fell in value, following an announcement on 17 January 2002 by Cubist of adverse clinical trial data. The share price fell to $17 on that day, valuing the investment at £1.0m, compared with a valuation at 31 December 2001 of £2.2m. The Directors consider that this is a temporary decline in value.

The number of shares in issue rose to 139.0 million as at 31 December 2001, from 69.2 million at 31 December 2000, due principally to the issue of 69.8 million shares in consideration for the Cantab business acquired.

The 11.8 million warrants from the July 2000 Placing and Open offer exercisable at 85p up to 31 October 2001, were not exercised and so lapsed at that date.

The Directors do not recommend the payment of a dividend (2000: nil).

Financial instruments

The Group's financial instruments comprise cash and liquid resources and various items such as trade debtors and creditors that arise directly from its operations. The Group finances its operations from both income from collaborations and partnerships and from equity capital. The principal risk arising from the Group's financial instruments is interest rate risk.

The Board has implemented policies for managing this risk. These policies are summarised as follows:

- The Group uses the services of a discretionary professional fund manager to invest funds on deposit and in money market instruments where the objective is to obtain an overall return in line with three month LIBID.
- All transactions are governed by Xenova's investment policy, which is regularly reviewed by the Audit Committee. Decisions on the level of risk undertaken are confirmed to the Board of Directors which has established limits by transaction type and counter party.
- To minimise credit risk, investments can only comprise of bank and building society deposits, eurobonds, certificates of deposit, sterling commercial paper and UK government securities with institutions maintaining a minimum long term credit rating of A3 by Moody's and or A- by Standard and Poor's. No transactions are of a speculative nature.
- Some licence agreements with partners provide for milestones to be payable in currencies other than sterling based on specified events. The Company has not invested in currency hedging instruments given the uncertainty and timing of these milestones. To address this risk, funds are converted into sterling as soon as practicable after receipt. Some of these licence agreements also provide for collaborative research funding which does not represent a significant currency risk to the Company because the associated costs are refunded to the Company by the partner on a regular basis and then converted immediately into sterling.

Directors' biographies

1  2  3 

4  5  6 

1. John BH Jackson (72)
Chairman (Non-Executive)

Mr Jackson has chaired Xenova's Board since 1990. Mr Jackson is also Chairman of Celltech Group plc and a non-executive director of a number of other companies including Billiton plc and WPP Group plc. He is non-solicitor Chairman of Mishcon de Reya. Mr Jackson chairs Xenova's Nominations Committee and chaired Xenova's Remuneration Committee until June 2001.

2. David A Oxlade (52)
Chief Executive Officer

David Oxlade joined Xenova in June 1997 and was appointed Group Chief Executive in March 1998. He was previously President of the Syva Division of Behring Diagnostics Inc. Originally trained as a biochemist, David Oxlade has over 30 years experience in the healthcare industry worldwide. He has worked extensively at general management level in the USA and Asia as well as in Europe with companies such as ICI Diagnostics and Boehringer Mannheim GmbH. David Oxlade is a member of Xenova's Nominations Committee.

3. Daniel Abrams FCA MA (Hons) (46)
Finance Director

Daniel Abrams joined Xenova as Finance Director in October 1997. He was previously Vice President Finance and Chief Financial Officer, Asia and Africa Division, Pepsi Co. International, prior to which he held various senior finance and strategy positions at Guinness plc.

4. Michael Moore DSc, FRCPath (59)
Research Director and Chief Scientific Officer

Michael Moore joined Xenova in 1988, from the Paterson Institute for Cancer Research in Manchester, England, where he held a Cancer Research Campaign Special Appointment. Dr Moore is also an honorary professor in the Department of Biology and Biochemistry at Brunel University, Uxbridge, England.

5. John Waterfall PhD (54)
Development Director

John Waterfall joined Xenova as Research and Development Director in May 1999 from Hoffmann-La Roche Inc., Nutley, New Jersey, USA, where he was Divisional Vice President, Global Project Management. Dr Waterfall has spent some 28 years in various pharmaceutical research and development roles with major companies in both Europe and the USA.

6. John St Clair Roberts MRCS, LRCP, FFPM (48)
Medical Director

John St Clair Roberts joined Cantab as Medical Director in 1994 with worldwide responsibility for clinical development. He was a member of the Cantab executive board from July 1999 and was appointed to the Xenova Board following the merger with Cantab in April 2001. Previously he was Medical Director of Pasteur Merieux (UK) where he was responsible for the clinical development of several prophylactic vaccines, including a combined measles, mumps and rubella vaccine and a Haemophilus influenze type b vaccine.

7



8



9



10



11



7. T Ronald Irwin FRPharmS PhC (66)
Non-Executive Director

Ron Irwin is Xenova's senior independent non-executive Director and a member of Xenova's Audit and Nominations Committees. He was Commercial Director at British Biotech plc from 1993 until his retirement in 1996. Prior to this, he was Chairman and Managing Director of Marion Merrell Dow in the UK. Ron Irwin is also a Director of CeNes Pharmaceuticals plc and Echo International Health Services Ltd. He has been a non-executive member of Xenova's Board since October 1996.

8. Howard S Wachtler (53)
Non-Executive Director

Howard Wachtler is a member of Xenova's Audit Committee and was a member of Xenova's Remuneration Committee until December 2001. A Managing Officer of QED Technologies, a globally diversified business and transactional consultancy firm, Mr Wachtler was previously a Managing Director of Medical Venture Holdings Inc., an affiliate of Oppenheimer and Co Inc. He has been a non-executive member of Xenova's Board since March 1992.

9. Adrian L Harris D Phil, FRCP (51)
Non-Executive Director

A member of Xenova's Remuneration Committee and of Xenova's Scientific Advisory Board, Professor Harris has been Director of the Imperial Cancer Research Fund (ICRF) Molecular Oncology Laboratories in Oxford, UK since 1988. Adrian Harris is also Director of the ICRF Medical Oncology Unit and practices as a Medical Oncologist. Professor Harris has been a non-executive member of Xenova's Board since October 1996.

10. Peter L Gillett FCA (59)
Non-Executive Director

Peter Gillett joined the Board of Xenova in February 2000 and chairs Xenova's Audit Committee. Until June 2000 he was a partner in Ernst & Young, the audit and professional services firm.

11. Gerard H Fairtlough CBE, DSC (71)
Non-Executive Director

Gerard Fairtlough joined the Board of Xenova following the merger with Cantab in April 2001 and since June 2001 has chaired Xenova's Remuneration Committee. Gerard Fairtlough was formerly a non-executive director of Cantab and worked for 25 years in the Royal Dutch Shell Group, latterly as Chief Executive Officer of Shell Chemicals UK. He then founded Celltech Group and was its CEO throughout the 1980s. Since his retirement from Celltech he has been involved in the start-up of several more high-technology businesses.

Corporate directory

Directors in the year to 31 December 2001

JBH Jackson
Chairman

DA Oxlade
Group Chief Executive Officer

J Waterfall
Development Director

M Moore
Research Director and
Chief Scientific Officer

D Abrams
Group Finance Director

J St Clair Roberts
Medical Director
(appointed April 2001)

N Hart
Commercial Director
(appointed April 2001,
resigned December 2001)

S Inglis
Research Director, Biologics
(appointed April 2001,
resigned December 2001)

HS Wachtler
Non-Executive Director

AL Harris
Non-Executive Director

TR Irwin
Non-Executive Director

P Bevan
Non-Executive Director
(resigned May 2001)

PL Gillett
Non-Executive Director

GH Fairtlough
Non-Executive Director
(appointed April 2001)

Scientific Advisory Board

Oncology

Professor S Kaye (Chairman)
Cancer Research Campaign

Professor S Howell
University of California, San Diego

Professor M Waterfield
Ludwig Institute
for Cancer Research

Professor A Harris
University of Oxford

Professor H Newell
University of Newcastle-upon-Tyne

Professor P Workman
Institute of Cancer Research

Professor M Brenner
Center for Cell and Gene Therapy,
Houston, Texas

Autoimmune and Infectious Disease

Professor J Savill
University of Edinburgh

Professor M Raff
University College London

Dr M Neuberger
MRC Laboratory of Molecular Biology

Professor A Minson
University of Cambridge

Registered and Head Office

957 Buckingham Avenue
Slough
Berkshire SL1 4NL
Telephone: 01753 706600
Fax: 01753 706607

Registered Number
2698673

Investor/Media Information
For further information contact:
Hilary Reid Evans
Head of Corporate Communications
Xenova Group plc
Telephone: 01753 706622

Registered Auditors
PricewaterhouseCoopers
Harman House
George Street
Uxbridge
Middlesex UB8 1QQ

Registrars
Computershare Services plc
Securities Services – Registrars
PO Box 82
Caxton House
Redcliffe Way
Bristol BS99 7NH

Bankers
Barclays Bank plc
Corporate Banking Centre
PO Box 885
Mortlock House
Histon
Cambridgeshire CB4 9DE

Legal Advisers
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Legal Advisers (Special Projects)
Anderson & Company
76 Wallingford Road
Shillingford
Oxfordshire OX10 7EU

US Attorneys
Bingham Dana
399 Park Avenue
New York, NY
10022-4689, USA

Patent Attorneys
JA Kemp & Co
14 South Square
Grays Inn
London WC1R 5LX

Brokers
Nomura International plc
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

ADR Depository Bank
The Bank of New York
101 Barclay Street
New York NY 10286, USA

Financial Public Relations (UK)
Financial Dynamics Ltd
Holborn Gate
26 Southampton Buildings
London EC2A 1PB

Financial Public Relations (US)
The Trout Group/
BMC Communications
740 Broadway
Suite 903
New York NY 10003, USA

Report of the Directors

for the year ended 31 December 2001

The Directors present their annual report and the audited consolidated financial statements for the year ended 31 December 2001.

Principal Activity and Review of the Business

Xenova Group plc is an emerging bio-pharmaceutical company focussing principally on the therapeutic areas of cancer and immune system disorders. The Group has a strong track record in the discovery and development of novel drugs, in which it creates and retains ownership of intellectual property.

The Company was floated on NASDAQ in 1994 and on the London Stock Exchange in 1996. The Company completed a merger with Cantab in April 2001, and now employs 144 people at its facilities in Slough (UK) and Cambridge (UK).

The Group's activities are described and a review of the Group's performance in the year to 31 December 2001 included in the Chairman's statement and Chief Executive's review of operations.

The Directors consider that 2002 will show continued progress in the development of the business.

Results and Dividends

The Group's results for the year are set out in the consolidated profit and loss account on page 31. The consolidated loss for the year after taxation was £15,371,000 (2000: loss of £9,305,000).

The Directors do not recommend the payment of a dividend (2000: nil).

Share Capital

A total of 69,799,179 ordinary shares were issued during 2001. Details are given in Note 22 on page 46.

Significant Shareholdings

As of 10 April 2002, the Company was aware of the following significant shareholdings:

	%
M&G Investment Management	8.00
RAB Europe Partners	6.10
Apax Partners	4.52
Aberforth Partners	3.63
Deutsche Asset Management	3.27

The Company has also been notified that as of 10 April 2002, The Bank of New York, acting as Depositary in respect of American Depositary Shares (ADS) evidencing ordinary shares, held 4.14% of the issued share capital.

Payment of Creditors

The Company and its subsidiaries agree terms and conditions for their business transactions with each of their suppliers. Payment is then made on these terms, subject to the terms and conditions being met by the supplier. Trade creditors of the Group at 31 December 2001 as a proportion of amounts invoiced by suppliers during the year represent 26 days (2000: 53). The Company has no trade creditors (2000: nil).

Charitable and Political Donations

During the year the Group made contributions amounting to £2,000 (2000: £1,000) to charitable organisations in the UK. There were no political donations.

Directors

Xenova Group plc had 11 Directors at 31 December 2001. Membership of the Board at this date is shown on page 18. JBH Jackson, AL Harris and JF Waterfall will retire by rotation at the next Annual General Meeting and offer themselves for re-election. GH Fairtlough and PL Gillett will retire in accordance with the terms of their letters of appointment and offer themselves for re-election.

Details of any notice periods under service contracts for the Directors offering themselves for re-election and the interests of Directors in the share capital of the Company are set out in the Remuneration Report on pages 24 and 26 respectively.

Employees

The Group communicates and consults regularly with employees during the year. All employees have access to the Group's intranet and receive a copy of the Annual Report and Accounts. Employees' involvement in the Group's performance is encouraged with employee bonus and share option schemes. Any invitation to participate in the Save-As-You-Earn share scheme is made to all eligible employees.

The Group's aim for all members of staff and applicants for employment is to fit the qualifications, aptitude and ability of each individual to the appropriate job, and to provide equal opportunity, regardless of sex, religion or ethnic origin. The Group does all that is practicable to meet its responsibility towards the employment and training of disabled people. Where an employee becomes disabled, every effort is made to provide continuity of employment in the same job or a suitable alternative.

The Group is recognised under the National Investors in People scheme for its high standards of staff training and development.

Report of the Directors continued

for the year ended 31 December 2001

Health and Safety

The Group is committed to providing and maintaining a safe working environment for all its employees. Health and safety procedures are subject to external independent review and the Group's performance has been recognised by a British Safety Council award.

Environmental Policy

The Group carries out environmental monitoring in order to meet regulatory and statutory requirements. The Group is committed to minimising the impact of its activities on the environment.

Statement of Directors' Responsibilities

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit or loss of the Group for that period.

In preparing the financial statements the Directors are required to select suitable accounting policies and apply them consistently, to make reasonable and prudent judgements and estimates, and to state that all accounting standards which they consider to be applicable have been followed, save as disclosed in the notes to the financial statements. The Directors are also required to prepare the financial statements on the going concern basis unless it is inappropriate to do so.

The Directors confirm they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for the maintenance and integrity of the Xenova Group plc website on which the annual report will be available. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers, have indicated their willingness to continue in office and a resolution will be submitted at the forthcoming Annual General Meeting for their reappointment.

Annual General Meeting

The Annual General Meeting will be held on 3 July 2002 at the Institute of Directors, 116 Pall Mall, London, SW1Y 5ED, England at 10.00 am.

BY ORDER OF THE BOARD

D Abrams
Company Secretary
19 April 2002

Corporate Governance

The Combined Code
Xenova's Board is committed to the highest standards of corporate governance. In accordance with the Combined Code on Corporate Governance appended to the Listing Rules of the Financial Services Authority, this, the corporate governance section of the 2001 Annual Report, sets out how the principles of good governance set out in the Combined Code are applied. In addition, various other reports contained in this Annual Report, notably the Remuneration Report, give further details of the Company's application of the principles and of compliance with the provisions set out in the Code.

The Board
The Board of Directors of the Company currently consists of six independent non-executive Directors, and five executive Directors. As set out in their biographies on pages 16 and 17, Xenova's Directors have significant experience of the management and development of a biopharmaceutical Group and of the new drug development process. All Directors offer themselves for re-election at least once every three years on a rotating basis. The offices of Chairman and Chief Executive are separate. The Board meets formally six times a year, with meeting dates agreed for each 12 months in advance, to ensure that other than for exceptional circumstances each Director will be present in order to bring their own independent judgement to bear on issues including strategy, performance, resources and standards of conduct. There is frequent contact between executive and non-executive Directors and each Director receives financial and operating reports on a monthly basis and is informed of all significant developments as they occur. The Directors have access to the Company Secretary for services and advice. Both executive and non-executive Directors may, at the Company's expense, seek independent professional advice on matters relating to the furtherance of their duties.

The senior independent non-executive Director, other than the Chairman, to whom any relevant concerns may be addressed is TR Irwin.

Board Committees
The Executive Committee
The Board delegates operational decision making to the executive team, which is a committee consisting of the executive Directors, plus A Garmonsway, the Director of Human Resources and PJ Barton the Commercial Director.

Remuneration Committee
The Remuneration Committee consisted throughout the year of at least three independent non-executive Directors, JBH Jackson (Chairman until June 2001), HS Wachtler, AL Harris and G Fairtlough, who was appointed to and has chaired the Committee since June 2001. HS Wachtler resigned from the committee in December 2001. The Committee meets twice per year. The Committee's primary responsibility is to determine the remuneration and terms and conditions for the Company's executive Directors and other senior executives. It also sets remuneration policy and monitors the Company's share option schemes and other long term incentive plans.

The Committee monitors salaries paid throughout the biotechnology and pharmaceutical sectors to ensure competitive packages are offered to attract, retain and motivate executive Directors and senior managers of the highest calibre. Individual performance is also taken into account in the setting of salaries. The fees of the non-executive Directors are determined by the Board as a whole.

The Audit Committee
The Audit Committee consists of three non-executive Directors, P Gillett, H Wachtler and TR Irwin and meets as appropriate, but not less than twice per year. P Gillett is Chairman of the Audit Committee. The Committee's Terms of Reference are set out in the Audit Committee Charter and are reviewed annually.

As set out in the Audit Committee Charter, the Committee's responsibilities include reviewing throughout the Group:

- the financial and other control systems
- the accounting policies
- the content, quality and quantity of financial reports made to the Board
- the interim reports, accounts, filings and other financial reports

and to recommend the selection, role, and remuneration of the external auditors and monitor the scope and performance of their activities. The Audit Committee also monitors the independence and objectivity of the external auditors and their provision of non-audit services.

The Nominations Committee
The Nominations Committee consists of JBH Jackson (Chairman), TR Irwin and DA Oxlade. The Committee meets as appropriate during the year to consider candidates of suitable knowledge, experience and calibre for consideration by the Board as potential executive and non-executive Directors of the Company. Candidates are considered by the full Board before appointment.

The Scientific Advisory Board ('SAB')
The SAB is an independent body comprising a multidisciplinary group of leading scientists. Its role is to assist the Group with the assessment of its existing and potential research and development projects, including the content, execution, interpretation and overall quality of those projects. The SAB is proactive in the utilisation of its large academic and industrial network to add value to the Group's projects, for example by encouraging collaboration where appropriate and by evaluating competitors. The SAB meets approximately twice yearly to review the project portfolio. Reports on these and other periodic meetings are submitted to the Group's Chief Executive by the Chairmen of the panels (currently Professor Stan Kaye and Professor John Savill). The composition of the SAB was amended during the course of 2001 to reflect the Group's oncology and immune disease focus. The current composition of this Board, which includes one non-executive Director, is given on page 18.

Corporate Governance continued

Shareholder Relations
The Board attaches a high priority to effective communications with all shareholders. Through the presentation of its Annual Report and Accounts, Interim Report and Group press releases the Board seeks to present a balanced and understandable assessment of the Group's position and prospects. The Annual and Interim Reports are mailed to all shareholders. The Xenova Worldwide Website (www.xenova.co.uk) provides additional information on the Group and access to press releases and other materials issued by the Group. The Company also operates an 'on request' service whereby shareholders and other interested parties may receive copies of the Group's Annual Report and Accounts, Interim Report, 20F and press releases. Members of the Board hold regular meetings with institutional shareholders and there is an opportunity for individual shareholders to question the Chairman at the Annual General Meeting.

Internal Control
The Directors are responsible for the Company's system of internal control (including internal financial control) and for reviewing its effectiveness. The Directors confirm that they have reviewed the system of internal control. Such a system is designed to manage, rather than eliminate the risk of failure to achieve significant business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Company, which has been in place for the year under review and up to the date of approval of the Annual Report and Accounts, that is regularly reviewed by the Audit Committee and the Board and is in line with the guidance published by the Turnbull Committee.

Key features of the Company's internal operational control system include:

Health and Safety and Environmental
The Company health and safety and environmental policies are monitored and appraised by the Board through regular Health and Safety Committee meetings.

Working Environment
All employees are required to conform to the Employee Company Procedures Manual which is administered by the Head of Human Resources. Individual's objectives are regularly set and monitored by departmental heads reporting to the Executive Committee. Through the human resources team and both the Nominations and Remuneration Committees individuals are identified, recruited and incentivised to ensure key employees are retained.

Intellectual Property
Xenova develops and maintains its intellectual property via procedures monitored and approved by the Executive Committee.

Clinical Development
All significant proposed clinical development is subject to both technical and commercial evaluation, review by the Scientific Advisory Board and approval by the Executive Committee.

Corporate
All corporate communications are monitored and approved by either the Chief Executive Officer or the Finance Director. The Group's corporate strategy, capital structure, new share issues, corporate transactions and other material decisions all require Board review and approval.

Key features of the Company's internal financial control system include:

Control Environment
The Group's organisational structure has clearly established responsibilities and lines of accountability. The Executive Committee has responsibility for the implementation and operation of significant financial control systems. The Board actively promotes the values of integrity and professionalism and the maintenance of high ethical standards.

Risk Identification and Evaluation
Key risk areas are regularly reviewed by executive management and the Audit Committee. Board and executive management appointments are made to ensure a suitable range of skills, knowledge and experience are provided across key business functions.

Financial Information
Budgets and long term forecasts, based on an evaluation of Group strategy and plans, are prepared annually and allow management to monitor the key business and financial risks. The annual budget is reviewed by the executive Directors, prior to submission to the Board for approval. Management accounts are prepared on a monthly basis, allowing performance against budget to be closely monitored.

Control Procedures
Detailed policies and procedures are in place for all key processes, including formal authorisation procedures for transfer of funds, capital expenditure and recruitment. Commitments or expenditure requires documented approval, with approval subject to prescribed limits of authority. The Board must approve any major expenditure or commitment of resources. The Board has reviewed the need for an internal audit function. The Directors consider that given the size of the Group's operations at this time it is inappropriate to appoint an internal audit function.

Liquid Resource Management

The Group uses the services of a discretionary professional fund manager to invest funds on deposit and in money market instruments. All transactions are governed by the Company's investment policy, which is regularly reviewed by the Audit Committee. Decisions on the level of risk undertaken are confirmed to the Board, which has established limits by transaction type and counter party. No transactions are of a speculative nature.

Statement of Compliance

The Directors can confirm that the Company has complied with the recommendations of the Combined Code throughout the year apart from the following exceptions; that for the period from January to May one non-executive Director held options in the Company, which had been awarded during his employment as an executive Director, that the notice period for one executive Director is 104 weeks. At the time of the executive Director's receipt of this benefit this notice period was deemed consistent with market practice. All terms and conditions of employment including notice periods are regularly reviewed by the Remuneration Committee.

BioIndustry Association Code of Best Practice

In 1999, the BioIndustry Association ('BIA') in the United Kingdom issued its Code of Best Practice ('the Code'), which applies to bioscience companies that, like Xenova are members of the BIA.

The Code consists of broad principles of best practice relating to the composition of the Board, the Board's access to information and external advice, the release of sensitive information, public announcements in respect of products, the use of technical terms in those announcements, the need to ensure the outcome of regulatory procedures is not predicted and the effect of any information on others such as patients.

The Company has adopted and operates in compliance with the Code in its entirety.

Xenova's Finance Director, D Abrams, was appointed Chairman of the BIA Finance and Taxation Committee in 2000.

Going Concern

Xenova expects to absorb cash until products are commercialised. A substantial part of the Group's cash requirements are of an investment nature and are to a great extent discretionary. The Directors have a reasonable expectation that the Group has, or can reasonably expect to obtain, adequate cash resources in order to enable it to continue in operational existence for the foreseeable future, and have therefore prepared the financial statements on the going concern basis.

Remuneration Report

for the year ended 31 December 2001

Composition and Remit of the Remuneration Committee

The Remuneration Committee has consisted throughout the year entirely of non-executive Directors and has been chaired by G Fairtlough since June 2001. JBH Jackson and AL Harris have been members throughout the year, Mr Jackson having been chairman until June 2001. HS Wachtler resigned from the Committee in December 2001.

The Committee meets not less than twice a year for the purpose of determining all aspects of the remuneration of the executive Directors and other senior managers. The members of the Committee do not participate in determining or recommending their own fees. The fees of the non-executive Directors are determined by the Board as a whole.

Policy on Remuneration of Executive Directors

The Remuneration Committee has sought to operate a framework of policies, within which it has set the remuneration package for each executive Director, which applies the principles of Section 1 of the Combined Code and Code of Best Practice.

The overall strategy of the Remuneration Committee is to ensure that remuneration packages are competitive, designed to attract, retain and motivate executive Directors and senior managers of the highest calibre and also to reward contribution to the Group's performance. The Committee takes account of industry and market benchmarks from internal and independent sources for companies in the biotechnology and pharmaceutical sectors. An independent comparative review by leading remuneration consultants Towers Perrin was commissioned in January 1997 to assist the Remuneration Committee and this has been updated each year since then, most recently in November 2001.

Components of the Remuneration Package

The main components of the executive Directors' and senior managers' remuneration are:-

- a competitive base salary
- an annual performance incentive
- longer-term performance incentives
- pension and other benefits.

Base salaries are reviewed in December each year and take into account individual performance as well as survey data. The underlying philosophy of the Remuneration Committee has been to provide base pay in the region of mid-market rate, as defined by Towers Perrin, with the potential for upper quartile earnings in exceptional cases.

The Group operates a discretionary performance bonus scheme whereby objectives for executive Directors and senior managers are established at the beginning of the year. Performance related payments may be made annually, dependent on achievement against both individual and Corporate objectives, to a maximum of 40% of annual base salary for executive Directors.

Executive Directors and senior managers are also rewarded for improvement in the performance of the Group sustained over a longer period in the form of share options granted on a discretionary basis. Details of the 1996 Share Option Scheme approved by shareholders are given in Note 23 to the financial statements. At the 1999 Annual General Meeting, the Xenova deferred Bonus Plan was approved by shareholders. Details of the plan are given in Note 23 to the financial statements. Both of these schemes are subject to share price performance criteria. The Remuneration Committee decides from time to time whether these criteria have been met.

Full details of Directors' interests in ordinary shares of the Company and its subsidiaries (including options) together with options granted and exercised in 2001 are set out on pages 26 to 28.

Executive Directors either participate in the Xenova Limited Retirement Benefit Plan, which is a contributory money purchase scheme, or on similar terms in individual executive schemes. The scheme also provides for dependents' pensions and lump sums on death in service. The pension figures set out on page 25 are the contribution payable by the Group in respect of each Director during the year.

Other customary benefits (car or car allowance, insurances and health benefits) are made available as appropriate. The Group operates a Savings Related Share Option Scheme, which is available to all qualifying employees of the Group.

Total emoluments of each of the Directors of the Company in 2001 are set out on the following page.

Service Contracts

DA Oxlade is entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova or any other significant change in the operational structure of Xenova's business, equal to his then basic annual salary, together with the monetary value of his insurance, car and pension benefits, for two years. The Company does not operate any other notice or contract periods of over one year. All other executive Directors have service contracts with notice periods of one year subject to retirement, normally at the age of 65. Non-executive Directors do not have service contracts. Non-executive Directors are generally appointed until their re-election under the Company's Articles of Association, at which time both they and the Company can review their employment.

Remuneration Report continued

for the year ended 31 December 2001

Directors' Remuneration

	Fees £000	Salary £000	Bonus £000	Benefits £000	Loss of office £000	2001 Total £000	2000 Total £000	2001 Pension £000	2000 Pension £000
Executive Directors									
DA Oxlade		210	71	21	–	**302**	282	**47**	45
D Abrams		143	48	16	–	**207**	191	**21**	20
J Waterfall (b)		141	48	15	–	**204**	269	**21**	20
M Moore		133	45	15	–	**193**	171	**20**	19
N Hart (a)(d)(f)		89	40	7	211	**347**	–	**16**	–
S Inglis (d)(f)		96	–	6	168	**270**	–	**31**	–
J St Clair Roberts (d)		91	36	11	–	**138**	–	**17**	–
Non-executive Directors									
JBH Jackson	43					**43**	40	**–**	–
HS Wachtler	16					**16**	15	**–**	–
AL Harris	15					**15**	15	**–**	–
TR Irwin	16					**16**	15	**–**	–
P Bevan (e)	5					**5**	15	**–**	–
PL Gillett (c)	17					**17**	14	**–**	–
G Fairtlough (d)	14					**14**	–	**–**	–
Total	126	903	288	91	379	**1,787**	1,027	**173**	104

(a) Highest paid Director in 2001.
(b) 2000 includes relocation costs of £79,000.
(c) PL Gillett was appointed as a non-executive Director on 1 February 2000.
(d) Former directors of Cantab Pharmaceuticals Plc joined the Xenova Group plc Board on 11 May 2001.
(e) Resigned 9 May 2001.
(f) Resigned 31 December 2001.

Directors' Beneficial Interests and Shareholdings

	10p Ordinary shares owned 31 December 2001	1 January 2001 or date of appointment
DA Oxlade	133,365	94,445
D Abrams	58,054	38,594
J Waterfall	4,612	4,612
M Moore	71,097	32,177
J St Clair Roberts	83,742	–
S Inglis	182,006	–
N Hart	54,634	–
JBH Jackson	130,445	95,445
TR Irwin	20,082	20,082
HS Wachtler	–	–
AL Harris	11,049	11,049
PL Gillett	10,000	5,000
GH Fairtlough	147,138	–

There have been no changes to the Directors' interests in shares since the year end.

Directors' Interests in Share Options in 10p Ordinary Shares

	Category of Option	At 1 January 2001	Granted/ (exercised or lapsed) in the year	At 31 December 2001	Exercise price	Earliest exercise date	Latest exercise date
DA Oxlade	(e)	8,875	–	8,875	£3.38	23 June 2000	22 June 2007
	(e) (i)	71,125	(35,563)	35,562	£3.38	23 June 2000	22 June 2007
	(d)	120,000	–	120,000	£3.38	23 June 2002	22 June 2007
	(d) (i)	80,000	(40,000)	40,000	£2.08	13 Mar 2001	12 Mar 2008
	(f) (i)	1,893	(1,893)	–	£2.06	1 Nov 2000	1 May 2001
	(d)	120,000	–	120,000	£0.32	15 Dec 2001	14 Dec 2008
	(d)	50,000	–	50,000	£0.88	17 Aug 2002	16 Aug 2009
	(d)	50,000	–	50,000	£0.87	20 Dec 2002	19 Dec 2009
	(g)	7,088	–	7,088	£0.82	1 Sept 2002	28 Feb 2003
	(h)	29,218	–	29,218	£0.10	18 Aug 2002	17 Aug 2009
	(h)	41,920	–	41,920	£0.10	13 July 2003	12 July 2010
	(d)	60,000	–	60,000	£1.11	18 Dec 2003	17 Dec 2010
	(d)	70,000	–	70,000	£0.77	13 July 2005	12 July 2010
	(j)	4,211	–	4,211	£0.92	1 Dec 2003	31 May 2004
	(d)	–	153,000	153,000	£0.48	16 Aug 2004	15 Aug 2011
	(d)	–	102,000	102,000	£0.48	16 Aug 2006	15 Aug 2011
	(d)	–	112,500	112,500	£0.41	18 Dec 2004	17 Dec 2011
	(d)	–	37,500	37,500	£0.41	18 Dec 2006	17 Dec 2011
	(h)	–	213,432	213,432	£0.10	18 Oct 2004	17 Oct 2011

Directors' Interests in Share Options in 10p Ordinary Shares

	Category of option	At 1 January 2001	Granted/ (exercised or lapsed) in the year	At 31 December 2001	Exercise price	Earliest exercise date	Latest exercise date
M Moore	(a) (i)	6,825	(6,825)	–	£4.36	22 Aug 1994	21 Aug 2001
	(a)	2,730	–	2,730	£5.84	26 May 1995	25 May 2002
	(b)	15,000	–	15,000	£3.35	23 Dec 1997	22 Dec 2004
	(b)	15,000	–	15,000	£2.34	9 Aug 1998	8 Aug 2005
	(d)	55,429	–	55,429	£3.38	23 June 2002	22 June 2007
	(d)	65,000	–	65,000	£0.88	17 Aug 2002	16 Aug 2009
	(d)	35,000	–	35,000	£0.87	20 Dec 2002	19 Dec 2009
	(g)	4,725	–	4,725	£0.82	1 Sept 2002	28 Feb 2003
	(h)	11,522	–	11,522	£0.10	18 Aug 2002	17 Aug 2009
	(h)	22,304	–	22,304	£0.10	13 July 2003	12 July 2010
	(d)	30,000	–	30,000	£1.11	18 Dec 2003	17 Dec 2010
	(d)	40,000	–	40,000	£0.77	13 July 2005	12 July 2010
	(j)	4,211	–	4,211	£0.92	1 Dec 2003	31 May 2004
	(d)	–	61,200	61,200	£0.48	16 Aug 2004	15 Aug 2011
	(d)	–	40,800	40,800	£0.48	16 Aug 2006	15 Aug 2011
	(h)	–	213,432	213,432	£0.10	18 Oct 2004	17 Oct 2011
	(d)	–	52,500	52,500	£0.41	18 Dec 2004	17 Dec 2011
	(d)	–	17,500	17,500	£0.41	18 Dec 2006	17 Dec 2011
J Waterfall	(d)	74,360	–	74,360	£1.17	27 May 2002	26 May 2009
	(e)	25,640	–	25,640	£1.17	27 May 2002	26 May 2009
	(d)	20,000	–	20,000	£0.87	20 Dec 2002	19 Dec 2009
	(g)	4,725	–	4,725	£0.82	1 Sept 2002	28 Feb 2003
	(h)	13,912	–	13,912	£0.10	13 July 2003	12 July 2010
	(d)	30,000	–	30,000	£1.11	18 Dec 2003	17 Dec 2010
	(d)	50,000	–	50,000	£0.77	13 July 2005	12 July 2010
	(d)	–	61,200	61,200	£0.48	16 Aug 2004	15 Aug 2011
	(d)	–	40,800	40,800	£0.48	16 Aug 2006	15 Aug 2011
	(d)	–	52,500	52,500	£0.41	18 Dec 2004	17 Dec 2011
	(d)	–	17,500	17,500	£0.41	18 Dec 2006	17 Dec 2011
J St Clair Roberts	(e)	–	62,500	62,500	£0.48	16 Aug 2004	15 Aug 2011
	(d)	–	5,500	5,500	£0.48	16 Aug 2004	15 Aug 2011
	(d)	–	59,500	59,500	£0.48	16 Aug 2006	15 Aug 2011
	(d)	–	30,000	30,000	£0.41	18 Dec 2004	17 Dec 2011
	(d)	–	10,000	10,000	£0.41	18 Dec 2006	17 Dec 2011
P Bevan	(a)	29,245	–	29,245	£5.84	1 June 1999	25 Nov 2002
	(b)	10,000	–	10,000	£6.74	1 June 1999	25 Nov 2002
	(b)	10,000	–	10,000	£3.35	1 June 1999	25 Nov 2002
	(b)	14,995	–	14,995	£2.34	1 June 1999	25 Nov 2002
	(c)	40,000	–	40,000	£2.72	1 June 1999	25 Nov 2002
	(d) (i)	69,558	(69,558)	–	£3.38	1 June 1999	8 May 2001

Directors' Interests in Share Options in 10p Ordinary Shares continued

	Category of option	At 1 January 2001	Granted/ (exercised or lapsed) in the year	At 31 December 2001	Exercise price	Earliest exercise date	Latest exercise date
D Abrams	(e)	14,423	–	14,423	£2.08	13 Mar 2001	12 Mar 2008
	(d) (i)	105,577	(52,789)	52,788	£2.08	13 Mar 2001	12 Mar 2008
	(d)	40,000	–	40,000	£0.32	15 Dec 2001	14 Dec 2008
	(d)	40,000	–	40,000	£0.32	15 Dec 2003	14 Dec 2008
	(d)	25,000	–	25,000	£0.88	17 Aug 2002	16 Aug 2009
	(d)	40,000	–	40,000	£0.87	20 Dec 2002	19 Dec 2009
	(h)	19,478	–	19,478	£0.10	18 Aug 2002	17 Aug 2009
	(h)	33,527	–	33,527	£0.10	13 July 2003	12 July 2010
	(d)	30,000	–	30,000	£1.11	18 Dec 2003	17 Dec 2010
	(d)	40,000	–	40,000	£0.77	13 July 2005	12 July 2010
	(d)	–	61,200	61,200	£0.48	16 Aug 2004	15 Aug 2011
	(d)	–	40,800	40,800	£0.48	16 Aug 2006	15 Aug 2011
	(d)	–	52,500	52,500	£0.41	18 Dec 2004	17 Dec 2011
	(d)	–	17,500	17,500	£0.41	18 Dec 2006	17 Dec 2011
	(h)	–	106,716	106,716	£0.10	18 Oct 2004	17 Oct 2011

(a) 1988 Share Option Scheme.
(b) 1992 Share Option Scheme.
(c) Amendments to 1992 Share Option Scheme.
(d) 1996 Share Option Scheme (non-approvable parts).
(e) 1996 Share Option Scheme (approved).
(f) 1997 Save As You Earn Scheme.
(g) 1997 Save As You Earn Scheme 1999 offer.
(h) Deferred Share Bonus Plan.
(i) Lapsed options.
(j) 1997 Save As You Earn Scheme 2000 offer.

Options granted in 2001 were issued under the 1996 scheme as three year or five year vesting options.
Options granted during the year under the 1996 scheme and Deferred Share Bonus Plan have performance criteria determined by the Remuneration Committee. The performance criteria include the achievement of individual, corporate and share price objectives. Prior to November 1999 options granted under the 1996 approved scheme have no performance criteria. Options granted before 1996 were issued under either the 1992 or 1998 share option schemes, both of which were three year vesting schemes with no performance criteria.

Share Price

The closing market price per ordinary share on 31 December 2001 was 76.25p (2000: 105p), as derived from the London Stock Exchange Daily Official List, and the closing market price per ADS on the Nasdaq National Market was 117¢ as derived from the Nasdaq website. The closing market prices per ordinary share on the London Stock Exchange during the financial year ranged from 24p to 105p (2000: 71.5p to 440p), and per ADS from 35¢ to 175¢ (2000: 106.3¢ to 887.5¢).

Financial Summary

	Year ended 31 December 2001[1] $000	Year ended 31 December 2001[2] £000	Year ended 31 December 2000 £000	Year ended 31 December 1999 £000	Year ended 31 December 1998 £000	Year ended 31 December 1997 £000
Turnover	**2,602**	**1,782**	78	2,693	4,865	1,092
Operating expenses						
Research and development	**(22,446)**	**(15,374)**	(7,422)	(11,294)	(16,482)	(12,976)
Administrative expenses	**(7,118)**	**(4,875)**	(2,033)	(2,325)	(3,019)	(2,919)
Other operating income	**168**	**115**	–	–	–	–
Total net operating expenses	**(29,396)**	**(20,134)**	(9,455)	(13,619)	(19,501)	(15,895)
Group operating loss	**(26,794)**	**(18,352)**	(9,377)	(10,926)	(14,636)	(14,803)
Share of operating loss of joint venture	**(48)**	**(33)**	–	–	–	–
(Loss) / profit on sale of businesses	**-**	**-**	(1,279)	271	–	–
Loss on ordinary activities before interest	**(26,842)**	**(18,385)**	(10,656)	(10,655)	(14,636)	(14,803)
Net interest	**1,101**	**754**	661	541	693	1,368
Amounts written back on investments	**676**	**463**	–	–	–	–
Loss on ordinary activities before taxation	**(25,065)**	**(17,168)**	(9,995)	(10,114)	(13,943)	(13,435)
Tax on loss on ordinary activities	**2,623**	**1,797**	690	–	–	–
Loss on ordinary activities after taxation	**(22,442)**	**(15,371)**	(9,305)	(10,114)	(13,943)	(13,435)
Minority interest	**-**	**-**	–	–	–	118
Retained loss for the year attributable to members of Xenova Group plc	**(22,442)**	**(15,371)**	(9,305)	(10,114)	(13,943)	(13,317)
Assets employed						
Fixed assets	**29,761**	**20,384**	543	1,828	3,636	2,158
Cash and short-term investments	**35,040**	**24,000**	12,233	10,081	11,392	15,161
Other net current liabilities	**(20,856)**	**(14,285)**	(880)	(289)	(3,312)	(2,279)
Creditors due after one year	**(323)**	**(221)**	–	–	(535)	(458)
Provisions for liabilities and charges	**(15)**	**(10)**	(20)	–	–	–
Investment in joint venture	**(47)**	**(32)**	–	–	–	–
Net assets	**43,560**	**29,836**	11,876	11,620	11,181	14,582
Capital and reserves						
Accumulated deficit	**(150,465)**	**(103,058)**	(87,731)	(78,507)	(68,404)	(54,457)
Shareholders' funds	**43,560**	**29,836**	11,876	11,620	11,181	14,582
Shareholders' funds and minority interests	**43,560**	**29,836**	11,876	11,620	11,181	14,582

(1) US dollar amounts have been translated at the closing rate on 31 December 2001 (£1.00 = $1.46), solely for informational purposes.
(2) Includes acquired Cantab Pharmaceuticals Plc business since 6 April 2001.

Independent Auditors' Report to the Members of Xenova plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes, including the amounts disclosed relating to the emoluments, share options and pension benefits of the Directors which form part of the Remuneration Report, which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the Directors' report, the chairman's and chief executive's statement, the financial review, the corporate governance statement and the remuneration report.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and
Registered Auditors
Uxbridge
19 April 2002

PRICEWATERHOUSECOOPERS

Consolidated Profit and Loss Account

for the year ended 31 December 2001

	Notes	Year ended 31 December 2001 £000	Year ended 31 December 2000 £000
Turnover			
Continuing operations:			
Continuing		**577**	78
Acquisitions		**1,300**	-
Less: share of joint venture revenue		**(95)**	-
	2	**1,782**	78
Operating expenses			
Research and development costs			
Continuing operations:			
Continuing		**(8,400)**	(7,422)
Acquisitions		**(6,974)**	-
		(15,374)	(7,422)
Administrative expenses			
Continuing operations:			
Continuing		**(1,959)**	(2,033)
Continuing: exceptional reorganisation costs		**(62)**	-
		(2,021)	(2,033)
Acquisitions		**(1,002)**	-
Acquisitions: exceptional reorganisation costs		**(973)**	-
Acquisitions: amortisation of goodwill		**(879)**	-
		(2,854)	-
Total administrative expenses		**(4,875)**	(2,033)
Other operating income – acquisitions		**115**	-
Total net operating expenses		**(20,134)**	(9,455)
Operating loss			
Continuing operations:			
Continuing		**(9,844)**	(9,377)
Acquisitions		**(8,508)**	-
		(18,352)	(9,377)
Acquisitions: share of operating loss of joint venture		**(33)**	-
Total operating loss: Group and share of joint venture		**(18,385)**	(9,377)
Loss on sale of businesses:			
Adjustment to Discovery consideration		**-**	(1,279)
Loss on ordinary activities before interest		**(18,385)**	(10,656)
Interest (net)	6	**754**	661
Amounts written back from investments		**463**	-
Loss on ordinary activities before taxation	3	**(17,168)**	(9,995)
Tax on loss on ordinary activities	7	**1,797**	690
Loss on ordinary activities after taxation attributable to members of Xenova Group plc	24	**(15,371)**	(9,305)
Loss per share (basic and diluted)		**(13p)**	(15p)
Shares used in computing net loss per share (thousands)	9	**121,596**	60,486

The Notes on pages 36 to 49 form an integral part of these financial statements.

Statement of Total Recognised Gains and Losses

	Year ended 31 December 2001 £000	Year ended 31 December 2000 £000
Loss attributable to members of Xenova Group plc	**(15,341)**	(9,305)
Loss attributable to joint venture	**(30)**	–
Total loss attributable to members of Xenova Group plc	**(15,371)**	(9,305)
Translation difference	**–**	54
Total recognised gains and losses in the period attributable to members of Xenova Group plc	**(15,371)**	(9,251)

The Notes on pages 36 to 49 form an integral part of these financial statements.

Consolidated and Company Balance Sheets

as at 31 December 2001

	Notes	Group As at 31 December 2001 £000	Group As at 31 December 2000 £000	Company As at 31 December 2001 £000	Company As at 31 December 2000 £000
Fixed assets					
Intangible assets	10	**10,798**	–	**–**	–
Tangible assets	11	**9,586**	543	**–**	–
Investments	12	**–**	–	**98,802**	522
		20,384	543	**98,802**	522
Current assets					
Debtors:					
Due within one year		**4,135**	1,510	**–**	1
Due after more than one year		**–**	–	**–**	68,704
	13	**4,135**	1,510	**–**	68,705
Investments	14	**2,184**	1,721	**2,184**	1,721
Cash at bank and in hand		**21,816**	10,512	**16,831**	10,439
		28,135	13,743	**19,015**	80,865
Creditors: amounts falling due within one year	15	**(18,420)**	(2,390)	**–**	–
Current assets		**9,715**	11,353	**19,015**	80,865
Total assets less current liabilities		**30,099**	11,896	**117,817**	81,387
Creditors: amounts falling due after more than one year	16	**(221)**	–	**(22,432)**	(19,913)
Provisions for liabilities and charges	18	**(10)**	(20)	**(10)**	(20)
Investment in joint venture:	12				
Share of gross assets		**438**	–	**–**	–
Share of gross liabilities		**(500)**	–	**–**	–
Goodwill arising on acquisition		**30**	–	**–**	–
		(32)	–	**–**	–
Net assets		**29,836**	11,876	**95,375**	61,454
Capital and reserves					
Called up share capital	22	**13,904**	6,924	**13,904**	6,924
Share premium account	24	**73,870**	74,781	**73,870**	74,781
Merger reserve	24	**27,218**	–	**27,218**	–
Other reserves	24	**17,902**	17,902	**–**	–
Profit and loss deficit	24	**(103,058)**	(87,731)	**(19,617)**	(20,251)
Shareholders' funds – equity interests	24	**29,836**	11,876	**95,375**	61,454

The financial statements were approved by the Board on 19 April 2002.

John BH Jackson, Director

The Notes on pages 36 to 49 form an integral part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2001

	Notes	Year ended 31 December 2001 £000	Year ended 31 December 2000 £000
Net cash outflow from operating activities	25	**(3,836)**	(9,354)
Returns on investments and servicing of finance			
Interest received		**1,023**	606
Interest element of finance lease rental payments		**(15)**	-
Net cash inflow from returns on investments and servicing of finance		**1,008**	606
Taxation		**1,870**	-
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(2,797)**	(303)
Net cash outflow from capital expenditure and financial investment		**(2,797)**	(303)
Acquisitions and disposals			
Purchase of subsidiary undertakings		**(768)**	-
Cash at bank and in hand acquired with subsidiary		**16,822**	-
Net cash inflow from acquisitions		**16,054**	-
Management of liquid resources			
Net sale of investments		**-**	514
Net cash inflow / (outflow) before financing		**12,299**	(8,537)
Financing			
Issue of ordinary share capital		**9**	10,252
Expenses on issue of shares		**(919)**	(772)
Capital element of finance lease rentals		**(87)**	-
Net cash (outflow) / inflow from financing		**(997)**	9,480
Increase in cash during the year		**11,302**	943

Reconciliation of Net Cash Flow to Movement in Net Funds

	Notes	Year ended 31 December 2001 £000	Year ended 31 December 2000 £000
Increase in cash during the year		**11,302**	943
Capital element of finance lease payments		**87**	-
Change in liquid resources		**-**	(514)
Change in net funds resulting from cash flows		**11,389**	429
Finance leases acquired with subsidiary undertakings		**(101)**	-
Movement in value of liquid investments		**463**	1,721
Translation difference		**2**	2
Change in net funds		**11,753**	2,152
Net funds at 1 January		**12,233**	10,081
Net funds at 31 December	25	**23,986**	12,233

The Notes on pages 36 to 49 form an integral part of these financial statements.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2001

1 Accounting policies

Basis of preparation

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. Following the introduction of Financial Reporting Standard No 18 – 'Accounting policies', (FRS18), a review of the Group's accounting policies has been performed and will continue to be performed on a regular basis. As a result of this review, other than as noted below in respect of bringing the Intangible fixed assets and Revenue recognition policies in line with best practice in the sector, there have been no other changes to the Group's accounting policies in 2001.

Going concern

Xenova is an emerging pharmaceutical company and expects to absorb cash until products are commercialised. A substantial part of the Group's cash requirements are of an investment nature and are to a great extent discretionary. The Directors' have a reasonable expectation that the Group has, or can reasonably expect to obtain, adequate cash resources in order to enable it to continue in operational existence for the foreseeable future, and have therefore prepared the financial statements on the going concern basis.

Intangible fixed assets

Goodwill arising from the purchase of subsidiary undertakings, representing the difference between the fair value of the purchase consideration and the fair value of the net assets acquired, is capitalised as an intangible fixed asset and amortised on a straight line basis over its estimated useful economic life. Goodwill similarly arising on the acquisition of associates or joint ventures is recorded as part of the related investment.

Goodwill in respect of the acquisition of Cantab is being amortised over 10 years.

Other intangible fixed assets, including acquired intellectual property, are capitalised at cost and amortised on a straight line basis over the estimated useful economic life of the asset, having taken into account the risk factors associated with developing a pharmaceutical product.

Revenue recognition

In accordance with emerging best practice on revenue recognition, the Group has adopted a modified accounting policy from 1 January 2001. This policy states that licence fees and milestone payments are spread over the life of the relevant agreement in proportion to the work performed by the Group, but is limited to the non-refundable amounts received. The estimation techniques used to spread the revenue reflect both the scientific and commercial risks of individual contracts. Ordinarily, revenue is spread using a technique, which first adjusts the total contract revenue based upon the estimated probability of receipt given the commercial nature and scientific stage of development of the programme. In a limited number of cases where contracts are deemed to be higher risk as determined on scientific and commercial grounds, revenue is spread using a contingency adjusted technique to reflect the increased uncertainty of future receipts. The revenue recognised in 2000, under the former policy of recognising such payments on receipt, would not have been materially different under the revised accounting policy adopted from 2001.

Revenues from collaborative research agreements are recognised in turnover in the period in which the work is carried out, unless the terms of the agreement make the income uncertain in which case the value of the work is not recognised until accepted by the collaborator.

Research and development

Research and development expenditure is charged to the profit and loss account as incurred.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost, less depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Short leasehold properties	–	over the life of the lease
Fixtures, fittings and equipment	–	between 3 and 15 years

1 Accounting policies continued

Lease incentives

Benefits received and receivable as an incentive to sign an operating lease are spread on a straight-line basis over the lease term or if shorter than the full lease term, over the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate. Accordingly any incentive received to sign a lease is included in other creditors and will be credited to the profit and loss account over the appropriate period.

Leasing and hire purchase commitments

Assets obtained under hire purchase contracts and leases which result in the transfer to the Group of substantially all the risks and rewards of ownership (finance leases) are capitalised as tangible fixed assets at cost and are depreciated on a straight line basis over the shorter of the useful economic life and the lease term. Obligations under such agreements are included in creditors net of finance charges allocated to future periods. The finance element of the rental payments is charged to the profit and loss account over the period of the lease or hire purchase contract so as to produce a constant periodic rate of charge on the outstanding balance of the net obligations in each period.

Rentals paid under operating leases are charged against income on a straight line basis over the lease term. Rentals received under operating leases are taken to the profit and loss account on a straight line basis over the lease term.

Foreign currency translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All exchange differences are taken to the profit and loss account.

The financial statements of overseas subsidiaries are translated using the net investment method: the assets and liabilities are translated at the closing exchange rate, and the profit and loss accounts are translated at an average rate for the year. Exchange differences arising on these translations are taken directly to reserves.

Deferred taxation

Deferred taxation is provided in respect of timing differences to the extent that it is probable that such tax will become payable in the foreseeable future.

Pension costs

Contributions under the Company's defined contribution pension scheme are charged to the profit and loss account as incurred.

Investments

In the Company's accounts, investments in subsidiary undertakings are stated either at the fair value of consideration given, where the subsidiary is consolidated using acquisition accounting, or at the nominal value of the shares issued, where merger accounting is used. Provision is made for any permanent diminution in the value of these investments. Other fixed asset investments are stated at cost less any provision for diminution in value. Current asset investments are stated at the lower of cost plus accrued interest and net realisable value.

Basis of consolidation

The consolidated financial statements include:

- The assets and liabilities, results and cashflows of the Company and its subsidiary undertakings as listed in Note 12.
- The Group's share of the net liabilities or assets and results of joint ventures.

The accounts of undertakings consolidated are made up to 31 December.

Undertakings in which the Group has a material interest and where it exercises dominant influence are accounted for as subsidiaries. Undertakings where the Group exercises joint control are accounted for as joint ventures.

Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2001

2 Turnover and segmental analysis

	Continuing operations Continuing Year ended 31 December 2001 £000	Continuing operations Acquisitions Year ended 31 December 2001 £000	Total Year ended 31 December 2001 £000	Total Year ended 31 December 2000 £000
Turnover by geographical destination				
United Kingdom	**–**	**1,053**	**1,053**	15
North America	**577**	**–**	**577**	63
Other European	**–**	**152**	**152**	–
	577	**1,205**	**1,782**	78

The Group currently operates a single class of business and has entered into collaborative agreements from which it has earned substantially all of its non-refundable revenues from other parties to such agreements.

	Year ended 31 December 2001			Year ended 31 December 2000		
	Turnover (by origin) £000	**Loss before tax £000**	**Net assets £000**	Turnover (by origin) £000	Loss before tax £000	Net assets £000
Continuing operations						
United Kingdom	**577**	**(9,011)**	**11,749**	15	(9,843)	11,876
North America	**–**	**–**	**–**	63	(152)	–
	577	**(9,011)**	**11,749**	78	(9,995)	11,876
Acquisitions						
United Kingdom	**1,205**	**(8,157)**	**18, 087**	–	–	–
Total	**1,782**	**(17,168)**	**29,836**	78	(9,995)	11,876

3 Group operating loss

	Year ended 31 December 2001 £000	Year ended 31 December 2000 £000
Operating loss is stated after charging:		
Staff costs	**7,814**	2,790
Depreciation of owned assets	**1,091**	212
Depreciation of assets held under finance leases	**110**	–
Operating lease rentals		
– hire of plant and machinery	**114**	68
– other operating lease rentals	**1,172**	391
Loss on disposal of fixed assets	**16**	–
Long term incentive scheme – UITF 17	**44**	27
– UITF 25	**(10)**	20
Goodwill amortisation	**879**	–
Licence fee and patent write down	**213**	–
Audit fees		
– Company	**5**	5
– Group	**60**	29
Fees paid to auditors for non-audit services	**63**	175

The fees paid to auditors for non-audit services are in connection with UK and SEC regulatory filings and taxation advice. In addition to the amounts noted above, non-audit fees of £186,000 have been accounted for in the share premium account.
Income from operating leases totalled £115,000 (2000: Nil).

4 Acquisition of Cantab Pharmaceuticals Plc group

On 6 April 2001 the Group announced the successful merger with Cantab. Under the terms of the offer made to Cantab shareholders, 11 shares in Xenova Group plc have been issued in exchange for 7 shares held in Cantab, valuing Cantab on 5 April 2001 at £34.2m based upon a closing Xenova Group plc share price of 49p.

Details of the book value and provisional fair value of the assets and liabilities of Cantab as at 6 April 2001 are set out below:

	Book values £000	Adjustments £000	Fair values £000
Fixed assets			
Tangible	7,463	–	7,463
Intangible	1,415	(1,415)	–
Debtors	3,686	–	3,686
Cash and liquid investments	16,822	–	16,822
Creditors falling due within one year	(4,243)	–	(4,243)
Creditors falling due after more than one year	(438)	–	(438)
Investment in joint venture – share of net liabilities	(32)	–	(32)
Net assets acquired	**24,673**	**(1,415)**	**23,258**
Satisfied by:			
Shares issued and to be issued			34,197
Expenses of acquisition			768
Total consideration			34,965
Goodwill arising on acquisition			**11,707**

There have been no accounting policy adjustments made to the balance sheet values stated at 6 April 2001. Intangible fixed assets acquired comprised of licence fees, which have not been capitalised separately from goodwill. In addition to the £768,000 of acquisition expenses paid, share issue costs of £919,000 were incurred.

The goodwill arising on the acquisition has been capitalised and amortised over the 10 year estimated useful life of the acquired business.

Of £11,707,000 goodwill arising on the acquisition of the Cantab business, £32,000 was attributed to the Phogen joint venture.

In addition to acquiring 100% of Cantab Pharmaceuticals Plc and the UK trading company Cantab Pharmaceuticals Research Limited (now renamed Xenova Research Limited), the Group acquired as part of this transaction, a 45% share in Phogen, a joint venture with Marie Curie Cancer Cure.

As part of the strategic review of both the research and development pipeline and other activities, announced on 21 June 2001, approximately 25% or 47 positions have been lost across both the head office and research and development functions. Included within the administrative expenses for this period is £1.0m in respect of the severance payments.

The results of the Cantab business from the start of the financial year on 1 January 2001 to the date of acquisition were as follows:

	2001 £000
Turnover	**949**
Operating (loss)	**(4,374)**
(Loss) before tax	**(4,131)**
Taxation	**445**
(Loss) after tax	**(3,686)**

There were no other recognised gains and losses relating to the period. The results would not have been materially different when calculated using Xenova's accounting policies.

4 Acquisition of Cantab Pharmaceuticals Plc group continued

The audited consolidated results of the Cantab Pharmaceuticals Plc group for the year ended 31 December 2000, including the Group's share of Phogen, included revenues of £8,403,000, an operating loss of £6,452,000 and a net loss of £3,913,000. Consolidated net assets of the Cantab group at 31 December 2000 stood at £28,374,000 of which £15,257,000 comprised cash and liquid resources.

Following the integration of the Cantab business within the Xenova Group, it is not possible to determine the cashflows of the Cantab business as a separate group of entities. However, the Cantab business contributed approximately £400,000 towards returns on investment and servicing of finance cash inflows, £1,200,000 in respect of taxation inflows and £200,000 in respect of capital expenditure outflows.

5 Employees

	Year ended 31 December 2001 Number	Year ended 31 December 2000 Number
Number of employees		
The average number of persons (including Directors) employed by the Group in the year was:		
Research and development	**100**	41
Administration	**34**	16
	134	57

	Year ended 31 December 2001 £000	Year ended 31 December 2000 £000
Employment costs		
Wages and salaries	**6,571**	2,321
Social security costs	**699**	287
Other pension costs	**544**	182
	7,814	2,790

	Year ended 31 December 2001 £000	Year ended 31 December 2000 £000
Directors' emoluments		
Aggregate emoluments of the Directors were as follows:		
Non-executive Directors:		
Fees	**126**	114
Executive Directors:		
Salaries	**903**	596
Benefits	**91**	134
Pension contributions	**173**	104
Bonuses	**288**	183
Compensation for loss of office	**379**	–
	1,960	1,131

Retirement benefits are accruing to 5 Directors (2000: 4 Directors) under defined contribution pension schemes. The details of the Directors' remuneration and their share options are given in the Remuneration Report on pages 24 to 28. The aggregate gain on the exercise of share options during the year was nil (2000: nil).

6 Interest payable and receivable

	Year ended 31 December 2001 £000	Year ended 31 December 2000 £000
Interest payable on finance leases	**(15)**	-
Interest receivable	**769**	661
Net	**754**	661

7 Taxation

Following the changes introduced as part of the Finance Act 2000 in respect of Scientific Research Allowances (now renamed 'Research and Development Allowances'), the Group has recognised the £1,797,000 R&D tax credit to be received in 2002 (2000: £690,000).

There is no corporation tax charge for the year (2000: nil) due to the availability of UK corporation tax losses. There is no corporation tax charge for the period for Phogen due to the availability of UK corporation tax losses.

The Group has UK tax losses of approximately £102.6 million (31 December 2000: £58.4 million) available for carry forward against future profits.

No provision for deferred taxation is required at 31 December 2001 (2000: nil) and there is no potential unprovided deferred taxation liability at that date (Note 19).

8 Profit attributable to members of the holding company

In accordance with Section 230(4) of the Companies Act 1985, the Company is exempt from the requirement to present its own profit and loss account. The loss in the financial statements of the holding company was £590,000 (2000: loss of £821,000).

9 Earnings per share

Loss per share is calculated by reference to the loss attributable to the ordinary shareholders of the Company of £15,371,000 (2000: £9,305,000) and the weighted average of 121,596,000 ordinary shares in issue during the year (2000: 60,486,000).

10 Intangible fixed assets

	Goodwill £000	Licence fees and patents £000	Total £000
Group			
Cost			
At 1 January 2001	-	-	-
Additions	-	213	213
Acquisitions	11,675	-	11,675
As at 31 December 2001	**11,675**	**213**	**11,888**
Amortisation			
At 1 January 2001	-	-	-
Charge for the year	(877)	(213)	(1,090)
As at 31 December 2001	**(877)**	**(213)**	**(1,090)**
Net book value as at 31 December 2001	**10,798**	**-**	**10,798**
Net book value as at 31 December 2000	-	-	-

Goodwill amortisation in respect of Phogen was £2,000.
Reflecting the early stage of development of the products which these licences relate to, licence fees paid in the year have been fully written down.

11 Tangible fixed assets

	Short leasehold property £000	Fixtures, fittings and equipment £000	Total £000
Group			
Cost			
At 1 January 2001	719	1,772	2,491
Additions	2,451	346	2,797
Acquisitions	5,974	1,489	7,463
Disposals	–	(32)	(32)
As at 31 December 2001	**9,144**	**3,575**	**12,719**
Depreciation			
At 1 January 2001	443	1,505	1,948
Charge for the year	576	625	1,201
Disposals	–	(16)	(16)
As at 31 December 2001	**1,019**	**2,114**	**3,133**
Net book value as at 31 December 2001	**8,125**	**1,461**	**9,586**
Net book value as at 31 December 2000	276	267	543

The cost of assets held for use in operating leases was £956,000 (2000: nil) and the accumulated depreciation was £75,000 (2000: nil). The net book value of fixtures, fittings and equipment held under finance leases at 31 December 2001 was £39,000 (2000: nil).

	2001 £000	2000 £000
Capital commitments – Group		
Contracted for but not provided for as at 31 December	**14**	2,118

The Company has no capital commitments (2000: nil).

12 Investments

	Subsidiary undertakings 2001 £000	**Long term loans 2001 £000**	**Total 2001 £000**	Subsidiary undertakings 2000 £000
Cost				
At 1 January	**16,522**	**–**	**16,522**	16,522
Acquisitions	**34,965**	**–**	**34,965**	–
Transfer of loans to subsidiaries	**–**	**63,315**	**63,315**	–
At 31 December	**51,487**	**63,315**	**114,802**	16,522
Provision				
At 1 January	**16,000**	**–**	**16,000**	16,000
Acquisitions	**–**	**–**	**–**	–
Transfer of loans to subsidiaries	**–**	**–**	**–**	–
At 31 December	**16,000**	**–**	**16,000**	16,000
Net book value	**35,487**	**63,315**	**98,802**	522

Note: As at 31 December 2001, the loans due to Xenova Group plc from its subsidiary undertakings have been reclassified as investments, reflecting the investment nature of the long term loan balances.

12 Investments continued

Subsidiary undertakings	Country (state) of registration or incorporation	Nature of business	Class of share	Holding
Held directly				
Xenova Limited	England and Wales	Trading	Ordinary	100%
Xenova Discovery Limited	England and Wales	Trading	Ordinary	100%
Xenova UK Limited	England and Wales	Holding	Ordinary	100%
Cantab Pharmaceuticals Plc	England and Wales	Holding	Ordinary	100%
Held indirectly				
MetaXen LLC	United States of America (Delaware)	Dormant	Class A preferred (voting)	100%
			Class B (non voting)	100%
			Class C (non voting)	100%
The Xenova Pension Trustee Company Limited	England and Wales	Dormant	Ordinary	100%
Xenova Research Limited (formerly: Cantab Pharmaceuticals Research Ltd)	England and Wales	Trading	Ordinary	100%
Cantab Pharmaceuticals, Inc	United States of America (Delaware)	Dormant	Ordinary	100%

The above subsidiaries, all of which are consolidated, operate principally in the countries of incorporation.
The shares in MetaXen and The Xenova Pension Trustee Company Limited are held by Xenova UK Limited.
The shares in Xenova Research Limited and Cantab Pharmaceuticals, Inc are held by Cantab Pharmaceuticals Plc.

Joint venture undertaking

The Group has a 45% interest in the ordinary shares and 50% of the voting rights of a joint venture company, Phogen Limited, whose accounting year end is 31 December and which is incorporated in England and Wales. The Group's share of the net liabilities of Phogen Limited at 31 December 2001 was £62,000.

The principle business of Phogen Limited is to develop and commercialise drug delivery and gene therapy technology based on the cellular trafficking properties of the protein VP22. The funding of this programme is provided jointly by the Group and the other joint venture party.

13 Debtors

	Group 2001 £000	Group 2000 £000	Company 2001 £000	Company 2000 £000
Debtors due within one year				
Trade debtors	**59**	–	–	–
Amounts owed by joint ventures	**194**	–	–	–
Other debtors	**2,806**	1,349	–	1
Prepayments and accrued income	**1,076**	161	–	–
	4,135	1,510	–	1

	Group 2001 £000	Group 2000 £000	Company 2001 £000	Company 2000 £000
Debtors due after more than one year				
Amounts owed by Group undertakings	–	–	–	68,704
	–	–	–	68,704

Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2001

14 Current asset investments

	Group		Company	
	2001 £000	2000 £000	**2001 £000**	2000 £000
Investments	**2,184**	1,721	**2,184**	1,721

Subsequent event
Included in liquid resources is an investment in Cubist which subsequent to the year end fell in value, following an announcement by Cubist of clinical trial data, such that at 17 January 2002 the share price was $17 valuing the investment held at £1.0m, representing a decline from the valuation at 31 December of £1.2m.

15 Creditors: amounts falling due within one year

	Group		Company	
	2001 £000	2000 £000	**2001 £000**	2000 £000
Creditors: amounts falling due within one year				
Finance lease obligations	**4**	–	**–**	–
Trade creditors	**751**	1,069	**–**	–
Other tax and social security payable	**271**	111	**–**	–
Other creditors	**330**	–	**–**	–
Accruals and deferred income	**17,064**	1,210	**–**	–
	18,420	2,390	**–**	–

Accruals and deferred income includes £14,225,000 of deferred income.

16 Creditors: amounts falling due after more than one year

	Group		Company	
	2001 £000	2000 £000	**2001 £000**	2000 £000
Creditors: amounts falling due after more than one year				
Finance lease obligations	**10**	–	**–**	–
Amounts due to Group undertakings	**–**	–	**22,432**	19,913
Other creditors	**211**	–	**–**	–
	221	–	**22,432**	19,913

Amounts owed to Group undertakings are non-interest bearing and have no fixed repayment date.

17 Operating leases
The Company has no commitments to make annual payments under non cancellable operating leases (2000: nil). The Group has commitments to make annual payments under non cancellable operating leases which expire as follows:

	2001		2000	
	Short leasehold property £000	**Other £000**	Short leasehold property £000	Other £000
Within one year	**223**	**32**	17	25
Within two to five years	**13**	**97**	190	36
After five years	**1,093**	**–**	349	–
	1,329	**129**	556	61

18 Provisions for liabilities and charges

	Group and Company 2001 £000	2000 £000
National Insurance on share options		
At 1 January	**20**	–
(Released)/charged in the year	**(10)**	20
At 31 December	**10**	20

The amount actually payable will depend on the number of options exercised. In accordance with the Urgent Issues Task Force Abstract 25 'National Insurance Contributions on Share Option Gains' the Group has provided for the employers' National Insurance payable on unapproved options granted after 5 April 1999 and exercisable between 18 August 2002 and 12 July 2010.

19 Deferred tax

Due to the availability of taxation losses no provision has been made for deferred tax. Unrecognised potential deferred tax assets are:

	Group 2001 £000	2000 £000
Depreciation in advance of capital allowances	**1,204**	515
Trading losses	**30,798**	17,530
At 31 December	**32,002**	18,045

20 Pensions

The Group operates a defined contribution fully insured pension scheme for employees. Assets of the scheme are held separately from those of the Company in independently administered funds. Contributions for the year ended 31 December 2001 amounted to £544,000 (31 December 2000: £182,000).

21 Financial instruments

The Group's policies in respect of financial instruments are set out in the Operating and Financial Review. Short term debtors and creditors have been excluded from all but the currency disclosures below.

Financial assets and liabilities

The Group has the following financial assets and liabilities in addition to short term debtors and creditors:

Current asset investments

As part of the disposal of certain assets of Xenova Discovery Limited in 1999 the Group now holds 88,668 shares in Cubist pharmaceuticals. At 31 December 2001 these shares had a book and a market value of £2,184,000 (2000: £1,721,000). These equity shares have been excluded from the interest rate risk and currency profile as they have no maturity date and would thus distort the weighted average period information and the provision of pertinent information about any currency exposures involved.

Cash at bank and short term investments

The Group uses a discretionary professional fund manager to invest funds on deposit and in money market instruments. The Group held cash at bank of £21,816,000 (2000: £10,512,000), which earned interest at a weighted average rate of 4.41% (2000: 5.94%). All cash and short term investments have maturity dates within three months of 31 December 2001. The majority of floating interest rates obtained are set relative to LIBOR.

21. Financial instruments continued

The cash and short term investments are split between fixed and floating instruments as below:

	2001 Fixed £000	2001 Floating £000	2000 Fixed £000	2000 Floating £000
Interest rate				
Cash at bank	**13,491**	**8,325**	8,000	2,512

The weighted average interest rate of the fixed interest investments is 4.1% and the weighted average period for which the interest is fixed is 2.2 months.

Financial liabilities

The Group has no financial liabilities other than short term creditors, a single finance lease and the provision set out below. The short term creditors are interest free. The finance lease held by the Group is not material for disclosure.

As at 31 December 2001 the Group held a provision of £10,000 (2000: £20,000) in respect of National Insurance (Note 18). This provision is a financial liability on which no interest is paid.

Currency exposures

Substantially all transactions entered into by the UK business, other than upfront licensing deals denominated in US dollars, were denominated in sterling.

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on the retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

	US Dollars £000	Other £000	Total £000
2001: Functional currency of Group operations:			
Sterling	**7,845**	**–**	**7,845**
	US Dollars £000	Other £000	Total £000
2000: Functional currency of Group operations:			
Sterling	13	(17)	(4)

Fair value of financial assets and liabilities

For all financial instruments the book values and fair values as at both 31 December 2001 and 2000 were not materially different.

22 Share capital

	2001 Number	2001 £000	2000 Number	2000 £000
Authorised:				
Ordinary shares of 10p each	**200,000,000**	**20,000**	100,000,000	10,000
Allotted, called up and fully paid:				
Ordinary shares of 10p each	**139,041,756**	**13,904**	69,242,577	6,924

69,788,451 shares were issued in respect of the acquisition of Cantab Pharmaceuticals plc and a further 10,728 in respect of warrants and share options, for which consideration of £9,000 was received (2000: £189,531).

23 Share options and warrants

Xenova share options

Share options are offered to all employees to provide further incentives for them to contribute to the success of the Group.
The Group has three established share option schemes, the Xenova Limited 1988 Share Option Scheme, the Xenova Group 1992 Share Option Scheme and the Xenova Group 1996 Share Option Scheme. Options granted during 2001 were issued under the 1996 Scheme. The 1996 Share Option Scheme consists of an Inland Revenue approved part with a three year vesting period for options up to the value of £30,000, a further three year vesting part for options up to the value of four times relevant emoluments, and a 'super-option' part with a five year vesting period which can accommodate options between the value of four times and eight times relevant emoluments. The scheme is subject to performance criteria determined by the Remuneration Committee.

Deferred share bonus plan

At the Annual General Meeting in 1999, the Xenova Deferred Share Bonus Plan was approved by shareholders. The scheme allows participants to purchase shares with their annual bonus against which the Company may award options to acquire further shares at nominal value no sooner than the third anniversary of the award date. Performance conditions are in place based on share price performance which determines what proportion of the award shall be exercisable.

A charge to the profit and loss account of £44,000 has been made in the year (2000: £27,000) in respect of future share award costs.
In making this charge it has been assumed that the maximum performance criteria will be met.

In any ten year period not more than 10% of the equity capital of the Company may be allocated under all of the share option schemes, of which not more than 5% of the equity capital of the Company may be allocated under the 1996 Scheme, other than by way of super-options.

At 31 December 2001, 5,143,023 options to subscribe for Ordinary Shares of the Company were outstanding, as follows:

Number	Exercise price per share	Exercise period
39,481	584 pence	26 May 1995 – 25 May 2002
7,957	650 pence	1 May 1996 – 30 April 2003
15,562	674 pence	18 September 1996 – 17 September 2003
2,500	812 pence	28 February 1997 – 27 February 2004
43,700	335 pence	23 December 1997 – 22 December 2004
62,995	234 pence	9 August 1998 – 8 August 2005
45,950	272 pence	4 October 1999 – 3 October 2006
93,437	338 pence	23 June 2000 – 22 June 2007
175,429	338 pence	23 June 2002 – 22 June 2007
107,211	208 pence	13 March 2001 – 12 March 2008
14,000	45 pence	18 November 2001 – 17 November 2008
160,000	32 pence	15 December 2001 – 14 December 2008
40,000	32 pence	15 December 2003 – 14 December 2008
16,000	105 pence	5 May 2002 – 4 May 2009
100,000	117 pence	27 May 2002 – 26 May 2009
222,000	88 pence	1 September 2000 – 16 August 2009
60,218	10 pence	18 August 2002 – 17 August 2009
111,663	10 pence	13 July 2003 – 12 July 2010
533,580	10 pence	18 October 2004 – 17 October 2011
10,000	72 pence	17 November 2002 – 16 November 2009
249,000	87 pence	20 December 2002 – 19 December 2009
102,298	82 pence	1 September 2002 – 28 February 2003
253,000	77 pence	13 July 2005 – 12 July 2010
8,000	335 pence	9 August 2000 – 23 December 2012
261,000	111 pence	18 December 2003 – 17 December 2012
129,915	92 pence	1 December 2003 – 31 May 2005

23 Share options and warrants continued

Number	Exercise price per share	Exercise period
686,077	48 pence	11 July 2004 – 10 July 2011
91,800	48 pence	11 July 2006 – 10 July 2011
499,800	48 pence	16 August 2004 – 15 August 2011
292,400	48 pence	16 August 2006 – 15 August 2011
552,650	41 pence	18 December 2004– 17 December 2011
155,400	41 pence	18 December 2006 – 17 December 2011

At 31 December 2001 there were a further 8,761,642 shares available for grant under options.

Xenova share warrants

As part of the placing and open offer in August 2000 11,828,129 warrants over Xenova Group plc shares were issued. Each warrant entitled the holder to subscribe for one ordinary share at a price of 85p per share during the period from 1 January 2001 to 31 October 2001. Only 6,000 of these warrants were exercised, with the remainder lapsing on 31 October 2001.

MetaXen warrants

Warrants over MetaXen Class E preferred shares which are convertible into warrants over shares of Xenova Group plc under certain circumstances, were outstanding as follows:

Number	Exercise price per share	Exercise period
14,516	$7.75	5 November 2002 – 1 July 2007

The maximum number of shares in Xenova Group plc which may be issued is 14,516.

24 Reconciliation of movements in shareholders' funds

	Share capital £000	Share premium account £000	Merger reserve £000	Other reserves £000	Profit and loss account £000	Total shareholders' funds 2001 £000	Total shareholders' funds 2000 £000
Group							
At 1 January	6,924	74,781	–	17,902	(87,731)	11,876	11,620
Allotment of shares	1	8	–	–	–	9	10,252
Issue of shares in respect of acquisition	6,979	–	27,218	–	–	34,197	–
Expense on issue of shares	–	(919)	–	–	–	(919)	(772)
Shares to be issued (note 23)	–	–	–	–	44	44	27
Loss for the year	–	–	–	–	(15,371)	(15,371)	(9,305)
Exchange movement	–	–	–	–	–	–	54
At 31 December	13,904	73,870	27,218	17,902	(103,058)	29,836	11,876

Other reserves include £15,735,000 arising on the formation of Xenova Group plc.

24 Reconciliation of movements in shareholders' funds continued

	Share capital £000	Share premium account £000	Merger reserve £000	Profit and loss account £000	Total shareholders' funds 2001 £000	Total shareholders' funds 2000 £000
Company						
At 1 January	**6,924**	**74,781**	**–**	**(20,251)**	**61,454**	52,768
Allotment of shares	**1**	**8**	**–**	**–**	**9**	10,252
Issue of shares in respect of acquisition	**6,979**	**–**	**27,218**	**–**	**34,197**	–
Expense on issue of shares	**–**	**(919)**	**–**	**–**	**(919)**	(772)
Shares to be issued (note 23)	**–**	**–**	**–**	**44**	**44**	27
Loss for the year	**–**	**–**	**–**	**590**	**590**	(821)
At 31 December	**13,904**	**73,870**	**27,218**	**(19,617)**	**95,375**	61,454

25 Cash flow statement

	Year ended 31 December 2001 £000	Year ended 31 December 2000 £000
Reconciliation of operating loss to net cash outflow from operating activities		
Operating loss	**(18,352)**	(9,377)
Depreciation	**1,201**	212
Amortisation	**879**	–
Net loss on disposal of tangible fixed assets	**16**	–
Long term incentive scheme	**44**	27
Provision for liabilities and charges	**(10)**	20
Decrease / (increase) in debtors	**734**	(253)
(Decrease) / increase in creditors	**(2,573)**	17
Increase in deferred income	**14,225**	–
Net cash outflow from operating activities	**(3,836)**	(9,354)

Cashflow in respect of exceptional reorganisation costs was £1,035,000 (2000: nil).

	At 1 January 2001 £000	Cash flow £000	Other non cash £000	Exchange movement £000	At 31 December 2001 £000
Analysis of net funds					
Cash in hand and at bank	10,512	**11,302**	**–**	**2**	**21,816**
Current asset investments	1,721	**–**	**463**	**–**	**2,184**
Finance leases	–	**87**	**(101)**	**–**	**(14)**
	12,233	**11,389**	**362**	**2**	**23,986**

26 Related party transactions

Transactions with Group companies

The Company has taken advantage of the exemption available to parent companies under FRS8 'Related Party Transactions' not to disclose transactions and balances between group companies, which have been eliminated on consolidation.

Phogen Limited is a related party of the Group as Xenova Research Limited, the company's wholly owned subsidiary, has a 45% interest in share capital and 50% of the voting rights of Phogen Limited.

During the year the Group recharged £126,000 to Phogen Limited. The amount outstanding at 31 December 2001 was £194,000.

There were no material transactions with other related parties during the year.

Notes

Designed and produced by Emperor Design Consultants Ltd
Telephone 020 7729 9090 www.emperor.uk.com

Xenova Group plc

957 Buckingham Avenue
Slough
Berkshire
SL1 4NL
England

Telephone: +44 (0)1753 706600
Fax: +44 (0)1753 706607

www.xenova.co.uk

Notice of Meeting
Xenova Group PLC
(Incorporated and registered in England and Wales no. 2698673)

Notice is hereby given that the Tenth Annual General Meeting of Xenova Group plc will be held at The Institute of Directors, 116 Pall Mall, London, SW1Y 5ED, England on Wednesday 3rd July 2002 at 10am to transact the following business:

ORDINARY BUSINESS

Resolution 1

To receive and adopt the audited financial statements for the year ended 31 December 2001 together with the Reports of the Directors and Auditors thereon.

Resolution 2

To re-elect as a Director Mr JBH Jackson who retires by rotation and offers himself for re-election.

Resolution 3

To re-elect as a Director Professor AL Harris who retires by rotation and offers himself for re-election.

Resolution 4

To re-elect as a Director Dr JF Waterfall who retires by rotation and offers himself for re-election.

Resolution 5

To re-elect as a Director Mr G Fairtlough who retires in accordance with the terms of his letter of appointment and offers himself for re-election.

Resolution 6

To re-elect as a Director Mr P Gillett who retires in accordance with the terms of his letter of appointment and offers himself for re-election.

Resolution 7

To re-appoint PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions, resolution 8 as an ordinary resolution and resolutions 9 and 10 as special resolutions.

ORDINARY RESOLUTIONS

Resolution 8

That pursuant to Section 80 of the Companies Act 1985 the Directors be and they are hereby generally and unconditionally authorised in substitution for the authority previously conferred upon them at the Annual General Meeting of the Company in 2001 (save to the extent that the same may have been exercised by the issue of relevant securities prior to 27th June 2002 or by reason of any offer or agreement made prior to 27th June 2002 which would or might require relevant securities to be allotted on or after 27th June 2002) to allot relevant securities (as defined in Section 80 of the Companies Act 1985) up to an aggregate nominal amount equal to £4,588,540 provided that this authority, unless renewed, shall expire on the earlier of fifteen months from the date hereof and the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot the relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTIONS

Resolution 9

That the Directors be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined in Section 94 of the said Act) pursuant to the authority conferred by resolution 8 as if Section 89(1) of the said Act did not apply to any such allotment provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue or open offer in favour of shareholders where the equity securities respectively attributable to the interests of all shareholders are proportionate (as nearly as may be) to the respective numbers of shares held by them (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with legal or practical problems under the laws of any territory or the requirements of any regulatory body or any stock exchange or in connection with fractional entitlements or arising by virtue of shares being represented by American Depository Receipts or otherwise howsoever); and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £1,390,470,

and shall expire on the earlier of fifteen months from the date hereof and the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby and had not expired.

Resolution 10

That the Articles of Association in the amended form presented to the meeting and for the purpose of identification initialled by the Chairman, be and are hereby adopted in substitution for the existing Articles of Association.

By Order of the Board	**Registered Office:**
D Abrams	957 Buckingham Avenue
Secretary	SLOUGH
	Berkshire SL1 4NL
19 April 2002	United Kingdom

NOTES:

1 A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not also be a member of the Company.

2 A form of proxy is enclosed which, to be effective, must be completed and lodged with the Company's Registrars not later than 48 hours before the time fixed for the Meeting (or any adjournment thereof).

3 Completion and return of a form of proxy does not preclude a member from attending and voting in person.

4 Pursuant to regulation 41 of the Uncertified Securities Regulations 2001, only those shareholders registered in the register of members of the Company 48 hours prior to the time fixed for the Meeting (or any adjournment thereof) shall be entitled to attend or vote at such meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register of members after such time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

5 Copies of the amended Articles of Association will be available for inspection at Xenova's registered office, 957 Buckingham Avenue, Slough, Berks, SL1 4NL, during normal business hours on any weekday (Saturdays and public holidays excepted) until the date of the Annual General Meeting and will be available for inspection at the Annual General Meeting.

Xenova Group PLC

(Incorporated and registered in England and Wales no. 2698673)

Directors
JBH Jackson (Chairman)
DA Oxlade
D Abrams
J Waterfall
M Moore
J St Clair Roberts
TR Irwin
P Gillett
G Fairtlough
AL Harris
HS Wachtler

Registered Office
957 Buckingham Avenue
Berkshire SL1 4NL
Slough

19 April 2002

Notice of Meeting

To all Ordinary Shareholders and, for information only, to all ADS holders and Optionholders

This year's Annual General Meeting, Xenova's tenth, but its sixth as a company traded on the London Stock Exchange, is to be held at The Institute of Directors, 116 Pall Mall, London, SW1Y 5ED, England on Wednesday 3rd July 2002 at 10am.

As well as the ordinary business of the meeting, the special business to be proposed at this AGM comprises amendments to the Company's articles to allow the use of electric communications, an authority to allot shares and a disapplication of pre-emption rights. A brief explanation of these resolutions is set out below.

Re-election of Mr JBH Jackson (Resolution 2)
Mr Jackson is Chairman of the Company and is 72 (seventy-two) years old.

Re-election of Mr G Fairtlough (Resolution 5)
Mr Fairtlough is a Non-Executive Director of the Company and is 71 (seventy-one) years old.

Authority to allot shares (Resolution 8)
Under the Companies Act 1985, the Directors of the Company may only allot unissued shares if authorised to do so by the Articles of Association or by the shareholders in General Meeting. The authority to allot granted at the Annual General Meeting of the Company held in June last year will expire at this year's Annual General Meeting. This resolution is therefore being proposed to grant a new authority to allot 45,885,400 ordinary shares, representing approximately 33% per cent. of the issued ordinary share capital as at 19 April 2002. Your Directors have no intention, at present, of utilising any part of this authority to allot. If given, the authority will expire on the earlier of fifteen months from the date of the resolution and the date of the next Annual General Meeting.

Disapplication of pre-emption rights (Resolution 9)
This resolution is to renew your Directors' authority to allot new ordinary shares for cash otherwise than in proportion to existing holdings of shares. Other than the disapplication for rights issues and pro rata open offers (which will apply to the entire amount referred to in resolution 10), the authority will be limited to 13,904,700 shares, representing approximately 10% of the issued ordinary share capital as at 19 April 2002. This is in excess of the 5% standing authority permitted by the guidelines of the Investor Protection Committees. The Directors intend that the additional 5% disapplication authority above that normally taken by listed Companies will only be used in connection with strategic alliances or other commercial arrangements entered into by the Company in the future. The issue price in respect of any such share issues will be set as close as practicable to the prevailing market price. This resolution has been discussed with The Association of British Insurers. If given, the authority will expire on the earlier of fifteen months from the date of the resolution and the date of the next Annual General Meeting.

Electronic communications with shareholders (Resolution 10)
The Companies Act 1985 (Electronic Communications) Order 2000 and the Electronic Communications Act 2000 set out a legislative regime for the use of electronic communications. In response, the UK Listing Authority amended the Listing Rules with effect from February 2001 to allow companies to use electronic communications to send documents to their shareholders and to publish documents on a website in lieu of sending them to such shareholders. It has been recommended that listed companies make specific provision in their articles for the use of electronic communications and it is therefore proposed to amend Articles 1(G), 1(J), 4(B), 50, 54, 69, 72, 73, 76, 85, 88, 101, 109, 122, 128, 130, 131, 132 and 133 of the Articles of Association. Any use of electronic communications pursuant to those provisions would be subject to such terms and conditions as the Directors may decide.

Action to be taken by shareholders
Enclosed with this document is a Form of Proxy for the Annual General Meeting for use by ordinary shareholders. If you wish to appoint a proxy, you are asked to complete and sign the form and return it to the Company's Registrars, Computershare Services plc, PO Box 82, Caxton House, Redcliffe Way, Bristol BS99 7NH, England, so as to arrive no later than 10am on Monday 1st July 2002. If you wish to attend the meeting, the return of the Form of Proxy will not prevent you from doing so and voting in person.

John BH Jackson
Chairman

Xenova

www.xenova.co.uk

Xenova Group plc
957 Buckingham Avenue, Slough, Berkshire, SL1 4NL, UK

Telephone: +44 (0)1753 706600
Facsimile: +44 (0)1753 706607

19 April 2002

Dear Shareholder

Electronic Communications

Recent changes in law now permit us to make certain shareholder information (such as Annual Reports, Notices of Meetings and Forms of Proxy) available to our shareholders electronically. In conjunction with our Registrar, Computershare Investor Services PLC, we are putting in place the necessary facilities to enable us to do this.

If you would like to receive future communications from us by e-mail then you will need to register on line at **http://www.computershare.com/register/uk**. You should then select Xenova Group plc from the drop down company list. You will need an internet-enabled PC with Explorer 4, Netscape 4 or above. You will also need to have your 11 character Shareholder Reference Number available when you log in.

Before you register, you will be asked to agree to the Terms and Conditions for Electronic Communication with Shareholders. It is important you read these Terms and Conditions carefully as they set out the basis on which electronic communications shall be sent to you.

The use of electronic communications is entirely voluntary. If you wish to continue receiving communications from us by post in the traditional manner then you need take no action. We do however encourage you to take advantage of this new facility as we believe it will be a more convenient and prompt method of communication, whilst saving money for the Company and reducing demand upon natural resources.

If you have any further questions on this service or difficulties in registering, please contact our registrars, Computershare Investor Services PLC, on **0870 889 3109**.

Yours faithfully

Daniel Abrams
Company Secretary

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services Act 1986, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Xenova Shares and/or Cantab Shares, please send this document and the accompanying documentation as soon as possible to the purchaser or transferee, or to the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. However, as described below, such documentation should not be mailed, distributed, forwarded to or transmitted in or into the United States, Canada, Australia or Japan.

A copy of this document, which comprises Listing Particulars relating to Xenova and the New Xenova Shares prepared in accordance with the Listing Rules made under Section 142 of the Financial Services Act 1986, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 149 of that act.

Application has been made to the UKLA for the New Xenova Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the New Xenova Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission to listing of those securities will become effective and dealings, for normal settlement, on the London Stock Exchange will commence on the first business day following the day on which the Merger Offer becomes or is declared unconditional in all respects (save only for admission of the New Xenova Shares to the Official List becoming effective).

Xenova Group plc

(Incorporated and registered in England and Wales with registered number 2698673)

Listing Particulars relating to the proposed issue of 69,790,821* New Xenova Shares in connection with the recommended Merger Offer

for

Cantab Pharmaceuticals plc

**Without taking account of the exercise of any options under the Cantab Share Option Schemes*

Nomura, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Xenova and no one else in connection with the Merger Offer and will not be responsible to any person other than Xenova for providing the protections afforded to customers of Nomura, or for providing advice in relation to the Merger Offer or the New Xenova Shares.

The Merger Offer referred to in this document is not being made, directly or indirectly, in or into, or by use of the mails of or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a securities exchange of, the United States nor is it being made, directly or indirectly, in or into Canada, Australia or Japan unless an exemption under any applicable laws is available. The Merger Offer also does not extend to American Depositary Receipts evidencing American Depositary Shares which represent Cantab Shares. Accordingly, neither this document, the Offer Document, the Form of Acceptance nor any related documents are being, and they must not be, mailed or otherwise forwarded, distributed or sent in, or into the United States, Canada, Australia or Japan and doing so may render invalid any purported acceptance of the Merger Offer.

The New Xenova Shares have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, or under the relevant securities laws of any state or other jurisdiction of the United States, and the relevant clearances have not been, and will not be, obtained from any province of Canada, the Australian Securities Commission or any securities authority of Japan. Accordingly, unless an exemption under any applicable laws is available, the New Xenova Shares may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or other regulatory requirement. Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this document and any accompanying documents to any jurisdiction outside the United Kingdom should read paragraph 7 of Part B of Appendix I to the Offer Document before taking any action. This document is not an extension of the Merger Offer and does not constitute an offer of the New Xenova Shares in any jurisdiction.

Nomura International

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2001
Latest time and date for receipt of proxy forms from Xenova Shareholders for the Extraordinary General Meeting	10.00 a.m. on 17 March
Extraordinary General Meeting	10.00 a.m. on 19 March
First closing date for the Merger Offer	3.00 p.m. on 22 March

DIRECTORS, SECRETARY AND ADVISERS OF XENOVA AND CANTAB

Xenova Registered and Head Office
240 Bath Road
Slough
Berkshire SL1 4EF

The Xenova registered office is the business address of each of the current Xenova Directors and will become the business address of the Proposed Directors following completion of the Merger.

Xenova Directors
John BH Jackson *Non-executive Chairman*
David A Oxlade *Chief Executive Officer*
Daniel Abrams, FCA, MA (Hons) *Chief Financial Officer*
Michael Moore, DSc, FRCPath *Chief Scientific Officer*
John Waterfall, PhD *Research and Development Director*
Paul Bevan*, PhD *Non-executive Director*
Peter L Gillett, FCA *Non-executive Director*
Adrian L Harris, DPhil, FRCP *Non-executive Director*
T Ronald Irwin, FRPharms, PhC *Non-executive Director*
Howard S Wachtler *Non-executive Director*
*(*To resign following completion of the Merger)*

Proposed Directors
Simon P Duffy, MA, MBA *Non-executive Deputy Chairman*
Nicholas L Hart, BA, FCMA *Commercial Director*
Stephen C Inglis, PhD *Research Director*
John St Clair Roberts, MRCS, LRCP, FFPM *Medical Director*
Gerard H Fairtlough, CBE, BA, Hon DSc *Non-executive Director*

The Proposed Directors are currently directors of Cantab and will become directors of Xenova following completion of the Merger. The Cantab Directors are set out in full in section 2(2) of Part V of this document.

Xenova Company Secretary
Daniel Abrams

UK Legal advisers to Xenova
Slaughter and May
35 Basinghall Street
London EC2V 5DB

UK Legal advisers to the Sponsor
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Financial advisers to Cantab
Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Stockbroker to Cantab
Credit Suisse First Boston de Zoete & Bevan Limited
One Cabot Square
London E14 4QJ

Financial advisers, sponsor and broker to Xenova
Nomura International plc
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

Reporting accountants and auditors to Xenova
PricewaterhouseCoopers
Harman House
1 George Street
Uxbridge
Middlesex UB8 1QQ

Xenova's Registrars
Computershare Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Receiving Agent
Computershare Services PLC
PO Box 859
The Pavilions
Bridgwater Road
Bristol BS99 1XZ

Principal Bankers to Xenova
Barclays Bank plc
Barclays House
9/10 Victoria Street
Basingstoke
Hampshire RG21 3BT

Reporting accountants and auditors to Cantab
PricewaterhouseCoopers
Abacus House
Castle Park
Cambridge CB3 0AN

UK Legal advisers to Cantab
CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

UK Legal advisers to Credit Suisse First Boston
Linklaters & Alliance
One Silk Street
London EC2Y 8HQ

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

"Act"	the Companies Act 1985, as amended
"Admission"	the admission of the New Xenova Shares to the Official List becoming effective in accordance with the Listing Rules and dealings commencing on the London Stock Exchange's market for listed securities
"American Depositary Shares" or "ADSs"	depositary shares in Xenova issued by The Bank of New York, each representing one Ordinary Share
"Cantab"	Cantab Pharmaceuticals plc
"Cantab Board" or "Cantab Directors"	the existing directors of Cantab, whose names are set out in paragraph 2(2) of Part V of this document
"Cantab Group"	Cantab and its subsidiaries and subsidiary undertakings
"Cantab Shareholders"	holders of Cantab Shares
"Cantab Share Option Schemes"	The Cantab Pharmaceuticals plc Sharesave Scheme, The Cantab Pharmaceuticals plc 1993 Executive Share Option Scheme No. 1, The Cantab Pharmaceuticals plc 1993 Executive Share Option Scheme No. 2, The Cantab Pharmaceuticals plc 1992 Share Option Plans Nos. 1 and 2
"Cantab Shares"	the existing unconditionally allotted or issued fully paid ordinary shares of 2 pence each in the share capital of Cantab and any further ordinary shares which are unconditionally allotted or issued at or before the time at which the Merger Offer ceases to be open for acceptance (or such earlier date and/or time, not being earlier than the date on which the Merger Offer becomes or is declared unconditional as to acceptances or, if later, the first closing date of the Merger Offer, as Xenova may, subject to the City Code, decide)
"Celltech"	Celltech Group plc
"Circular"	the circular dated 1 March 2001 addressed to Xenova Shareholders
"City Code" or "Code"	The City Code on Takeovers and Mergers
"Closing Price"	the closing middle-market price of a Cantab Share or a Xenova Share, as the case may be, as derived from the Daily Official List
"Credit Suisse First Boston"	Credit Suisse First Boston (Europe) Limited
"CREST"	the United Kingdom paperless share settlement system of which CRESTCo Limited is the Operator (as such term is defined in the Uncertificated Securities Regulations 1995 (SI 1995 No. 95/3272))
"Daily Official List"	the Daily Official List of the London Stock Exchange
"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of Xenova to be held at Nomura House, 1 St Martins-le-Grand, London EC1A 4NP at 10.00 a.m. on 19 March 2001, or any adjournment or postponement thereof, the notice of which is set out in the Circular
"Eli Lilly" or "Lilly"	Eli Lilly & Company of Indianapolis, Indiana, USA
"Enlarged Group"	Xenova or the Xenova Group (as the context requires) as enlarged by the Merger
"Form of Acceptance"	the form of acceptance relating to the Merger Offer
"GlaxoSmithKline"	GlaxoSmithKline plc
"ImmuLogic"	ImmuLogic Pharmaceutical Corporation of Boston, USA
"Listing Rules"	the rules and regulations made by the Financial Services Authority under the Financial Services Act 1986 and contained in the Financial Services Authority's publication of the same name
"London Stock Exchange"	London Stock Exchange plc

"Merger"	the proposed merger of Xenova and Cantab by way of the Merger Offer
"Merger Offer"	the recommended offer by Nomura on behalf of Xenova to acquire the Cantab Shares on the terms and subject to the conditions set out in the Offer Document and the Form of Acceptance including, save where the context requires otherwise, any subsequent revision, variation, extension or renewal of such offer
"MetaXen"	MetaXen LLC
"NASDAQ"	the National Markets System of the National Association of Securities Dealers Automated Quotation market
"New Xenova Shares"	up to 72,197,132 new Xenova Shares proposed to be issued fully paid pursuant to the Merger Offer, comprising 69,790,821 new Xenova Shares to be issued in respect of the Cantab Shares and up to 2,406,311 new Xenova Shares to be issued assuming that all outstanding Cantab options are exercised
"Nomura"	Nomura International plc
"Offer Document"	the document dated 1 March 2001 detailing the terms and conditions of the Merger Offer including the appendices thereto
"Official List"	the Official List of the UKLA
"Panel"	The Panel on Takeovers and Mergers
"Pfizer"	Pfizer Inc.
"Proposed Directors"	the persons listed in paragraph 2(3) of Part V of this document who are to be appointed directors of Xenova following the Merger
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services Act 1986 and in the exercise of its functions in respect of admission to the Official List
"US", "USA" or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
"Warner-Lambert"	Warner Lambert Company of New Jersey, USA
"Warrants"	the outstanding registered equity warrants in Xenova, each entitling the holder thereof to subscribe for one Ordinary Share at a price of 85 pence per share (subject to adjustment), the particulars of which are set out in the Xenova prospectus dated 13 July 2000
"Xenova" or the "Company"	Xenova Group plc
"Xenova Board" or "Xenova Directors"	the board of directors of Xenova, whose names are set out in paragraph 2(1) of Part V of this document
"Xenova Group"	Xenova and its existing subsidiaries and subsidiary undertakings
"Xenova Shareholders"	holders of Xenova Shares
"Xenova Share Option Schemes"	the Xenova Limited 1988 Share Option Scheme, the Xenova Group 1992 Share Option Scheme, the Xenova Group 1996 Share Option Scheme, the Xenova Group 1996 Savings Related Share Option Plan and the Xenova Deferred Share Bonus Plan
"Xenova Shares" or "Ordinary Shares"	ordinary shares with a nominal value of 10 pence each in the share capital of Xenova

For the purposes of this document, "subsidiary", "subsidiary undertaking", "parent undertaking" and "associated undertaking" have the respective meanings given to them by the Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Act).

PART I

GENERAL INFORMATION

Introduction

On 19 February 2001, the boards of Xenova and Cantab announced that they had reached agreement on the terms of a proposed merger of their two businesses. The Merger is to be effected through a recommended all share offer being made by Nomura, on Xenova's behalf, to acquire all of the issued and to be issued share capital of Cantab. On the basis of the Closing Price of 69 pence per Xenova Share on 28 February 2001, the latest practicable date immediately prior to the publication of this document, the Merger Offer values each Cantab Share at approximately 108.4 pence and the entire issued share capital of Cantab at approximately £48.2 million.

Details of the Merger Offer

On behalf of Xenova, Nomura has offered to acquire all of the Cantab Shares on the following basis:

for every 7 Cantab Shares	11 New Xenova Shares

and so in proportion for any other number of Cantab Shares held.

Full acceptance of the Merger Offer (without taking account of the exercise of any options under the Cantab Share Option Schemes) would result in the issue of approximately 69.8 million New Xenova Shares to Cantab Shareholders, representing 50.2 per cent. of the enlarged issued ordinary share capital of Xenova.

The Merger Offer extends to all Cantab Shares unconditionally allotted or issued as at the date of this document and any further Cantab Shares unconditionally allotted or issued while the Merger Offer remains open for acceptance (or prior to such earlier date and/or time as Xenova may, subject to the Code, decide). The Merger Offer will initially be open for acceptance until 3.00 p.m. on 22 March 2001, but may be extended in accordance with the City Code.

The Cantab Shares that are the subject of the Merger Offer will be acquired by Xenova fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights attaching thereto, including the right to receive all dividends and other distributions (if any) declared, made or paid after 19 February 2001. The Cantab Board has not declared or recommended any dividends since incorporation.

The New Xenova Shares to be issued pursuant to the Merger Offer will be issued credited as fully paid and will rank *pari passu* in all respects with the existing Xenova Shares.

The Xenova Extraordinary General Meeting

Given its size, the Merger Offer is conditional on the approval of Xenova Shareholders at the Extraordinary General Meeting. The EGM has been convened for 10.00 a.m. on 19 March 2001 for the purpose of considering and, if thought fit, passing an ordinary resolution to approve the Merger, the Merger Offer and any revisions or extensions thereof and related arrangements and, conditional on the Merger Offer becoming or being declared unconditional in all respects, to increase the Company's authorised share capital from £10,000,000 to £20,000,000 by the creation of an additional 100,000,000 Ordinary Shares and to authorise the Xenova Directors to allot relevant securities up to an aggregate nominal amount of £9,257,530 pursuant to section 80 of the Act, which authority will expire at the conclusion of Xenova's annual general meeting to be held in 2001. This authority will be in addition to those already granted at the extraordinary general meeting of the Company held on 8 August 2000.

Reasons for and benefits of the Merger

Both the Xenova Directors and the Cantab Directors believe that the Enlarged Group created by the Merger will have enhanced prospects of introducing commercially important new drugs to the healthcare market. Key features of the Enlarged Group will include: a significant portfolio of potential first-in-class and innovative products, including seven products in clinical development; valuable partnerships with major pharmaceutical companies including Celltech, Eli Lilly, GlaxoSmithKline and Pfizer, with the potential for further collaborations in the current year; strong drug discovery and development capabilities in both the biopharmaceutical and medicinal chemistry fields; and a significantly strengthened proprietary technology base.

The Enlarged Group will have the benefit of an internationally experienced management team to drive the focus and development of the extended portfolio of programmes. The proposed combined management team has a proven track record in identifying, developing and partnering innovative products and technologies.

The Xenova Directors and the Cantab Directors believe that the expanded product pipeline and broader technology platform of the Enlarged Group will increase the chances of successfully bringing new products to market and reduce the overall risk profile, thereby increasing the potential to unlock inherent values within Xenova and Cantab. Furthermore, the Merger will create a broader shareholder base that should ensure greater liquidity and therefore promote a broader level of interest in the equity of the Enlarged Group.

A broad range of potential first-in-class and innovative products

The principal therapeutic areas of focus for the Enlarged Group will be cancer, infectious diseases and addiction, with both companies combining their expertise in the area of cancer where each company has a number of exciting product opportunities. The Enlarged Group will have one of the largest clinical pipelines among public companies within the European biopharmaceutical sector, with four product candidates in Phase II and three in Phase I, and a further five in pre-clinical development. Of particular importance is the potential for the Enlarged Group to bring product candidates into Phase III registration clinical trials through the involvement of corporate partners for late stage development and commercialisation. Details of the Enlarged Group's product candidates are outlined below.

Strong drug discovery and development capabilities

The Xenova Directors and the Cantab Directors consider that the two companies have highly complementary research and development skill sets. Xenova has significant expertise in the discovery and clinical development of small molecule drug candidates and has capabilities in the areas of bioinformatics, medicinal chemistry and computer modelling. Cantab has strengths in the areas of virology, immunology and gene therapy. The Enlarged Group will therefore have an enhanced range of technologies with which to develop its current and future products. It will also benefit from important relationships established by both companies with leading academic centres and institutions in their respective fields (including Cambridge University and Brunel University), providing access to expertise, new intellectual property and new product opportunities.

Research and development for the Enlarged Group's programmes, with 163 employees involved in areas including research and development, medical activities, quality assurance, quality control and manufacturing, will be located within state-of-the-art facilities in Slough and Cambridge.

Corporate partnerships

The Enlarged Group intends to continue the corporate collaborations of each of Xenova and Cantab with their existing partners, Celltech, Eli Lilly, GlaxoSmithKline and Pfizer. The Xenova Directors and the Cantab Directors expect that the Enlarged Group has the potential to enter into additional partnerships for the further development and commercialisation of products that each company is currently developing.

Financial position

Xenova and Cantab on a combined basis had cash and liquid investments of £27.5 million as at 31 December 2000 (before taking into account any merger costs), as extracted from the unaudited pro forma statement of net assets of the Enlarged Group in Part IV of this document. In addition, Cantab received £5.75 million in January 2001 from GlaxoSmithKline arising from the regulatory requirement by the US Federal Trade Commission for GlaxoSmithKline to return the prophylactic rights to the DISC-PRO programme following the merger of GlaxoWellcome plc with SmithKline Beecham plc. The financial position of the Enlarged Group may also benefit during 2001 from the exercise of the Xenova Warrants (exercisable at 85 pence per Xenova Share) which, if fully exercised, would raise additional funds of £9.8 million during the period to 31 October 2001. It may also benefit from any upfront payments from the licensing of existing programmes. There can, however, be no guarantee that the Enlarged Group will not need to raise funds in the future.

As an additional benefit of the Merger, the Xenova Directors and the Cantab Directors anticipate cost efficiencies by eliminating duplication from the combined infrastructure.

The Xenova Directors and the Proposed Directors consider that the Merger will be accounted for as an acquisition under the requirements of the relevant accounting standards. Accordingly, the results of Cantab will be consolidated with effect from the date that the Merger Offer becomes or is declared unconditional in all respects. Furthermore, the results of the Enlarged Group will be affected by the amortisation of goodwill arising on the Merger.

Enlarged Group's products

The Enlarged Group will focus on the therapeutic areas of cancer, infectious diseases and addiction. The principal clinical development programmes, including those expected to enter into clinical trials during 2001, in each of these therapeutic areas are described below:

Cancer

- **XR9576** (P-gp MDR inhibitor) is potentially a first-in-class drug to combat multi-drug resistance in cancer. The Xenova Directors expect that a corporate partnership agreement to fund Phase III clinical trials as well as the marketing of this product will be entered into during 2001.
- **TA-HPV** (Vaccinia vector HPV16/18 vaccine) is an immunotherapeutic vaccine, consisting of a live recombinant vaccinia virus, designed to prevent the recurrence of cervical cancer. This vaccine is currently in Phase II clinical trials.
- **TA-CIN** (HPV16 fusion protein vaccine) is a recombinant fusion protein, derived from the HPV16 protein, designed as a treatment for women with cervical dysplasia. Phase I clinical trials have been completed.
- **DISC-GMCSF** (DISC vectored GMCSF immunotherapeutic) is an immunotherapeutic vaccine comprising a DISC-HSV vector expressing human GMCSF. It is designed as a treatment for a broad range of solid tumours and is currently in Phase I clinical trials.
- **XR 11576** (Dual topoisomerase I/II inhibitor) a second generation intravenous and oral cytotoxic drug candidate and **XR5944** (Dual topoisomerase I/II inhibitor), a second generation intravenous drug candidate, one of which is expected to enter Phase I/II clinical trials during 2001. This replaces the first generation candidate, XR5000, which failed to demonstrate competitive efficacy in an initial Phase II clinical trial. No further work on XR5000 is planned.

Infectious Diseases

- **TA-HSV** (Herpes simplex therapeutic vaccine) is a vaccine designed for the treatment of recurrent genital herpes and is in Phase II clinical trials with partner GlaxoSmithKline.
- **DISC-PRO** (Herpes simplex prophylactic vaccine) is a prophylactic vaccine designed to prevent genital and oro-labial herpes. Phase I clinical trials are complete and preparations are under way for a clinical immunogenicity study and Phase III registration studies for which the Xenova Directors and the Proposed Directors intend to identify a corporate partner.

Addiction

- **TA-CD** (Cocaine conjugate vaccine) is a vaccine for the treatment of cocaine addiction for which a Phase IIa clinical trial, supported by NIDA, has been completed. Results from recently completed toxicology and clinical studies are due to be submitted to the FDA in the near future and a further Phase II study is expected to commence later in the current year.
- **TA-NIC** (Nicotine conjugate vaccine) is a vaccine designed as a treatment for nicotine dependence. Phase I clinical trials are scheduled to begin in 2001.

Other programmes

The Enlarged Group will also have a strong pipeline of earlier stage product programmes and technologies to progress to clinical development or with which to form corporate partnerships. These include:

- **OX40/OX40L** – a platform for creation of multiple product candidates targeting cancer and autoimmune disease. A partnership has already been established with Celltech to develop an antibody-based product against OX40 for treatment of autoimmune disease.
- **DISC Vaccine technology** – applicable to multiple disease targets. A product candidate for prevention of bovine herpes (DISC BHV) is in development in partnership with Pfizer.

- **PAI-1 inhibitor technology** – a platform for the development of drugs targeting cancer and cardiovascular disease. Research in the cardiovascular area is being carried out in collaboration with Eli Lilly.
- **VP22 technology** – a novel technology for enhancing delivery of gene-based therapeutics, being developed under a joint venture, Phogen Limited, with Marie Curie Cancer Care.

Directors, management and employees

Following the Merger Offer becoming or being declared unconditional in all respects, the board of the parent company of the Enlarged Group will be:

Non-executives

John BH Jackson	*Non-executive Chairman*
Simon P Duffy*	*Non-executive Deputy Chairman*
Gerard H Fairtlough*	*Non-executive Director*
Peter L Gillett	*Non-executive Director*
Adrian L Harris	*Non-executive Director*
T Ronald Irwin	*Non-executive Director*
Howard S Wachtler	*Non-executive Director*

Executives

David A Oxlade	*Chief Executive Officer*
Nicholas L Hart*	*Commercial Director*
Daniel Abrams	*Chief Financial Officer*
Stephen C Inglis*	*Research Director*
Michael Moore	*Chief Scientific Officer*
John St Clair Roberts*	*Medical Director*
John Waterfall	*Development Director*

**Proposed Directors who will join the Xenova Board from Cantab upon the Merger Offer becoming or being declared unconditional in all respects. Details of the Proposed Directors' remuneration arrangements are set out in paragraphs 8(3) and 8(6) of Part V of this document.*

Upon the Merger Offer becoming or being declared unconditional in all respects, Paul Bevan will resign as a non-executive director from the Xenova Board and Jeremy Curnock Cook and Michael Redmond will resign as non-executive directors from the Cantab Board.

Employees

The Xenova Board and the Proposed Directors have confirmed that the existing employment rights, including the pension rights, of all management and employees of Cantab will be fully safeguarded following completion of the Merger.

Information on Xenova, its activities and current trading

Xenova is a biopharmaceutical company based in Slough with approximately 60 employees, specialising in the discovery and development of novel drugs in which it creates and retains ownership of the intellectual property.

Xenova's key area of focus is the development of novel cancer drugs that address clear unmet clinical needs and offer attractive commercial opportunities. Xenova currently has one key product candidate in clinical development, which is designed to address the problems of multi-drug resistance in cancer. Xenova is currently in discussions with a number of potential corporate partners with the intention of funding the product candidate through Phase III clinical trials and into sales and marketing. Xenova has a further five products at the preclinical and research stages involving cancer projects targeting MRP-related multi-drug resistance, topoisomerase inhibitors, telomerase and PAI-1, as well as a drug development agreement with Eli Lilly, based on small molecule inhibitors of PAI-1, to develop novel antithrombotic drugs for chronic use. Xenova has a total of 54 granted patents and a further 100 individual patent applications.

Xenova has the ability to access new targets for drug screening and lead identification research through collaborations with various academic research centres and by utilising its own diverse synthetic small molecule library.

Xenova seeks to commercialise its development products through partnering with major pharmaceutical companies. It considers the optimal timing for partnering on a project by project basis following an assessment of the scientific and commercial risks and returns for each individual project. However, in general, a licensing partner will be sought to assist with the Phase III trials and to take on the marketing and distribution.

Xenova is about to move into new, state-of-the-art premises in Slough, which will replace its existing premises at 240 Bath Road. This is expected to occur by June 2001.

For the year ended 31 December 2000, Xenova incurred a loss on ordinary activities before taxation and R&D tax credits of £10.0 million (1999: £10.1 million) and as at that date had net assets of £11.9 million (1999: £11.6 million) and cash and liquid investments of £12.2 million (1999: £10.1 million).

Xenova announced its unaudited preliminary statement of results for the year ended 31 December 2000 on 19 February 2001. The full text of that announcement is set out in section B of Part II of this document. Since that date, the Xenova Directors consider that Xenova has operated in line with expectations.

Information on Cantab, its activities and current trading

Cantab is a biotechnology company based in Cambridge with over 130 employees, focused on the development of novel human biopharmaceuticals using its innovative expertise in vaccines, immunotherapy and gene delivery.

Cantab currently has six products in clinical development and a further seven at the preclinical and research stages. These products fall into the categories of vaccines (prophylactic and therapeutic), immunotherapeutics and gene therapeutics. Cantab's product portfolio addresses areas of high unmet clinical need and significant commercial potential, such as infectious disease, cancer and drug addiction. In addition, Cantab has developed novel proprietary platform technologies for vaccine construction and gene therapy and, through Phogen Limited, its joint venture with Marie Curie Cancer Care, for enhanced gene and drug delivery. This product and technology pipeline is supported by a strong intellectual property portfolio with 66 patents granted and a further 134 individual patent applications.

Cantab also operates a pilot plant for the manufacture of clinical grade material that has capacity available for contract manufacturing for other biotechnology companies without such facilities.

For the year ended 31 December 2000, Cantab incurred a loss on ordinary activities before taxation and R&D tax credits of £5.1 million (1999: £8.7 million) and as at that date had net assets of £28.4 million (1999: £31.7 million) and cash and liquid investments of £15.3 million (1999: £26.1 million).

Cantab announced its unaudited preliminary statement of results for the year ended 31 December 2000 on 19 February 2001. The full text of that announcement is set out in section B of Part III of this document. Since that date, the Cantab Directors consider that Cantab has operated in line with expectations.

Patent Protection

Xenova

The Xenova Group works closely with its patent agents to maximise patent protection for its research and development product portfolio. Whenever Xenova believes that novel technical developments have been made, patent protection is considered immediately. The Xenova Group's general strategy with respect to patent applications is to file a priority application in the United Kingdom which forms the basis for subsequent patent applications filed in other jurisdictions where protection of the potential market for the product is considered appropriate.

The Xenova Group is the proprietor of a total of 18 families of patent applications and patents in various jurisdictions around the world. Of these, 7 families are considered to be of fundamental importance to the Xenova Group's proprietary projects.

XR9576 is protected by a family of patent applications in a number of territories, deriving from an international patent application (PA34) in 26 jurisdictions, with patents granted in the UK and South Africa, which claims novel compounds, a process for producing the compounds, pharmaceutical compositions containing them and their use as modulators of MDR.

The XR5942 series of compounds is protected by a family of 26 patent applications (PA30) with patents granted in territories including the US, UK, South Africa and Australia, which represents a class of second generation topoisomerase inhibitors. The XR11576 series of compounds, which represents a class as next generation joint topoisomerase I and II inhibitors, is protected by a priority application in the United Kingdom.

The XR334 series of compounds is protected by 4 families of patents and patent applications in the field of thrombosis. The first family (PA12) relates to the compounds' novel use as PAI-1 inhibitors. The applications have been granted in certain territories including the US. The second family of patent applications (PA14) relates to novel compounds, a process for producing the compounds and pharmaceutical compositions containing them. The third family of patent applications (PA15) relates to a selected group of compounds, a process for producing them and pharmaceutical compositions containing them as well as their use as PAI-1 inhibitors. The final family of patent applications (PA18) relates to novel compounds, a process for producing the compounds, pharmaceutical compositions containing them and their use as inhibitors of PAI-1. These applications have been granted in certain territories including the US and Japan.

Cantab

The Cantab Group protects its technology, through its internal intellectual property department and through its external patent attorneys in the United Kingdom and overseas. Cantab's policy is to take steps to protect its own technology by patenting where such protection is considered appropriate, and also to protect the technology of its collaborators in cases where Cantab and the collaborators have concluded or are negotiating arrangements for licensing with Cantab.

In Cantab's patent portfolio there are 40 patent families which Cantab either owns or co-owns or in which it otherwise has a licensee interest. Of these, 10 patent families are considered to be of fundamental importance to Cantab's interests.

One such patent family relates to genetically disabled herpesvirus vaccines, including TA-HSV under development for therapeutic immunisation by GlaxoSmithKline, DISC-PRO to be developed for prophylactic indications, and the veterinary herpesvirus vaccines under development by Pfizer. This family is represented, *inter alia,* by granted European patent EP 0 550 553, and by granted US patents 5,665,362 and 5,837,261. (Cantab is currently defending an interference proceeding in relation to these US patents, further details of which can be found at paragraph 10(2) of Part V of this document.)

Two further patent families (one licensed from Cancer Research Campaign Technology Ltd) concern papillomavirus subunit vaccines, including TA-CIN. These families are represented, *inter alia,* by granted European patent EP 0592 480 (CRCT) and granted US patents 5,955,087 and 6,123,948 (Cantab).

One further patent family concerns genetically disabled herpesvirus vectors carrying for example a cytokine gene. This family is represented, *inter alia,* by published PCT application WO 96/26267, and a US notice of allowance of patent claims covering uses of Cantab's DISC-GMCSF has recently been received, so that issue of a US patent is expected shortly.

Two patent families (licensed from Stanford University) concern the immune-system proteins OX40 and OX40L. These families are represented, *inter alia,* by granted US patent 5,821,332 (Stanford et al), and by published PCT application WO 95/21915 (for which corresponding US patent claims have been indicated as allowable and a notice of allowance is expected).

Three main patent families concern VP22 (transport-protein) technology (where Cantab holds a licence via Phogen Limited, the Cantab and Marie Curie Cancer Care joint-venture company, *inter alia,* for vaccine applications, in some cases under a head-licence from Marie Curie Cancer Care). These patent families are represented, *inter alia,* by published PCT applications WO 97/05265, WO 98/32866, and WO 98/42742, and granted US patent 6,017,735.

Two patent families (applied for or granted to ImmuLogic, and assigned or under assignment to Cantab) concern conjugate vaccines for use in treatments against addiction to nicotine and cocaine. These are represented, *inter alia,* by granted US patents US 5,876,727, US 5,773,003, US 5,840,307, US 5,760,184, and US 6,054,127, and published PCT applications WO 96/30049 and WO 98/14216.

Prospects of the Enlarged Group

Following the positive results of the Phase IIa clinical trials of the cancer drug candidate XR9576, Xenova is currently in discussions with potential corporate partners. The Xenova Directors expect to enter into a licensing agreement with a corporate partner during 2001 to fund Phase III clinical trials and to market and distribute the product.

Furthermore, the Xenova Directors and the Proposed Directors expect the Enlarged Group to enter two further programmes into clinical trials by the end of 2001 and to secure at least one further corporate partnership (in addition to a licensing agreement for XR9576) to support the funding of the Enlarged Group's expanded portfolio.

The Xenova Directors and the Cantab Directors believe that the expanded product pipeline and broader technology platform of the Enlarged Group will increase the chances of successfully bringing new products to market and reduce the overall risk profile, thereby increasing the potential to unlock inherent values within Xenova and Cantab.

Following completion of the Merger, a new name for the Enlarged Group may be sought to reflect the coming together of the two companies. Shareholders of the Enlarged Group will be sent further details at the appropriate time.

Settlement, listing and dealings

Application has been made for the New Xenova Shares to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission to listing of those securities will become effective and dealings, for normal settlement, on the London Stock Exchange will commence on the first business day following the day on which the Merger Offer becomes or is declared unconditional in all respects (save only for admission of the New Xenova Shares to the Official List becoming effective).

Fractions of New Xenova Shares will not be allotted or issued to persons accepting the Merger Offer and such entitlements to the New Xenova Shares under the Merger Offer will be rounded down to the nearest whole number of New Xenova Shares. Fractional entitlements to New Xenova Shares will be aggregated and sold in the market and the proceeds will be retained for the benefit of the Enlarged Group.

After the Merger Offer becomes or is declared unconditional in all respects, Xenova intends to procure the making of an application by Cantab for the removal of the Cantab Shares from the Official List. It is anticipated that such delisting will take effect no earlier than 20 business days after the Merger Offer becomes unconditional in all respects.

If Xenova receives acceptances under the Merger Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Cantab Shares to which the Merger Offer relates, Xenova will exercise its rights pursuant to the provisions of sections 428 to 430F of the Act to acquire compulsorily the remaining Cantab Shares to which the Merger Offer relates.

Subject to the Merger Offer becoming or being declared unconditional in all respects, settlement of the consideration to which any Cantab Shareholder is entitled under the Merger Offer will be effected (i) in the case of acceptances of the Merger Offer received, complete in all respects, by the date on which the Merger Offer becomes or is declared unconditional in all respects, within 14 days of such date, or (ii) in the case of acceptances of the Merger Offer received, complete in all respects, after the date on which the Merger Offer becomes or is declared unconditional in all respects but while it remains open for acceptances, within 14 days of such receipt.

Where an acceptance relates to Cantab Shares held in CREST (that is, in uncertificated form) the New Xenova Shares to which the accepting Cantab Shareholder is entitled will be issued to such shareholder in uncertificated form within the CREST system (unless Xenova decides otherwise).

Where an acceptance relates to Cantab Shares in certificated form, the New Xenova Shares to which the accepting Cantab Shareholder is entitled will be issued in certificated form. Definitive certificates for the New Xenova Shares will be despatched by first-class post (or by such other method as may be approved by the Panel).

In relation to New Xenova Shares issued in certificated form, temporary documents of title will not be issued. Pending the despatch by post of definitive certificates for such New Xenova Shares in accordance with the terms of the Merger Offer, transfers will be certified against the register.

Further information

Your attention is drawn to the remaining parts of this document that contain further information on Xenova, Cantab and the listing of the New Xenova Shares.

The summary financial information set out above is extracted from the financial information and the pro forma information on the Enlarged Group, set out in Parts II, III and IV of this document. Shareholders should read the whole of this document and not rely solely on summary information.

PART II

SECTION A: FINANCIAL INFORMATION ON THE XENOVA GROUP

Basis of financial information

The financial information set out below has been extracted without material adjustment from the published audited financial statements of Xenova for the three financial years ended 31 December 1997, 1998 and 1999.

The financial information concerning Xenova does not constitute statutory accounts within the meaning of section 240 of the Act. Copies of the statutory accounts for each of the three years ended 31 December 1999 have been delivered to the Registrar of Companies in England and Wales.

The accounts of Xenova in respect of the year ended 31 December 1999 were audited by PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, of Harman House, 1 George Street, Uxbridge, UB8 1QQ. The accounts of Xenova in respect of the year ended 31 December 1998 were audited by PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, Thames Court, 1 Victoria Street, Windsor, SL4 1HB. The accounts of Xenova in respect of the year ended 31 December 1997 were audited by Price Waterhouse, Chartered Accountants and Registered Auditors, Thames Court, 1 Victoria Street, Windsor, SL4 1HB. The auditors' report on each of these accounts was unqualified within the meaning of section 235 of the Act and did not contain a statement under section 237(2) or (3) of the Act.

(a) **Consolidated profit and loss accounts for the three years ended 31 December 1999**

	Notes	*1999 £'000*	*1998 £'000*	*1997 £'000*
Turnover				
Continuing operations		383	4,865	1,092
Discontinued operations		2,310	–	–
	2	2,693	4,865	1,092
Operating expenses				
Research and development:				
Continuing operations		7,793	16,383	12,976
Discontinued operations		3,501	–	–
		11,294	16,383	12,976
Administrative expenses:				
Continuing operations		2,002	3,118	2,919
Discontinued operations		323	–	–
		2,325	3,118	2,919
Total operating expenses	3	13,619	19,501	15,895
Operating loss				
Continuing operations		(9,412)	(14,636)	(14,803)
Discontinued operations		(1,514)	–	–
		(10,926)	(14,636)	(14,803)
Profit of sale of businesses – discontinued operations	21, 22	271	–	–
Loss on ordinary activities before interest		(10,655)	(14,636)	(14,803)
Interest receivable		576	769	1,390
Interest payable	5	(35)	(76)	(22)
Loss on ordinary activities before and after taxation		(10,114)	(13,943)	(13,435)
Minority interest		–	–	118
Loss retained and attributable to members of Xenova Group plc	20	(10,114)	(13,943)	(13,317)
Loss per share (basic and diluted)	24	(22p)	(49p)	(57p)
Shares used in computing net loss per share (in thousands)		46,870	28,548	23,342

A statement of movements in reserves is shown in Note 20.

(b) **Statements of total recognised gains and losses for the three years ended 31 December 1999**

	Notes	*1999* *£'000*	*1998* *£'000*	*1997* *£'000*
Loss attributable to members of Xenova Group plc		(10,114)	(13,943)	(13,317)
Unrealised profit on sale of business	21	2,167	–	–
Translation difference in respect of overseas subsidiary undertaking		7	(4)	5
Total recognised gains and losses in the year attributable to members of Xenova Group plc		(7,940)	(13,947)	(13,312)

(c) **Consolidated balance sheets as at 31 December 1999, 1998 and 1997**

	Notes	*1999* *£'000*	*1998* *£'000*	*1997* *£'000*
Fixed assets				
Tangible fixed assets	7	328	3,636	2,158
Investments	8	1,500	–	–
		1,828	3,636	2,158
Current assets				
Debtors:				
due within one year	9	462	1,094	960
due after more than one year	9	1,500	–	–
		1,962	1,094	960
Investments	10	514	508	1,003
Cash at bank and in hand		9,567	10,884	14,158
		12,043	12,486	16,121
Creditors:				
amounts falling due within one year	11	(2,251)	(4,266)	(3,239)
Net current assets		9,792	8,220	12,882
Total assets less current liabilities		11,620	11,856	15,040
Creditors:				
amounts falling due after more than one year	12	–	(535)	(458)
Provisions for liabilities and charges	14	–	(140)	–
Total net assets		11,620	11,181	14,582
Capital and reserves				
Called-up share capital	18	5,463	4,300	2,340
Share premium	20	66,762	59,550	50,964
Other reserves	20	17,902	15,735	15,735
Profit and loss account deficit	20	(78,507)	(68,404)	(54,457)
Shareholders' funds – equity interests	20	11,620	11,181	14,582

(d) **Consolidated cash flow statements for the three years ended 31 December 1999**

	Notes	1999 £'000	1998 £'000	1997 £'000
Net cash outflow from operating activities	23	(11,101)	(12,597)	(13,709)
Returns on investments and servicing of finance				
Interest received		552	769	1,390
Interest element of finance lease rental payments		(35)	(76)	(22)
Net cash inflow from returns on investments and servicing of finance		517	693	1,368
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(102)	(2,203)	(1,093)
Proceeds on disposal of tangible fixed assets		220	5	–
Net cash inflow/(outflow) from capital expenditure and financial investment		118	(2,198)	(1,093)
Acquisitions and disposals				
Net cash received from businesses sold	21, 22	937	–	–
Management of liquid resources				
Purchase of investments		(1,035)	(1,507)	–
Sale of investments		1,029	2,002	–
		(6)	495	–
Net cash outflow before financing		(9,535)	(13,607)	(13,434)
Financing				
Issue of ordinary share capital net of expenses	23	8,375	10,546	920
Repurchase of shares by subsidiary undertaking	8	(2)	–	–
Capital element of finance lease rental payments		(159)	(212)	(128)
Net cash inflow from financing		8,214	10,334	792
Decrease in cash during the period	23	(1,321)	(3,273)	(12,642)

(e) **Reconciliation of net cash flow to movement in net funds**

	Notes	1999 £'000	1998 £'000	1997 £'000
Decrease in cash in the period		(1,321)	(3,273)	(12,642)
Capital element of finance lease payments		159	212	128
Change in liquid resources		6	(495)	–
Change in net funds resulting from cash flows		(1,156)	(3,556)	(12,514)
New finance leases		–	(418)	(647)
Disposal of finance leases in respect of discontinued operations		675	–	–
Translation difference		(19)	3	5
Change in net funds		(500)	(3,971)	(13,156)
Net funds at 1 January		10,581	14,552	27,708
Net funds at 31 December	23	10,081	10,581	14,552

(f) **Notes to the financial information**

1. ***Accounting policies***

Basis of preparation

The financial information is prepared under the historical cost convention and in accordance with applicable accounting standards.

Going concern

Xenova expects to absorb cash until products are commercialised. A substantial part of the Xenova Group's cash requirements is of an investment nature and is to a great extent discretionary. The Xenova Directors have a reasonable expectation that the Xenova Group has, or can reasonably expect to obtain, adequate cash resources in order to enable it to continue in operational existence for the foreseeable future, and have therefore prepared the financial statements on the going concern basis.

Basis of consolidation

The financial information includes the accounts of Xenova and its wholly-owned subsidiaries, Xenova Limited, Xenova UK Limited, Xenova Discovery Limited ("Discovery") and MetaXen Limited Liability Company ("MetaXen").

Revenue recognition

Revenues from collaborative research agreements are recognised in turnover in the period in which the work is carried out, unless the terms of the agreement make the income uncertain in which case the value of the work is not recognised until accepted by the collaborator. Amounts receivable but not recognised in the profit and loss account are included in creditors as deferred income. Amounts recognised in the profit and loss account but not yet receivable under the payment terms of the agreement are included in debtors as accrued income.

Government grants

Grants towards research and development expenditure are released to the profit and loss account as the related expenditure is incurred.

Research and development

Research and development expenditure, including the costs of establishing the microbial and plant collections, is charged to the profit and loss account as incurred.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost, less depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Short leasehold properties	– over life of the lease
Fixtures, fittings and equipment	– between 3 and 10 years.
Motor vehicles	– 4 years

Leasing and hire purchase commitments

Assets obtained under hire purchase contracts and leases which result in the transfer to the Xenova Group of substantially all the risks and rewards of ownership (finance leases) are capitalised as tangible fixed assets at cost and are depreciated in accordance with the above policy. Obligations under such agreements are included in creditors net of finance charges allocated to future periods. The finance element of the rental payments is charged to the profit and loss account over the period of the lease or hire purchase contract so as to produce a constant periodic rate of charge on the outstanding balance of the net obligations in each period.

Rentals paid under operating leases are charged against income on a straight-line basis over the lease term.

Foreign currency translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All exchange differences are taken to the profit and loss account.

The financial statements of overseas subsidiaries are translated using the net investment method: the assets and liabilities are translated at the closing exchange rate, and the profit and loss accounts are translated at an average rate for the year. Exchange differences arising on these translations are taken directly to reserves.

Financial instruments

The transaction cost of foreign exchange options held are recognised evenly over the term of the option.

Deferred taxation

Deferred taxation is provided in respect of timing differences to the extent that it is probable that such tax will become payable.

Pension costs

Contributions under Xenova's defined contribution pension scheme are charged to the profit and loss account as incurred.

Investments

Fixed asset investments are stated at cost less any provision for diminution in value. Current asset investments are stated at the lower of cost plus accrued interest and net realisable value.

2. *Turnover*

	1999 £'000	1998 £'000	1997 £'000
Turnover by geographical area of destination			
United Kingdom		11	66
North America		4,361	433
Rest of the World		493	593
		4,865	1,092
Continuing operations:			
United Kingdom	19		
North America	364		
	383		
Discontinued operations:			
North America	2,136		
Rest of the World	174		
	2,310		
	2,693		
Turnover by type			
Collaborative research agreements		4,756	951
Grants receivable		109	141
		4,865	1,092
Continuing operations:			
Collaborative research agreements	383		
Grants receivable	–		
	383		
Discontinued operations:			
Collaborative research agreements	2,310		
Grants receivable	–		
	2,310		
	2,693		

Xenova has entered into collaborative agreements and has earned substantially all of its revenues from the other parties to such agreements. The amounts received are non-refundable.

Total operations

	1998 Turnover £'000	1998 Loss before and after tax £'000	1998 Net assets £'000	1997 Turnover £'000	1997 Loss before and after tax £'000	1997 Net assets £'000
Turnover results and net assets by geographical area of origin						
UK	1,999	(11,947)	10,980	1,092	(10,864)	14,343
USA	2,866	(1,996)	201	–	(2,571)	239
	4,865	(13,943)	11,181	1,092	(13,345)	14,582
Total turnover, results and net assets by segments						
Therapeutics	1,156	(6,206)	(1,122)	205	(7,532)	(1,211)
Discovery	843	(5,608)	1,020	887	(4,036)	360
MetaXen	2,866	(1,885)	201	–	(2,598)	239
Unallocated costs	–	(937)	–	–	(637)	–
Net interest receivable	–	693	–	–	1,368	–
Non-operating assets	–	–	11,082	–	–	15,194
	4,865	(13,943)	11,181	1,092	(13,435)	14,582

Continuing operations

	1999 Turnover £'000	1999 Loss before and after tax £'000	1999 Net assets £'000
Turnover, results and net assets by geographical area of origin			
UK	383	(8,640)	11,520
USA	–	–	100
	383	(8,640)	11,620
Turnover, results and net assets by segment			
Therapeutics	383	(8,742)	(752)
Unallocated costs	–	(670)	–
Net interest receivable	–	772	–
Non operating assets	–	–	12,372
	383	(8,640)	11,620

Discontinued operations

	Turnover £'000	1999 Loss before and after tax £'000	Net assets £'000
Turnover, results and net assets by geographical area of origin			
UK	266	16	–
USA	2,044	(1,490)	–
	2,310	(1,474)	–
Turnover, results and net assets by segment			
Discovery	266	16	–
MetaXen	2,044	(1,259)	–
Net interest payable	–	(231)	–
	2,310	(1,474)	–
	2,693	(10,114)	11,620

The segmental analysis is based upon the Xenova Group's operating structure.

3. *Operating expenses*

	1999 £'000	1998 £'000	1997 £'000
Operating expenses by type			
Raw materials and consumables		1,151	1,142
Staff costs (note 4)		7,408	5,551
Depreciation		1,069	921
Other operating charges		9,873	8,281
		19,501	15,895
Continuing operations:			
Raw materials and consumables	279		
Staff costs (note 4)	2,974		
Depreciation	225		
Other operating charges	6,317		
	9,795		
Discontinued operations:			
Raw materials and consumables	188		
Staff costs (note 4)	1,614		
Depreciation	355		
Other operating charges	1,667		
	3,824		
	13,619		

	1999 £'000	1998 £'000	1997 £'000
Operating expenses include:			
Depreciation of owned assets	419	854	746
Depreciation of assets held under finance leases	161	215	175
Operating lease rentals - land and buildings	1,000	1,277	576
Operating lease rentals - other	86	205	57
Loss on disposals of fixed assets	83	60	–
Audit fees - Xenova Group	34	25	25

Fees paid to the auditors for non-audit services in the UK were £76,000 (1998: £106,000; 1997: £54,000).

4. Employees

Number of employees	*1999 Number*	*1998 Number*	*1997 Number*
The average number of persons (including Xenova Directors) employed by the Xenova Group during the year was:			
Research and development		133	120
Administration		22	18
		155	138
Continuing operations:			
The average number of persons (including Xenova Directors) employed by the Xenova Group during the year was:			
Research and development	39		
Administration	15		
	54		
Discontinued operations:			
The average number of persons (including Xenova Directors) employed by the Xenova Group during the year was:			
Research and development	25		
Administration	3		
	28		
	82		

The average number of employees in the UK was 62 (1998: 122; 1997: 124) and the average in the USA was 20 (1998: 33; 1997: 14).

Employment costs

	1999 £'000	1998 £'000	1997 £'000
Wages and salaries		6,220	4,846
Social security costs		688	477
Other pension costs (note 16)		500	228
		7,408	5,551
Continuing operations:			
Wages and salaries	2,488		
Social security costs	263		
Other pension costs (note 16)	223		
	2,974		
Discontinued operations:			
Wages and salaries	1,429		
Social security costs	164		
Other pension costs (note 16)	21		
	1,614		
	4,588		

Xenova Directors' emoluments

	1999 £'000	1998 £'000	1997 £'000
Aggregate emoluments of the Xenova Directors were as follows:			
Non-executive Directors:			
Fees	85	85	85
Executive Directors:			
Salaries	663	732	736
Benefits	57	59	64
Pension contributions	111	97	102
Performance-related incentive payments	142	160	157
Compensation for loss of office	181	543	107
	1,239	1,676	1,251

Of the non-executive directors' fees, nil (1998: nil; 1997: nil) relates to amounts payable to third parties.

The details of each Xenova Director's remuneration are given below:

Year ended 31 December 1999

	Fees £	*Salary* £	*Bonus* £	*Benefits* £	*Compensation for loss of office* £	*Total* £	*Pension contributions* £
Executive Directors							
D A Oxlade (e) (b)	–	191,500	57,500	16,822	–	265,822	41,794
D Abrams (c)	–	131,000	40,000	12,202	–	183,202	19,200
P Bevan (i)	–	57,514	–	8,363	141,106	206,983	7,767
M Moore	–	116,657	27,000	13,023	–	156,680	16,997
J Waterfall (j)	–	78,833	17,000	7,121	–	102,954	24,875
M J Ross (h)	–	87,474	–	–	40,373	127,847	–
Non-executive Directors							
J B H Jackson	40,000	–	–	–	–	40,000	–
L J Lavigne (f)	–	–	–	–	–	–	–
H S Wachtler	15,000	–	–	–	–	15,000	–
A L Harris	15,000	–	–	–	–	15,000	–
T R Irwin	15,000	–	–	–	–	15,000	–
	85,000	662,978	141,500	57,531	181,479	1,128,488	110,633

Year ended 31 December 1998

	Fees £	*Salary* £	*Bonus* £	*Benefits* £	*Compensation for loss of office* £	*Total* £	*Pension contributions* £
Executive Directors							
D A Oxlade (e) (b)	–	172,500	45,000	13,370	–	230,870	29,500
D Abrams (c)	–	125,000	30,000	11,300	–	166,300	23,438
P Bevan (i)	–	124,268	20,460	12,315	–	157,043	18,492
M Moore	–	106,628	17,594	9,087	–	133,309	15,867
M J Ross (h)	–	156,627	46,988	8,638	–	212,253	–
L J Nisbet (a) (d)	–	46,550	–	4,217	543,185	593,952	9,352
Non-executive Directors							
J B H Jackson	40,000	–	–	–	–	40,000	–
L J Lavigne (f)	–	–	–	–	–	–	–
H S Wachtler	15,000	–	–	–	–	15,000	–
A L Harris	15,000	–	–	–	–	15,000	–
T R Irwin	15,000	–	–	–	–	15,000	–
	85,000	731,573	160,042	58,927	543,185	1,578,727	96,649

Year ended 31 December 1997

	Fees £	*Salary* £	*Bonus* £	*Benefits* £	*Compensation for loss of office* £	*Total* £	*Pension contributions* £
Executive Directors							
L J Nisbet (a) (d)	–	166,250	39,900	13,772	–	219,922	37,406
P Bevan (i)	–	118,350	21,305	13,455	–	153,108	17,753
T M Twose (g)	–	85,000	–	8,793	107,055	200,840	12,750
M Moore	–	101,550	21,326	9,542	–	132,418	15,233
M J Ross (h)	–	140,625	47,813	7,636	–	196,074	–
D A Oxlade (e) (b)	–	93,165	24,863	8,374	–	126,402	13,975
D Abrams (c)	–	31,250	2,000	2,812	–	36,062	4,688
Non-executive Directors							
J B H Jackson	40,000	–	–	–	–	40,000	–
L J Lavigne (f)	–	–	–	–	–	–	–
H S Wachtler	15,000	–	–	–	–	15,000	–
A L Harris	15,000	–	–	–	–	15,000	–
T R Irwin	15,000	–	–	–	–	15,000	–
	85,000	736,190	157,205	64,384	107,055	1,149,834	101,805

(a) Highest paid director in 1997 and 1998.
(b) D A Oxlade was appointed to the Board on 2 June 1997.
(c) D Abrams was appointed to the Board on 13 October 1997.
(d) L J Nisbet ceased to be a director on 13 March 1998. The compensation for loss of office paid in 1998 of £543,185 included pension contributions of £250,312.
(e) Highest paid director in 1999.
(f) L J Lavigne waived his entitlement to fees of £15,000 (1998: £15,000; 1997: £15,000) in a voluntary agreement.
(g) T M Twose resigned on 31 December 1997.
(h) M J Ross ceased to be a director on 14 June 1999.
(i) P Bevan ceased to be an executive director and was appointed as a non-executive director on 31 May 1999. The compensation for loss of office paid in 1999 included pension contributions of £31,067.
(j) J Waterfall was appointed as an executive director on 24 May 1999.

The aggregate gain made by the Xenova Directors on the exercise of share options during the year was nil (1998: aggregate gain of £3,109; 1997: nil).

5. *Interest payable*

	1999	*1998*	*1997*
	£'000	*£'000*	*£'000*
On finance leases terminating within five years	35	76	22

6. *Taxation*

There is no charge for taxation for the year ended 31 December 1999 (1998: nil; 1997 nil). The Xenova Group has UK tax losses of approximately £50.1 million (31 December 1998: £58.2 million; 31 December 1997: £47.2 million) available for carry forward against future profits. Of these tax losses approximately £12.6 million have yet to be agreed with the Inland Revenue.

No provision for deferred taxation is required at 31 December 1999 (1998: nil; 1997: nil) and there is no potential unprovided deferred tax liability at that date (note 15).

7. *Tangible fixed assets*

	Short leasehold property £'000	*Fixtures, fittings and equipment* £'000	*Motor vehicles* £'000	*Total* £'000
Cost				
At 1 January 1997	765	5,155	35	5,955
Additions	9	1,728	–	1,737
Disposals	–	(109)	–	(109)
Foreign exchange	–	–	–	–
At 1 January 1998	774	6,774	35	7,583
Additions	67	2,554	–	2,621
Disposals	–	(305)	(35)	(340)
Foreign exchange	–	(15)	–	(15)
At 1 January 1999	841	9,008	–	9,849
Additions	4	98	–	102
Disposals	(381)	(7,027)	–	(7,408)
Foreign exchange	–	61	–	61
At 31 December 1999	464	2,140	–	2,604
Depreciation				
At 1 January 1997	626	3,956	31	4,613
Charge for the year	81	836	4	921
Disposals	–	(109)	–	(109)
Foreign exchange	–	–	–	–
At 1 January 1998	707	4,683	35	5,425
Charge for the year	27	1,042	–	1,069
Disposals	–	(240)	(35)	(275)
Foreign exchange	–	(6)	–	(6)
At 1 January 1999	734	5,479	–	6,213
Charge for the year	12	568	–	580
Disposals	(346)	(4,179)	–	(4,525)
Foreign exchange	–	8	–	8
At 31 December 1999	400	1,876	–	2,276
Net book value				
At 31 December 1999	64	264	–	328
At 31 December 1998	107	3,529	–	3,636
At 31 December 1997	67	2,091	–	2,158

There were no assets held under finance leases at 31 December 1999. At 31 December 1998, the net book value of assets held under finance leases was £813,000 (1997: £610,000). Depreciation of assets held under finance leases during the year was £161,000 (1998: £215,000; 1997: 175,000).

	1999 £'000	*1998* £'000	*1997* £'000
Capital commitments			
Contracted but not provided for at 31 December	69	14	382

8. *Investments in subsidiaries*

	1999 *£'000*	*1998* *£'000*	*1997* *£'000*
Cost			
At 1 January	–	–	–
Acquired in year (note 21)	1,500	–	–
At 31 December	1,500	–	–
Provision			
At 1 January	–	–	–
Charged in year	–	–	–
At 31 December	–	–	–
Net book value at 31 December	1,500	–	–

Subsidiary undertakings	*Country (state) of registration of incorporation*		*Class of share*	*Holding*
Held directly				
Xenova Limited	England and Wales		Ordinary	100%
Xenova Discovery Limited	England and Wales		Ordinary	100%
Xenova UK Limited	England and Wales	Holding company	Ordinary	100%
Held indirectly				
MetaXen LLC	United States of America (Delaware)		Class A preferred	100%

The above subsidiaries, all of which are consolidated, operate principally in their country of incorporation. Xenova Limited, Xenova Discovery Limited and MetaXen LLC are engaged in pharmaceutical research and development.

In the company's accounts, the value of the investment in Xenova Limited is stated at the nominal value of the shares issued to acquire its entire issued share capital, £522,000 (1998: £522,000; 1997: £522,000). The value of the investment in Xenova UK Limited is stated at cost, £2 (1998: £2; 1997: £2). The value of the investment in Xenova Discovery Limited is stated at cost less provisions for diminution, giving a net value of nil (1998: nil, 1997: stated at cost £16,000,000).

Shares in MetaXen are held by Xenova UK Limited. At 1 January 1999 MetaXen had outstanding 120,000 Class B shares which carried voting rights and 345,000 Class C shares, which were non-voting. These shares were held exclusively by MetaXen employees. During the year MetaXen repurchased all of these shares for a consideration of £2,000. At 31 December 1999 Xenova UK Limited held 100% (1998: 93.6%; 1997: 93.6%) of the remaining voting shares.

9. *Debtors*

	1999 *£'000*	*1998* *£'000*	*1997* *£'000*
Due within one year			
Other debtors	98	633	520
Prepayments and accrued income	364	461	440
	462	1,094	960
Due after more than one year			
Loan note (note 21)	1,500	–	–

10. Investments

	1999 *£'000*	*1998* *£'000*	*1997* *£'000*
Investments	514	508	1,003

Investments comprise marketable securities. The market value of the investments held at 31 December 1999 was £514,000 (1998: £516,000; 1997: £1,010,000).

11. Creditors: amounts falling due within one year

	1999 *£'000*	*1998* *£'000*	*1997* *£'000*
Trade creditors	599	1,375	1,099
Taxation and social security	108	188	140
Other creditors	17	12	1
Accruals	1,527	1,969	1,802
Deferred income	–	446	46
Obligations under finance leases (note 13)	–	276	151
	2,251	4,266	3,239

12. Creditors: amounts falling due after more than one year

	1999 *£'000*	*1998* *£'000*	*1997* *£'000*
Obligations under finance leases (note 13)	–	535	458

13. Xenova Group finance and operating leases

	1999 *£'000*	*1998* *£'000*	*1997* *£'000*
Obligations under finance leases			
The net obligation under finance leases is repayable as follows:			
Within one year	–	276	151
Within two and five years	–	535	458
	–	811	609

The Xenova Group had commitments to make annual payments under non-cancellable operating leases which expire as follows:

	Short leasehold property 1999 £'000	*Other 1999 £'000*	*Short leasehold property 1998 £'000*	*Other 1998 £'000*	*Short leasehold property 1997 £'000*	*Other 1997 £'000*
Obligations under operating leases						
Within one year	220	12	–	11	229	11
Within two and five years	–	56	568	215	478	70
After five years	–	–	1,295	–	869	–
	220	68	1,863	226	1,576	81

14. Provisions for liabilities and charges

	1999 £'000	*1998 £'000*	*1997 £'000*
Provision for vacant leasehold property rental			
At 1 January	140	–	–
(Utilised)/charged in year	(140)	140	–
At 31 December	–	140	–

15. Deferred tax

Due to the availability of taxation losses no provision has been made for deferred tax. Unrecognised deferred tax assets are as follows:

	1999 £'000	*1998 £'000*	*1997 £'000*
Depreciation in advance of capital allowances	452	1,363	1,224
Timing differences	–	34	38
Trading losses	15,017	18,041	15,564
	15,469	19,438	16,826

16. Pensions

The UK companies operate a defined contribution fully insured pension scheme for their employees. Contributions for the year ended 31 December 1999 amounted to £244,000 (31 December 1998: £500,000, 31 December 1997: £228,000) of which £223,000 related to continuing operations and £21,000 related to discontinued operations.

17. Financial instruments

The Xenova Group uses the services of a discretionary professional fund manager to invest funds on deposit and in money market instruments. All transactions are governed by Xenova's investment policy which is regularly reviewed by the Audit Committee. Decisions on the level of risk undertaken are confirmed to the board of Xenova which has established limits by transaction type and counterparty. No transactions are of a speculative nature. Short term debtors and creditors have been excluded from all the currency disclosures below.

Financial assets and liabilities

The Xenova Group has the following financial assets and liabilities in addition to short term debtors and creditors.

Debtors due after more than one year

As part consideration for the disposal of certain assets of Xenova Discovery Limited on 8 April 1999 the Xenova Group received an interest bearing convertible loan note of £1.5 million. The loan note carries interest at 1% above LIBOR and is convertible into TerraGen Diversity Inc. shares at the option of either party after 24 months or automatically after 36 months.

Cash at bank and short term investments

The Xenova Group uses a discretionary professional fund manager to invest funds on deposit and in money market instruments. At 31 December 1999 the Xenova Group held sterling denominated short term investments of £514,000 earning weighted average interest of 6.34%. The Xenova Group held cash at bank of £9,567,000 which earned interest at a weighted average rate of 5.18%. All cash and short term investments have maturity dates within three months of 31 December 1999.

The cash and short term investments are split between fixed and floating instruments as below:

	Fixed 1999 £'000	*Floating 1999 £'000*	*Fixed 1998 £'000*	*Floating 1998 £'000*
Short term investments	514	–	508	–
Cash at bank	6,806	2,761	10,533	351

Financial liabilities

The Xenova Group has no financial liabilities other than short term creditors. Those liabilities are interest free. In 1998 the Xenova Group had short term creditors, long term creditors in respect of financial leases (£535,000) and a vacant property provision (£140,000).

Currency exposures

Substantially all transactions entered into by the UK business were denominated in sterling and prior to its disposal all significant transactions entered into by MetaXen were denominated in US dollars, its functional currency.

The table below shows the extent to which Xenova Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on the retranslation of these assets and liabilities are taken to the profit and loss account of the group companies and the Xenova Group.

	US Dollars £'000	*Other £'000*	*Total £'000*
At 31 December 1999			
Functional currency: Sterling	(13)	(50)	(63)
At 31 December 1998			
Functional currency: Sterling	1,089	–	1,089

At 31 December 1997 the Xenova Group had US dollar currency options amounting to £1,201,000 exercisable up to 7 July 1998.

Fair value of financial assets and liabilities

For all financial instruments the book values and fair values as at 31 December 1999 were not materially different.

18. Share capital

	1999 Number	1999 £'000	1998 Number	1998 £'000	1997 Number	1997 £'000
Authorised						
Ordinary shares of 10p each	70,000,000	7,000	70,000,000	7,000	40,000,000	4,000
Allotted, called-up and fully paid						
Ordinary shares of 10p each	54,627,506	5,463	43,000,764	4,300	23,403,928	2,340

On 30 June 1999 Xenova raised gross funds of £1,827,532 (£1,774,391 net) by way of a Placing with institutional shareholders of 2,150,038 ordinary shares at 85p per share. During the year Xenova raised gross funds of £6,633,686 (£6,600,241 net) for 9,476,694 ordinary shares which were issued through the exercise of warrants (note 19).

In October 1998 the Xenova Group raised gross funds of £10,511,000 (£9,541,000 net) by way of a fully under-written placing and open offer. The placing and open offer was effected by way of an issued of 9,555,725 units, each unit comprising two new Ordinary shares and one warrant at 110p per unit.

On 19 March 1998 (26 March 1997), Xenova issued 478,584 (268,457) Ordinary Shares to Warner Lambert at a price of 208.9p (372.5p) per share, pursuant to a collaborative agreement for the QTC™ project. This price was based on the average of the closing prices for Xenova's shares on the 10 business days immediately prior to the date of issue.

19. Share options and warrants

Xenova share options

Share options are offered to all employees to provide further incentives for them to contribute to the success of the Xenova Group. The Xenova Group has three established share option schemes, the Xenova Limited 1988 Share Option Scheme, the Xenova Group 1992 Share Option Scheme and the Xenova Group 1996 Share Option Scheme. Options granted during 1999 were issued under the Xenova Group 1996 Scheme. This 1996 Share Option Scheme consists of an Inland Revenue approved part with a three year vesting period for options up to the value of £30,000, a further three year vesting part for options up to the value of four times relevant emoluments, and a "super-option" part with a five year vesting period which can accommodate options between the value of four times and eight times relevant emoluments. The scheme is subject to performance criteria determined by the Remuneration Committee.

Deferred share bonus plan

At the Annual General Meeting in 1999, the Xenova Deferred Share Bonus Plan was approved by shareholders. The scheme allows participants to purchase shares with their annual bonus against which Xenova may award options to acquire further shares at nominal value no sooner than the third anniversary of the award date. Performance conditions are in place based on share price performance which determines what proportion of the award shall be exercisable.

A charge to the profit and loss account of £6,000 has been made in the year in respect of future share award costs. In making this charge it has been assumed that the maximum performance criteria will be met.

In any ten year period not more than 10% of the equity capital of Xenova may be allocated under all of the share option schemes, of which not more than 5% of the equity capital of Xenova may be allocated under the 1996 Scheme, other than by way of super options.

At 31 December 1999, 2,573,087 options to subscribe for ordinary shares of Xenova were outstanding, as follows:

Number	*Exercise price per share*	*Exercise period*
8,580	244 pence	6 December 1992 - 23 October 2000
100,511	436 pence	22 August 1994 - 11 September 2001
71,417	584 pence	1 March 1993 - 25 November 2002
20,507	650 pence	31 March 1994 - 1 May 2003
34,894	674 pence	18 September 1996 - 18 September 2003
2,500	812 pence	28 February 1997 - 28 February 2004
79,694	335 pence	23 December 1997 - 23 December 2004
95,995	234 pence	1 January 1998 - 9 August 2005
291,900	272 pence	1 January 1998 - 4 October 2006
552,922	338 pence	14 March 1998 - 23 June 2007
20,000	175 pence	1 January 1998 - 17 June 2001
27,817	206 pence	6 October 1998 - 1 May 2001
200,000	208 pence	13 March 2001 - 13 March 2008
14,000	45 pence	18 November 2001 - 18 November 2008
210,000	32 pence	15 December 2001 - 15 December 2008
16,000	105 pence	5 May 2002 - 4 May 2009
100,000	117 pence	27 May 2002 - 26 May 2009
263,000	88 pence	17 August 2002 - 16 August 2009
60,218	10 pence	18 August 2002 - 17 August 2009
10,000	72 pence	17 November 2002 - 16 November 2009
288,000	87 pence	20 December 2002 - 19 December 2009
105,132	82 pence	1 September 2002 - 28 February 2009

At 31 December 1999 there were a further 897,826 shares available for grant under options.

Xenova share warrants

As part of the placing and open offer in October 1998 9,555,725 warrants over Ordinary Shares were issued. Each warrant entitled the holder to subscribe for one ordinary share at a price of 70p per share during the period from 31 March 1999 to 31 December 1999. At 31 December 1999 9,476,694 warrants had been exercised. The remaining 79,031 warrants were exercised in January 2000 in accordance with the trustee provisions of the placing and open offer.

MetaXen shares

At 31 December 1999 MetaXen had outstanding 120,000 Class B preferred non voting shares. These shares were previously held by MJ Ross but were transferred to Xenova UK Limited during the year for nominal consideration.

At 1 January 1999 MetaXen had issued 345,000 Class C non voting shares to employees of MetaXen. During the year 45,000 of these shares were repurchased by MetaXen and cancelled. The remaining 300,000 shares were transferred to Xenova UK Limited for nominal consideration.

MetaXen share options

All outstanding options over MetaXen common shares lapsed during the year at the time of the sale of assets to Exelixis.

MetaXen warrants

Warrants over MetaXen Class D preferred shares were cancelled during the year at the time of the sale of assets to Exelixis.

Warrants over MetaXen Class E preferred shares which are convertible into warrants over shares of Xenova Group plc under certain circumstances, were outstanding as follows:

Number	*Exercise price per share*	*Exercise period*
14,516	$7.25	5 November 2002 - 1 July 2007

The maximum number of shares in Xenova which may be issued is 14,516.

20. *Reconciliation of movements in shareholders' funds*

	Share capital £'000	Share premium account £'000	Other reserves £'000	Profit and loss account £'000	Total £'000
At 1 January 1997	2,314	50,070	15,735	(41,145)	26,974
Allotment of shares	26	894	–	–	920
Retained loss for the year	–	–	–	(13,317)	(13,317)
Exchange movement	–	–	–	5	5
At 1 January 1998	2,340	50,964	15,735	(54,457)	14,582
Allotment of shares	1,960	9,556	–	–	11,516
Expense on issue of shares	–	(970)	–	–	(970)
Retained loss for the year	–	–	–	(13,943)	(13,943)
Exchange movement	–	–	–	(4)	(4)
At 1 January 1999	4,300	59,550	15,735	(68,404)	11,181
Allotment of shares	1,163	7,299	–	–	8,462
Expense on issue of shares	–	(87)	–	–	(87)
Repurchase of shares by subsidiary (note 8)	–	–	–	(2)	(2)
Shares to be issued (note 19)	–	–	–	6	6
Retained loss for the year	–	–	–	(10,114)	(10,114)
Unrealised profit on sale of business	–	–	2,167	–	2,167
Exchange movement	–	–	–	7	7
At 31 December 1999	5,463	66,762	17,902	(78,507)	11,620

Other reserves includes £15,735,000 arising on the formation of Xenova.

21. *Xenova Discovery*

On 8 April 1999 Xenova completed the sale of substantially all the assets of its Discovery business to TerraGen Diversity Inc and TerraGen's wholly owned subsidiary TerraGen Discovery (UK) Limited. Under the terms of the agreement Xenova received £250,000 in April 1999 and received a further £750,000 in the period to December 1999. Xenova also acquired a 6% equity interest in TerraGen Diversity Inc. comprising one million Class B preferred shares valued at £1.5 million based upon the issued share price of C$3.75 per share. Xenova additionally received an interest bearing convertible loan note of £1.5 million. The loan note carries interest at 1% above LIBOR and is convertible to TerraGen equity at the option of either party after 24 months or automatically after 36 months.

	£'000
Sale of business comprises:	
Fixed assets	883
Debtors	76
Creditors: amounts due within one year	(126)
Net gain on disposal (realised and unrealised)	2,967
	3,800
Satisfied by:	
Cash	1,000
Loan note	1,500
Equity investment in purchaser	1,500
Disposal expenses	(200)
	3,800

Of the total net gain on disposal, £800,000 has been taken to the profit and loss account for the year and the unrealised element of £2,167,000 has been taken to the Statement of Total Recognised Gains and Losses.

22. MetaXen

In 1996 Xenova established a subsidiary, MetaXen, a limited liability company incorporated in Delaware, United States of America. Xenova invested $700,000 in 280,000 class A shares and MJ Ross invested $300,000 in 120,000 class B shares. The class A and class B shares have equal voting rights and MJ Ross is the minority shareholder in MetaXen. In 1997 Xenova subscribed for a further 1,485,714 class A shares for cash consideration of $4 million.

Upon the attainment of certain milestone targets by MetaXen, MJ Ross had the right to require Xenova to purchase his minority interest and Xenova had the right to purchase the minority interest. The consideration for the acquisition of the minority interest by Xenova consisted of shares issued by Xenova. The number of shares issued by Xenova was dependent on the attainment of the milestone targets by MetaXen. The maximum number of Xenova shares which might have been issued in consideration of the acquisition of the minority B class shares was 120,000.

On 11 July 1999 Xenova completed the sale of substantially all the assets of MetaXen to Exelixis Pharmaceuticals, Inc. Under the terms of the agreement Xenova received $220,000 (£137,000). The disposal resulted in a loss of £529,000.

	£'000
Sale of business comprises:	
Fixed assets	1,697
Debtors	88
Creditors: amounts due in one year	(1,119)
Net loss on disposal	(529)
	137
Cash received	137

23. Cash flow statement

Reconciliation of operating loss to net cash outflow from operating activities

	1999 *£'000*	*1998* *£'000*	*1997* *£'000*
Operating loss	(10,926)	(14,636)	(14,803)
Depreciation	580	1,069	921
Net loss on disposal of tangible fixed assets	83	60	–
Provision for liabilities and charges	(140)	140	–
Decrease/(increase) in debtors	502	(135)	10
(Decrease)/increase in creditors	(1,206)	905	163
Charge for long term incentive scheme (note 19)	6	–	–
Net cash outflow from operating activities	(11,101)	(12,597)	(13,709)

The net cash outflow from operating activities from continuing operations was £9,251,000.

	Share capital and premium			Finance lease obligations		
	1999	*1998*	*1997*	*1999*	*1998*	*1997*
	£'000	*£'000*	*£'000*	*£'000*	*£'000*	*£'000*
Analysis of changes in financing						
At 1 January	63,850	53,304	52,384	811	609	90
Issue of share capital	8,462	11,516	1,000	–	–	–
Share issue expenses	(87)	(970)	(80)	–	–	–
New finance leases	–	–	–	–	418	647
Capital element of finance lease rental payments	–	–	–	(159)	(212)	(128)
Disposal of finance lease in respect of discontinued operations	–	–	–	(675)	–	–
Exchange movement	–	–	–	23	(4)	–
At 31 December	72,225	63,850	53,304	–	811	609

Year ended 31 December 1999

	At 1 Jan 1999 £'000	*Cash flow £'000*	*Other non cash £'000*	*Exchange movement £'000*	*At 31 Dec 1999 £'000*
Analysis of net funds					
Cash in hand, at bank	10,884	(1,321)	–	4	9,567
Finance leases	(811)	159	675	(23)	–
Current asset investments	508	6	–	–	514
Total	10,581	(1,156)	675	(19)	10,081

Year ended 31 December 1998

	At 1 Jan 1998 £'000	*Cash flow £'000*	*Other non cash £'000*	*Exchange movement £'000*	*At 31 Dec 1998 £'000*
Analysis of net funds					
Cash in hand, at bank	14,158	(3,273)	–	(1)	10,884
Finance leases	(609)	212	(418)	4	(811)
Current asset investments	1,003	(495)	–	–	508
Total	14,552	3,556	(418)	3	10,581

Year ended 31 December 1997

	At 1 Jan 1997 £'000	Cash flow £'000	Other non cash £'000	Exchange movement £'000	At 31 Dec 1997 £'000
Analysis of net funds					
Cash in hand, at bank	26,795	(12,642)	–	5	14,158
Finance leases	(90)	128	(647)	–	(609)
Current asset investments	1,003	–	–	–	1,003
Total	27,708	(12,514)	(647)	5	14,552

24. *Earnings per share*

Loss per share is calculated by reference to the loss attributable to the ordinary shareholders of Xenova of £10,114,000 (1998: £13,943,000; 1997: £13,317,000) and the weighted average of 46,870,000 ordinary shares in issue during the year (1998: 28,548,000; 1997: 23,342,000).

25. *Related party transactions*

Pursuant to collaborative research agreements, Xenova recorded no revenues in the year to 31 December 1998 (1997: £48,000) from Genentech Inc., a shareholder in Xenova.

L J Lavigne, a non-executive director of Xenova, was also a director of Genentech Inc. Genentech held 1,010,465 ordinary shares at 31 December 1998 (1997: 1,010,465).

SECTION B: UNAUDITED PRELIMINARY STATEMENT OF RESULTS OF THE XENOVA GROUP FOR THE YEAR ENDED 31 DECEMBER 2000

The following is the full text of the unaudited preliminary statement of results of Xenova announced on 19 February 2001.

"Chief Executive's Review

Product Development

Both of Xenova's lead drug candidates, the multidrug resistance modulator XR9576 and the novel cytotoxic XR5000, continued to progress through a total of seven Phase II clinical trials during the course of 2000. A number of preclinical programmes were also progressed, and the product pipeline extended with the signing of a research agreement with Brunel University for the development of novel telomerase inhibitors.

XR9576 – Xenova's P-glycoprotein modulator, which targets the reversal of multi-drug resistance in cancer, progressed through a series of three separate Phase IIa clinical trials during 2000. These trials were designed to assess the extent of pharmacokinetic (PK) interaction, if any, between XR9576 and the marketed cytotoxics paclitaxel, doxorubicin and vinorelbine. The desired outcome of these trials was to show limited or no clinically significant interaction. This outcome would allow the marketed cytotoxic to be administered at or close to its normal therapeutic dose when given in combination with XR9576. Each of the three trials achieved the desired outcome.

Previously Announced Trial Results

The successful conclusion of the paclitaxel trial, which was conducted in relapsed ovarian cancer patients who had previously been treated with a variety of cytotoxic drugs, was announced in March 2000. Although not designed as an efficacy study, complete or partial responses were observed in 6 out of 12 patients.

Further positive data was announced in October 2000 for the second of the Phase IIa trials, in which XR9576 was administered in combination with doxorubicin. Patients participating in this trial suffered from a number of differing relapsed cancers.

Announced Today

Positive interim data has been obtained from the third and final Phase IIa PK interaction study for XR9576, which was given in combination therapy with the cytotoxic drug, vinorelbine (Navelbine). The study has confirmed that, at dose levels of vinorelbine of 15mg and 20mg/m^2, no clinically significant PK interaction was observed and the administration of XR9576 with vinorelbine was well tolerated. Positive responses in several of the patients in the study have been obtained, providing some further anecdotal evidence of efficacy in addition to that obtained in the earlier reported trials.

This open label study, which is being conducted under a US investigational new drug (IND) at the National Cancer Institute, Washington DC, USA, has investigated rising doses of vinorelbine with a single, fixed, once daily administration of 150mg of XR9576 given intravenously. 16 patients have received the combination at dose levels of 15 and 20mg/m^2. The positive PK and toxicity data confirms that XR9576 can be used with the cytotoxic drug vinorelbine administered close to its normal clinical dose, as has been previously reported with prior Phase IIa studies involving XR9576 with paclitaxel and doxorubicin.

A further 12 patients are completing the PK study using a slightly higher dose of vinorelbine of 22.5mg/m^2 and the full results of this Phase IIa vinorelbine study will be presented at the American Society for Clinical Oncology (ASCO) meeting in San Francisco, USA, in May 2001.

Dr Tito Fojo of the National Cancer Institute, and Principal Investigator for the vinorelbine trial, commented:

"The ideal multi-drug resistance modulator should allow cytotoxic drugs to be administered at or as close as possible to their normal dose. XR9576 itself is non-toxic and leaves cytotoxic drug levels largely unaffected. Assays have indicated that a single dose of XR9576 is sufficient to block the action of the P-gp pump for in excess of 24 hours and imaging studies have also indicated that XR9576 can effectively block the P-gp mediated efflux from tumours. Additionally, it is encouraging to see a number of positive responses amongst patients taking part in this study."

Licensing discussions in relation to XR9576 are currently underway with a number of potential partners, with the objective of taking XR9576 into partner-supported Phase III registration studies during 2001.

XR5000 - Four Phase II clinical trials were carried out during the course of 2000 for the first generation compound known as XR5000. XR5000 is licensed from the Cancer Research Campaign. Along with the second generation preclinical compounds XR11576 and XR5944, XR5000 forms part of Xenova's cytotoxic topoisomerase I and II inhibitor programme for the treatment of common solid tumours. Topoisomerases are enzymes which are critically involved in the replication of DNA during the process of cell division and which therefore play a key role in the proliferation of cancer cells. The trials for XR5000 were conducted on an 'open label' basis in conjunction with the European Organisation for the Research and Treatment of Cancer.

Previously Announced Trial Results

The results of the first trial, in which the efficacy of XR5000 was investigated in patients with colorectal cancer, were announced in June 2000. At the study dose no complete or partial responses to treatment were observed and as a result no further recruitment took place in this study.

Announced Today

A further three investigative Phase II studies in ovarian, glioblastoma and non small cell lung cancer patients, which are being carried out with the European Organisation for the Research and Treatment of Cancer (EORTC) are close to completion for XR5000.

Although a number of minor responses have been observed in patients during the course of these studies, the level of these responses has been judged unlikely to provide XR5000 with a commercially attractive profile in the four tumour types studied. Xenova will, therefore, focus its resources going forward on the further development of its second generation dual topoisomerase inhibitor compounds, XR11576 and XR5944. No further development of XR5000 is currently planned.

Pre-Clinical Development

XR11576 - A novel, orally active second generation topoisomerase inhibitor, XR11576 has been undergoing final pharmacological and toxicity testing prior to its planned entry into clinical development. XR11576 has a significantly improved biological profile when compared with XR5000, including oral bioavailability and a marked enhancement of potency. It is structurally dissimilar to XR5000.

XR5944 - XR5944 is a further novel inhibitor of topoisomerases I and II and has shown exceptionally high potency as a cytotoxic in preclinical studies with a number of cell lines. XR5944 is structurally distinct from both XR5000 and XR11576 and has been shown to be unaffected by atypical multi-drug resistance.

Both XR11576 and XR5944 are the product of Xenova's in-house research and development. Patents have been applied for with respect to both compounds.

It is currently planned that one of these second generation compounds will enter Phase I/II clinical trials during 2001.

PAI-1 Inhibitors (Anti-Thrombotic) - Research continued throughout 2000 on this programme, which is based on compounds from Xenova's in-house research. These compounds are active in both venous and arterial models of thrombosis and are orally absorbed. Xenova established a partnership with Lilly for this pre-clinical research area in February 1998.

PAI-1 Inhibitors (Anti-Cancer) - Research is also continuing on this programme in which Xenova is collaborating with the Institute for Cancer Research. PAI-1 is believed to play a role in the spread (metastasis) of cancer. A poster was presented at the VIIIth Congress of the Metastasis Society in September 2000, demonstrating that antibodies to PAI-1 suppress the growth of blood vessels in a solid tumour in vitro.

Multi-Drug Resistance Protein (MRP) - Research continued during 2000 and it is expected that compounds will enter preclinical development during 2001. Like P-gp, MRP acts as a pump and expels small molecules such as cytotoxics out of cells. Xenova is also exploring the potential application of MRP inhibitors in the prevention of lung inflammation in asthma patients.

Telomerase – Telomerase is an enzyme known to play a role in cancer progression. In February 2000 Xenova entered into an exclusive collaborative research agreement with Professor Rob Newbold and his team at Brunel University, UK. Professor Newbold and his team are acknowledged as being amongst the world's leading experts in the field of telomerase inhibition.

Management

Peter Gillett joined Xenova's Board as a non-executive Director in February 2000. He chairs Xenova's Audit Committee and was until June 2000 a partner in Ernst & Young, the audit and professional services firm.

Stephen B. Howell, Professor of Medicine at the University of California, San Diego, joined Xenova's Scientific Advisory Board in January 2000.

Financial Summary

Operating Performance

Turnover for the year was £0.1m ($0.1m) (1999: £2.7m ($4.0m)). There was no turnover in the six months to 31 December 2000 (1999: £0.9m ($1.3m)), with the decrease for the year attributable to the transfer in-house to Lilly during 1999 of work in connection with the ongoing Xenova/Lilly strategic cardiovascular research and development programme.

Operating expenses declined to £9.5m ($14.1m) (1999: £13.6m ($20.3m)) and comprised £7.4m ($11.1m) (1999: £11.3m ($16.9m)) of research and development costs and £2.0m ($3.0m) (1999: £2.3m ($3.4m)) of administrative expenses. Research and development costs for continuing operations remained in line with 1999 at £7.4m ($11.1m) (1999: £7.8m ($11.7m)) reflecting further progress through clinical trials by XR9576, XR5000 and the pre-clinical development of the second generation topoisomerase programme in the second half of the year. Continuing administrative costs were £2.0m ($3.0m) (1999: £2.0m ($3.0m)). The operating loss for the year in respect of continuing operations was £9.4m ($14.0m) (1999: £9.4m ($14.0m)) and for the six months to 31 December 2000 was £5.5m ($8.2m) (1999: £5.0m ($7.4m)).

Treasury

In August 2000 Xenova made a placing and open offer of 2,885,108 Units at 345p raising an initial £9.8m ($14.6m). The exercise of warrants linked to this placing and open offer could potentially raise a further £9.8m ($14.6m) net of expenses in 2001. The exercise period for warrants runs from 1 January to 31 October 2001.

Capital expenditure during the year was £0.4m ($0.6m) (1999: £0.1m ($0.2m). There were no proceeds from disposals of tangible fixed assets (1999: £0.2m ($0.3m)).

Net interest of £0.7m ($1.0m) was earned in the year (1999: £0.5m ($0.7m)). Cash (£10.5m ($15.7m)) and liquid resources (£1.7m ($2.6m)) at year-end totalled £12.2m ($18.3m) (1999: £10.1m ($15.1m)).

Called up shares at 31 December 2000 were 69,242,577.

The Directors do not recommend the payment of a dividend (1999: nil).

Consolidated Profit and Loss Account (unaudited)

	Notes	Unaudited Year ended 31 December 2000 $'000	Unaudited Year ended 31 December 2000 £'000	Unaudited 6 mths ended 31 December 2000 £'000	Audited Year ended 31 December 1999 £'000
Turnover					
Continuing operations		117	78	–	383
Discontinued operations		–	–	–	2,310
		117	78	–	2,693
Operating expenses					
Research and development costs					
Continuing operations		(11,087)	(7,422)	(4,260)	(7,793)
Discontinued operations		–	–	–	(3,501)
Administrative expenses					
Continuing operations		(3,037)	(2,033)	(1,237)	(2,002)
Discontinued operations		–	–	–	(323)
		(3,037)	(2,033)	(1,237)	(2,325)
Total operating expenses		(14,124)	(9,455)	(5,497)	(13,619)
Operating loss					
Continuing operations		(14,007)	(9,377)	(5,497)	(9,412)
Discontinued operations		–	–	–	(1,514)
		(14,007)	(9,377)	(5,497)	(10,926)
Profit/(loss) on sale of businesses:					
Profit on disposal	2	–	–	–	271
Adjustment to Discovery consideration	2	(1,911)	(1,279)	(1,279)	–
Loss on ordinary activities before interest		(15,918)	(10,656)	(6,776)	(10,655)
Interest (net)		987	661	371	541
Loss on ordinary activities before taxation		(14,931)	(9,995)	(6,405)	(10,114)
Tax on loss on ordinary activities	3	1,031	690	690	–
Loss on ordinary activities after taxation attributable to members of Xenova Group plc		(13,900)	(9,305)	(5,715)	(10,114)
Loss per share (basic and diluted)		(23c)	(15p)	(9p)	(22p)
Shares used in computing net loss per share (thousands)		60,486	60,486	66,187	46,870

Statement of Total Recognised Gains and Losses (unaudited)

	Unaudited Year ended 31 December 2000 $'000	*Unaudited Year ended 31 December 2000 £'000*	*Unaudited 6 mths ended 31 December 2000 £'000*	*Audited Year ended 31 December 1999 £'000*
Loss attributable to members of Xenova Group plc	(13,900)	(9,305)	(5,715)	(10,114)
Unrealised profit on sale of business	–	–	–	2,167
Translation difference	81	54	44	7
Total recognised gains and losses in the period attributable to members of Xenova Group plc	(13,819)	(9,251)	(5,671)	(7,940)

US Dollar amounts have been translated at the closing rate on 31 December 2000 (£1.00 : $1.4938) solely for information.

Consolidated Balance Sheet (unaudited)

	Notes	*Unaudited as at 31 December 2000 $'000*	*Unaudited as at 31 December 2000 £'000*	*Unaudited as at 30 June 2000 £'000*	*Audited as at 31 December 1999 £'000*
Fixed Assets					
Tangible fixed assets		811	543	335	328
Investments	2	–	–	1,500	1,500
		811	543	1,835	1,828
Current Assets					
Debtors:					
Due within one year		2,256	1,510	563	462
Due after more than one year		–	–	1,500	1,500
		2,256	1,510	2,063	1,962
Investments	2	2,571	1,721	–	514
Cash at bank and in hand		15,702	10,512	6,246	9,567
		20,529	13,743	8,309	12,043
Creditors: amounts falling due within one year		(3,570)	(2,390)	(1,858)	(2,251)
Net current assets		16,959	11,353	6,451	9,792
Total assets less current liabilities		17,770	11,896	8,286	11,620
Provisions for liabilities and charges		(30)	(20)	–	–
Total net assets		17,740	11,876	8,286	11,620
Capital and reserves					
Called up share capital		10,343	6,924	5,482	5,463
Share premium account		111,708	74,781	66,980	66,762
Other reserves		26,742	17,902	17,902	17,902
Profit and loss deficit		(131,053)	(87,731)	(82,078)	(78,507)
Shareholders' funds – equity interests	4	17,740	11,876	8,286	11,620

US Dollar amounts have been translated at the closing rate on 31 December 2000 (£1.00 : $1.4938) solely for information.

Consolidated Cash Flow Statement (unaudited)

	Notes	*Unaudited Year ended 31 December 2000 $'000*	*Unaudited Year ended 31 December 2000 £'000*	*Unaudited 6 mths ended 31 December 2000 £'000*	*Audited Year ended 31 December 1999 £'000*
Net cash outflow from operating activities	5	(13,973)	(9,354)	(5,079)	(11,101)
Returns on investments and servicing of finance					
Interest received		905	606	316	552
Interest element of finance lease rental payments		–	–	–	(35)
Net cash inflow from returns on investments and servicing of finance		905	606	316	517
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(453)	(303)	(207)	(102)
Proceeds on disposal of tangible fixed assets		–	–	–	220
Net cash (outflow)/inflow from capital expenditure and financial investment		(453)	(303)	(207)	118
Acquisitions and disposals					
Net cash received from businesses sold		–	–	–	937
Management of Liquid Resources					
Net sale/(purchase) of Investments		768	514	(5)	(6)
Net cash outflow before financing		(12,753)	(8,537)	(4,975)	(9,535)
Financing					
Issue of ordinary share capital net of expenses		14,162	9,480	9,243	8,375
Repurchase of shares by subsidiary undertaking		–	–	–	(2)
Capital element of finance lease rental payments		–	–	–	(159)
Net cash inflow from financing		14,161	9,480	9,243	8,214
Increase/(decrease) in cash during the period		1,409	943	4,268	(1,321)

Reconciliation of Net Cash Flow to Movement in Net Funds (unaudited)

	Notes	*Unaudited Year ended 31 December 2000 $'000*	*Unaudited Year ended 31 December 2000 £'000*	*Unaudited 6 mths ended 31 December 2000 £'000*	*Audited Year ended 31 December 1999 £'000*
Increase/(decrease) in cash during the period		1,409	943	4,268	(1,321)
Capital element of finance lease payments		–	–	–	159
Change in liquid resources		(768)	(514)	5	6
Change in net funds resulting from cash flows		641	429	4,273	(1,156)
Disposal of finance leases in respect of discontinued operations		–	–	–	675
Transfer of fixed asset to current asset investments	2	2,571	1,721	1,721	–
Translation difference		3	2	(7)	(19)
Change in net funds		3,215	2,152	5,987	(500)
Net funds at 1 January/1 July		15,059	10,081	6,246	10,581
Net funds at 31 December		18,274	12,233	12,233	10,081

US Dollar amounts have been translated at the closing rate on 31 December 2000 (£1.00 : $1.4938) solely for information.

Notes to the Preliminary Statement

1 Basis of preparation

These unaudited preliminary statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 1999 Annual Report and Accounts. The 1999 Annual Report and Accounts received an unqualified auditors' report and have been delivered to the Registrar of Companies. There have been no changes to the Group's accounting policies in 2000.

2 Profit/(loss) on sale of business

On 8 April 1999 Xenova completed the sale of substantially all the assets of its Discovery business to TerraGen Diversity Inc ('TerraGen') and TerraGen's wholly owned subsidiary TerraGen Discovery (UK) Limited. Under the terms of the agreement Xenova received £1,000,000 in the period to December 1999. Xenova also acquired a 6% equity interest in TerraGen comprising one million class B preferred shares valued at £1,500,000 based upon the issued share price of C$3.75 per share. Xenova additionally received an interest bearing convertible loan note of £1,500,000. The loan note carried interest at 1% above LIBOR and was convertible to TerraGen equity at the option of either party after 24 months or automatically after 36 months.

Of the net gain on disposal, £800,000 was taken to the profit and loss account for the year and the unrealised element of £2,167,000 was taken to the Statement of Recognised Gains and Losses.

In September 2000, the shareholders of TerraGen approved the sale of TerraGen to Cubist Pharmaceuticals ('Cubist'). The allocation of 88,668 Cubist shares to the Group, in exchange for the Group's equity (£1,500,000) and convertible loan note (£1,500,000) held in TerraGen, was recorded within 'Fixed assets – Investments' at the net book value of the TerraGen investments previously owned (£3,000,000).

To reflect the intentions of the Group not to hold this investment for continuing use in the business, this investment has been included within current assets and written down at the year-end (£1,279,000) to the net realisable value (£1,721,000), reflecting the listed market price of the Cubist shares at 31 December 2000.

3 Taxation

Following the changes introduced as part of the Finance Act 2000 in respect of Scientific Research Allowances (now renamed 'Research and Development Allowances'), the Group has recognised the payable R&D tax credit to be received in 2001.

4 Reconciliation of movement in shareholders' funds

	Unaudited As at 31 December 2000 £'000	*Unaudited As at 30 June 2000 £'000*	*Audited As at 31 December 1999 £'000*
At start of period	11,620	11,620	11,181
Allotments of shares in the period	10,252	327	8,462
Expenses on issue of shares	(772)	(90)	(87)
Repurchase of shares by subsidiary	–	–	(2)
Shares to be issued under long term incentive scheme	27	9	6
Retained loss for the period	(9,305)	(3,590)	(10,114)
Unrealised profit on sale of business	–	–	2,167
Exchange movement	54	10	7
At end of period	11,876	8,286	11,620

5 Reconciliation of operating loss to net cash outflow from operating activities

	Unaudited Year ended 31 December 2000 £'000	*Unaudited 6 months ended 31 December 2000 £'000*	*Audited Year ended 31 December 1999 £'000*
Operating loss	(9,377)	(5,497)	(10,926)
Depreciation	212	123	580
Loss on disposal of tangible fixed assets	–	–	83
Provision for liabilities and charges	47	38	(134)
(Increase)/decrease in debtors	(253)	(152)	502
Increase/(decrease) in creditors	17	409	(1,206)
Net cash outflow from operating activities	(9,354)	(5,079)	(11,101)

6 Going concern

The Group is an emerging pharmaceutical business and as such expects to absorb cash until products are commercialised. The Directors have a reasonable expectation that the Group has, or can reasonably expect to obtain, adequate cash resources to enable it to continue in operational existence for the foreseeable future, and have therefore prepared the financial statements on the going concern basis."

PART III

SECTION A: FINANCIAL INFORMATION ON THE CANTAB GROUP

Basis of financial information

The financial information set out below has been extracted without material adjustment from the published audited financial statements of Cantab for the three financial years ended 31 December 1997, 1998 and 1999.

The financial information concerning Cantab does not constitute statutory accounts within the meaning of Section 240 of the Act. Copies of the statutory accounts for the three years ended 31 December 1999 have been delivered to the Registrar of Companies in England and Wales.

The accounts of Cantab for the two years ended 31 December 1998 and 1999 were audited by PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, Abacus House, Castle Park, Gloucester Street, Cambridge, CB3 0AN. The accounts of Cantab for the year ended 31 December 1997 were audited by Coopers & Lybrand, Chartered Accountants and Registered Auditors, Abacus House, Castle Park, Gloucester Street, Cambridge, CB3 0AN. The auditors' report on each of these accounts was unqualified within the meaning of section 235 of the Act and did not contain a statement under section 237(2) or (3) of the Act.

(a) **Consolidated profit and loss accounts for the three years ended 31 December 1999**

	Notes	*1999* *£'000*	*1998* *£'000*	*1997* *£'000*
Revenues including share of joint venture		6,082	3,947	7,653
Less: share of joint venture revenue		(20)	(14)	–
Group revenues	2	6,062	3,933	7,653
Net operating expenses	3	(16,422)	(13,785)	(13,683)
Group operating loss		(10,360)	(9,852)	(6,030)
Share of operating loss of joint venture		(7)	(1)	–
Total operating loss including joint venture		(10,367)	(9,853)	(6,030)
Investment income	6	1,653	2,661	2,800
Interest payable and similar charges	7	(16)	(35)	(19)
Loss on ordinary activities before taxation and retained loss for the year	8,22	(8,730)	(7,227)	(3,249)
Basic and diluted loss per ordinary share	10	(20.1p)	(17.6p)	(8.0p)

The 1997 basic and diluted loss per ordinary share has been restated to reflect the five for two sub-division and consolidation of the company's share capital which occurred on 22 May 1998.

All of the above results arise from continuing operations throughout the period.

The Cantab Group has no recognised gains and losses other than those included in the losses above, and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above and their historical cost equivalents.

(b) Consolidated balance sheets as at 31 December 1999, 1998 and 1997

	Notes	1999 £'000	1998 £'000	1997 £'000
Fixed assets				
Intangible fixed assets	11	1,642	–	–
Tangible fixed assets	12	8,603	9,260	2,597
		10,245	9,260	2,597
Current assets				
Debtors	14	642	1,806	1,225
Short term investments	15	22,449	28,474	40,438
Cash at bank and in hand		3,628	2,737	1,318
		26,719	33,017	42,981
Creditors: amounts falling due within one year	16	(4,378)	(5,618)	(3,257)
Net current assets		22,341	27,399	39,724
Total assets less current liabilities		32,586	36,659	42,321
Creditors: amounts falling due after more than one year	17	(911)	(1,394)	–
Provisions for liabilities and charges				
Investment in joint venture:				
Share of gross assets		40	17	–
Share of gross liabilities		(48)	(18)	–
	13	(8)	(1)	–
Net assets		31,667	35,264	42,321
Capital and reserves				
Called up share capital	19	881	828	825
Share premium account	22	64,233	59,153	58,986
Non-distributable reserve	22	4,764	4,764	4,764
Profit and loss account	22	(38,211)	(29,481)	(22,254)
Equity shareholders' funds	23	31,667	35,264	42,321

(c) **Consolidated cash flow statements for the three years ended 31 December 1999**

	Notes	1999 £'000	1998 £'000	1997 £'000
Net cash outflow from operating activities	24	(9,586)	(8,471)	(2,661)
Returns on investments and servicing of finance				
Interest received		1,706	2,881	2,838
Interest paid		–	(24)	–
Interest element of finance lease payments		(16)	–	(19)
Net cash inflow from returns on investments and servicing of finance		1,690	2,857	2,819
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(1,196)	(6,458)	(1,258)
Sale of tangible fixed assets		360	2	1
Net cash outflow from capital expenditure		(836)	(6,456)	(1,257)
Net cash outflow before management of liquid resources and financing		(8,732)	(12,070)	(1,099)
Management of liquid resources				
Reduction/(increase) in short term investments		6,025	11,964	(8,018)
Net cash inflow/(outflow) from management of liquid resources		6,025	11,964	(8,018)
Financing				
Proceeds from share issues		3,681	170	6,715
Expenses paid in connection with share issues		(355)	–	(14)
Cash received on inception of finance leases		96	391	–
Repayment of principal under finance leases		(163)	(36)	(119)
Lease incentive received		339	1,000	–
Net cash inflow from financing		3,598	1,525	6,582
Increase/(decrease) in cash	25	891	1,419	(2,535)
Total movement in cash and short term investments				
Increase/(decrease) in cash for the period		891	1,419	(2,535)
Change in short term investments		(6,025)	(11,964)	8,018
Net (decrease)/increase in cash and short term investments		(5,134)	(10,545)	5,483

(d) Notes to the accounts

1. *Accounting policies*

The financial information has been prepared in accordance with applicable accounting standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below. The financial information is prepared in accordance with the historical cost convention.

Basis of presentation

The consolidated profit and loss account and balance sheet include the financial information of Cantab and its subsidiary undertakings.

The accounts of Cantab's subsidiary, Cantab Pharmaceuticals Research Limited, have been consolidated in accordance with the principles of merger accounting. Intra-group transactions and profits are eliminated fully on consolidation.

Joint venture undertakings

The Cantab Group's share of revenues and operating losses for the joint venture is included in the consolidated profit and loss accounts, and the Cantab Group's share of net assets and liabilities is included in the consolidated balance sheet. These amounts are taken from the relevant audited financial statements of the undertaking concerned, which has the same accounting reference date as the rest of the Cantab Group.

Tangible fixed assets

The cost of fixed assets is their purchase cost, together with any incidental costs of acquisition.

Depreciation is calculated so as to write off the cost of tangible fixed assets less their estimated residual values, on a straight line basis over the expected useful economic lives of the assets concerned. The useful economic lives of plant, equipment, fixtures and fittings used for this purpose are between 3 to 15 years.

Leasehold land and buildings are amortised over 50 years or, if shorter, the period of the lease.

No depreciation is charged on assets in the course of construction until they have been completed and transferred to the appropriate fixed asset category.

Financial Reporting Standard No. 15 'Tangible fixed assets', is effective for years ending after 23 March 2000. However this standard has been adopted early for the year ended 31 December 1999, in accordance with best practice. This has not resulted in any changes in presentation.

Intangible fixed assets

Intangible fixed assets represent intellectual property, which was acquired in February 1999. It has been capitalised at cost and is being amortised on a straight line basis over a prudent estimate of the economic life of the asset, having taken into account the risk factors associated with developing a pharmaceutical product. The amortisation period in this instance is 10 years.

Finance and operating leases

Costs in respect of operating leases are charged to the profit and loss account on a straight line basis over the lease term. Leasing agreements, which transfer to the group substantially all the benefits and risks of ownership of an asset, are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the lease terms and the useful lives of equivalent owned assets. Assets held under hire purchase contracts are depreciated over the useful lives of equivalent owned assets.

Lease incentives

Benefits received and receivable as an incentive to sign an operating lease are spread on a straight line basis over the lease term or if shorter than the full lease term, over the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate. Accordingly any incentive received to sign a lease is included in other creditors and will be credited to the profit and loss account over the appropriate period.

Foreign Currencies

Assets and liabilities expressed in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year. All foreign exchange differences are taken to the profit and loss account in the year in which they arise.

Deferred taxation

Provision is made for deferred taxation, using the liability method, on all material timing differences to the extent that it is probable that a liability or asset will crystallise.

Pension costs

The Cantab Group operates a defined contribution pension scheme for its employees. The Cantab Group also contributes to individual pension plans held by some of the employees. The pension costs charged represent contributions payable by the group to the fund and individual pension plans. Monthly payments have been charged in these accounts as part of employment costs.

Research and development

Research and development costs are written off in the year in which they are incurred.

Revenue recognition

Amounts received or receivable for services provided under research and development contracts and collaborative agreements are recognised as revenue when earned. Amounts received or receivable in respect of licence fees or milestone payments under the contracts and agreements are recognised as revenue when the licence rights are granted or the specific conditions stipulated in the contracts or agreements have been satisfied.

2. ***Group revenues***

The Cantab Group has only one class of business but revenues can be analysed as follows:

	1999	*1998*	*1997*
	£'000	*£'000*	*£'000*
Licence fees	450	500	5,050
Milestone fees	1,000	–	–
Contract development	4,612	3,433	2,603
	6,062	3,933	7,653

	1999	*1998*	*1997*
	£'000	*£'000*	*£'000*
Geographical analysis:			
Europe	5,855	3,402	7,492
United States of America	207	531	111
Japan	–	–	50
	6,062	3,933	7,653

Cantab Group revenues do not include the share of revenue from the joint venture, Phogen Limited, which was £20,000 (1998: £14,000; 1997: nil) arising from licence fees from the United States of America in 1999 and 1998.

3. *Net operating expenses*

	1999 £'000	1998 £'000	1997 £'000
Research and development expenses	14,782	12,549	11,044
Exceptional research and development (credit)/expenses (see Note 12)	–	(450)	1,266
	14,782	12,099	12,310
General and administrative expenses	1,640	1,686	1,288
Exceptional general and administrative expenses (see Note 12)	–	–	85
	16,422	13,785	13,683

4. *Cantab Directors' emoluments*

	1999 £'000	1998 £'000	1997 £'000
Aggregate emoluments	692	557	529
Aggregate gains made on exercise of share options	2	1	245
Company pension contributions to defined contribution schemes	83	73	40
Sums paid to third parties for directors' services	53	52	48
	830	683	862

Retirement benefits accrued to the 4 executive directors (1998: 3 directors; 1997: 3 directors) under defined contribution schemes.

Full details of the remuneration packages of each director are as follows:

Year ended 31 December 1999

	Salary and fees £'000	Payments to third parties £'000	Benefits in kind £'000	Bonuses £'000	Pension contributions £'000	Gains made on exercise of share options £'000	Total £'000
Mr S P Duffy	44	–	–	–	–	–	44
Sir John Collins(1)	6	–	–	–	–	–	6
Mr J S Sikorski	164	–	11	50	32	–	257
Dr S C Inglis	115	–	9	13	21	2	160
Mr N L Hart(2)	154	–	5	14	20	–	193
Dr J St Clair Roberts(3)	51	–	6	12	10	–	79
Dr R M Auty	20	–	–	–	–	–	20
Dr S W Bunting	–	18	–	–	–	–	18
Mr J L Curnock Cook	–	17	–	–	–	–	17
Mr G H Fairtlough	18	–	–	–	–	–	18
Mr M Redmond	–	18	–	–	–	–	18
	572	53	31	89	83	2	830

Year ended 31 December 1998

	Salary and fees £'000	Payments to third parties £'000	Benefits in kind £'000	Bonuses £'000	Pension contributions £'000	Gains made on exercise of share options £'000	Total £'000
Sir John Collins[(1)]	45	–	–	–	–	–	45
Mr J S Sikorski	149	–	14	18	29	–	210
Dr S C Inglis	116	–	8	10	21	–	155
Mr N L Hart	123	–	8	16	23	–	170
Dr R M Auty	18	–	–	–	–	–	18
Dr S W Bunting	–	18	–	–	–	–	18
Mr J L Curnock Cook	–	17	–	–	–	–	17
Mr G H Fairtlough	18	–	–	–	–	1	19
Dr P Haycock[(4)]	14	–	–	–	–	–	14
Mr M Redmond	–	17	–	–	–	–	17
	483	52	30	44	73	1	683

Year ended 31 December 1997

	Salary and fees £'000	Payments to third parties £'000	Benefits in kind £'000	Bonuses £'000	Pension contributions £'000	Gains made on exercise of share options £'000	Total £'000
Sir John Collins[(1)]	45	–	–	–	–	–	45
Mr J S Sikorski	145	–	14	24	17	–	200
Dr S C Inglis	101	–	8	14	11	–	134
Mr N L Hart	109	–	18	15	12	35	189
Dr R M Auty[(5)]	4	–	–	–	–	–	4
Dr S W Bunting	–	16	–	–	–	–	16
Mr J L Curnock Cook	–	16	–	–	–	–	16
Mr G H Fairtlough	16	–	–	–	–	–	16
Dr P Haycock[(4)]	16	–	–	–	–	210	226
Mr M Redmond	–	16	–	–	–	–	16
	436	48	40	53	40	245	862

(1) Resigned 9 February 1999.

(2) Includes a one off payment of £15,000 for reducing Mr Hart's contractual notice period from 18 months to 12 months, in line with Provision B.1.7 of the Combined Code.

(3) Appointed 1 July 1999 at an annual salary of £100,000.

(4) Resigned 1 October 1998.

(5) Appointed 1 October 1997.

5. *Employee information*

The average monthly number of persons (including executive directors) employed by the Cantab Group during the year was:

	1999	*1998*	*1997*
	Number	*Number*	*Number*
Research and development	132	118	104
General and administrative	8	9	7
	140	127	111

	1999	*1998*	*1997*
	£'000	*£'000*	*£'000*
Staff costs (for the above persons)			
Wages and salaries	4,721	3,834	3,626
Social security costs	503	378	355
Other pension costs	456	423	279
	5,680	4,635	4,260

6. *Investment income*

	1999	*1998*	*1997*
	£'000	*£'000*	*£'000*
Interest receivable	1,563	2,661	2,797
Foreign exchange gain	90	–	3
	1,653	2,661	2,800

7. *Interest payable and similar charges*

	1999	*1998*	*1997*
	£'000	*£'000*	*£'000*
On finance leases and hire purchase contracts	16	–	19
Other interest payable	–	24	–
Foreign exchange loss	–	11	–
	16	35	19

8. *Loss on ordinary activities before taxation*

	1999	*1998*	*1997*
	£'000	*£'000*	*£'000*
Loss on ordinary activities before taxation is stated after charging/(crediting)			
Depreciation for the year:			
Tangible owned fixed assets	1,112	468	1,920
Tangible fixed assets held under finance leases and hire purchase contracts	151	–	168
Reversal of diminution in value of fixed assets	–	(450)	–
Amortisation of intangible assets	165	–	–
Auditors' remuneration	38	30	25
Hire of plant and machinery – operating leases	117	109	73
Hire of other assets – operating leases	882	572	443

Remuneration of the Cantab Group's auditors for the provision of non-audit services was £84,000 (1998: £35,000; 1997: £30,000).

9. *Taxation on loss on ordinary activities*

There was no corporation tax charge for the year ended 31 December 1999 (1998: nil; 1997: nil). At 31 December 1999 there were estimated tax losses to carry forward in excess of £45,000,000, although these have still to be agreed with the Inland Revenue. Due to the Cantab Group's tax losses there is no deferred tax liability.

10. *Loss per ordinary share*

Basic and diluted loss per share are calculated by dividing the loss after taxation of £8,730,000 (1998: £7,227,000; 1997: £3,249,000) by the weighted average number of ordinary shares in issue during the year of 43,488,650 (1998: 41,009,510; 1997: 40,480,237), excluding those held by the Employee Trust which are treated as cancelled. The group has no dilutive potential ordinary shares in issue.

The calculations treat the sub-division and consolidation of Cantab's shares which occurred on 22 May 1998 as if it occurred on 1 January 1997.

11. *Intangible fixed assets*

	Patents *£'000*
Cost	
At 1 January 1999	–
Additions	1,807
At 31 December 1999	1,807
Amortisation	
At 1 January 1999	–
Charge for the year	165
At 31 December 1999	165
Net book value	
At 31 December 1999	1,642

12. *Tangible fixed assets*

	Assets in course of construction £'000	Short leasehold buildings £'000	Plant and equipment £'000	Fixtures and fittings £'000	Total £'000
Cost					
At 1 January 1997	–	2,332	3,173	348	5,853
Additions	495	30	733	–	1,258
Disposals	–	–	(266)	(1)	(267)
At 1 January 1998	495	2,362	3,640	347	6,844
Additions	5,028	772	840	46	6,686
Disposals	–	–	(25)	–	(25)
Transfers to other categories	(5,523)	5,523	–	–	–
At 1 January 1999	–	8,657	4,455	393	13,505
Additions	–	14	873	170	1,057
Disposals	–	(754)	(434)	(206)	(1,394)
At 31 December 1999	–	7,917	4,894	357	13,168
Depreciation					
At 1 January 1997	–	352	1,951	123	2,426
Charge for year	–	910	953	225	2,088
Eliminated on disposals	–	–	(266)	(1)	(267)
At 1 January 1998	–	1,262	2,638	347	4,247
Charge for year	–	91	377	–	468
Reversal of diminution in value of fixed assets	–	(206)	(176)	(68)	(450)
Eliminated on disposals	–	–	(20)	–	(20)
At 1 January 1999	–	1,147	2,819	279	4,245
Charge for year	–	614	627	22	1,263
Eliminated on disposals	–	(548)	(257)	(138)	(943)
At 31 December 1999	–	1,213	3,189	163	4,565
Net book value					
At 31 December 1999	–	6,704	1,705	194	8,603
At 31 December 1998	–	7,510	1,636	114	9,260
At 31 December 1997	495	1,100	1,002	–	2,597

The net book value of tangible fixed assets includes an amount of £337,000 (1998: £391,000; 1997: nil) in respect of assets held under finance leases.

The Cantab Group relocated to new premises on the Cambridge Science Park in November 1998. As a result of the move, a number of fixed assets remained at the Cantab Group's previous premises, principally because they had been incorporated into the building as improvements or were items which were not required in the new premises. The net book value of these assets, which totalled £1,351,000, was written down to nil during the year ended 31 December 1997 as there was no buyer for these assets. The write down is included within the depreciation charge for 1997 (£754,000 is included within short leasehold buildings, £391,000 is within plant and equipment and £206,000 is within fixtures and fittings). In 1998 the Cantab Group signed an agreement to sell the majority of these assets to a third party for £450,000 with title to those assets passing in 1999. Accordingly, £450,000 of the 1997 write down has been reversed so that the assets are held at a net book value equal to the sale price. This has been shown in the table above as 'Reversal of diminution in value of fixed assets'. The above items have been shown as exceptional research and development charges/(credits) and general and administrative charges in Note 3.

13. *Fixed asset investments*

Joint venture undertaking

The Cantab Group acquired its interest in Phogen Limited, a joint venture company incorporated in England and Wales, on 26 February 1997 for £45 (see note 21).

The Cantab Group has a 45% interest in the ordinary shares and 50% of the voting rights of Phogen Limited, whose accounting year end is 31 December. The Cantab Group's share of the net liabilities of Phogen Limited at 31 December 1999 was £8,000 (1998: net liabilities of £1,000; 1997: net assets of £25).

The principal business of Phogen Limited is to develop and commercialise drug delivery and gene therapy technology based on the cellular trafficking properties of the protein VP22. The funding of this programme is provided jointly by the group and the other joint venture party.

Cantab's investments comprise its investment in its wholly-owned subsidiary undertaking, Cantab Research Limited. The subsidiary is registered in England and Wales and operates principally in its country of incorporation. Its principal activity is the research and development of novel biopharmaceutical products based on advances in immunotherapy and gene delivery.

Cantab also owns 100% of the share capital of Cantab Pharmaceuticals, Inc. which is incorporated in the United States and is non-trading.

14. *Debtors*

	1999	*1998*	*1997*
	£'000	*£'000*	*£'000*
Amounts falling due within one year			
Trade debtors	5	210	37
Other debtors	133	588	76
Amounts owed by joint venture - trading balance	89	40	–
Prepayments and accrued income	290	700	624
Interest receivable	125	268	488
	642	1,806	1,225

15. *Short term investments*

Short term investments comprise deposits which are not repayable on demand.

16. *Creditors: amounts falling due within one year*

	1999	*1998*	*1997*
	£'000	*£'000*	*£'000*
Obligations under finance leases and hire purchase contracts	180	145	–
Trade creditors	1,257	1,157	619
Other taxation and social security	313	411	261
Other creditors	347	1,132	116
Accruals and deferred income	2,281	2,773	2,261
	4,378	5,618	3,257

17. *Creditors: amounts falling due after more than one year*

	1999	*1998*	*1997*
	£'000	*£'000*	*£'000*
Obligations under finance leases and hire purchase contracts	108	210	–
Other creditors	803	1,184	–
	911	1,394	–

Finance leases and hire purchase costs

The net finance lease obligations to which the group is committed are:

	1999 *£'000*	*1998* *£'000*	*1997* *£'000*
In one year or less	180	145	–
Between one and two years	108	146	–
Between two and five years	–	64	–
	288	355	–

18. ***Financial instruments***

The Cantab Group's main objectives in using financial instruments are the maximisation of returns from funds held on deposit and, when appropriate, the generation of additional cash resources through financing arrangements for capital assets.

The majority of the Cantab Group's income and expenditure is denominated in sterling but a proportion of expenditure is denominated in US dollars. During 1999 the company issued shares which were paid for in US dollars. When the group receives amounts in US dollars it will, to the extent necessary, hold these in a US dollar account to meet future US dollar expenditure. Due to the nature of the Cantab Group's activities, the directors do not consider it necessary to use derivative financial instruments to hedge the Cantab Group's exposures to fluctuations in interest and foreign exchange rates, as these exposures are not considered significant.

The Cantab Group's earnings may be affected by changes in interest rates available on bank deposits. The Cantab Group therefore aims to maximise returns from funds held on deposit by using money market and treasury deposits with major financial institutions.

Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures, as permitted by FRS 13 "Derivatives and other financial instruments".

Interest rate risk profile of the group's financial liabilities

The Cantab Group's financial liabilities, other than short-term liabilities that have been excluded, were all in sterling and at fixed rates of interest and amounted to £288,000 at 31 December 1999 (£355,000 at 31 December 1998; nil at 31 December 1997). These liabilities were in respect of lease agreements for the purchase of plant and equipment. The weighted average interest rate and period remaining on liabilities at 31 December 1999 was 10.9% and 25 months (31 December 1998: 11.7% and 36 months).

The maturity profile of the Cantab Group's financial liabilities is shown in Note 17. No other long-term liabilities constitute financial instruments.

Interest rate risk profile of the group's financial assets

The cash and bank balances and short-term investments of the Cantab Group are shown in the consolidated balance sheet. These are summarised in the table below:

	1999 *£'000*	*1998* *£'000*	*1997* *£'000*
Cash at Bank			
Sterling	1,703	2,556	–
US dollars	1,925	181	–
	3,628	2,737	1,318
Short-term investments			
Sterling	22,449	28,474	40,438
Total			
Sterling	24,152	31,030	–
US dollars	1,925	181	–
	26,077	31,211	41,756

Analysis of cash balances is shown for the years ended 31 December 1999 and 1998 following the adoption of Financial Reporting Standard No. 13 "Derivatives and Financial Instruments" in the year ended 31 December 1999.

All of the Cantab Group's short term investments were placed with banks at fixed rates of interest for between one and six months and earned interest of between 3.8075% and 6.5% in the year ended 31 December 1999. Cash at bank earned interest at the floating value offered by the relevant financial institutions at the time.

Currency exposure

The Cantab Group's functional currency is sterling and it has no trading overseas subsidiaries. At 31 December 1999 the Cantab Group held monetary liabilities of £145,000 (1998: £62,000) in currency other than sterling in addition to the cash at bank held in US dollars disclosed above. Foreign exchange differences on realisation of these assets and liabilities are taken to the profit and loss account.

Fair values

There is no material difference between the fair value of financial assets and the carrying values referred to above because of the short maturity period of the financial assets. The fair value of financial liabilities, calculated using discounted cash flows, is not materially different from book value.

Financial instruments held for trading purposes

The Cantab Group does not trade in financial instruments.

19. *Called up share capital*

	Number	*Nominal value £'000*
Authorised		
At 31 December 1997 (5p ordinary shares)	25,000,000	1,250
At 31 December 1998 (2p ordinary shares)	62,500,000	1,250
At 31 December 1999 (2p ordinary shares)	62,500,000	1,250
Allotted, called up and fully paid		
At 31 December 1997 (5p ordinary shares)	16,507,000	825
At 31 December 1998 (2p ordinary shares)	41,414,000	828
At 31 December 1999 (2p ordinary shares)	44,067,000	881

On 18 March 1997, 621,762 ordinary shares were issued with a total nominal value of £31,088 at a price of £9.65 per share to Glaxo Wellcome plc. This equity investment formed part of the total consideration paid by Glaxo Wellcome plc for development and marketing rights to DISC HSV, a vaccine for the treatment and prevention of genital herpes.

In addition, 163,450 ordinary shares were allotted during 1997 with a total nominal value of £8,173, for a consideration of £715,000, following the exercise of options by employees under the company's share option schemes.

On 22 May 1998, all authorised and issued shares were sub-divided and consolidated in the ratio of five for two into ordinary shares of 2 pence.

During 1998, 146,000 (as restated) ordinary shares were allotted with a total nominal value of £2,900, for a consideration of £170,000, following the exercise of options by employees under Cantab's share option schemes.

During 1999, 85,806 ordinary shares were allotted with a total nominal value of £1,716, for a consideration of £79,639, following the exercise of options by employees under the company's share option schemes.

Also during 1999 2,566,945 ordinary shares with a nominal value of £51,339 in the form of American Depository Shares ('ADSs') were allotted to ImmuLogic Pharmaceutical Corporation. The consideration for these shares was two development stage vaccine programmes for the treatment of nicotine and cocaine addiction with a value of £1,807,000 together with £3,601,000 in cash being in total £5,408,000.

20. *Options in shares of Cantab Pharmaceuticals plc*

Options have been granted for 2p (1997: 5p) ordinary shares as follows:

Exercise price 5p shares	*No of shares 31 December 1997*	*Exercise price 2p shares*(3)	*Number of Shares 1998*(3)	*Number of Shares 1999*	*Period within which options exercisable from*	*to*
5p	9,800	2p	–	–	01.01.95	23.01.99
$10.00	14,500	$4.00	33,750	31,250	18.05.95	01.05.02
$9.25	10,550	$3.70	26,375	26,250	23.07.95	23.07.02
$8.75	25,480	$3.50	61,950	61,950	21.05.96	21.05.03
$8.75	33,000	$3.50	82,500	82,500	01.06.96	01.06.03
$9.125	10,000	$3.65	–	–	22.07.96	22.07.00
£3.64	15,142(1)	£1.46	34,639(1)	–	01.01.99	01.07.99
£4.80	7,590	£1.92	18,975	18,975	14.04.97	14.04.04
£4.62	10,000	£1.84	7,500	7,500	01.06.97	01.06.01
£4.61	6,000	£1.84	–	–	09.06.97	09.06.04
£3.93	48,500	£1.57	97,500	97,500	05.12.97	05.12.04
£1.38	64,000	£0.55	127,500	77,500	31.05.98	31.05.05
£1.65	9,000	£0.66	8,750	8,750	21.09.98	21.09.05
£3.38	2,000	£1.35	3,750	3,750	19.12.98	19.12.05
£5.08	2,000	£2.03	5,000	5,000	22.03.99	22.03.06
£6.80	39,800	£2.72	73,000	67,000	11.06.99	11.06.06
£6.33	26,000	£2.53	65,000	65,000	14.08.99	14.08.06
£5.04	27,900(2)	£2.02	64,614(2)	60,852(2)	01.11.01	01.05.02
£6.30	97,079	£2.52	226,447	223,947	12.12.99	12.12.06
£6.30	1,000	£2.52	2,500	2,500	16.12.99	16.12.06
£9.175	20,750	£3.67	51,875	50,000	23.05.00	23.05.07
£9.175	16,500	£3.67	33,750	33,750	05.06.00	05.06.07
£6.90	5,500	£2.76	13,750	13,750	07.08.00	07.08.07
£7.26	3,250	£2.90	6,875	6,875	21.11.00	21.11.07
£6.75	3,750	£2.70	7,500	5,000	19.12.00	19.12.07
	–	£2.92	53,750	53,750	03.03.01	03.03.08
	–	£2.75	10,000	10,000	29.05.01	29.05.08
	–	£2.62	10,000	10,000	11.06.01	11.06.08
	–	£2.29	10,625	10,625	12.08.01	12.08.08
	–	£1.82	70,062(4)	62,290(4)	01.10.03	01.04.04
	–	£2.30	18,750	18,750	12.11.01	12.11.08
	–	£2.02	30,000	30,000	22.12.01	22.12.08
	–	£2.02	22,500	18,750	22.12.01	22.12.08
	–	£2.20	–	18,750	16.03.02	16.03.09
	–	£2.00	–	18,875	20.05.02	20.05.09
	–	£2.00	–	80,060	20.05.02	20.05.09
	–	£1.94	–	11,248	10.06.02	10.06.09
	–	£1.88	–	128,284	29.07.02	29.07.09
	–	£1.615	–	99,756	25.08.02	25.08.09
	–	£1.605	–	41,274	01.09.02	01.09.09
	–	£1.57	–	152,579	13.09.02	13.09.09
	–	£1.53	–	15,300	20.09.02	20.09.09
	–	£1.265	–	10,644	28.10.02	28.10.09
	–	£2.105	–	3,466	16.12.02	16.12.09

(1) Options granted on 26 November 1993 under Cantab's Sharesave Scheme at 80% of the middle market quotation price of ordinary shares listed on the London Stock Exchange. The Sharesave Scheme is a save as you earn share option scheme over a 5 year period available to the group's employees.

(2) Options granted on 1 November 1996 under Cantab's Sharesave Scheme at 80% of the middle market quotation price of ordinary shares listed on the London Stock Exchange.

(3) On 22 May 1998, all authorised and issued shares were sub-divided and consolidated in the ratio of five for two into ordinary shares of 2 pence. All historical share option data has been restated as if the share split had already taken place at the time of issue.

(4) Options granted on 30 September 1998 under Cantab's Sharesave Scheme at 80% of the middle market quotation price of ordinary shares listed on the London Stock Exchange.

21. *Acquisitions*

On 26 February 1997 the Cantab Group acquired 45% of the share capital of Phogen Limited. The consideration for the transaction was £45. The transaction has been accounted for using equity accounting.

Apart from the initial share transactions, Phogen Limited remained dormant throughout the year ended 31 December 1997. The acquisition by the Cantab Group represents the initial subscription for 900 'A' ordinary shares of 5p each in Phogen Limited under the terms of a joint venture agreement and no goodwill arose on this transaction.

22. *Share premium account and reserves*

	Share premium account £'000	*Non-distributable reserve £'000*	*Profit and loss account £'000*
At 1 January 1997	52,324	4,764	(19,005)
Premium on share issues	6,676	–	–
Expenses of share issues	(14)	–	–
Retained loss for the year	–	–	(3,249)
At 1 January 1998	58,986	4,764	(22,254)
Premium on share issues	167	–	–
Retained loss for the year	–	–	(7,227)
At 1 January 1999	59,153	4,764	(29,481)
Premium on share issues	5,435	–	–
Expenses of share issues	(355)	–	–
Retained loss for the year	–	–	(8,730)
At 31 December 1999	64,233	4,764	(38,211)

The non-distributable reserve represents the merger reserve arising on consolidation.

23. *Reconciliation of movement in shareholders' funds*

	1999 £'000	*1998 £'000*	*1997 £'000*
Loss for the year	(8,730)	(7,227)	(3,249)
Share capital issued	53	3	39
Premium arising on issue of share capital	5,435	167	6,676
Expenses of share issues	(355)	–	(14)
Net (decrease)/increase in shareholders' funds	(3,597)	(7,057)	3,452
Shareholders' funds at 1 January	35,264	42,321	38,869
Shareholders' funds at 31 December	31,667	35,264	42,321

24. *Reconciliation of operating loss to net cash (outflow) from operating activities*

	1999 £'000	1998 £'000	1997 £'000
Operating loss	(10,360)	(9,852)	(6,030)
Foreign currency gain/(loss)	90	(11)	3
	(10,270)	(9,863)	(6,027)
Depreciation on tangible fixed assets	1,263	468	2,088
Amortisation of intangible fixed assets	165	–	–
Release of lease incentive	(269)	(16)	–
Reversal of diminution in value of fixed assets (see note 12)	–	(450)	–
Profit on disposal of fixed assets	–	(2)	(1)
Decrease/(increase) in debtors	592	(301)	(407)
Increase in trade creditors	100	538	105
(Decrease)/increase in other taxation and social security	(169)	150	46
(Decrease)/increase in accruals and deferred income	(351)	289	1,418
(Decrease)/increase in other creditors	(647)	716	117
Net cash (outflow) from operating activities	(9,586)	(8,471)	(2,661)

25. *Reconciliation of net cash flow to movement in net funds*

	1999 £'000	1998 £'000	1997 £'000
Increase/(decrease) in cash in the year	891	1,419	(2,535)
Cash outflow from repayment of finance leases	163	36	119
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(6,025)	(11,964)	8,018
Cash received on inception of finance leases	(96)	(391)	–
Movement in net funds in the year	(5,067)	(10,900)	5,602
Net funds at 1 January	30,856	41,756	36,154
Net funds at 31 December	25,789	30,856	41,756

26. *Analysis of net funds*

	Net cash Cash at bank and in hand £'000	Liquid resources Short term investments £'000	Debt Finance leases £'000	Net Funds £'000
At 1 January 1997	3,853	32,420	(119)	36,154
Cashflow	(2,535)	8,018	119	5,602
At 1 January 1998	1,318	40,438	–	41,756
Cashflow	1,419	(11,964)	(355)	(10,900)
At 1 January 1999	2,737	28,474	(355)	30,856
Cashflow	891	(6,025)	67	(5,067)
At 31 December 1999	3,628	22,449	(288)	25,789

27. *Capital commitments*

	1999 £'000	1998 £'000	1997 £'000
Capital expenditure that has been contracted for but has not been provided for in the financial statements	–	330	164

28. *Contingent liabilities*

At 31 December 1997, the Cantab Group was committed to the contruction of new premises which were due to be completed in 1998. Under the terms of the agreement dated 28 July 1997, the Cantab Group entered into a bond to pay Trinity College the sum of £500,000 in the event that Cantab failed to complete the tenant works by 1 October 1999. These works were completed during 1998.

There were no contingent liabilities at 31 December 1998 or 1999.

29. *Financial commitments*

Operating leases

At 31 December the Cantab Group had annual commitments under non-cancellable operating leases, as follows:

	1999		*1998*		*1997*	
	Land and buildings £'000	*Other £'000*	*Land and buildings £'000*	*Other £'000*	*Land and buildings £'000*	*Other £'000*
Expiring within one year	–	–	–	10	277	9
Expiring between two and five years inclusive	148	117	145	99	–	31
Expiring over five years	744	–	744	–	134	–
	892	117	889	109	411	40

30. *Related party transactions*

Phogen Limited is a related party of the Cantab Group in which the Cantab Group has a 45% interest in the share capital and 50% of the voting rights. During 1999 the Cantab Group recharged £42,000 (1998: £34,000, 1997: nil) to Phogen Limited. The amount outstanding at 31 December 1999 was £89,000 (1998: £34,000, 1997: nil).

There were no material transactions with other related parties during the years covered by this financial information.

SECTION B: UNAUDITED PRELIMINARY STATEMENT OF RESULTS OF THE CANTAB GROUP FOR THE YEAR ENDED 31 DECEMBER 2000

The following is the full text of the unaudited preliminary statement of results of the Cantab Group announced on 19 February 2001.

"Highlights

- Revenues increase to £8.4m from £6.1m
- Net loss decreases to £3.9m from £8.7m
- Number of products in clinical development increases from four to six
- Rights regained to DISC-PRO vaccine, £5.75m payment received
- The Boards of Cantab and Xenova announced a merger of the two companies on 19 February 2001.

Cambridge, UK, 19 February 2001 – Cantab Pharmaceuticals plc (LSE: CTB; Nasdaq: CNTBY) today announced its preliminary financial results for the year ended 31 December 2000.

Cantab reported total revenues of £8.4m for 2000, an increase of 38% compared to £6.1m in 1999. Revenues of £2.4m were earned under the agreement between Cantab and GlaxoWellcome plc (now GlaxoSmithKline plc, "GSK") to develop TA-HSV as a treatment for genital herpes, with additional revenues from Celltech Group plc and Pfizer Inc. Revenues also included a payment of £5.75m from GSK resulting from the mandatory return to Cantab by GSK of the rights to the DISC-PRO vaccine for preventing herpes simplex disease, following completion of the merger of GlaxoWellcome plc and SmithKline Beecham plc.

Operating expenses for 2000 decreased to £14.8m from £16.4m in 1999. This resulted mainly from lower contract development costs incurred for TA-HSV, with associated lower revenues earned from GSK in 2000 compared with 1999. The reduced operating expenses, together with the receipt of £5.75m, resulted in a net loss for the year ended 31 December 2000 of £3.9m after R&D tax credits (not available previously, and estimated to be £1.2m for the year ended 31 December 2000), a decrease of 55% from £8.7m in 1999.

As at 31 December 2000 Cantab had £15.3m in cash and short term investments compared with £26.1m at 31 December 1999. This figure does not include the £5.75m from GSK, for which payment was received in January 2001.

Nick Hart, acting chief executive, commented:

> "Significant progress was made during the year in expanding Cantab's product portfolio and progressing products through the clinical development process. Although our genital warts vaccine failed to reach the desired endpoint in a Phase II trial, with the return of the rights to DISC-PRO we ended the year with six products in clinical development compared with four at the start of the year. Regaining the rights to DISC-PRO provides the potential to realise significant additional value from the product through further commercialisation.
>
> Recognising the need for consolidation, we announced a strategic review in October 2000. Following discussions with a large number of companies, from the UK and overseas, we concluded that a merger with Xenova provides the foundation to unlock the inherent potential in our portfolio and technologies."

Mr Hart then summarised operational activities for 2000.

- GSK completed enrolment of 485 patients into a Phase II trial of TA-HSV as a treatment for recurrent genital herpes. Follow-up continues, with results due later this year.
- Significant development work was carried out on DISC-PRO prior to its return to Cantab by GSK at the end of the year. Planning for a clinical immunogenicity study, Phase III registration studies and commercialisation of the product is under way.
- Following further positive trial results in the target species, Pfizer Inc. moved DISC-BHV into the development phase. DISC-BHV, a vaccine to prevent respiratory herpes in cattle, is based on Cantab's proprietary DISC technology.
- An open-label Phase IIa trial of TA-HPV, designed to prevent the recurrence of cervical cancer, commenced at two UK centres. Patients with high-grade ano-genital dysplasia are being vaccinated and will be reviewed at six months.

Consolidated Balance Sheet

	Notes	As at 31 December 2000 Unaudited £'000	As at 31 December 1999 Audited £'000
Fixed assets			
Intangible assets	4	1,460	1,642
Tangible assets		7,741	8,603
		9,201	10,245
Current assets			
Debtors: amounts falling due within one year		7,785	642
Short term investments	5	12,513	22,449
Cash at bank and in hand		2,744	3,628
		23,042	26,719
Creditors: amounts falling due within one year		(3,341)	(4,378)
Net current assets		19,701	22,341
Total assets less current liabilities		28,902	32,586
Creditors: amounts falling due after more than one year		(507)	(911)
Provisions for liabilities and charges			
Investment in joint venture:			
Share of gross assets		32	40
Share of gross liabilities		(53)	(48)
		(21)	(8)
Net assets		28,374	31,667
Capital and reserves			
Called up share capital		888	881
Share premium account		64,846	64,233
Non-distributable reserve		4,764	4,764
Profit and loss account		(42,124)	(38,211)
Equity shareholders' funds		28,374	31,667

Consolidated Cash Flow Statements

	Notes	Year ended 31 December 2000 Unaudited £'000	Year ended 31 December 1999 Audited £'000
Net cash (outflow) from operating activities	6	(12,084)	(9,586)
Returns on investments and servicing of finance			
Interest received and similar income		1,208	1,706
Interest element of finance lease payments		(18)	(16)
Net cash inflow from returns on investments and servicing of finance		1,190	1,690
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(383)	(1,196)
Sale of tangible fixed assets		1	360
Net cash (outflow) from capital expenditure		(382)	(836)
Net cash (outflow) before management of liquid resources and financing		(11,276)	(8,732)
Management of liquid resources			
Reduction in short term investments	5	9,936	6,025
Net cash inflow from management of liquid resources		9,936	6,025
Financing			
Proceeds from share issues		619	3,681
Expenses paid in connection with share issues		–	(355)
Cash received on inception of finance leases		–	96
Repayment of principal under finance leases		(163)	(163)
Lease incentive received		–	339
Net cash inflow from financing		456	3,598
(Decrease)/increase in cash for the year	7	(884)	891
Total movement in cash and short term investments			
(Decrease)/increase in cash for the year		(884)	891
Change in short term investments	7	(9,936)	(6,025)
Net (decrease) in cash and short term investments		(10,820)	(5,134)

Notes to preliminary financial results

1. Following the successful merger between Glaxo Wellcome plc and SmithKline Beecham plc on 27 December 2000, a £5.75m payment due from Glaxo Wellcome plc is included in revenue. The payment relates to the return of the rights to the DISC HSV Prophylactic vaccine to Cantab Pharmaceuticals Research Limited. The payment was received in full on 22 January 2001.

2. From 1 April 2000 the group is entitled to claim tax credits for certain research and development expenditure. The amount shown is an estimate of the credit receivable by the group for the year ended 31 December 2000. These amounts have still to be agreed with the Inland Revenue.

3. Basic and diluted loss per share are calculated by dividing the loss after taxation of £3,913,000 (1999: £8,730,000) by the weighted average number of ordinary shares in issue during the year of 44,355,750 (1999: 43,488,650, excluding those held in the Employee Trust which are treated as cancelled). The company has no potential dilutive ordinary shares in issue.

4. Intangible assets represent the intellectual property which was acquired in February 1999. It has been capitalised at cost and is being amortised on a straight line basis over a prudent estimate of the economic life of the asset, having taken into account the risk factors associated with developing a pharmaceutical product. The amortisation period in this instance is 10 years.

5. Short term investments comprise deposits which are not repayable on demand.

6. Reconciliation of operating loss to net cash (outflow) from operating activities

	Year ended 31 December 2000 Unaudited £'000	*Year ended 31 December 1999 Audited £'000*
Group operating loss	(6,438)	(10,360)
Foreign currency gain	112	90
Depreciation on tangible fixed assets	1,197	1,263
Amortisation of intangible fixed assets	181	165
Release of lease incentive	(296)	(269)
(Increase)/decrease in debtors	(5,981)	592
(Decrease)/increase in trade creditors	(376)	100
Increase/(decrease) in other taxation and social security	44	(169)
(Decrease) in accruals and deferred income	(541)	(351)
Increase/(decrease) in other creditors	14	(647)
Net cash (outflow) from operating activities	(12,084)	(9,586)

7. Reconciliation of net cash flow to movement in net funds

	Year ended 31 December 2000 Unaudited £'000	*Year ended 31 December 1999 Audited £'000*
(Decrease)/increase in cash in the year	(884)	891
Cash outflow from repayment of finance leases	163	163
Cash (inflow) from (decrease) in liquid resources	(9,936)	(6,025)
Cash received on inception of finance leases	–	(96)
New finance leases	(17)	–
Movement in net funds in year	(10,674)	(5,067)
Net funds at 1 January	25,789	30,856
Net funds at 31 December	15,115	25,789

8. These financial statements have been prepared in accordance with UK GAAP and with the same accounting policies as set out on page F12 of our 1999 Annual Report. The preliminary statement was approved by the Board of Directors on 14 February 2001.

9. This preliminary statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts of the company for the year ended 31 December 1999 have been delivered to the Registrar of Companies, upon which the company's auditors have given a report which was unqualified and did not contain a statement under section 237(2) or section 237(3) of that Act. The full financial statements for the year ended 31 December 2000 reported on by the auditors have still to be signed and delivered to the Registrar of Companies."

PART IV

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS OF THE ENLARGED GROUP

The following unaudited pro forma statement of net assets of the Enlarged Group as at 31 December 2000, based on the unaudited consolidated balance sheets of Xenova and Cantab at that date, has been prepared to illustrate the effect of the Merger as if the Merger had taken place on 31 December 2000. The pro forma statement of net assets has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Enlarged Group.

Pro forma statement of net assets of the Enlarged Group

		Adjustments		
	Xenova 31 December 2000 (Note 1) £'000	*Cantab 31 December 2000 (Note 2) £'000*	*Other adjustments (Note 3) £'000*	*Pro forma £'000*
Fixed assets				
Intangible fixed assets	–	1,460	23,082[(a)]	24,542
Tangible fixed assets	543	7,741	–	8,284
Total fixed assets	543	9,201	23,082	32,826
Current assets				
Debtors: due within one year	1,510	7,785	–	9,295
Investments	1,721	12,513	–	14,234
Cash at bank and in hand	10,512	2,744	(3,300)[(b)]	9,956
Total current assets	13,743	23,042	(3,300)	33,485
Creditors: amounts falling due within one year	(2,390)	(3,341)	–	(5,731)
Net current assets	11,353	19,701	(3,300)	27,754
Total assets less current liabilities	11,896	28,902	19,782	60,580
Creditors: amounts falling due after more than one year	–	(507)	–	(507)
Provision for liabilities and charges	(20)	(21)	–	(41)
Net assets	11,876	28,374	19,782	60,032

Note

1. The net assets of Xenova as at 31 December 2000 have been extracted without material adjustment from the unaudited preliminary statement of Xenova for the year ended 31 December 2000 set out in Section B of Part II of this document.
2. The net assets of Cantab as at 31 December 2000 have been extracted without material adjustment from the unaudited preliminary statement of Cantab for the year ended 31 December 2000 set out in Section B of Part III of this document.
3. The other adjustments comprise the following items:
   (a) The Xenova Directors consider that the transaction will be accounted for as an acquisition and, therefore, goodwill has been calculated as £23,082,000 being the difference between total consideration of £48,156,000, plus advisers' fees of both companies of £3,300,000, and the net assets of Cantab acquired of £28,374,000. Consideration has been calculated based on the number of Cantab Shares in issue as at the latest practicable date prior to the date of this document (44,412,341) and an offer price of £1.084 per Cantab Share (based on the Closing Price of Xenova Shares of 69 pence on 28 February 2001, being the latest practicable date prior to publication of this document);
   (b) An adjustment to cash has been made representing estimated expenses to be incurred by both companies in connection with the Merger.
4. The actual goodwill to be recognised in the accounts of Xenova will be calculated based on the fair values of the assets of Cantab and the consideration for the Merger Offer, both calculated at the date the Merger Offer becomes or is declared unconditional in all respects.
5. No adjustment has been made to reflect the trading or transactions of Xenova or Cantab subsequent to 31 December 2000.

Report from PricewaterhouseCoopers in respect of the unaudited pro forma statement of net assets of the Enlarged Group

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Harman House
1 George Street
Uxbridge
Middlesex UB8 1QQ

The Directors and Proposed Directors
Xenova Group plc
240 Bath Road
Slough
Berkshire
SL1 4EF

The Directors
Nomura International plc
1 St Martin's Le-Grand
London
EC1A 4NP

1 March 2001

Dear Sirs

Xenova Group plc (the "Company")

We report on the unaudited pro forma statement of net assets of the Enlarged Group ("pro forma statement of net assets") set out in Part IV of the Company's listing particulars dated 1 March 2001. The pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the proposed merger with Cantab Pharmaceuticals plc might have affected the unaudited consolidated net assets of the Company as at 31 December 2000.

Responsibilities

It is the responsibility solely of the directors and proposed directors of the Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statement of Investment Circular Reporting Standards and Bulletin 1998/8 'Reporting on pro forma financial information pursuant to the Listing Rules' issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors and the proposed directors of the Company.

Opinion

In our opinion:

(a) the pro forma statement of net assets has been properly compiled on the basis stated;

(b) such basis is consistent with the Company's accounting policies; and

(c) the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

PART V

ADDITIONAL INFORMATION

1. Responsibility statements

(1) *Xenova*

The Xenova Directors, whose names appear in paragraph 2(1) below, and the Proposed Directors whose names appear in paragraph 2(3) below, accept responsibility for the information contained in this document, other than, in the case of the Xenova Directors, that relating to the Cantab Group and the Cantab Directors and their immediate families and persons connected with them (within the meaning of section 346 of the Act). To the best of the knowledge and belief of the Xenova Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(2) *Cantab*

Cantab and the Cantab Directors (including, for the avoidance of doubt, the Proposed Directors), whose names appear in paragraph 2(2) below, accept responsibility for the information contained in this document relating to the Cantab Group and the Cantab Directors and their immediate families and persons connected with them (within the meaning of section 346 of the Act). To the best of the knowledge and belief of the Cantab Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors

(1) *Xenova Directors*

John Bernard Haysom Jackson - *Non-executive Chairman* (71)
David Aufrere Oxlade - *Chief Executive* (51)
Daniel Abrams - *Chief Financial Officer* (45)
Michael Moore - *Chief Scientific Officer* (58)
John Waterfall - *Research and Development Director* (53)
Paul Bevan - *Non-executive Director* (52)
Peter Lewis Gillett - *Non-executive Director* (58)
Adrian Llewellyn Harris - *Non-executive Director* (50)
Thomas Ronald Irwin - *Non-executive Director* (65)
Howard Stanley Wachtler - *Non-executive Director* (52)

The business address of each of the Directors is 240 Bath Road, Slough, Berkshire SL1 4EF.

(2) *Cantab Directors*

Simon Patrick Duffy - *Non-executive Chairman* (51)
Nicholas Lucas Hart - *Acting Chief Executive and Chief Operating Officer* (46)
Stephen Charles Inglis - *Research Director* (48)
John St Clair Roberts - *Medical Director* (47)
Jeremy Lawrence Curnock Cook - *Non-executive Director* (51)
Gerard Howard Fairtlough - *Non-executive Director* (70)
Michael Redmond - *Non-executive Director* (56)

The business address of each of the Cantab Directors is 310 Cambridge Science Park, Cambridge CB4 0WG.

(3) *Proposed Directors*

Simon Patrick Duffy - *Non-executive Deputy Chairman*
Nicholas Lucas Hart - *Commercial Director*
John St Clair Roberts - *Medical Director*
Stephen Charles Inglis - *Research Director*
Gerard Howard Fairtlough - *Non-executive Director*

The business address of each of the Proposed Directors is 240 Bath Road, Slough, Berkshire SL1 4EF.

3. Xenova

(1) Xenova was incorporated and registered in England on 19 March 1992 under the Act as a private company limited by shares with registered number 2698673 and with the name Trushelfco (No. 1796) Limited. On 22 May 1992, the name of the Company was changed to Xenova Group Limited. On 23 October 1992, the Company re-registered as a public limited company under the Act and changed its name to Xenova Group plc. The Company was floated on NASDAQ in 1994 and its Ordinary Shares were admitted to the Official List on 19 December 1996.

(2) The Company's registered office and principal place of business is at 240 Bath Road, Slough, Berkshire SL1 4EF.

(3) Xenova is the holding company of the Xenova Group. The operations of the Xenova Group are currently carried out by its wholly-owned subsidiary, Xenova Limited.

4. Share Capital

(1) There have been no changes in the amount of Xenova's issued share capital in the three years preceding the date of this document other than those set out in this paragraph 4(1).

On 20 March 1998, 478,584 Ordinary Shares were issued to Warner-Lambert at a price of £2.09 per share. Warner-Lambert subscribed for these shares pursuant to the collaboration agreement referred to in paragraph 9(1)(C) below.

On 1 October 1998, 19,111,450 Ordinary Shares were issued by way of a placing and open offer at a price of £0.55 per share.

Between 31 March 1999 and 31 January 2000, 9,555,725 Ordinary Shares were issued at a price of £0.70 per share on the exercise of warrants issued as part of the 1998 placing and open offer.

On 5 July 1999, 2,150,038 Ordinary Shares were issued by way of a placing at a price of £0.85 per share.

On 9 August 2000, 14,425,540 Ordinary Shares were issued by way of a placing and open offer at a price of £0.69 per share.

As part of the placing and open offer on 9 August 2000, Warrants were issued to subscribe for 11,828,129 Ordinary Shares at a price of £0.85. As at 28 February 2001 (being the latest practicable date prior to publication of this document), 9,824 Ordinary Shares had been issued on the exercise of such Warrants.

During the three years preceding 28 February 2001 (being the latest practicable date prior to publication of this document) the following Ordinary Shares were issued as a result of share options being exercised:

Date of issue	*Number of Ordinary Shares*	*Issue price*
12 March 1998	10	£4.36
12 March 1998	6	£3.35
29 June 1998	6,786	£0.78
26 June 1999	5	£5.84
26 June 1999	5	£2.34
25 February 2000	10,000	£1.75
3 March 2000	40,000	£2.72
3 March 2000	25,000	£2.34
10 March 2000	10,000	£1.75
22 March 2000	4,000	£3.35
22 March 2000	7,500	£2.72
22 March 2000	8,000	£2.34
22 March 2000	6,000	£2.72

(2) The authorised share capital of Xenova at the date of this document is £10,000,000 divided into 100,000,000 Ordinary Shares of which 69,252,401 Ordinary Shares have been issued and fully paid or credited as fully paid and 30,747,599 remain unissued.

(3) Assuming full acceptance of the Merger Offer and without taking into account any shares issued on exercise of outstanding options under the Cantab Share Option Schemes, the Xenova Share Option Schemes or pursuant to the Warrants, the authorised share capital of Xenova following the Merger will be £20,000,000 divided into 200,000,000 Ordinary Shares of which 139,043,222 will be issued and fully paid or credited as fully paid.

(4) The following table sets out details of options to subscribe for Ordinary Shares outstanding as at 28 February 2001 (being the latest practicable date prior to publication of this document) under the Xenova Share Option Schemes (all of which were granted for no consideration):

Number of Ordinary Shares	*Exercise price*	*Exercise period*
100,511	£4.36	22 August 1994-11 September 2001
39,481	£5.84	1 March 1993-25 November 2002
7,957	£6.50	31 March 1996-1 May 2003
34,894	£6.74	18 September 1996-18 September 2003
2,500	£8.12	23 February 1997-28 February 2004
74,494	£3.35	23 December 1997-23 December 2004
62,995	£2.34	9 August 1998-9 August 2005
87,550	£2.72	14 March 1998-4 October 2006
382,987	£3.38	25 June 2000-23 June 2007
15,142	£2.06	1 November 2000-1 May 2001
200,000	£2.08	13 March 2001-13 March 2008
14,000	£0.45	1 September 2000-18 November 2008
210,000	£0.32	15 December 2001-12 July 2010
16,000	£1.05	5 May 2002-4 May 2009
100,000	£1.17	27 May 2002-26 May 2009
244,500	£0.88	17 August 2002-16 August 2009
171,881	£0.10	18 August 2002-17 August 2009
10,000	£0.72	17 November 2002-16 November 2009
270,000	£0.87	20 December 2002-19 December 2009
102,298	£0.82	1 September 2002-28 February 2003
129,915	£0.92	1 December 2003-31 May 2004
253,000	£0.77	13 July 2005-12 July 2010
8,000	£3.35	9 August 2000-23 December 2004
269,500	£1.11	18 December 2003-17 December 2010

(5) The following table sets out details of other outstanding options to subscribe for Ordinary Shares as at 28 February 2001 (being the latest practicable date prior to the publication of this document):

Name of optionholder	*Number of Ordinary Shares*	*Exercise price*	*Exercise period*
S Kaye	7,500	£0.88	17 August 2002-16 August 2009
M Waterfield	1,950	£6.50	31 March 1996-31 March 2003
	5,000	£1.05	5 May 2002-5 May 2009
P Workman	5,000	£0.88	17 August 2002-16 August 2009
H Newell	5,000	£0.88	17 August 2002-16 August 2009
D Williams	5,000	£1.05	5 May 2002-5 May 2009

The above are members of the Scientific Advisory Board of Xenova

The above options lapse if they are not exercised within six months of the optionholder ceasing to be a consultant to the Company, unless the Xenova Board resolves otherwise.

(6) The following are holders of warrants over shares in MetaXen:

Name of warrantholder	*Number of MetaXen Shares*	*Exercise price*	*Exercise period*
MMC/GATX Partnership No. 1	14,516	$7.25	5 November 2002-1 July 2007

(7) Save as disclosed in this paragraph 4 or in paragraph 7 below, no share or loan capital of the Company or any Xenova Group company is under option or agreed conditionally or unconditionally to be put under option.

(8) By the ordinary resolution to be proposed at the Extraordinary General Meeting, subject to and conditional on the Merger Offer becoming or being declared unconditional in all respects (save only for admission of the New Xenova Shares to the Official List becoming effective), the authorised share capital of Xenova will be increased from £10,000,000 to £20,000,000 by the creation of an additional 100,000,000 Ordinary Shares, and the Xenova Directors will be generally authorised, pursuant to section 80 of the Act, to allot relevant securities (as defined in that section) up to a maximum aggregate nominal value of £9,257,530, such authority to expire at the conclusion of the annual general meeting of Xenova to be held in 2001. This authority will be in addition to those already granted at the extraordinary general meeting of the Company held on 8 August 2000.

5. Xenova Share Option Schemes

Xenova has established five share option schemes, the Xenova Limited 1988 Share Option Scheme, the Xenova Group 1992 Share Option Scheme, the Xenova Group 1996 Share Option Scheme, the Xenova Group 1996 Savings Related Share Option Plan and the Xenova Deferred Share Bonus Plan. Both the 1992 Scheme and the 1996 Scheme are divided into three sub-schemes, in each case one of which is approved or capable of approval by the Inland Revenue under Schedule 9 to the Income and Corporation Taxes Act 1988 ("the Taxes Act") and the other two of which are unapproved.

Prior to the reorganisation of the Xenova Group in 1992, options were granted under the 1988 Approved Plan to certain executive officers and employees of Xenova Limited. All of the options were granted between 8 August 1988 and 28 May 1992. As part of the reorganisation, the 1988 Approved Plan was discontinued (without prejudice to options already granted) and holders of options under the 1988 Approved Plan exchanged their options to purchase shares in Xenova Limited for options to purchase shares in Xenova.

Since Xenova's admission to the Official List, the Company has adopted the 1996 Scheme, the Savings Related Scheme and the Xenova Deferred Share Bonus Plan. Options already in issue under the 1988 Approved Plan and the 1992 Scheme will remain outstanding but it is intended that no more options will be issued under either the approved or unapproved parts of the 1992 Scheme except for options to be granted pursuant to the existing MetaXen contractual obligations.

In addition some options have been granted outside the schemes to certain consultants and directors.

(A) The Xenova Limited 1988 Share Option Scheme

Options granted under the 1988 Share Option Scheme entitle participants to subscribe for shares at an exercise price which is not less than the market value of a share at the date of grant as determined by the Xenova Board. A sum of £1 is payable as consideration for the grant of an option. Options are non-transferable except in the case of the death of a participant in which case a personal representative is entitled (subject to certain prohibitions) to exercise such options within 12 months from the date of the participant's death. Options granted are normally exercisable between three years and ten years after the date of grant. Options expire on the termination of the employment of the participant other than by reason of death, injury, disability, redundancy, retirement, at or after age 60 or in other circumstances at the discretion of the Xenova Board. Exercise is allowed in the event of an amalgamation, reconstruction, or take-over of the Company. Alternatively options may, with the agreement of the acquiring company, be exchanged for options over shares in the acquiring company or a company associated with the acquiring company. Options may also be exercised in the event of the voluntary winding-up of the Company.

In the event of any increase or variation in the ordinary share capital of the Company by way of capitalisation or otherwise, the number of shares subject to any option and the price upon the exercise of any option may be adjusted by the Xenova Board provided that the adjustment is confirmed in writing by the auditors of the Company to be fair and reasonable in their opinion and it is approved by the Inland Revenue.

(B) The Xenova Group 1992 Share Option Scheme

The terms of the 1992 Share Option Scheme are in all material respects identical to the 1988 Share Option Scheme except as herein stated.

(i) The No. 1 Scheme

This sub-scheme is approved by the Inland Revenue under Schedule 9 to the Taxes Act.

(ii) The No. 2 Scheme

Options under the No. 2 Scheme are subject to a performance target, the attainment of which will normally be a condition precedent to the right to exercise. Where options become exercisable before the usual exercise period, then the option may be exercised either in accordance with the extent to which performance targets have been satisfied as at the relevant date or at the discretion of the Xenova Board.

(iii) The No. 3 Scheme

The No. 3 Scheme is designed to enable the Xenova Board to grant options over Xenova's shares pursuant to an Exchange Rights Agreement dated 4 September 1996 and entered into between Xenova and MetaXen. Holders of options over shares in the capital of MetaXen will be able to exchange those options for options over shares in the capital of Xenova. Such options will be granted on substantially the same terms as the original options over shares in the capital of MetaXen.

(C) The Xenova Group 1996 Share Option Scheme

The 1996 Share Option Scheme is divided into three parts, one of which has been approved by the Inland Revenue under the Taxes Act; the other two parts are not capable of such approval.

The 1996 Share Option Scheme is administered by the Xenova Board. All employees and full-time directors of the Company and participating subsidiaries are eligible to be nominated for participation in the 1996 Share Option Scheme at the invitation of the Xenova Board, which has a discretion in selecting the persons to whom options are to be granted and (subject to the limits set out below) in determining the number and terms of options to be so granted.

Options may normally only be granted in the six weeks following the announcement of the interim or final results of the Company. No payment is required for the grant of an option. No further options may be granted after the tenth anniversary of the date of the first grant of options under the 1996 Share Option Scheme.

Options, which are not transferable, entitle the recipient to acquire (either by purchase or by subscription) Ordinary Shares at an exercise price determined by the Xenova Board. The exercise price may not be less than the average of the middle market quotations of an Ordinary Share as derived from the Official List for the three dealing days prior to the date of grant, or where the option is granted pursuant to an invitation and the invitation so specified, the date of the invitation.

The maximum number of new Ordinary Shares over which an individual participant may be granted an option to subscribe on any date is subject to the following limits:

(i) in the approved part the maximum number may not exceed the limit specified in the Taxes Act (currently £30,000) or the limit applicable under the No. 1 non-approvable part, if lower;

(ii) in the No. 1 non-approvable part the maximum number, when added to those shares in respect of which a participant has been granted options to subscribe in the previous ten years under the scheme, is limited so that the aggregate cost of exercise does not exceed four times a participant's annual pay;

(iii) in the No. 2 non-approvable part the maximum number, when added to those shares in respect of which a participant has been granted options to subscribe in the previous five years under the scheme, is limited to eight times a participant's annual pay of which any options in excess of four times annual pay must be granted by way of super options (see below).

Options granted prior to the admission of Xenova to the Official List are excluded for the purpose of these limits.

When granted any option, the Xenova Board may in the approved part, and must in the non-approvable parts, make it subject to a performance target the attainment of which will normally be a condition precedent to the right to exercise. Subject to this, options are normally exercisable not earlier than three years, or in the case of super options (options which are subject to significantly more demanding performance targets than other options), not earlier than five years, and not later than ten years after their grant. Options may, however, be exercised earlier in certain circumstances following the termination of the employment of a participant. Early exercise is also possible in the event of a change in control, a reorganisation or an amalgamation of Xenova. The terms of options may be adjusted in the event of certain changes in the Company's capital.

(D) The Xenova Group 1996 Savings Related Share Option Plan

The Savings Related Share Option Plan has been approvable by the Inland Revenue under the Taxes Act.

The Savings Related Share Option Plan, which is administered by the Xenova Board, is open to all UK employees of the Company and participating subsidiaries with such fixed period of continuous service (not being in excess of five years) as the Xenova Board may specify. The Xenova Board has discretion to permit other employees to participate.

Whenever the Savings Related Share Option Plan is operated, each eligible employee is given the opportunity to apply for an option to acquire (either by purchase or by subscription) Ordinary Shares, the total exercise price of which does not exceed the monthly contributions and bonus repayable under the save as you earn contract (the "SAYE contract") to be entered into as a condition of the grant of the option. The aggregate monthly contribution payable by an employee under all SAYE (Save As You Earn) contracts may not exceed that from time to time allowed by the Taxes Act, currently £250.

Invitations may normally only be issued to eligible employees within the period starting three weeks before and ending six weeks after the announcement of the interim or final results of the Xenova Group. No payment is required at the grant of an option. No further options may be granted after the tenth anniversary of the first grant of options under the Savings Related Scheme. Options are non-transferable.

The exercise price per Ordinary Share will be determined by the Xenova Board. The exercise price may not be less than an amount equal to 80% of the average of the middle market quotations of an Ordinary Share as derived from the Official List for any three consecutive dealing days (as selected by the Board) falling within the period of 30 days (or 40 days in specified limited circumstances) prior to the date of grant.

In normal circumstances an option may only be exercised while the participant remains employed within the Xenova Group and then only during the period of six months starting with the date on which the bonus under the related SAYE contract is first payable, that is the third, fifth or seventh anniversary of the start of the SAYE contract as selected by the participant when applying for the option. Earlier exercise is permitted in certain circumstances where the participant's employment terminates or in the event of a change of control, a reorganisation or an amalgamation of Xenova. The terms of options may be adjusted in the event of certain changes in the Company's capital.

(E) The Xenova Deferred Share Bonus Plan

All employees of the Xenova Group are eligible for grants of options under the Deferred Share Bonus Plan. Options may usually only be granted within six weeks after the announcement by Xenova of its results for any period, or within six weeks after the end of any period in which the granting of options has been precluded by the Company's rules relating to dealings in its shares by its employees and directors. No further options may be granted after the tenth anniversary of the approval of the Deferred Share Bonus Plan by the Company in general meeting.

Grants of options may only be made to recipients who first agree to invest part of their most recently declared annual bonus in shares in the Company ("Qualifying Shares"). Options, which are non-transferable, entitle the recipient to acquire (either by purchase or subscription) shares in the Company at an exercise price which, in the case of a right to subscribe for shares, shall be the nominal value of such shares, and in other cases shall be nil.

The maximum number of shares over which options may be granted to any individual in the course of a single financial year of the Company is calculated as follows:

(a) take the amount paid by him out of his annual bonus for the previous year to acquire Qualifying Shares (provided this shall be deemed not to exceed 50% of the bonus net of income tax);

(b) on the assumption that such amount was received net of tax, calculate the gross amount;

(c) double it to find the maximum value;

(d) calculate the average price paid by the individual to acquire the shares;

(e) the maximum number of shares is the number whose value (at the price in (d) above) over and above the exercise price of all the shares in the grant is equal to the maximum value.

Options are normally exercisable not earlier than three years and not later than ten years after their grant. Options may, however, be exercised earlier in certain circumstances following the termination of the employment of a participant. Early exercise is also possible in the event of a change in control, a reorganisation or an amalgamation of Xenova. The terms of options may be adjusted in the event of certain changes in the Company's capital.

(F) Limits applying to the 1996 Share Option Scheme, the 1996 Savings Related Scheme and the Deferred Share Bonus Scheme

The 1996 Scheme, the Savings Related Scheme and the Deferred Share Bonus Scheme are subject to the following limits on the number of shares which may be acquired by subscription.

(i) in any ten year period not more than 10% of the equity share capital of the Company may be allocated under all employee share option schemes of the group;

(ii) in any ten year period not more than 5% of the equity share capital of the Company may be allocated under the 1996 Scheme and similar schemes (other than by way of super options);

In any three year period beginning with the date falling three years after the first grant of options, no more than 3% of the equity share capital of the Company may be allocated under the 1996 Share Option Scheme and similar schemes. Options granted within the first three years after the first grant of options are excluded for the purposes of this limit.

For the purposes of these limits options which lapse, by reason of non-exercise or otherwise or which are satisfied by the payment of cash or the transfer of shares, cease to count. The limit referred to in the preceding paragraph may be exceeded provided that the nominal amount of new Ordinary Shares so issued or placed under option (excluding any which lapse) in the previous five years does not exceed 5% of the equity share capital of Xenova. Options granted prior to the admission of Xenova to the Official List are excluded.

6. Summary of certain provisions of the Memorandum and Articles of Association of Xenova

(1) Memorandum of Association

The memorandum of association of Xenova provides that its principal objects include the carrying on of the business of a holding and investment company. The objects of Xenova are set out in full in Clause 4 of the memorandum of association which is available for inspection at the address specified in paragraph 18 below.

(2) Articles of Association

The following is a summary of certain provisions of the articles of association of Xenova:

(A) Rights attaching to shares

(i) *Voting rights* - subject to any special terms as to voting, every member present in person at a general meeting has upon a show of hands one vote, and every member present in person or by proxy has upon a poll one vote for every £0.10 of nominal share capital held by him (Art. 1(C)). Unless the Xenova Board otherwise decides, voting rights may not be exercised by a member who has not paid to the Company all calls and other sums then payable by him in respect of shares in the Company (Art. 70), or by a member who has been served with a disenfranchisement notice after failure to provide the Company with information concerning interests in those shares required to be provided under the Act (Art. 1(D)).

(ii) *Dividends and other distributions* - the Company may, by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Xenova Board (Art. 113). The Xenova Board may pay interim dividends, and also any fixed rate dividend, according to the financial position of the Company. If the Xenova Board acts in good faith, it is not liable to holders of shares with preferred rights for losses arising from the payment of interim dividends on other shares (Art. 114).

The Xenova Board may withhold payment of all or any part of any dividends or other moneys payable in respect of the Company's shares from a person with a 0.25% interest (as defined in Art. 1(D)) in those shares or any class thereof if such a person has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under the Act (Art. 1(D)(vii)(b)).

Except insofar as the rights attaching to or the terms of issue of any share otherwise provide, all dividends will be apportioned and paid pro rata according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid. Dividends may be declared or paid in any currency (Art. 115).

The Xenova Board may, if authorised by an ordinary resolution of the Company, offer ordinary shareholders in respect of any dividend the right to elect to receive Ordinary Shares by way of scrip dividend instead of cash (Art. 122).

Any dividend unclaimed after a period of 12 years from the date when it becomes due for payment will be forfeited and revert to the Company (Art. 120).

The Company may stop sending dividend warrants by post in respect of any shares if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or (ii) one payment remains uncashed or is returned undelivered and reasonable inquiries have failed to establish any new address of the registered holder (Art. 119). The Company must resume sending warrants if the holder claims the arrears (Art. 119).

(B) Transfer of shares

Any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Xenova Board may approve (Art. 33(b)) or may transfer all or any of his uncertificated shares by means of a relevant system in the manner provided for by the Uncertificated Securities Regulations 1995 (Art. 33(a)). In the case of certificated shares, the instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee. In the case of both certificated and uncertificated shares, the transferor is deemed to remain the holder until the transferee's name is entered in the register (Art. 34). The Xenova Board may decline to register any transfer of any share which is not a fully paid share (Art. 35), although the Company has given an undertaking to the UKLA that this right will not be used in circumstances in which it might prevent dealings in the shares from taking place on an open and proper basis. The Xenova Board may also decline to register a transfer of a certificated share unless the instrument of transfer:

(i) is lodged with the Company accompanied by the relevant share certificate and such other evidence of the right to transfer as the Xenova Board may require;

(ii) is in respect of only one class of share; and

(iii) if to joint transferees, is in favour of not more than four such transferees (Art. 36(B)).

However, the Company may only decline to register a transfer of an uncertificated share in the circumstances set out in the Regulations (see above) and where, in the case of a transfer to joint holders, the number of joint holders exceeds four (Art. 36(A)).

The Xenova Board may decline to register a transfer of the Company's shares by a person with a 0.25% interest (as defined in Art. 1(D)) in those shares or any class thereof if such a person has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under the Act unless the transfer is shown to the Xenova Board to be pursuant to an arm's length sale (as defined in Art. 1(D)(vii)).

(C) Alteration of share capital

The Company may by ordinary resolution increase consolidate or sub-divide its share capital (Art. 44);

The Company may also, subject to the provisions of the Act and to any rights of the holders of any class of shares purchase its own shares (Art. 7) and by special resolution reduce its share capital, any capital redemption reserve and any share purchase account in any way (Art. 46).

(D) Variation of rights

Rights attached to any class of share may be varied, either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares the necessary quorum at such a meeting shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class in question (except at any adjourned meeting when any person holding shares of the class or his proxy is a quorum) (Art. 8).

(E) General meetings

Annual general meetings will be held in accordance with the requirements of the Act (Art. 48). The Xenova Board may convene an extraordinary general meeting whenever it thinks fit (Arts. 47 and 49).

(F) Directors

(i) There is no age limit for directors (Art. 77).

(ii) A director need not be a member of Xenova (Art. 78).

(iii) Directors may be appointed by ordinary resolution of Xenova (Art. 79) or by the Xenova Board. Any director appointed by the Xenova Board holds office only until the next following annual general meeting and is not taken into account in determining the directors who are to retire by rotation at that meeting (Art. 80).

(iv) At every annual general meeting of the Company, as nearly as possible one-third of the directors shall retire from office (Art. 81). The directors to retire on each occasion are those who have been longest in office since their last appointment or re-appointment, and as between those who were appointed or re-appointed on the same day, those to retire shall (unless they otherwise agree among themselves) be chosen by lot (Art. 82).

(v) Each of the directors will be paid a fee at such rate as may from time to time be determined by the Xenova Board, but the aggregate of all such fees so paid to the directors shall not exceed £200,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company (Art. 1(F)). Any director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Xenova Board or any committee authorised by the Xenova Board may decide whether in addition to or in lieu of his remuneration as a director (Art. 89). In addition any director who performs services which in the opinion of the Xenova Board or any committee authorised by the Xenova Board go beyond the ordinary duties of a director, may be paid as much extra remuneration as the Xenova Board or any committee authorised by the Xenova Board may determine (Art. 90). Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and retiring from meetings of the Xenova Board or committees of the Xenova Board or general meetings of the Company or any other meeting which, as a director, he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred in the conduct of the Company's business or in the discharge of his duties as a director (Art. 91).

(vi) Subject to the provisions of the Act, and provided he has declared the nature of his interest to the Xenova Board (if he knows of it), a director is not disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever (Art. 93(A)). A director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director and may be paid such extra remuneration for so doing as the Xenova Board or any committee authorised by the Xenova Board may decide (Art. 93(B)).

(vii) A director shall not vote on or count in the quorum in relation to any resolution of the Xenova Board concerning his own appointment, or the settlement or variation of the terms of the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested (Art. 93(E)).

(viii) A director shall not vote on or be counted in the quorum in relation to any resolution of the Xenova Board in respect of any contract in which he has in interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest, and if he does so his vote will not be counted. This prohibition does not apply to material interests arising from (a) the giving to the director of any guarantee, indemnity or security in respect of money lent by him or another person on behalf of a Xenova Group company, (b) the giving of any guarantee, indemnity or security in respect of a debt or obligation of a Xenova Group company for which the director has assumed responsibility under a guarantee or indemnity or by giving security, (c) any offering of securities by a Xenova Group company, in which offer the director is or may be entitled to participate as a holder of securities, or in the underwriting or sub-underwriting of which the director is to participate, (d) any contract in which the director is interested by virtue of any interest in Xenova securities or any other interest, (e) any contract with another company (not being a company in which he owns one per cent. or more) in which the director is interested, (f) any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme for directors and employees of any Xenova Group company (which does not accord to directors any privilege or advantage not accorded to employees), (g) any contract for the benefit of employees of any Xenova Group company under which the director benefits in a similar (but not preferential) manner, and (h) any contract for the purchase or maintenance for any director of insurance against any liability (Art. 93(F)).

(ix) The Xenova Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or any third party. The Xenova Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure that the aggregate principal amount of all group borrowings (excluding intra-group borrowings) shall not without the previous sanction of an ordinary resolution exceed an amount equal to 1.5 times the adjusted capital plus reserves (as defined in the Articles) (Art. 1(B)).

(x) Subject to the provisions of the Act, the Company may indemnify any director or other officer against any liability and may purchase and maintain for any director or other officer or auditor insurance against any liability - every director or other officer will be indemnified, and, if the Xenova Board so determined, an auditor may be indemnified, out of the assets of the Company against any liability incurred as a director or other officer or as auditor in defending any proceedings (whether civil or criminal) in which judgement is given in his favour or in which he is acquitted or in connection with any application under the Act in which relief from liability is granted to him by the court (Art. 136)

(G) Untraced shareholders

The Company is entitled to sell the shares of untraced members if the shares have been in issue for at least 12 years, at least 3 cash dividends have been payable on the shares during that time, no such dividend has been claimed, no communication has been received from the member, the member has failed to respond within 3 months to advertisements giving notice of the Company's intention to sell and the Company has given notice of such intention to the UKLA (Art. 39).

(H) Record date for service

Any document may be served by Xenova by reference to the register as it stands at any time not more than 15 days before the date of delivery and no change in the register after that time shall invalidate that service. Where any document is served or any person in respect of a share shall be entitled to any further service of that document (Art. 129).

(I) Members resident abroad

Members with registered addresses outside the United Kingdom are not entitled to receive notices from the Company unless they have given the Company an address in the United Kingdom at which such notices may be served (Art. 130).

(J) Uncertificated shares

The articles of association of Xenova permit shares in the Company to be evidenced otherwise than by a certificate, subject to the Uncertificated Securities Regulations 1995, and to be transferred by means of a relevant system (as defined in those Regulations).

7. Interests of the Xenova Directors, Proposed Directors and others

(1) The interests of the Xenova Directors and the Proposed Directors in Ordinary Shares and of the Proposed Directors in Ordinary Shares following the Merger (all of which are beneficial unless otherwise stated), which (a) have been notified by each director pursuant to Section 324 or Section 328 of the Act or (b) are required to be shown in the register maintained under Section 325 of the Act or (c) are interests of a Proposed Director or a connected person of a director or Proposed Director which would, if the connected person were a director, be required to be disclosed under (a) or (b) above, and the existence of which is known to or could with reasonable diligence be ascertained by that director, as at 28 February 2001 (being the latest practicable date prior to publication of this document) and immediately following Admission are and will be as follows:

Xenova Directors' and Proposed Directors' shareholdings

Xenova Director	*Number of Ordinary Shares*	*Percentage of issued share capital prior to Merger %*	*Percentage of enlarged issued share capital following Merger %*[3]
P Bevan	13,512	0.02	0.01
M Moore	32,177	0.05	0.02
D A Oxlade	94,445	0.14	0.07
D Abrams	38,594	0.06	0.03
J Waterfall	4,612	0.01	0.003
J B H Jackson[1]	95,445	0.14	0.07
T R Irwin	20,082	0.03	0.01
H S Wachter	NIL	NIL	NIL
P L Gillett	5,000	0.01	0.004
A L Harris	11,049	0.02	0.01
Proposed Directors			
S P Duffy	NIL	NIL	0.004
N L Hart	NIL	NIL	0.01
S C Inglis[2]	NIL	NIL	0.12
J St Clair Roberts	NIL	NIL	0.004
G H Fairtlough	NIL	NIL	0.09

1 31,572 of JBH Jackson's Xenova Shares are held by John Jackson Consultants Limited, a company of which JBH Jackson owns 50% and his wife 50%.

2 6,250 of the Cantab Shares in which SC Inglis is interested are owned by his wife.

3 Assuming full acceptance of the Merger Offer and without taking into account any shares issued on exercise of outstanding options under the Cantab Share Option Schemes or the Xenova Share Option Schemes or pursuant to the Warrants.

Xenova Directors' Warrants

Xenova Director	*Number of Warrants*	*Exercise price*	*Subscription period*
D A Oxlade	15,740	£0.85	1 Jan. 2001-31 Oct. 2001
D Abrams	5,796	£0.85	1 Jan. 2001-31 Oct. 2001
J Waterfall	768	£0.85	1 Jan. 2001-31 Oct. 2001
M Moore	2,316	£0.85	1 Jan. 2001-31 Oct. 2001
J B H Jackson	4,552	£0.85	1 Jan. 2001-31 Oct. 2001
T R Irwin	3,344	£0.85	1 Jan. 2001-31 Oct. 2001
H S Wachtler	NIL	NIL	
A L Harris	NIL	NIL	
P Bevan	NIL	NIL	
P Gillett	NIL	NIL	
N L Hart	NIL	NIL	
S P Duffy	NIL	NIL	
S C Inglis	NIL	NIL	
J St Clair Roberts	NIL	NIL	
G H Fairtlough	NIL	NIL	

Xenova Directors' and Proposed Directors' interests in share options

(2) Details of options granted, at nil consideration, to Xenova Directors and Proposed Directors which are outstanding at the date of this document are as follows:

Xenova Director	*Note*	*Number of Ordinary Shares*	*Exercise price*	*Exercise period*
D A Oxlade	(e)	8,875	£3.38	23 June 2000-23 June 2007
	(e)	71,125	£3.38	23 June 2002-23 June 2007
	(d)	120,000	£3.38	23 June 2000-23 June 2007
	(d)	80,000	£2.08	13 Mar. 2001-13 Mar. 2008
	(d)	120,000	£0.32	15 Dec. 2001-15 Dec. 2008
	(f)	1,893	£2.06	1 Nov. 2000-1 May 2001
	(d)	50,000	£0.88	17 Aug. 2002-16 Aug. 2009
	(d)	50,000	£0.87	20 Dec. 2002-19 Dec. 2009
	(g)	7,088	£0.82	1 Sep. 2002-28 Feb. 2003
	(h)	71,138	£0.10	18 Aug. 2002-17 Aug. 2009
	(d)	60,000	£1.11	18 Dec. 2003-17 Dec. 2010
	(d)	70,000	£0.77	13 July 2005-12 July 2010
	(i)	3,875	£0.92	1 Dec. 2003-July 2010
P Bevan	(a)	29,245	£5.84	1 June 1999-25 Nov. 2002
	(b)	10,000	£6.74	1 June 1999-25 Nov. 2002
	(b)	10,000	£3.35	1 June 1999-25 Nov. 2002
	(b)	14,995	£2.34	1 June 1999-25 Nov. 2002
	(c)	40,000	£2.72	1 June 1999-25 Nov. 2002
	(d)	69,558	£3.38	1 June 1999-31 May 2002
M Moore	(a)	6,825	£4.36	22 Aug. 1994-22 Aug. 2001
	(a)	2,730	£5.84	26 May 1995-26 May 2002
	(b)	15,000	£3.35	23 Dec. 1997-23 Dec. 2004
	(b)	15,000	£2.34	9 Aug. 1998-9 Aug. 2005
	(c)	40,000	£2.72	4 Oct. 1999-4 Oct. 2003
	(d)	55,429	£3.38	23 June 2002-23 June 2007
	(d)	65,000	£0.88	17 Aug. 2002-16 Aug. 2009
	(d)	35,000	£0.87	20 Dec. 2002-19 Dec. 2009
	(g)	4,725	£0.82	1 Sep. 2002-28 Feb. 2003
	(h)	33,826	£0.10	18 Aug. 2002-17 Aug. 2009
	(d)	40,000	£0.77	13 July 2005-12 July 2010
	(d)	30,000	£1.11	18 Dec. 2003-17 Dec. 2010
	(i)	4,211	£0.92	1 Dec. 2003-31 May 2004
D Abrams	(e)	14,423	£2.08	13 Mar. 2001-13 Mar. 2008
	(d)	105,577	£2.08	13 Mar. 2001-13 Mar. 2008
	(d)	40,000	£0.32	15 Dec. 2001-15 Dec. 2008
	(d)	40,000	£0.32	15 Dec. 2003-15 Dec. 2008
	(d)	25,000	£0.88	17 Aug. 2002-16 Aug. 2009
	(d)	40,000	£0.87	20 Dec. 2002-19 Dec. 2009
	(h)	53,005	£0.10	18 Aug. 2002-17 Aug. 2009
	(d)	40,000	£0.77	13 July 2005-12 July 2010
	(d)	30,000	£1.11	18 Dec. 2003-17 Dec 2010
J Waterfall	(d)	74,360	£1.17	27 May 2002-26 May 2009
	(e)	25,640	£1.17	27 May 2002-26 May 2009
	(d)	20,000	£0.87	20 Dec. 2002-19 Dec. 2009
	(g)	4,725	£0.82	1 Sep. 2002-28 Feb. 2003
	(d)	50,000	£0.77	13 July 2005-12 July 2010
	(h)	13,912	£0.10	13 July 2003-12 July 2010
	(d)	30,000	£1.11	18 Dec. 2003-17 Dec 1010
	(i)	4,725	£0.82	1 Sept. 2002-28 Feb 2003

Notes

(a) 1988 Share Option Scheme
(b) 1992 Share Option Scheme
(c) Amendment to 1992 Share Option Scheme
(d) 1996 Share Option Scheme (non-approvable parts)
(e) 1996 Share Option Scheme
(f) Savings-Related Scheme
(g) Savings-Related Scheme 1999 offer
(h) Deferred Share Bonus Plan
(i) Savings-Related Scheme 2000 offer

Options issued under certain of the Xenova Share Option Schemes are subject to performance criteria determined by the Company's remuneration committee.

None of the Proposed Directors have any options over Xenova Shares.

(3) Save as disclosed above, none of the Xenova Directors nor any Proposed Director nor any person connected with them (within the meaning of Section 346 of the Act) has any interest in the share capital of Xenova.

(4) No Xenova Director or Proposed Director has, or has had, an interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Xenova Group effected in the current or immediately preceding financial year or during an earlier financial year and which remains in any respect outstanding or unperformed.

(5) There are no outstanding loans granted by any member of the Xenova Group to any of the Xenova Directors or Proposed Directors nor any guarantees provided by any of such companies for their benefit.

(6) As at 28 February 2001 (being the latest practicable date prior to the publication of this document), the Xenova Directors and the Proposed Directors were aware of the following interests (within the meaning of Part VI of the Act) which represent or will represent following the Merger Offer becoming wholly unconditional 3% or more of the issued share capital of the Company:

Xenova Shareholder	*Number of Ordinary Shares held*	*Percentage of issued share capital prior to Merger %*	*Percentage of enlarged issued share capital following Merger %*[1]
M&G Investment Management Limited	6,487,959	9.37	7.29
HYPO Capital Management	3,033,618	4.38	2.18
Scottish Mutual	2,363,109	3.41	1.70
Framlington Investment Management Limited	2,082,610	3.01	1.50
Cantab Shareholders			
Apax Partners & Co.			4.52
Schroder Investment Management Ltd			4.09
3i Bioscience Investment Trust Plc			3.22
GlaxoSmithKline plc			3.09

1 Assuming full acceptance of the Merger Offer and without taking into account any shares issued on exercise of outstanding options under the Cantab Share Option Schemes or the Xenova Share Option Schemes or pursuant to the Warrants.

The Xenova Directors were also aware that, as at 28 February 2001, The Bank of New York, acting as Depository in respect of the ADSs representing Xenova Shares, held 7,253,715 Xenova Shares, representing 10.47% of the issued share capital, as registered owner. This includes any Xenova Shares held in ADS form by the parties referred to in the above table.

(7) Save as disclosed in paragraph (1) or (5) above, the Company is not aware of any person who is at present or who will be following completion of the Merger (assuming full acceptance of the Merger Offer), either directly or indirectly, interested in 3% or more of the issued share capital of the Company or can or could following completion of the Merger, either directly or indirectly, jointly or severally, exercise control over the Company.

(8) In the year ended 31 December 2000, the aggregate emoluments (including pension contributions and fees payable to or in respect of Xenova non-executive directors and the value of all benefits in kind) of all the Xenova Directors amounted to £1,035,717. No money was paid to third parties for the services of Xenova Directors.

8. Xenova Directors' and Proposed Directors' service contracts

(1) Save as disclosed below there are no existing or proposed service contracts between any Xenova Director and any member of the Xenova Group with a notice or contract period of one year or more or with provisions for predetermining compensation on termination of an amount which equals or exceeds one year's salary or benefits in kind.

(A) On 2 June 1999, the Company entered into a service contract with Dr. John Waterfall. The contract will continue (subject to earlier termination as provided therein) until terminated by either party giving to the other not less than 52 weeks' prior notice of termination expiring at any time. The contract terminates automatically on Dr. Waterfall reaching the age of 65, or by mutual agreement at any time after his 60th birthday. Dr. Waterfall is entitled to an annual salary of £141,000 and a bonus calculated by, reference to accounting reference periods of the Company equal to a maximum of 40% of the basic salary, payable during such periods. The bonus payable in respect of each period is determined according to performance-related criteria from time to time agreed between the Company and Dr. Waterfall. Dr. Waterfall's basic salary is reviewed annually by the Xenova Board. Dr. Waterfall is eligible to participate in the Xenova Share Option Schemes, subject to the rules and regulations thereof. The Company contributes sums determined by Company policy (currently equal in aggregate to 15% of Dr. Waterfall's basic salary) into the Company's approved personal pension plan. Dr. Waterfall is entitled to participate at the Company's expense in permanent health insurance and life insurance schemes. In addition, the Company provides medical expenses insurance for Dr. Waterfall and certain members of his family. Dr. Waterfall is also entitled to the use of a company car. Dr. Waterfall is also entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova or any other significant change in the operational structure of Xenova's business, equal to his then annual basic salary, together with the monetary value of his insurance, car and pensions benefits, for one year. In the last two years of employment before retirement the Company, has also contracted to pay for an additional retirement benefits fund with an estimated value of £78,500 for Dr. Waterfall.

(B) On 5 November 1992, Xenova Limited entered into a service contract with Dr. Michael Moore, which was amended by agreement on 1 August 1995 and 30 August 1996. The contract will continue (subject to earlier termination as provided therein) until terminated by either party giving to the other not less than 52 weeks' prior notice of termination expiring at any time. The contract terminates automatically on Dr. Moore reaching the age of 65, or by mutual agreement at any time after his 60th birthday. Dr. Moore is entitled to an annual salary of £132,500 and a bonus calculated by reference to the accounting reference periods of Xenova Limited equal to a maximum of 40% of the basic salary payable during such periods. The bonus payable in respect of each period is determined according to performance related criteria from time to time agreed between Xenova Limited and Dr. Moore. Dr. Moore's basic salary is reviewed annually by the Xenova Board. Dr. Moore is eligible to participate in the Xenova Share Option Schemes, subject to the rules and regulations thereof. Dr. Moore is eligible to participate in the Xenova Limited Pension Scheme subject to the trust deeds and rules thereof from time to time, and Xenova Limited pays into the plan in Dr. Moore's name sums determined by Xenova Limited's policy (currently 15% of the basic salary). Dr. Moore is entitled to participate at Xenova Limited's expense in Xenova Limited's permanent health insurance and life insurance schemes. In addition, Xenova Limited provides medical expenses insurance for Dr. Moore and certain members of his family. Dr. Moore is also entitled to the use of a company car. Dr. Moore is also entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova or any other significant change in the operational structure of Xenova's business, equal to his then annual basic salary together with the monetary value of his insurance, car and pensions benefits, for one year.

(C) On 31 March 1998, the Company entered into a service contract with David Oxlade which was amended twice by agreement on 30 July and 31 July 1998. The contract will continue (subject to earlier termination as provided therein) until terminated by either party giving to the other not less than 104 weeks' prior notice of termination expiring at any time. The contract terminates automatically on Mr. Oxlade reaching the age of 65, or by mutual agreement at any time after his 60th birthday. Mr. Oxlade is entitled to an annual salary of £210,000 and a bonus calculated by reference to accounting reference periods of the Company equal to a maximum of 40% of the basic salary payable during such periods. The bonus payable in respect of each period is determined according to performance-related criteria from time to time agreed between the Company and Mr. Oxlade. Mr. Oxlade's basic salary is reviewed annually by the Xenova Board. Mr. Oxlade is eligible to participate in the Xenova Share Option Schemes, subject to the rules and regulations thereof. The Company contributes sums determined by Company policy (currently equal in aggregate to 22.5% of

Mr. Oxlade's basic salary) into an approved personal pension plan. Mr. Oxlade is entitled to participate at the Company's expense in the permanent health insurance and life insurance schemes. In addition, the Company provides medical expenses insurance for Mr. Oxlade and certain members of his family. Mr. Oxlade is also entitled to the use of a company car. Mr. Oxlade is also entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova or any other significant change in the operational structure of Xenova's business, equal to his then annual basic salary, together with the monetary value of his insurance, car and pension benefits, for two years.

(D) On 31 March 1998, the Company entered into a service contract with Daniel Abrams. The contract will continue (subject to earlier termination as provided therein) until terminated by either party giving to the other not less than 52 weeks' prior notice of termination expiring at anytime. The contract terminates automatically on Mr. Abrams reaching the age of 65, or by mutual agreement at any time after his 60th birthday. Mr. Abrams is entitled to an annual salary of £142,500 and a bonus calculated by reference to accounting reference periods of the Company equal to a maximum of 40% of the basic salary payable during such periods. The bonus payable in respect of each period is determined according to performance-related criteria from time to time agreed between the Company and Mr. Abrams. Mr. Abrams's basic salary) is reviewed annually by the Xenova Board. Mr. Abrams is eligible to participate in the Xenova Share Option Schemes, subject to the rules and regulations thereof. The Company contributes sums determined by Company policy (currently, equal in aggregate to 15% of Mr. Abrams's basic salary) into an approved executive personal pension plan. Mr. Abrams is entitled to participate at the Company's expense in permanent health insurance and life insurance schemes. In addition, the Company provides medical expenses insurance for Mr. Abrams and certain members of his family. Mr. Abrams is also entitled to the use of a company car. Mr. Abrams is also entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova or any other significant change in the operational structure of Xenova's business, equal to his then annual basic salary, together with the monetary value of his insurance, car and pension benefits, for one year.

(E) Xenova Limited has entered into a consultancy agreement with John Jackson, non-executive Chairman, which commenced on 2 February 1990 and may be terminated by either party giving to the other not less than one month's notice. Mr. Jackson is entitled to annual total remuneration of £40,000.

(2) The non-executive Xenova Directors (except for John Jackson) have entered into terms of appointment with Xenova on the following terms:

(A) On 16 June 2000, Xenova entered into a letter of appointment with Dr. Paul Bevan confirming him as a non-executive director, at a fee of £15,000 per annum. Dr. Bevan's appointment as a non-executive director may be terminated in accordance with the Company's Articles of Association.

(B) On 16 June 2000, Xenova entered into a letter of appointment with Ronald Irwin confirming him as a non-executive director at a fee of £15,000 per annum. Mr. Irwin's appointment as a non-executive director may be terminated in accordance with the Company's Articles of Association.

(C) On 16 June 2000, Xenova entered into a letter of appointment with Professor Adrian Harris confirming him as a non-executive director at a fee of £15,000 per annum. Professor Harris's appointment as a non-executive director may be terminated in accordance with the Company's Articles of Association.

(D) On 31 January 2000, Xenova entered into a letter of appointment with Peter Gillett appointing him as a non-executive director at a fee of £15,000 per annum. Mr. Gillett's appointment as a non-executive director may be terminated in accordance with the Company's Articles of Association.

(E) On 16 June 2000, Xenova entered into a letter of appointment with Howard Wachtler confirming him as a non-executive Director at a fee of £15,000 per annum. Mr. Wachtler's appointment as a non-executive director may be terminated in accordance with the Company's Articles of Association.

(3) Save as disclosed below, there are no existing or proposed service contracts between any Proposed Directors and any member of the Enlarged Group with a notice or contract period of one year or more or with provisions for predetermining compensation on termination of an amount which equals or exceeds one year's salary or benefits in kind.

(A) On 14 January 2000, Cantab entered into a service contract with Nicholas L Hart. On 1 November 2000, Mr. Hart took up the position of acting Chief Executive of Cantab. On 15 December 2000, the remuneration committee of Cantab confirmed that Mr. Hart's terms of employment would be amended as a consequence of his new position and an amending agreement was entered into on 14 February 2001. Mr. Hart's period of continuous employment commenced on 1 October 1990. The contract will continue (subject to earlier termination as provided therein) until terminated by either party giving to the other not less than 12 months' notice. The contract terminates automatically on Mr. Hart reaching the age of 60. Mr. Hart is entitled to an enhanced annual salary of £187,380 while he is acting Chief Executive of Cantab. At such time as he ceases to be acting Chief Executive of Cantab, his salary will revert to an annual rate as Chief Operating Officer of £124,920. Mr. Hart is entitled to a bonus of up to a maximum of 30% of his basic salary (£124,920 p.a.) under Cantab's annual bonus scheme. The bonus payable to Mr. Hart is determined according to performance-related criteria established for him by the Cantab Board. Cantab contributes a sum equal to 20% of Mr. Hart's annual salary into Cantab's occupational pension scheme on behalf of Mr. Hart, subject to Mr. Hart having first contributed a minimum of 7.5% of his pensionable salary to the scheme. Mr. Hart is eligible to be considered for participation in any Cantab Group employee share scheme. Mr. Hart is entitled to participate at Cantab's expense in permanent health insurance and life insurance schemes. In addition, Cantab provides medical expenses insurance for Mr. Hart and certain members of his family. Mr. Hart is also entitled to medical screening at Cantab's expense; however, the cost of any further medical examination is the responsibility of Mr. Hart. He is further entitled to a car allowance equal to 15% of his annual salary (not to exceed a maximum of £15,000). In the event that Mr. Hart's employment with the Company is teminated within 12 months following a takeover of Cantab, Mr. Hart's salary for the purpose of calculating salary in lieu of notice or any damages for breach of contract to which he may be entitled is to be taken at the rate of £187,380 per annum. In addition, on a successful completion of merger negotiations, Mr. Hart is entitled to a bonus equal to 30% of his basic salary (£124,920 p.a.). This bonus was proposed by the remuneration committee of Cantab and, following consultation with Xenova, was confirmed to Mr. Hart on 14 February 2001.

(B) On 27 June 1997, Cantab entered into a service contract with Stephen C Inglis. Dr. Inglis's period of continuous employment commenced on 1 April 1990. The contract will continue (subject to earlier termination as provided therein) until terminated by either party giving to the other not less than 12 months' notice. The contract terminates automatically on Dr. Inglis reaching the age of 60. Under the contract, Dr. Inglis is entitled to an annual salary of £111,940 and a bonus of up to a maximum of 30% of his annual salary under Cantab's annual bonus scheme. The bonus payable to Dr. Inglis is determined according to performance related criteria established for him by the Cantab Board. Cantab contributes a sum equal to 20% of Dr. Inglis's annual salary into Cantab's occupational pension scheme on behalf of Dr. Inglis, subject to Dr. Inglis having first contributed a minimum of 7.5% of his pensionable salary to the scheme. Dr. Inglis is eligible to be considered for participation in any Cantab Group employee share scheme. Dr. Inglis is entitled to participate at Cantab's expense in permanent health insurance and life insurance schemes. In addition, Cantab provides medical expenses insurance for Dr. Inglis and certain members of his family. Dr. Inglis is also entitled to a medical screening at Cantab's expense; however, the cost of any further medical examination is the responsibility of Dr. Inglis. He is further entitled to a car allowance equal to 15% of his annual salary (not to exceed a maximum of £15,000). On a successful completion of merger negotiations, Dr. Inglis is entitled to a bonus equal to 30% of his annual salary. This bonus was proposed by the remuneration committee of Cantab and, following consultation with Xenova, was confirmed to Dr. Inglis on 14 February 2001.

(C) On 30 June 1999, Cantab entered into a service contract with John St Clair Roberts. Dr. St Clair Roberts' period of continuous employment commenced on 1 April 1994. The contract will continue (subject to earlier termination as provided therein) until terminated by either party giving to the other not less than 12 months' notice. Under the contract, Dr. St Clair

Roberts is entitled to an annual salary of £105,000 and a bonus of up to a maximum of 30% of his annual salary under Cantab's annual bonus scheme The bonus payable to Dr. St Clair Roberts is determined according to performance-related criteria established for him by the Cantab Board. Cantab contributes a sum equal to 20% of Dr. St Clair Roberts' annual salary into Cantab's occupational pension scheme on behalf of Dr. St Clair Roberts having first contributed a minimum of 7.5% of his pensionable salary to the scheme. Dr. St Clair Roberts is eligible to be considered for participation in any Cantab Group employee share scheme. Dr. St Clair Roberts is entitled to participate at Cantab's expense in permanent health insurance and life insurance schemes. In addition, Cantab provides medical expenses insurance for Dr. St Clair Roberts and certain members of his family. Dr. St Clair Roberts is also entitled to medical screening at Cantab's expense; however, the cost of any further medical examination is the responsibility of Dr. St Clair Roberts. He is further entitled to a car allowance equal to 15% of his annual salary (not to exceed a maximum of £15,000). On a successful completion of merger negotiations, Dr. St Clair Roberts is entitled to a bonus equal to 30% of his annual salary. This bonus was proposed by the remuneration committee of Cantab and, following consultation with Xenova, was confirmed to Dr. St Clair Roberts on 14 February 2001.

(D) On 26 January 1999, Simon P Duffy entered into an appointment letter with Cantab which provided for his appointment as non-executive chairman of Cantab with effect from 9 February 1999 and due to run until 8 February 2002. Mr. Duffy's current annual fee is £50,000, and he is also entitled to an additional £1,000 payment for each Cantab Board committee that he serves on. Mr. Duffy is further entitled to receive reasonable expenses in respect of his office. Both Mr. Duffy's annual fee and the expenses he is entitled to are subject to annual review. Mr. Duffy's office is terminable upon 6 months' written notice from either side or by a shareholders' resolution of Cantab.

(E) On 20 September 1993, Gerard H Fairtlough entered into an appointment letter with Cantab which provided for his appointment as a non-executive director of Cantab with effect from October 1990. Mr. Fairtlough's current annual fee is £16,000, and he is also entitled to an additional £1,000 payment for each Cantab Board committee that he serves on. Mr. Fairtlough is further entitled to receive reasonable expenses in respect of his office. Both Mr. Fairtlough's annual fee and the expenses he is entitled to are subject to annual review. Mr. Fairtlough's office is terminable upon 6 months' written notice from either side or by a shareholders' resolution of Cantab.

(4) The Xenova Directors and the Proposed Directors are now (or have in the five years immediately preceding the date of this document been) directors or partners of the following companies and partnerships (other than Xenova or its subsidiary undertakings):

Xenova Director	*Company/Partnership*
J B H Jackson	Billiton plc
	Brown & Jackson plc
	Burdale Financial Holdings Ltd
	Caledonian Publishing plc (past)
	Cambridge Animation Systems Ltd
	Celltech Group plc
	Concept Broadcast Development Ltd
	Duphar Ltd (past)
	Envision Licensing Ltd
	Fort Dodge UK Ltd (past)
	Grant Leisure Group Ltd
	Graseby Ltd (past)
	Hephaistos Ltd (past)
	Hilton Group plc
	History Today Ltd
	Howden Group plc (past)
	Hulton Getty Holdings Ltd (past)
	John Jackson Consultants Ltd
	Ladbroke Employee Share Trust Ltd
	National Interactive Video Centre (past)

Xenova Director	*Company/Partnership*
J B H Jackson (continued)	Nicaragua Health Fund One World Action Opendemocracy Ltd Oxford Technology 2 Venture Capital Trust plc Pilot Investment Trust Ltd (past) Renex Ltd (past) Specialised Engineering Holdings Ltd (past) Twenty Five Ennismore Garden Ltd Urban Catalyst Ltd WPP Group plc Wyndeham Press Group plc
D Abrams	Pepsi-Cola East Africa Ltd (past)
T R Irwin	British Biotech plc (past) CeNes Pharmaceuticals plc CeNes Drug Delivery Ltd (past) Echo International Health Services Limited Tanvec Group Ltd (past)
P Bevan	Kingswood Gate Management Company (Shiplake) Ltd Pharmassociates Ltd
P L Gillett	Ernst & Young (past) EY Securities Ltd E & Y Trustees Ltd (past) Laindon Holdings Ltd

Proposed Director	*Company/Partnership*
S P Duffy	Cantab Pharmaceuticals plc Cantab Pharmaceuticals Research Limited GWR Group plc Imperial Tobacco Group plc World Online International NV World Online International BV World Online South Africa World Online Spain World Online France Arrow Broadcasting Limited (past) Berisford plc (past) EMI Group Finance plc (past) EMI Group plc (past) EMI Group (MPR) Limited (past) EMI Group Home Electronics (UK) Limited (past) EMI Group Sites Limited (past) Gartmore plc (past) HMV Media Group plc (past) The Intellectual Property Institute (past) Rustico Holdings Limited (Republic of Ireland) (past) The Enterprise Lottery Company Limited (past)
G H Fairtlough	Ambache Chamber Orchestra Limited (past) Cantab Pharmaceuticals plc Cantab Pharmaceuticals Research Limited Therexsys Limited (formerly Therapeutic Expression Systems Limited) (past) Landmark Information Group Limited (past) JIC Innovations Limited (past)
N L Hart	Cantab Pharmaceuticals plc Cantab Pharmaceuticals Research Limited Phogen Limited (past)

Proposed Director	*Company/Partnership*
S C Inglis	Cantab Pharmaceuticals plc Cantab Pharmaceuticals Research Limited Phogen Limited
J St Clair Roberts	Cantab Pharmaceuticals plc Cantab Pharmaceuticals Research Limited

(5) None of the Xenova Directors or the Proposed Directors has any unspent convictions nor has any been a director of a company (wherever incorporated) or a partner in a partnership at any time which has gone into administration, company or partnership voluntary arrangements, or any composition or arrangement with creditors generally or any class of creditors, receiverships, compulsory liquidations or creditors' voluntary liquidations, where he was a partner or director at the time or in the preceding 12 months, nor has any of them ever been personally bankrupt, in an individual voluntary arrangement with creditors or been publicly criticised by any statutory or regulatory authority or professional body or disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

(6) The terms of remuneration of the Xenova Directors will not be varied as a result of the Merger. However, when the emoluments receivable by the executive directors of Xenova are reviewed by the remuneration committee of the Xenova Board, the impact of the Merger on the Xenova Group may be taken into account.

Xenova has agreed, however, in respect of the Proposed Directors who will join the Xenova Board upon the Merger Offer becoming or being declared wholly unconditional in all respects, that shortly after Nicholas Hart, Stephen Inglis and John St Clair Roberts are appointed to the Xenova Board, their respective basic annual salaries will be adjusted to £140,000, £120,000 and £115,000 respectively, and that each will be entitled to a bonus of up to 40% of his basic salary (currently up to 30%).

9. Material Contracts

(1) Xenova

The following contracts, not being contracts entered into in the ordinary course of business, have either been entered into by the Xenova Group during the 2 years immediately preceding the date of this document and are, or may be, material or are contracts entered into at any time which contain provisions under which any member of the Xenova Group has an obligation or entitlement which is material to the Xenova Group as at the date of this document:

(A) the following agreements relating to the sale of the MetaXen Business and the Xenova Discovery Business:

(i) an asset purchase agreement dated 11 July 1999 and certain ancillary agreements between Exelixis Pharmaceuticals Inc. ("Exelixis"), MetaXen LLC and Xenova. Under the asset purchase agreement, Exelixis agreed to purchase certain assets of MetaXen LLC used in its business of providing customised scientific research services in connection with the design and synthesis of pharmaceuticals, such as equipment, contract rights, research inventory and pre-paid expenses, and to assume certain liabilities arising with respect to the assets purchased. The agreed consideration was cash of approximately US$700,000 to be paid for the agreed book value of the equipment, inventory and expenses being transferred, subject to certain completion adjustments which resulted in a downward adjustment to the cash consideration such that the amount actually received in cash was approximately £140,000. Xenova and MetaXen LLC jointly gave certain warranties in relation to the assets being transferred, of a type which are usual in the sale of a business. Xenova also gave warranties in its capacity as the parent company of MetaXen LLC. The warranties can be claimed against up to between one and three years from the completion of the agreement (depending on the subject of the warranty). Xenova also gave Exelixis and certain of its affiliates the benefit of an indemnity relating to the Xenova Group's use of, and actions in relation to, the assets being transferred;

(ii) an asset purchase agreement dated 31 March 1999 and certain ancillary agreements between TerraGen Discovery (UK) Ltd ("TerraGen Discovery"), TerraGen Diversity Inc. ("TerraGen" and together with TerraGen Discovery the "Purchasers"), Xenova Discovery Limited, Xenova Limited (together the "Sellers") and Xenova. Under this agreement the Purchasers agreed to purchase substantially the whole of the business of Xenova Discovery Limited and certain related assets, which included equipment, receivables, intellectual property, compounds, inventory, books and records, goodwill and certain leases. The Purchasers also agreed to assume certain liabilities of the business. The consideration for the purchase was £4,000,000, satisfied in cash except as to £1,500,000 in consideration shares in TerraGen and as to £1,500,000 in promissory notes issued by TerraGen (convertible into shares in TerraGen from April 2001). The Sellers and Xenova gave certain warranties in relation to the assets being transferred, of a type which are usual in the sale of a business. The liability of the Sellers under the warranties is capped at an aggregate figure of £2,500,000. The warranties can be claimed against up to between two and six years from the completion of the agreement (depending on the subject of the warranty). Xenova Discovery Limited also gave the Purchasers the benefit of an indemnity relating to the Xenova Group's use of, and actions in relation to, the assets being transferred. Xenova guaranteed the obligations of the Sellers under the agreement. The Sellers agreed for a period of four years from the completion of the agreement not to compete (except in certain circumstances) with the business sold. Under certain ancillary agreements the Xenova Group also retained access to important intellectual property. An ancillary Access Agreement dated 8 April 1999 retains access to the QTC library, (which although presently retained by the Xenova Group is to be transferred to the Purchasers upon the satisfaction of certain conditions) and certain other services for Xenova for a minimum of 5 years from the date of the agreement. In September 2000, the shareholders of TerraGen approved the sale of TerraGen to Cubist Pharmaceuticals Inc. ("Cubist"). The Xenova Group exchanged its TerraGen shares and promissory note for 88,668 Cubist shares (a proportion of which are issuable in April 2001 under the terms of the original promissory note).

(B) a collaboration agreement for the discovery and development of pharmaceutical products using Xenova's QTC system (a proprietary library of pure natural compounds) dated 18 March 1997 between Xenova Limited and Zeneca Limited, and subsequent amendments to that agreement, in connection with which Xenova was to develop the QTC library in accordance with an agreed development plan, with milestone payments due from Zeneca Limited on the completion of certain development phases. Zeneca Limited is licensed to screen, evaluate, research and develop those compounds which may be made available to it from the QTC library by Xenova Limited and provision is made for inter-company royalties and licence fees to be payable between Xenova Limited and Zeneca Limited on products sold by either party (including, for example, royalty payments to Xenova on net sales by Zeneca) which were derived from the collaboration. The collaboration between Xenova and Zeneca lasts for three years from the date on which the agreement became effective, which is 18 March 1997. The agreement itself will remain enforceable until such time when the rights and obligations of both Xenova and Zeneca have expired under the agreement;

(C) a collaboration agreement for the discovery and development of pharmaceutical products using Xenova's QTC system dated 22 October 1996 between the Company, Xenova Limited and Warner-Lambert, in connection with which Xenova was to develop the QTC library in accordance with an agreed development plan, with milestone payments due from Warner-Lambert on the completion of certain development phases. Warner-Lambert is licensed to screen, evaluate, research and develop those compounds which may be made available to it from the QTC library by Xenova and provision is made for inter-company royalties and licence fees to be payable between Xenova and Warner-Lambert on products sold by either party (including, for example, royalty payments to Xenova on net sales by Warner-Lambert) which were derived from the collaboration. The collaboration agreement lasts for a period of one year after completion of the compilation of the QTC library and for any such further period until delivery has been made of all the chemical structures (a proportion of which have been delivered as at the date of this document) to which Warner-Lambert is entitled. In addition, Warner-Lambert was obliged to subscribe in cash for two issues of Ordinary Shares with a combined value of £2,000,000 in 1997 and 1998; and

(D) a placing and open offer agreement, dated 13 July 2000, between the Company and Nomura (the "Placing Agreement") pursuant to which Nomura agreed, on behalf of and as agent for the Company, to invite qualifying holders of Ordinary Shares to apply for units of 5 new Ordinary Shares and 4 warrants (each giving a right to subscribe for one Ordinary Share at a price of 85p) (the "Units") upon and subject to the terms and conditions set out in the Placing Agreement and to use its reasonable endeavours to procure placees to subscribe for, or failing which, itself to subscribe for, the Units at a price of 345p per Unit, other than those Units for which valid applications are received from holders of Ordinary Shares pursuant to the open offer and 8,129 Units in respect of which irrevocable commitments to subscribe for Units were received. The Placing Agreement contained warranties given by the Company in favour of Nomura which are usual for a document of this nature. The Company paid to Nomura a commission amounting to approximately £0.35 million and by way of a further commission 287,697 Warrants.

(2) Cantab

Other than the following contract, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by the Cantab Group during the 2 years immediately preceding the date of this document which are, or may be, material or are contracts entered into at any time which contain provisions under which any member of the Cantab Group has an obligation or entitlement which is material to the Cantab Group as at the date of this document:

An asset purchase agreement dated 18 December 1998 between Cantab and ImmuLogic. Under this agreement Cantab agreed to purchase from ImmuLogic two development stage vaccine programmes for the treatment of cocaine (the "cocaine programme") and nicotine addiction (the "nicotine programme"). The consideration for the sale consisted of an initial payment of US$9,000,000 satisfied by the issue to ImmuLogic of 2,556,845 ordinary shares of 2 pence each in Cantab in the form of American Depositary Shares ("Cantab ADSs"), as well as an undertaking by Cantab to pay ImmuLogic up to a further US$11,000,000 either in cash or additional Cantab ADSs or a combination of the two (at Cantab's discretion). Of this further consideration:

(a) US$3,000,000 is payable within 30 days following successful completion of Phase I of the nicotine programme;

(b) US$6,000,000 is payable on the earlier of 180 days following the date of successful completion of Phase II of the nicotine programme or 30 days following the later of (i) successful completion of Phase II of the nicotine programme or (ii) the date of successful completion of Phase II of the cocaine programme; and

(c) US$2,000,000 is payable on the earlier of 180 days following the date of successful completion of Phase II of the cocaine programme or 30 days following the later of (i) successful completion of Phase II of the cocaine programme or (ii) successful completion of Phase II of the nicotine programme.

For these purposes,

(i) successful completion of Phase I of the nicotine programme means the earlier of the date of completion of all activities and satisfaction of all conditions necessary to commence Phase II clinical trials in relation to the nicotine programme or 180 days following the issue by a contract research organisation of a final trial report testifying to successful completion of Phase I clinical trials in relation to the nicotine programme;

(ii) successful completion of Phase II of the nicotine programme means the earlier of the date of completion of all activities and satisfaction of all conditions necessary to commence Phase III clinical trials in relation to the nicotine programme or 180 days following the issue by a contract research organisation of a final trial report testifying to successful completion of Phase II clinical trials in relation to the nicotine programme; and

(iii) successful completion of Phase II of the cocaine programme means the earlier of the date of completion of all activities and satisfaction of all conditions necessary to commence Phase III clinical trials in relation to the cocaine programme or 180 days following the issue by a contract research organisation of a final trial report testifying to successful completion of Phase II clinical trials in relation to the cocaine programme.

Cantab further undertook to pay ImmuLogic a percentage of net royalties received from vaccine sales in proportion to the level of worldwide product sales achieved in respect of both programmes. In addition to the vaccine programmes, Cantab received worldwide rights to the underlying intellectual property and US$6,000,000 in cash to fund the development of the programmes through to the end of the year 2000. In the event that Cantab elects to abandon the cocaine and nicotine vaccine programmes, the agreement gives ImmuLogic the right to repurchase such programmes from Cantab. Given the current stage of development of the nicotine and cocaine programmes, no further consideration or royalties have been paid.

10. Litigation

(1) Xenova

There are no and have not been any legal or arbitration proceedings by or against the Xenova Group, including any such proceedings which are pending or threatened by or against any member of the Xenova Group of which Xenova is aware, which may have, or have had in the 12 months preceding the date of this document, a significant effect on the Xenova Group's financial position.

(2) Cantab

US Patent Interference Proceeding

At the end of January 2000, the Cantab Group received notification of an interference proceeding initiated by Harvard College and its licensees to challenge two of the Cantab Group's granted US patents covering DISC virus vaccines. An interference proceeding is a unique feature of US patent law that, *inter alia,* enables a person who claims earlier inventorship to have a priority claim tested against a patent holder. The Cantab Group has received legal advice from Messrs Connolly Bove Lodge and Hutz, the US interference attorneys it has retained in Wilmington, Delaware, and, to date, it has filed preliminary motions, oppositions and replies in respect of the interference proceedings initiated against it. The opposing party has also filed such documentation, and the preliminary issues set out in the documents filed by both parties now await interim decision by the member of the US Patent and Trademark Office Board of Appeals and Interference who is charged with handling the interim stages of the case. The Cantab Group does not know the timescale within which it is expected that an interim decision will be delivered. Following delivery of the interim decision, the proceeding is likely to enter an evidence phase, for which a timescale has not yet been set by the relevant administrative patent judge. The Cantab Group's patent rights for this technology in Europe and elsewhere outside the United States of America are not affected by this proceeding, nor are the Cantab Group's patent rights for use of the DISC virus other than as a vaccine, e.g. for gene therapy. If Cantab were to be unsuccessful in this proceeding, it might be restricted in its commercialisation of DISC virus vaccines in the US unless it could obtain a licence from the other party. The Cantab Group is confident in the validity of its US patents which have been so placed in interference, which are based on its prior UK application of September 1990, predating the university's patent application by more than 20 months. The Cantab Group's licensees, GlaxoSmithKline and Pfizer, are collaborating fully with it in the defence of these patents.

European Patent Opposition

When the Cantab Group acquired its drugs-of-abuse vaccine treatment programme from Immulogic in December 1998, one of the incidents related to the programme was ImmuLogic's interest as opponent in (i.e. as party to) a European patent opposition filed against a third party patent, which sought to claim the preparation of vaccines for treatment of drug dependence by conjugating the drugs with carrier materials. That opposition proceeding developed satisfactorily from Cantab's viewpoint and led to a European Patent Office decision, after a hearing in March 2000, which revoked the opposed patent in its entirety. The patent proprietor has lodged notice and grounds of an appeal against the revocation decision. The Cantab Group is arranging continued representation on behalf of ImmuLogic as respondent to the appeal. A respondent reply is due to be lodged in May 2001. The further course of this proceeding will then be determined by the European Patent Office Board of Appeal. Cantab believes that there remain good grounds to expect that the opposition decision will in due course be upheld on appeal and the patent will stand revoked. However, the existing decision might possibly be reversed by the result of the appeal, and the third party patent could then be maintained in force. This might have a negative impact on Cantab's ability to commercialise the TA-CD and TA-NIC product candidates in Europe unless it could obtain a licence from the other party. If the patent were to survive the appeal, Cantab would have the opportunity to seek its invalidation in other jurisdictions.

Save as disclosed above, there are no and have not been any legal or arbitration proceedings by or against the Cantab Group, including any such proceedings pending or threatened by or against any member of the Cantab Group of which Cantab is aware, which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Cantab Group's financial position.

11. Principal Establishments

The Xenova Group's principal establishments, and summary details of them, are as follows:

Property	*Principal activity*	*Size (square feet)*	*Nature of title*
240 Bath Road Slough Berkshire SL1 4EF	Offices and laboratories	18,500	6 month rolling lease terminable on 6 months' notice
Brunel University Uxbridge Middlesex UB8 3PH	Laboratories	10,000	2 year fixed term lease and thereafter a 1 year rolling lease terminable on 12 months' notice.

On 30 October 2000 Xenova entered into a 25 year lease (terminable after 12 years) on a property at 957/958 Buckingham Avenue, Slough SL1 4NL consisting of 27,000 square feet of offices and laboratories. It is intended that the Company will move to this site by June 2001 from its current premises at 240 Bath Road.

12. Subsidiaries

Xenova is the ultimate parent of a group of companies. Its material subsidiary undertakings, are as follows:

Name and country of incorporation	*Registered office*	*Percentage of issued share capital held*	*General nature of business*
Held directly			
Xenova Limited England	240 Bath Road Slough Berkshire SL1 4EF	100%	Research/Development Services
Xenova Discovery Limited England	240 Bath Road Slough Berkshire SL1 4EF	100%	Research/Development Services
Xenova UK Limited England	240 Bath Road Slough Berkshire SL1 4EF	100%	Holding company
Held indirectly			
MetaXen LLC USA (Delaware)	Corporation Trust Center 1209 Orange Street Wilmington New Castle Delaware 19801 USA	100%	Research/Development Services

Each of the above subsidiaries is included in the consolidated annual accounts of the Xenova Group in Part II of this document.

13. United Kingdom Taxation

The following comments are intended as a general guide only and are based on current United Kingdom legislation and Inland Revenue practice as at the date of this document. Except where the position of non-United Kingdom resident shareholders is expressly referred to, these comments deal only with the position of shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their Xenova Shares and who hold their Xenova Shares as an investment. They do not deal with the position of certain classes of shareholders, such as dealers in securities.

Dividends

Under current United Kingdom tax legislation, no amounts in respect of tax will be withheld at source from dividend payments made by the Company.

Where the Company pays a dividend, a holder of a Xenova Share who is an individual resident (for tax purposes) in the United Kingdom and who receives that dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit, which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the dividend, unless and except to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the dividend and the related tax credit of an amount determined by applying the "Schedule F upper rate", which is 32.5%, to the dividend plus tax credit and then deducting the tax credit from that sum. So, for example, a dividend of £80 will carry a tax credit of £8.89 (one-ninth of £80) and to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, the income tax payable on the dividend by an individual liable to income tax at the higher rate will be 32.5% of £88.89 (i.e. dividend of £80 plus tax credit of £8.89), namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20. There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit except where the individual holds the relevant Xenova Shares through a personal equity plan or individual savings account and the dividend is paid on or before 5 April 2004.

Holders of Xenova Shares which are not liable to income tax or corporation tax on dividends received by them from the Company by virtue of reliefs granted to them as exempt approved pension schemes, as insurance companies carrying on "pension business" or as other types of "pension fund" (as defined in section 19 of the Finance (No.2) Act 1997 (the "1997 Act") will not be entitled to claim payment of the tax credit in respect of those dividends.

Holders of Xenova Shares who are charities (or certain other bodies specified in section 35 of the 1997 Act), will not be entitled to a tax credit in respect of dividends which they receive from the Company but will be entitled to a payment by the Inland Revenue of a specified proportion of any dividend paid by the Company to the holder on or before 5 April 2004, that proportion declining on a year-by-year basis.

A holder of Xenova Shares who is a trustee of a discretionary or accumulation trust which is resident (for tax purposes) in the United Kingdom and who receives a dividend paid by the Company will be taxable on the total of the dividend and the related tax credit at the "Schedule F trust rate", which is 25% of the aggregate of the dividend and the tax credit, and will be entitled to deduct the tax credit in computing the tax payable by it in respect of the dividend.

Subject to certain exceptions for some insurance companies with overseas business, a corporate holder of Xenova Shares that is resident for tax purposes in the United Kingdom and that receives a dividend paid by the Company will not be taxable on the receipt of the dividend but will not be entitled to the payment of any tax credit with respect to the dividend.

Whether a holder of Xenova Shares who is resident for tax purposes in a country other than the United Kingdom is entitled to a tax credit in respect of dividends received from the Company and to claim payment of any part of that tax credit will depend on the provisions of any double taxation convention or agreement which may exist between that shareholder's country of residence and the United Kingdom. However, where a non-United Kingdom resident holder of Xenova Shares is entitled to claim payment of any part of a tax credit, the amount payable will be less than one per cent. of the dividend to which it relates. A non-United Kingdom resident holder of Xenova Shares may be subject to foreign taxation on dividend income in its country of residence.

Chargeable gains

For the purposes of United Kingdom taxation on chargeable gains, a disposal of Xenova Shares by a holder of Xenova Shares resident for tax purposes in the United Kingdom or a holder of Xenova Shares that carries on a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired the Xenova Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the holder's circumstances, give rise to a chargeable gain or allowable loss.

Stamp duty and stamp duty reserve tax ("SDRT")

No liability to stamp duty or SDRT will generally arise on the allotment and issue of the New Xenova Shares by the Company pursuant to the Merger Offer.

The conveyance or transfer on sale of Xenova Shares will usually be subject to ad valorem stamp duty, normally at the rate of 0.5%, rounded up if necessary to the nearest multiple of £5, of the amount or value of the consideration paid. Stamp duty is normally paid by the purchaser. A charge to SDRT at the rate of 0.5% of the amount or value of the consideration paid for the Xenova Shares will arise in relation to an unconditional agreement to transfer Xenova Shares. However, if within six years of the date of the agreement (or, if the agreement was conditional, the date the agreement became unconditional) an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, the stamp duty will normally cancel, or give rise to a repayment in respect of, the SDRT liability. SDRT is normally the liability of the purchaser.

There will be no stamp duty or SDRT on a transfer of Xenova Shares into CREST where such a transfer is made for no consideration. A transfer of Xenova Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

Where Xenova Shares are issued or transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents) stamp duty or SDRT (as appropriate) may be payable (in the case of stamp duty) at the higher rate of 1.5%, rounded up if necessary to the nearest multiple of £5, of the amount or value of the consideration provided or (in the case of SDRT) 1.5% of the amount or value of the consideration payable (if in money or money's worth) or the value of the Xenova Shares (otherwise). Clearance services may opt, under certain conditions, for the normal rates of SDRT to apply to a transfer of shares into, and to transactions within, the service instead of the higher rate applying to an issue or transfer of shares into the clearance service.

The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer shares to charities will not give rise to SDRT or stamp duty.

If you are in any doubt as to your tax position or if you require more detailed information than that outlined above, you should consult an appropriate professional adviser immediately.

14. Significant Changes

(1) Xenova

There has been no significant change in the financial or trading position of the Xenova Group since 31 December 2000, the date to which the latest unaudited preliminary statement of results of the Xenova Group was made up.

(2) Cantab

Other than as disclosed in Part I of this document under the subheading "Financial Position", there has been no significant change in the financial or trading position of the Cantab Group since 31 December 2000, the date to which the latest unaudited preliminary statement of results of the Cantab Group was made up.

15. Working Capital

Xenova is of the opinion that, having regard to the Enlarged Group's available cash resources, the Enlarged Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

16. Auditors

The accounts of the Xenova Group for the year ended 31 December 1997 have been audited by Price Waterhouse of Thames Court, 1 Victoria Street, Windsor SL4 1HB. The accounts for the Xenova Group for the year ended 31 December 1998 have been audited by PricewaterhouseCoopers of Thames Court, 1 Victoria Street, Windsor SL4 1HB. The accounts for the Xenova Group for the year ended 31 December 1999 have been audited by PricewaterhouseCoopers of Harman House, 1 George Street, Uxbridge, Middlesex UB8 1QQ. Price Waterhouse were, and PricewaterhouseCoopers are, Chartered Accountants and Registered Auditors.

17. General

(1) The total expenses of or incidental to the Merger Offer, the preparation and circulation of the documents relating to the Merger Offer (including stamp duty) and Admission which are payable by Xenova and Cantab are estimated to amount to approximately £3.3 million.

(2) The New Xenova Shares will be in registered form and are capable of being held in both certificated and uncertificated form. Other than pursuant to the Merger Offer, New Xenova Shares will not be offered to the public.

(3) The Xenova Shares are admitted to trading only on the London Stock Exchange and the ADSs are listed on NASDAQ. No application is being made for the New Xenova Shares to be admitted to trading on any stock exchange other than the London Stock Exchange.

(4) PricewaterhouseCoopers have given and not withdrawn their written consent to the inclusion of their letter as set out in Part IV of this document and the inclusion of references thereto and to their name in the form and context in which they appear, and have authorised the contents of such letter for the purposes of section 152(1)(e) of the Financial Services Act 1986.

(5) Nomura has given and has not withdrawn its written consent to the references to its name in the form and context in which they appear.

18. Documents Available for Inspection

Copies of the following documents may be inspected at the offices of Slaughter and May, 35 Basinghall Street, London EC2V 5DB during normal business hours on any week day (Saturdays and public holidays excepted) while the Merger Offer remains open for acceptance:

(i) the memorandum and articles of association of Xenova and Cantab;

(ii) the material contracts referred to in paragraph 9 above;

(iii) the consolidated report and accounts of Xenova for the two financial years ended 31 December 1998 and 1999 together with Xenova's unaudited preliminary statement of results for the year ended 31 December 2000;

(iv) the consolidated report and accounts of Cantab for the two financial years ended 31 December 1998 and 1999 together with Cantab's unaudited preliminary statement of results for the year ended 31 December 2000;

(v) the service contracts referred to in paragraph 8 above;

(vi) the consent letters referred to in paragraphs 17(4) and 17(5) above;

(vii) the letter from PricewaterhouseCoopers set out in Part IV of this document;

(viii) the share option schemes referred to in paragraph 5 above;

(ix) the Merger Offer Document, the Form of Acceptance and this document;

(x) the irrevocable undertakings to accept the Merger Offer given by the Cantab Directors;

(xi) the Circular; and

(xii) the Xenova prospectus dated 13 July 2000 relating to the placing and open offer.

Dated 1 March 2001

autoimmune	an individual's immune reaction against their own tissues
BHV	bovine herpes virus, bovine equivalent to herpes simplex virus
cervical dysplasia	precancerous changes to the epithelial cells of the cervix
conjugate vaccine	vaccine containing a capsular polysaccharide fused to the cells to increase immune response
cytotoxic	an agent with a specific destructive action on cells
DISC technology	technique for disabling a virus by removing a gene, preventing replicated viruses from spreading to other cells
dual topoisomerase I/II inhibitor	agent that inhibits both types of topoisomerase
FDA	the Food and Drug Administration of the US
GMCSF	granulocyte-macrophage colony stimulating factor, a human hormone stimulating the immune system
HSV	herpes simplex virus, causes a variety of infections including lip lesions and genital herpes
immunotherapeutic vaccine	vaccine used to treat a disease by stimulating the immune system
lymphocyte	white blood cells, part of the immune system
MDR	multi-drug resistance
NIDA	National Institute for Drug Abuse in US
OX-40 receptor	a member of the nerve growth factor family, expressed on activated lymphocytes
PAI-1 inhibitor	plasminogen activator inhibitor, a protein released by platelets and cells that regulates the blood clot clearance system in humans
P-gp MDR inhibitor	agent that inhibits p-glycoprotein function, a plasma membrane protein that causes multi-drug resistance when over-expressed
Phase I clinical trials	clinical trials normally conducted in healthy human volunteers following pre-clinical studies, usually to assess the safety and pharmacokinetics of a drug candidate
Phase II clinical trials	clinical trials to assess short term safety and preliminary efficacy in a limited number of patients with the relevant disease and to determine appropriate dose ranges and regimens
Phase III clinical trials	clinical trials to undertake a comprehensive evaluation of safety and efficacy in patients with the relevant disease under practical conditions
plasmid	an extra-chromosomal circular DNA molecule capable of replicating
pre-clinical trials	studies of compounds undertaken in the laboratory, in isolated tissues and in living animals, to determine *inter alia*, safety, pharmacological activity and product quality
prophylactic vaccine	vaccine designed to prevent a disease
R&D	research and development
recombinant fusion protein	protein produced by a gene that consists of regions of different genes fused together by genetic engineering

telomerase	enzyme that allows replication of chromosome ends
topoisomerase	enzyme active in structural alterations during DNA synthesis
vaccine	a preparation containing killed or living cells (or antigens derived therefrom) of a disease causing organism, which is used to stimulate the immune system to produce immunity to the disease
vaccinia virus	DNA virus used to express foreign proteins in a cell
vector	plasmid or virus DNA that is used to introduce genes into a host cell

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the contents of this document or as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services Act 1986 if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Ordinary Shares, please forward this document and the accompanying documentation as soon as possible to the purchaser or transferee, or to the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

This Circular should be read in conjunction with the accompanying Listing Particulars, which have been prepared in accordance with the Listing Rules made under Section 142 of the Financial Services Act 1986. A copy of the Listing Particulars has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 149 of that act.

Application has been made to the UKLA for the New Xenova Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the New Xenova Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission to listing of those securities will become effective and dealings on the London Stock Exchange (for normal settlement) will commence on the first business day following the day on which the Merger Offer becomes or is declared unconditional in all respects (save only for admission of the New Xenova Shares to the Official List becoming effective).

Xenova Group plc

(Incorporated and registered in England and Wales with registered number 2698673)

Proposed Merger with Cantab Pharmaceuticals plc and Notice of Extraordinary General Meeting

---

Nomura, which is regulated in the United Kingdom by the Securities and Futures Authority Limited, is acting for Xenova and no one else in connection with the Merger Offer and will not be responsible to any person other than Xenova for providing the protections afforded to its customers of Nomura or for providing advice in relation to the Merger Offer or the New Xenova Shares.

Notice of the Extraordinary General Meeting, to be held at Nomura House, 1 St Martins-le-Grand, London EC1A 4NP at 10.00 a.m. on 19 March, 2001, is set out at the end of this document. The accompanying Form of Proxy for use at the Extraordinary General Meeting should be completed and returned, in accordance with the instructions printed thereon, to Computershare Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA as soon as possible but in any event so as to arrive no later than 10.00 a.m. on 17 March, 2001.

13

LETTER FROM THE CHAIRMAN OF XENOVA

XENOVA

(registered in England and Wales with registered number 2698673)

Directors
John BH Jackson, *Non-executive Chairman*
David A Oxlade, *Chief Executive Officer*
Daniel Abrams, FCA, MA (Hons), *Chief Financial Officer*
Michael Moore, DSc, FRCPath, *Chief Scientific Officer*
John Waterfall, PhD, *Research and Development Director*
Paul Bevan, PhD, *Non-executive Director*
Peter L Gillett, FCA, *Non-executive Director*
Adrian L Harris, MBChB, MRCP, DPhil, FRCP, *Non-executive Director*
T Ronald Irwin, FRPharms, PhC, *Non-executive Director*
Howard S Wachtler, *Non-executive Director*

Registered Office:
240 Bath Road
Slough
Berkshire
SL1 4EF

1 March, 2001

To Shareholders and, for information only, to Warrantholders and to participants in the Share Option Schemes

Dear Shareholder,

Introduction

On 19 February, 2001, the boards of Xenova and Cantab announced that they had agreed terms for a proposed merger of their two businesses. The Merger will be achieved through a recommended all share offer being made by Nomura, on Xenova's behalf, to acquire all of the issued and to be issued share capital of Cantab.

Given its size, the Merger Offer is conditional, *inter alia*, on the approval of Shareholders at an Extraordinary General Meeting to be held at Nomura House, 1 St Martins-le-Grand, London EC1A 4NP at 10.00 a.m. on 19 March, 2001.

The Cantab Directors are unanimously recommending Cantab Shareholders to accept the Merger Offer, as they have undertaken to do in respect of their own aggregate holdings of 196,006 Cantab Shares, representing approximately 0.44 per cent. of Cantab's existing issued share capital.

The purpose of this letter is to give you details of the background to the Merger and the reasons why your Board recommends that you vote in favour of the Resolution, which is necessary to approve and implement it. You will find enclosed the Listing Particulars which relate to the New Xenova Shares to be issued pursuant to the Merger Offer, together with, for your information only, the Offer Document.

Details of the Merger Offer

On behalf of Xenova, Nomura has offered to acquire all of the Cantab Shares on the following basis:

for every 7 Cantab Shares	11 New Xenova Shares

and so in proportion for any other number of Cantab Shares held.

On the basis of the Closing Price of 69 pence per Xenova Share on 28 February, 2001, the latest practicable date immediately prior to the publication of this document, the Merger Offer values each Cantab Share at approximately 108.4 pence and the whole of the issued share capital of Cantab at approximately £48.2 million.

Full acceptance of the Merger Offer (without taking account of the exercise of any options under the Cantab Share Option Schemes) would result in the issue of 69.8 million New Xenova Shares, representing 50.2 per cent. of the enlarged issued ordinary share capital of Xenova.

The Merger Offer extends to all Cantab Shares unconditionally allotted or issued as at the date of this document and any further Cantab Shares unconditionally allotted or issued while the Merger Offer remains open for acceptance. The Merger Offer will initially be open for acceptance until 3.00 p.m. on 22 March, 2001, but may be extended in accordance with the City Code.

The Cantab Shares that are the subject of the Merger Offer will be acquired by Xenova fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights attaching thereto, including the right to receive all dividends and other distributions (if any), declared, made or paid after 19 February 2001. The Cantab Board has not declared or recommended any dividends since incorporation.

The New Xenova Shares to be issued pursuant to the Merger Offer will be issued credited as fully paid and will rank *pari passu* in all respects with the existing Xenova Shares.

Application has been made for the New Xenova Shares to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission to listing of those securities will become effective and dealings on the London Stock Exchange will commence on the first business day following the day on which the Merger Offer becomes or is declared unconditional in all respects (save only for admission of the New Xenova Shares to the Official List becoming effective).

Fractions of New Xenova Shares will not be allotted or issued to persons accepting the Merger Offer and such entitlements to the New Xenova Shares under the Merger Offer will be rounded down to the nearest whole number of New Xenova Shares. Fractional entitlements to New Xenova Shares will be aggregated and sold in the market and the proceeds will be retained for the benefit of the Enlarged Group.

Reasons for and benefits of the Merger

Both your Directors and the Cantab Directors believe that the Enlarged Group created by the Merger will have enhanced prospects of introducing commercially important new drugs to the healthcare market. Key features of the Enlarged Group will include: a significant portfolio of potential first-in-class and innovative products, including seven products in clinical development; valuable partnerships with major pharmaceutical companies including Celltech, Eli Lilly, GlaxoSmithKline and Pfizer with the potential for further collaborations in the current year; strong drug discovery and development capabilities in both the biopharmaceutical and medicinal chemistry fields; and a significantly strengthened proprietary technology base.

The Enlarged Group will have the benefit of an internationally experienced management team to drive the focus and development of the extended portfolio of programmes. The proposed combined management team has a proven track record in identifying, developing and partnering innovative products and technologies.

Your Directors and the Cantab Directors believe that the expanded product pipeline and broader technology platform of the Enlarged Group will increase the chances of successfully bringing new products to market and reduce the overall risk profile, thereby increasing the potential to unlock the inherent values within Xenova and Cantab. Furthermore, the Merger will create a broader shareholder base that should ensure greater liquidity and therefore promote a broader level of interest in the equity of the Enlarged Group.

A broad range of potential first-in-class and innovative products

The principal therapeutic areas of focus for the Enlarged Group will be cancer, infectious diseases and addiction, with both companies combining their expertise in the area of cancer where each company has a number of exciting product opportunities. The Enlarged Group will have one of the largest clinical pipelines among public companies within the European biopharmaceutical sector, with four product candidates in Phase II and three in Phase I, and a further five in pre-clinical development. Of particular importance is the potential for the Enlarged Group to bring product candidates into Phase III registration clinical trials through the involvement of corporate partners for late stage development and commercialisation. Details of the Enlarged Group's product candidates are outlined below.

Strong drug discovery and development capabilities

Your Directors and the Cantab Directors consider that the two companies have highly complementary research and development skill sets. Xenova has significant expertise in the discovery and clinical development of small molecule drug candidates and has capabilities in the areas of bioinformatics, medicinal chemistry and computer modelling. Cantab has strengths in the areas of virology, immunology and gene therapy. The Enlarged Group will therefore have an enhanced range of technologies with which to develop its current and future products. It will also benefit from important relationships established by both companies with leading academic centres and institutions in their respective fields, providing access to expertise, new intellectual property and new product opportunities.

Research and development for the Enlarged Group's programmes, with approximately 163 employees involved in areas including research and development, medical activities, quality assurance, quality control and manufacturing will be located within state-of-the-art facilities in Slough and Cambridge.

Corporate partnerships

The Enlarged Group intends to continue the corporate collaborations of each of Xenova and Cantab with their existing partners, Celltech, Eli Lilly, GlaxoSmithKline and Pfizer. Your Directors and the Cantab Directors expect that the Enlarged Group has the potential to enter into additional partnerships for the further development and commercialisation of products that each company is currently developing.

Financial position

Xenova and Cantab on a combined basis had cash and liquid investments of £27.5 million as at 31 December 2000 (before taking into account any merger costs), as extracted from the unaudited pro forma statement of net assets of the Enlarged Group in Part IV of the Listing Particulars. In addition, Cantab received £5.75 million in January 2001 from GlaxoSmithKline arising from the regulatory requirement by the US Federal Trade Commission for GlaxoSmithKline to return the prophylactic rights to the DISC-PRO programme following the merger of GlaxoWellcome plc with SmithKline Beecham plc. The financial position of the Enlarged Group may also benefit during 2001 from the exercise of the Warrants (exercisable at 85 pence per Xenova Share) which, if fully exercised, would raise additional funds of £9.8 million during the period to 31 October 2001. It may also benefit from any upfront payments from the licensing of existing programmes. There can, however, be no guarantee that the Enlarged Group will not need to raise funds in the future.

As an additional benefit of the Merger, your Directors and the Cantab Directors anticipate cost efficiencies by eliminating duplication from the combined infrastructure.

Enlarged Group's products

The Enlarged Group will focus on the therapeutic areas of cancer, infectious diseases and addiction. The principal clinical development programmes, including those expected to enter clinical trials during 2001, in each of these therapeutic areas are described below.

Cancer

- **XR9576** (P-gp MDR inhibitor) is potentially a first-in-class drug to combat multi-drug resistance in cancer. Your Directors expect that a corporate partnership agreement to fund Phase III clinical trials as well as the marketing of this product will be entered into during 2001.
- **TA-HPV** (Vaccinia vector HPV16/18 vaccine) is an immunotherapeutic vaccine, consisting of a live recombinant vaccinia virus, designed to prevent the recurrence of cervical cancer. This vaccine is currently in Phase II clinical trials.
- **TA-CIN** (HPV16 fusion protein vaccine) is a recombinant fusion protein, derived from the HPV16 protein, designed as a treatment for women with cervical dysplasia. Phase I clinical trials have been completed.
- **DISC-GMCSF** (DISC vectored GMCSF immunotherapeutic) is an immunotherapeutic vaccine comprising a DISC-HSV vector expressing human GMCSF. It is designed as a treatment for a broad range of solid tumours and is currently in Phase I clinical trials.
- **XR 11576** (Dual topoisomerase I/II inhibitor) a second generation intravenous and oral cytotoxic drug candidate and **XR5944** (Dual topoisomerase I/II inhibitor), a second generation intravenous drug candidate, one of which is expected to enter Phase I/II clinical trials during 2001. This replaces the first generation candidate, XR5000, which failed to demonstrate competitive efficacy in an initial Phase II clinical trial. No further work on XR5000 is planned.

Infectious Diseases

- **TA-HSV** (Herpes simplex therapeutic vaccine) is a vaccine designed for the treatment of recurrent genital herpes and is in Phase II clinical trials with partner GlaxoSmithKline.

- **DISC-PRO** (Herpes simplex prophylactic vaccine) is a prophylactic vaccine designed to prevent genital and oro-labial herpes. Phase I clinical trials are complete and preparations are under way for a clinical immunogenicity study and Phase III registration studies for which your Directors and the Proposed Directors intend to identify a corporate partner.

Addiction

- **TA-CD** (Cocaine conjugate vaccine) is a vaccine for the treatment of cocaine addiction for which a Phase IIa clinical trial, supported by NIDA, has been completed. Results from recently completed toxicology and clinical studies are due to be submitted to the FDA in the near future and a further Phase II study is expected to commence later in the current year.
- **TA-NIC** (Nicotine conjugate vaccine) is a vaccine designed as a treatment for nicotine dependence. Phase I clinical trials are scheduled to begin in 2001.

Other programmes

The Enlarged Group will also have a strong pipeline of earlier stage product programmes and technologies to progress to clinical development or with which to form corporate partnerships. These include:

- **OX40/OX40L** – a platform for the creation of multiple product candidates targeting cancer and autoimmune disease. A partnership has already been established with Celltech to develop an antibody-based product against OX40 for treatment of autoimmune disease.
- **DISC Vaccine technology** – applicable to multiple disease targets. A product candidate for prevention of bovine herpes (DISC BHV) is in development in partnership with Pfizer.
- **PAI-1 inhibitor technology** – a platform for the development of drugs targeting cancer and cardiovascular disease. Research in the cardiovascular area is being carried out in collaboration with Eli Lilly.
- **VP22 technology** – a novel technology for enhancing delivery of gene-based therapeutics, being developed under a joint venture, Phogen Limited, with Marie Curie Cancer Care.

Directors, management and employees

Following the Merger Offer becoming or being declared unconditional in all respects, the board of the Enlarged Group will be:

Non-executives

John BH Jackson	Chairman
Simon P Duffy*	Deputy Chairman
Gerard H Fairtlough*	Non-executive Director
Peter L Gillett	Non-executive Director
Adrian L Harris	Non-executive Director
T Ronald Irwin	Non-executive Director
Howard S Wachtler	Non-executive Director

Executives

David A Oxlade	Chief Executive Officer
Nicholas L Hart*	Commercial Director
Daniel Abrams	Chief Financial Officer
Stephen C Inglis*	Research Director
Michael Moore	Chief Scientific Officer
John St Clair Roberts*	Medical Director
John Waterfall	Development Director

*Proposed Directors who will join the Xenova Board from Cantab upon the Merger Offer becoming or being declared wholly unconditional in all respects. Details of the Proposed Directors' remuneration arrangements are set out in paragraphs 8(3) and 8(6) of Part V of the Listing Particulars accompanying this document.

Upon the Merger Offer becoming or being declared unconditional in all respects. Paul Bevan will resign as a non-executive director from the Xenova Board and Jeremy Curnock Cook and Michael Redmond will resign as non-executive directors from the Cantab Board.

The Proposed Directors will join the Xenova Board upon the Merger Offer becoming or being declared wholly unconditional in all respects. It is currently anticipated that shortly after Nicholas Hart, Stephen Inglis and John St Clair Roberts are appointed to the Xenova Board, their respective basic annual salaries will be adjusted to £140,000, £120,000 and £115,000 respectively, and that each will be entitled to a bonus of up to 40 per cent. of his basic salary. Otherwise it is intended that the current terms of service of the Proposed Directors will not be changed significantly upon their appointment to the Xenova Board, although these arrangements will be reviewed after such appointment and where appropriate salary and benefits arrangements may be altered to integrate them appropriately into the Xenova Board structure.

Your Board and the Proposed Directors have confirmed that the existing employment rights, including the pension rights, of all management and employees of Cantab will be fully safeguarded following completion of the Merger.

Information on Cantab, its activities and current trading

Cantab is a biotechnology company based in Cambridge with over 130 employees, focused on the development of novel human biopharmaceuticals using its innovative expertise in vaccines, immunotherapy and gene delivery.

Cantab currently has six products in clinical development and a further seven at the preclinical and research stages. These products fall into the categories of vaccines (prophylactic and therapeutic), immunotherapeutics and gene therapeutics. Cantab's product portfolio addresses areas of high unmet clinical need and significant commercial potential, such as infectious disease, cancer and drug addiction. In addition, Cantab has developed novel proprietary platform technologies for vaccine construction and gene therapy and, through Phogen Limited, its joint venture with Marie Curie Cancer Care, for enhanced gene and drug delivery. This product and technology pipeline is supported by a strong intellectual property portfolio with 66 patents granted and a further 134 individual patent applications.

Cantab also operates a pilot plant for manufacture of clinical grade material that has capacity available for contract manufacturing for other biotechnology companies without such facilities.

For the year ended 31 December 2000, Cantab incurred a loss on ordinary activities before taxation and R&D tax credits of £5.1 million (1999: £8.7 million) and as at that date had net assets of £28.4 million (1999: £31.7 million) and cash and liquid investments of £15.3 million (1999: £26.1 million).

Cantab announced its unaudited preliminary statement of results for the year ended 31 December 2000 on 19 February 2001. The full text of that announcement is set out in section B of Part III of the Listing Particulars. Since that date, the Cantab Directors consider that Cantab has operated in line with expectations.

Prospects of the Enlarged Group

Following the positive results of the Phase IIa clinical trials of the cancer drug candidate XR9576, Xenova is currently in discussions with potential corporate partners. Your Directors expect to enter into a licensing agreement with a corporate partner during 2001 to fund Phase III clinical trials and to market and distribute the product.

Furthermore, your Directors and the Proposed Directors also expect the Enlarged Group to enter two further programmes into clinical trials by the end of 2001 and to secure at least one further corporate partnership in addition to the licensing agreement for XR9576 to support the funding of the Enlarged Group's expanded portfolio.

Your Directors and the Cantab Directors believe that the expanded product pipeline and broader technology platform of the Enlarged Group will increase the chances of successfully bringing new products to market and reduce the overall risk profile, thereby increasing the potential to unlock the inherent values within Xenova and Cantab.

Following completion of the Merger, a new name for the Enlarged Group may be sought to reflect the coming together of the two companies. Shareholders of the Enlarged Group will be sent further details at the appropriate time.

Settlement

Subject to the Merger Offer becoming or being declared unconditional in all respects, settlement of the consideration to which any Cantab Shareholder is entitled under the Merger Offer will be effected (i) in the case of acceptances of the Merger Offer received, complete in all respects, by the date on which the Merger Offer becomes or is declared unconditional in all respects, within 14 days of such date, or (ii) in the case of acceptances of the Merger Offer received, complete in all respects, after the date on which the Merger Offer becomes or is declared unconditional in all respects but while it remains open for acceptances, within 14 days of such receipt.

Where an acceptance relates to Cantab Shares held in CREST (that is, in uncertificated form), the New Xenova Shares to which the accepting Cantab Shareholder is entitled will be issued to such shareholder in uncertificated form within the CREST system (unless Xenova decides otherwise).

Where an acceptance relates to Cantab Shares in certificated form, the New Xenova Shares to which the accepting Cantab Shareholder is entitled will be issued in certificated form. Definitive certificates for the New Xenova Shares will be despatched by first-class post (or by such other method as may be approved by the Panel).

In relation to New Xenova Shares issued in certificated form, temporary documents of title will not be issued. Pending the despatch by post of definitive certificates for such New Xenova Shares in accordance with the terms of the Merger Offer, transfers will be certified against the register.

Extraordinary General Meeting

You will find set out at the end of this document a Notice convening an Extraordinary General Meeting for 10.00 a.m. on 19 March, 2001.

At the Extraordinary General Meeting, a Resolution will be proposed to approve the Merger, the Merger Offer and any revisions or extensions thereof and related arrangements and, conditional on the Merger Offer becoming or being declared unconditional in all respects, to increase the Company's authorised share capital from £10,000,000 to £20,000,000 by the creation of an additional 100,000,000 Ordinary Shares, representing an increase of 100 per cent. in the authorised share capital of Xenova, and to authorise your Directors to allot relevant securities up to an aggregate nominal amount of £9,257,530 (pursuant to section 80 of the Act, which authority will expire at the conclusion of Xenova's annual general meeting to be held in 2001). These authorities will be in addition to those already granted at the extraordinary general meeting of the Company held on 8 August 2000.

The Resolution will authorise your Directors to issue relevant securities representing approximately 134 per cent. of the existing issued share capital of Xenova as at 28 February 2001. However, following the implementation of the Merger and assuming full acceptance of the Merger Offer, your Directors will have authorities remaining to allot £4,171,296 in nominal value of relevant securities which (assuming no exercise of options under the Share Option Schemes or the Cantab Share Option Schemes and no issue of shares pursuant to the Warrants) represents approximately 30 per cent. of the issued share capital of the Enlarged Group. Your Directors have no immediate intention to exercise this authority other than pursuant to the Merger Offer, although Ordinary Shares may also be issued in connection with any corporate partnership entered into during the year.

Further information

Further information is contained in the Listing Particulars, which accompany this circular. The summary financial information set out above is extracted from the financial information and the pro forma information on the Enlarged Group, set out in Parts II, III and IV of the accompanying Listing Particulars. Shareholders should read the whole document and not rely solely on summary information. Copies of the Offer Document, for your information only, are available from Computershare Services PLC at PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ.

Actions to be taken

Shareholders will find enclosed with this document a Form of Proxy for use in connection with the Extraordinary General Meeting.

Whether or not you intend to be present at the Extraordinary General Meeting, you are requested to complete the Form of Proxy and return it to the Registrars as soon as possible, and in any event so as to arrive not later than 10.00 a.m. on 17 March, 2001. The completion and return of the Form of Proxy will not preclude you from attending the Extraordinary General Meeting and voting in person should you wish to do so.

Recommendation

Your Directors, who have received financial advice from Nomura in relation to the Merger Offer, consider the Merger Offer to be in the best interests of the Shareholders as a whole. In providing its advice to the Directors, Nomura has taken into account the Directors' commercial assessment of the Merger.

Your Directors unanimously recommend you to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings of 314,916 Ordinary Shares in aggregate, representing 0.45 per cent. of the issued share capital of the Company.

Yours sincerely

John BH Jackson
Chairman

ADDITIONAL INFORMATION

1. Responsibility

Your Directors accept responsibility for the information contained in this document. To the best of the knowledge and belief of your Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Proposed Directors' service contracts

Details of the Proposed Directors' service contracts with Cantab, and the intended amendments to be made to such service contracts to be signed following the Merger can be found in paragraphs 8(3) and 8(6) of Part V of the Listing Particulars.

3. Consent

Nomura has given and not withdrawn its written consent to the issue of this document with the inclusion of its name in the form and context in which it appears.

4. Documents available for inspection

The documents referred to in paragraph 18 of Part V of the Listing Particulars will be available for inspection as described in the Listing Particulars, together with the consent from Nomura referred to in paragraph 3 above.

DEFINITIONS

The following terms apply throughout this document unless the context otherwise requires:

"Admission"	admission of the New Xenova Shares to the Official List becoming effective in accordance with the Listing Rules and dealings commencing on the London Stock Exchange's market for listed securities
"Cantab"	Cantab Pharmaceuticals plc
"Cantab Directors"	the existing directors of Cantab, whose names are set out in paragraph 2(2) of Part V of the Listing Particulars
"Cantab Shareholders"	holders of Cantab Shares
"Cantab Share Option Schemes"	The Cantab Pharmaceuticals plc Sharesave Scheme, The Cantab Pharmaceuticals plc 1993 Executive Share Option Scheme No. 1, The Cantab Pharmaceuticals plc 1993 Executive Share Option Scheme No. 2, The Cantab Pharmaceuticals plc 1992 Share Option Plans Nos. 1 and 2
"Cantab Shares"	the existing unconditionally allotted or issued fully paid ordinary shares of 2 pence each in the share capital of Cantab and any further ordinary shares which are unconditionally allotted or issued at or before the time at which the Merger Offer ceases to be open for acceptance (or such earlier date and/or time, not being earlier than the date on which the Merger Offer becomes or is declared unconditional as to acceptances or, if later, the first closing date of the Merger Offer, as Xenova may, subject to the City Code, decide)
"Celltech"	Celltech Group plc
"City Code"	The City Code on Takeovers and Mergers
"Closing Price"	the closing middle-market price of a Cantab Share or a Xenova Share, as the case may be, as derived from the Daily Official List
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Eli Lilly	Eli Lilly & Company of Indianapolis, Indiana, USA
"Enlarged Group"	Xenova or the Xenova Group (as the context requires) as enlarged by the Merger
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company to be held at Nomura House, 1 St Martins-le-Grand, London EC1A 4NP at 10.00 a.m. on 19 March 2001, notice of which is set out at the end of this document
"Form of Acceptance"	the form of acceptance relating to the Merger Offer
"Form of Proxy"	the form of proxy for use at the EGM, which accompanies this document
"GlaxoSmithKline"	GlaxoSmithKline plc
"Listing Particulars"	the listing particulars of Xenova dated 1 March, 2001
"Listing Rules"	the rules and regulations made by the Financial Services Authority under the Financial Services Act 1986 and contained in the Financial Services Authority's publication of the same name
"London Stock Exchange"	London Stock Exchange plc
"Merger"	the proposed merger of Xenova and Cantab by way of the Merger Offer

"Merger Offer"	the recommended offer by Nomura on behalf of Xenova for the Cantab Shares on the terms and subject to the conditions set out in the Offer Document and the Form of Acceptance including, save where the context requires otherwise, any subsequent revision variation, extension or renewal of such offer
"New Xenova Shares"	the new Xenova Shares proposed to be issued fully paid pursuant to the Merger Offer
"Nomura"	Nomura International plc
"Offer Document"	the document dated 1 March, 2001, detailing the terms and conditions of the Merger Offer including the Appendices thereto
"Official List"	the Official List of the UKLA
"Pfizer"	Pfizer Inc.
"Proposed Directors"	the persons listed in paragraph 2(3) of Part V of the Listing Particulars who are to be appointed directors of Xenova following the Merger
"Registrars"	Computershare Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH
"Resolution"	the resolution set out in the notice of Extraordinary General Meeting at the end of this document
"Shareholder"	a holder of Xenova Shares
"Share Option Schemes"	the Xenova Limited 1988 Share Option Plan, the Xenova Group 1992 Share Option Scheme, the Xenova Group 1996 Share Option Scheme and the Xenova Group 1996 Savings Related Share Option Scheme
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UKLA"	the Financial Services Authority acting as the competent authority for the purposes of Part IV of the Financial Services Act 1986 and in the exercise of its functions in respect of admission to the Official List
"Warrants"	the outstanding registered equity warrants, each entitling the holder thereof to subscribe for 1 Ordinary Share at a price of 85 pence per share (subject to adjustment), the particulars of which are set out in the Xenova prospectus dated 13 July, 2000
"Warrantholders"	holders of the outstanding Warrants to subscribe for Xenova Shares
"Xenova" or the "Company"	Xenova Group plc
"Xenova Group" or the "Group"	Xenova and its subsidiary undertakings from time to time
"Xenova Shares" or "Ordinary Shares"	ordinary shares of 10p each in the share capital of the Company

autoimmune	an individual's immune reaction against their own tissues
BHV	bovine herpes virus, bovine equivalent to herpes simplex virus
cervical dysplasia	precancerous changes to the epithelial cells of the cervix
conjugate vaccine	vaccine containing a capsular polysaccharide fused to the cells to increase immune response
cytotoxic	an agent with a specific destructive action on cells
DISC technology	technique for disabling a virus by removing a gene that prevents replicated viruses from spreading to other cells
dual topoisomerase I/II inhibitor	agent that inhibits both types of topoisomerase
FDA	the Food and Drug Administration of the US
GMCSF	granulocyte-macrophage colony stimulating factor, a human hormone stimulating the immune system
HSV	herpes simplex virus, causes a variety of infections including lip lesions and genital herpes
immunotherapeutic vaccine	vaccine used to treat a disease by stimulating the immune system
lymphocyte	white blood cells, part of the immune system
MDR	multi-drug resistance
NIDA	National Institute for Drug Abuse in US
OX-40 receptor	a member of the nerve growth factor family, expressed on activated lymphocytes
PAI-1 inhibitor	plasminogen activator inhibitor, a protein released by platelets and cells that regulates the blood clot clearance system in humans
P-gp MDR inhibitor	agent that inhibits p-glycoprotein function, a plasma membrane protein that causes multi-drug resistance when over-expressed
Phase I clinical trials	clinical trials normally conducted in healthy human volunteers following pre-clinical studies, usually to assess the safety and pharmacokinetics of a drug candidate
Phase II clinical trials	clinical trials to assess short term safety and preliminary efficacy in a limited number of patients with the relevant disease and to determine appropriate dose ranges and regimens
Phase III clinical trials	clinical trials to undertake a comprehensive evaluation of safety and efficacy in patients with the relevant disease under practical conditions
plasmid	an extra-chromosomal circular DNA molecule capable of replicating
pre-clinical trials	studies of compounds undertaken in the laboratory, in isolated tissues and in living animals, to determine *inter alia*, safety, pharmacological activity and product quality
prophylactic vaccine	vaccine designed to prevent a disease
R&D	research and development
recombinant fusion protein	protein produced by a gene that consists of regions of different genes fused together by genetic engineering

telomerase	enzyme that allows replication of chromosome ends
topoisomerase	enzyme active in structural alterations during DNA synthesis
vaccine	a preparation containing killed or living cells (or antigens derived therefrom) of a disease causing organism, which is used to stimulate the immune system to produce immunity to the disease
vaccinia virus	DNA virus used to express foreign proteins in a cell
vector	plasmid or virus DNA that is used to introduce genes into a host cell

Xenova Group plc

(registered in England and Wales with registered number 2698673)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Xenova Group plc (the "Company") will be held at Nomura House, 1 St Martins-le-Grand, London EC1A 4NP at 10.00 a.m. on 19 March, 2001 for the purposes of considering and, if thought fit, passing the following resolution, which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

THAT:

(a) the proposed merger of the Company and Cantab Pharmaceuticals plc ("Cantab") by means of the offer to the shareholders of Cantab contained in the offer document dated 1 March, 2001 issued by Nomura International plc ("Nomura") and being made by Nomura on behalf of the Company to acquire the whole of the issued and to be issued share capital of Cantab (including any amendment, variation, revision, increase, extension or renewal thereof) (the "Merger Offer") be and is hereby approved and that the directors of the Company (or any duly authorised committee thereof) be and are hereby authorised to waive, amend, vary, revise, increase, extend, or renew any of the terms or conditions of the Merger Offer as originally made or as subsequently waived, amended, varied, revised, increased, extended or renewed (such waivers, amendments, variations, revisions, increases, extensions or renewals not to be material) and the performance or (as the case may be) grant by the Company of all acts, agreements, arrangements and indemnities which the directors of the Company (or any duly authorised committee thereof) consider necessary or desirable for the purpose of or in connection with the Merger Offer be and is hereby approved; and

(b) subject to, and conditional upon, the Merger Offer becoming or being declared unconditional in all respects (other than in respect of any condition relating to the passing of this resolution or relating to the admission of the new ordinary shares of 10p each in the capital of the Company to be issued pursuant to the Merger Offer to the Official List of the UK Listing Authority or to trading on the London Stock Exchange), and in addition to (and without prejudice to) any existing authority of the Company to allot shares:

   (i) the authorised share capital of the Company be hereby increased from £10,000,000 to £20,000,000 by the creation of 100,000,000 ordinary shares of 10p each, forming a single class with the existing ordinary shares of 10p each in the capital of the Company; and

   (ii) the directors of the Company be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 to exercise all the powers of the Company to issue and allot relevant securities (within the meaning of that Section) up to an aggregate nominal amount of £9,257,530 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the next annual general meeting of the Company following the passing of this resolution but so that the directors of the Company may, at any time prior to such date, make offers or agreements which would or might require relevant securities to be allotted after the expiry of this authority and the directors of the Company may allot relevant securities in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

Dated: 1 March, 2001

Registered office:
240 Bath Road
Slough
Berkshire SL1 4EF

By Order of the Board
D. Abrams
Secretary

Notes:

1. A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not also be a member of the Company.
2. A form of proxy is enclosed which, to be effective, must be completed and lodged with the Company's Registrars not later than 48 hours before the time fixed for the meeting (or any adjournment of such meeting).
3. Completion and return of a form of proxy does not preclude a member from attending and voting in person.
4. Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, only those shareholders registered in the register of members of the Company as at 48 hours prior to the time fixed for the meeting (or, in the case of an adjournment, as at 48 hours before the time of the adjourned meeting) shall be entitled to attend or vote at the general meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after such time shall be disregarded in determining the rights of any person to attend and/or vote at the meeting.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services Act 1986, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Cantab Shares, please send this document and the accompanying documentation as soon as possible to the purchaser or transferee, or to the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. However, as described below, such documentation should not be distributed, forwarded to or transmitted in or into the United States, Canada, Australia or Japan.

This document should be read in conjunction with the accompanying Form of Acceptance and Listing Particulars relating to Xenova and Cantab, which have been prepared in accordance with the Listing Rules made under section 142 of the Financial Services Act 1986. A copy of the Listing Particulars has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 149 of that act.

Application has been made to the UKLA for the New Xenova Shares to be admitted to the Official List. Application has also been made to the London Stock Exchange for the New Xenova Shares to be admitted to trading on the London Stock Exchange's market for Listed Securities.

Recommended Merger Offer by

Nomura International plc

on behalf of

Xenova Group plc

to acquire the entire issued share capital of

Cantab Pharmaceuticals plc

A letter from the Chairman of Xenova is set out on pages 3 and 4 of this document.

A letter of recommendation from the Chairman of Cantab is set out on pages 5 to 8 of this document.

The procedure for acceptance of the Merger Offer is set out in paragraph 9 of Part III of this document and in the accompanying Form of Acceptance. Forms of Acceptance should be returned as soon as possible and in any event so as to be received either by post or by hand at Computershare Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol, BS99 1XZ or by hand only (during normal business hours) at Computershare Services PLC, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR not later than 3.00 pm on 22 March 2001. If you are in any doubt as to the procedures for acceptance of the Merger Offer or require assistance with completion of the Form of Acceptance, please telephone 0870 702 0100.

The Merger Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmissions, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a securities exchange of, the United States nor is it being made, directly or indirectly, in or into, Canada, Australia or Japan, unless an exemption under any applicable laws is available. The Merger Offer also does not extend to American Depositary Receipts evidencing American Depositary Shares which represent Cantab Shares. Accordingly, neither this document, the accompanying Listing Particulars and Form of Acceptance nor any other related documents are being, and they must not be, mailed or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia or Japan and doing so may render invalid any purported acceptance of the Merger Offer. Further details in this regard are included in paragraph 9(f) of Part III, paragraph 7 of Part B of Appendix I and paragraph (c) of Part C of Appendix I to this document. Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this document and any accompanying documents to any jurisdiction outside the United Kingdom should read such paragraphs before taking any action.

The New Xenova Shares have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, or under the relevant securities laws of any state or other jurisdiction of the United States and the relevant clearances have not been, and will not be, obtained from any province of Canada, the Australian Securities Commission, or any securities authority of Japan. Accordingly, unless an exemption under any applicable laws is available, the New Xenova Shares may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.

Nomura, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Xenova and no one else in connection with the Merger Offer and will not be responsible to anyone other than Xenova for providing the protections afforded to customers of Nomura or for providing advice in relation to the Merger Offer or the New Xenova Shares.

Credit Suisse First Boston, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Cantab and no one else in connection with the Merger Offer and will not be responsible to anyone other than Cantab for providing the protections afforded to customers of Credit Suisse First Boston, or for providing advice in relation to the Merger Offer.

14

TABLE OF CONTENTS

EXPECTED TIMETABLE

Extraordinary General Meeting of Xenova	10.00 a.m. on 19 March 2001
First closing date of the Merger Offer	3.00 p.m. on 22 March 2001

PART I

LETTER FROM THE CHAIRMAN OF XENOVA

XENOVA

(registered in England and Wales with registered No. 2698673)

Directors

John BH Jackson, *Non-executive Chairman*
David A Oxlade, *Chief Executive Officer*
Daniel Abrams, FCA, MA (Hons), *Chief Financial Officer*
Michael Moore, DSc, FRCPath, *Chief Scientific Officer*
John Waterfall, PhD, *Research and Development Director*
Paul Bevan, PhD, *Non-executive Director*
Peter L Gillett, FCA, *Non-executive Director*
Adrian L Harris, MBChB, MRCP, DPhil, FRCP, *Non-executive Director*
T Ronald Irwin, FRPharms, PhC, *Non-executive Director*
Howard S Wachtler, *Non-executive Director*

Registered Office:
240 Bath Road
Slough
Berkshire
SL1 4EF

1 March 2001

To Cantab Shareholders and, for information only, to participants in the Cantab Share Option Schemes

Dear Shareholder

RECOMMENDED MERGER OFFER FROM XENOVA

Introduction

On 19 February 2001, the boards of Xenova and Cantab announced a recommended Merger of their two businesses to create an Enlarged Group with one of the largest clinical development pipelines among public companies within the European biopharmaceutical sector, with a key area of focus on cancer. The Merger brings together the complementary drug discovery and development skills of the two companies with which to develop current and future drug candidates. The Enlarged Group will also have a number of valuable partnerships with major pharmaceutical companies with the potential for more partnerships to follow.

I am writing to you to seek your support for the Merger.

The Merger Offer

The Merger is being effected by way of a recommended all share offer by Nomura, on behalf of Xenova, to acquire Cantab. Your attention is drawn to Part II of this document, where you will find a letter from Simon Duffy, Non-executive Chairman of Cantab, which explains the background to and reasons for the Merger and states that the Cantab Directors, who have been so advised by Credit Suisse First Boston, consider that the terms of the Merger Offer are fair and reasonable and unanimously recommend Cantab Shareholders to accept the Merger Offer.

The Board

If the Merger Offer becomes or is declared unconditional in all respects, five Cantab Directors will be invited to join the board of the Enlarged Group, creating a strong management team with broad experience for the future. Details of the proposed board are set out on page 7 in the letter from Simon Duffy.

Prospects for the Enlarged Group

The Merger creates an Enlarged Group with a strong pipeline of product candidates and with significant partnering opportunities, providing shareholders in both companies with an enhanced risk-reward profile. My fellow directors and I believe that the Enlarged Group will have significantly enhanced prospects with benefits flowing to the shareholders of both Xenova and Cantab.

Shareholders in Cantab are urged to complete and return the enclosed Form of Acceptance as soon as possible, but in any event so as to be received not later than 3.00 p.m. on 22 March 2001.

Your attention is drawn to the section entitled "Procedure for acceptance" in paragraph 9 of the letter from Nomura in Part III of this document and to the Form of Acceptance, which set out the procedure you should follow to accept the Merger Offer.

Yours sincerely

John B H Jackson
Chairman

PART II

LETTER FROM THE CHAIRMAN OF CANTAB

Cantab
pharmaceuticals

(Registered in England and Wales No. 2673800)

Directors
Simon P Duffy, *Non-executive Chairman*
Nicholas L Hart, *Acting Chief Executive and Chief Operating Officer*
Stephen C Inglis, *Research Director*
John St Clair Roberts, *Medical Director*
Jeremy L Curnock Cook, *Non-executive Director*
Gerard H Fairtlough, *Non-executive Director*
Michael Redmond, *Non-executive Director*

Registered Office
310 Cambridge Science Park
Cambridge
CB4 0WG

1 March 2001

To Cantab Shareholders and, for information only, to participants in the Cantab Share Option Schemes

Dear Shareholder,

RECOMMENDED MERGER OFFER FROM XENOVA

Introduction

It was announced on 19 February 2001 that the boards of Cantab and Xenova had reached agreement on the terms of a recommended Merger between our businesses.

I am writing on behalf of the Cantab Board to explain the background to the Merger and the reasons why your board considers the terms of the Merger Offer to be fair and reasonable and unanimously recommends that you accept the Merger Offer. This document should be read in conjunction with the accompanying Listing Particulars which contain financial and other information on Cantab, Xenova and the Enlarged Group, and with the accompanying Form of Acceptance.

The Merger also has the unanimous support and recommendation of the Xenova Board. A document addressed to the Xenova Shareholders seeking their approval for the Merger is being posted today.

Summary of the terms of the Merger Offer

The Merger is to be effected through a recommended Merger Offer being made by Nomura, on Xenova's behalf, to acquire, subject to the conditions and further terms set out in Appendix I of this document and the accompanying Form of Acceptance, all of the issued and to be issued share capital of Cantab on the following basis:

for every 7 Cantab Shares **11 New Xenova Shares**

and so in proportion for any other number of Cantab Shares held.

The formal Merger Offer is set out in the letter from Nomura commencing on page 9 of this document.

On the basis of the Closing Price of 89 pence per Xenova Share on 16 February 2001 (the business day immediately prior to the announcement of the Merger Offer), the Merger Offer valued each Cantab Share at 140 pence and represented a premium of 52.0 per cent. over the Closing Price of 92 pence per Cantab Share on 31 October 2000, the day before Cantab announced that it had received a number of approaches that might or might not lead to the sale or merger of Cantab, and a premium of 77.2 per cent. over the Closing Price of 79 pence per Cantab Share on 25 October 2000, the day before Cantab announced that it had appointed Credit Suisse First Boston to undertake a strategic review of the company. Since the announcement of the Merger Offer, Xenova's share price has declined. On the basis of the Closing Price of 69 pence per Xenova Share on 28 February 2001, the latest practicable date prior to the posting of this document, the Merger Offer values each Cantab Share at approximately 108.4 pence (representing a premium of 17.9 per cent. over the Closing Price of 92 pence per Cantab Share on 31 October 2000) and the entire issued share capital of Cantab at approximately £48.2 million.

Full acceptance of the Merger Offer (without taking account of the exercise of any options under the Cantab Share Option Schemes) would result in the issue of 69,790,821 New Xenova Shares to Cantab Shareholders, representing approximately 50.2 per cent. of the enlarged issued ordinary share capital of Xenova.

Background to and reasons for recommending the Merger Offer

Following the resignation of its Chief Executive, Jurek Sikorski, your board announced on 26 October 2000 that it had appointed Credit Suisse First Boston to conduct a strategic review of the company. It later announced on 1 November 2000 that Cantab had received a number of approaches which might or might not lead to the sale or merger of the company.

Having considered these approaches carefully, along with the alternative option of remaining as an independent company, your board believes that Xenova's proposal is the most attractive option and unanimously recommends that you accept the Merger Offer.

Xenova is a company with a similar strategy and risk and reward profile to Cantab, seeking to develop innovative new products and bring them to market through partnering these products at the later stages of their clinical development. The Cantab Board believes that a merger with Xenova will create an Enlarged Group with enhanced prospects of introducing commercially important new drugs to the healthcare market. In particular, the Cantab Board recognises Xenova's lead product, XR9576, as a significant commercial opportunity and the Xenova Board expects to enter into a licensing agreement with a corporate partner during 2001 to fund Phase III clinical trials and to market and distribute the product. The Enlarged Group will have one of the largest clinical stage pipelines among public companies within the European biopharmaceutical sector, with seven products in clinical development and a further five in pre-clinical development.

The Enlarged Group will also have the benefit of an internationally experienced management team to drive the focus and development of the extended portfolio of programmes. The proposed combined management team also has a proven track record in identifying, developing and partnering innovative products and technologies.

Your board and the Xenova Board believe that the expanded product pipeline and broader technology platform of the Enlarged Group will increase the chances of successfully bringing new products to market and reduce the overall risk profile, thereby increasing the potential to unlock inherent values within Xenova and Cantab. Furthermore, the Merger will create a broader shareholder base that should ensure greater liquidity and therefore promote a broader level of interest in the equity of the Enlarged Group.

A broad range of potential first-in-class and innovative products

The principal therapeutic areas of focus for the Enlarged Group will be cancer, infectious diseases and addiction, with both companies combining their expertise in the area of cancer where each company has a number of exciting product opportunities. The Enlarged Group will have a significant portfolio of potential first-in-class and innovative products, with four product candidates in Phase II, three in Phase I and a further five in pre-clinical development. Further details of these product candidates are set out in Part I of the Listing Particulars accompanying this document.

Strong drug discovery and development capabilities

Your board and the Xenova Board consider that the two companies have highly complementary research and development skill sets with strong drug discovery and development capabilities in both the biopharmaceutical and medicinal chemistry fields, providing a significantly strengthened proprietary technology base. Xenova has expertise in the discovery and clinical development of small molecule drug candidates and has capabilities in the areas of bioinformatics, medicinal chemistry and computer modelling. Cantab has strengths in the areas of virology, immunology and gene therapy. The Enlarged Group will therefore have an enhanced range of technologies with which to develop its current and future products. It will also benefit from important relationships established by both companies with leading academic centres and institutions in their respective fields, providing access to expertise, new intellectual property and new product opportunities.

Research and development for the Enlarged Group's programmes, with approximately 163 employees involved in areas including research and development, medical activities, quality assurance, quality control and manufacturing, will be located within state-of-the-art facilities in Slough and Cambridge.

Corporate partnerships

The Enlarged Group intends to continue the corporate collaborations of each of Xenova and Cantab with their existing partners, Celltech, Eli Lilly, GlaxoSmithKline and Pfizer, and your Board expects that the Enlarged Group has the potential to enter into additional partnerships for the further development and commercialisation of the products that each company is currently developing.

Financial position

Xenova and Cantab on a combined basis had cash and liquid investments of £27.5 million as at 31 December 2000 (before taking into account any merger costs), as extracted from the unaudited pro forma statement of net assets of the Enlarged Group in Part IV of the Listing Particulars accompanying this document. In addition, Cantab received £5.75 million in January 2001 from GlaxoSmithKline arising from the regulatory requirement by the US Federal Trade Commission for GlaxoSmithKline to return the prophylactic rights to the DISC-PRO programme following the merger of GlaxoWellcome plc with SmithKlineBeecham plc. The financial position of the Enlarged Group may also benefit during 2001 from the exercise of outstanding Xenova Warrants (exercisable at 85 pence per Xenova Share) which, if fully exercised, would raise additional funds of £9.8 million during the period to 31 October 2001. It may also benefit from any upfront payments from the licensing of existing programmes. There can, however, be no guarantee that the Enlarged Group will not need to raise additional funds in the future.

As an additional benefit of the Merger, both boards anticipate cost efficiencies by eliminating duplication from the combined infrastructure.

Cantab Preliminary Results

Cantab announced on 19 February 2001 its unaudited preliminary statement of results for the year ended 31 December 2000. For the year ended 31 December 2000, Cantab incurred a loss on ordinary activities, before taxation and R&D tax credits, of £5.1 million (1999: £8.7 million) and as at that date had net assets of £28.4 million (1999: £31.7 million) and cash and liquid investments of £15.3 million (1999: £26.1 million). The full text of that announcement is set out in Section B of Part III of the Listing Particulars accompanying this document.

Your attention is drawn to the fact that the financial information included in this document is only summary financial information and full financial information on Cantab, Xenova and the Enlarged Group is set out in Parts II, III and IV of the accompanying Listing Particulars.

Directors, management and employees

Following the Merger Offer becoming or being declared unconditional in all respects, Cantab's three executive directors, Nicholas Hart (Acting Chief Executive and Chief Operating Officer), Stephen Inglis (Research Director) and John St Clair Roberts (Medical Director), will join the Xenova Board as executive directors. Gerard Fairtlough and I will also join the Xenova Board as non-executive director and non-executive deputy chairman respectively. Jeremy Curnock Cook and Michael Redmond will resign as non-executive directors from the Cantab Board.

Therefore, following the Merger Offer becoming or being declared unconditional in all respects, the board of the parent company of the Enlarged Group will be:

Non-executives	
John BH Jackson	Non-executive Chairman
Simon P Duffy*	Non-executive Deputy Chairman
Gerard H Fairtlough*	Non-executive Director
Peter L Gillett	Non-executive Director
Adrian L Harris	Non-executive Director
T Ronald Irwin	Non-executive Director
Howard S Wachtler	Non-executive Director
Executives	
David A Oxlade	Chief Executive Officer
Nicholas L Hart*	Commercial Director
Daniel Abrams	Chief Financial Officer
Stephen C Inglis*	Research Director
Michael Moore	Chief Scientific Officer
John St Clair Roberts*	Medical Director
John Waterfall	Development Director

**Proposed Directors who will join the Xenova Board from Cantab upon the Merger Offer becoming or being declared unconditional in all respects. Details of the Proposed Directors remuneration arrangements are set out in paragraphs 8(3) and 8(6) of Part V of the Listing Particulars.*

The Xenova Directors and the Proposed Directors have confirmed that the existing employment rights, including the pension rights, of all management and employees of Cantab will be fully safeguarded following completion of the Merger.

Cantab Share Option Schemes

All options under Cantab Share Option Schemes will become exercisable once the Merger Offer becomes or is declared unconditional in all respects.

Optionholders who decide to exercise their options will be able to accept the Merger Offer (while it remains open for acceptance) in respect of the Cantab Shares they receive on exercise. However, it may not be in the interests of all Cantab optionholders to exercise their options, depending on the relevant option exercise price and the value of the Xenova Shares. Xenova will write to Cantab optionholders in more detail on this subject in due course.

Taxation

Your attention is drawn to paragraph 8 of the letter from Nomura headed "United Kingdom taxation" on pages 11 and 12 of this document. If you are in any doubt as to your own tax position, you should immediately consult an independent financial adviser.

Further Information

Your attention is also drawn to the financial and other information on Xenova, Cantab and the Enlarged Group contained in the Listing Particulars, which accompany this document.

Action to be taken

The procedure for acceptance of the Merger Offer is set out in paragraph 9 of the letter from Nomura on pages 12 to 15 of this document. **In order to accept the Merger Offer, you should complete and return your Form of Acceptance (together with all the other required documents), whether or not your Cantab Shares are in CREST, in accordance with the written instructions set out therein as soon as possible and, in any event, so as to be received not later than 3.00 p.m. on 22 March 2001. A reply paid envelope is enclosed for your convenience.**

Recommendation

The Cantab Directors, who have been so advised by their financial advisers, Credit Suisse First Boston, consider the terms of the Merger Offer to be fair and reasonable. In providing its advice to the Cantab Directors, Credit Suisse First Boston has taken into account the commercial assessments of the Cantab Directors.

Accordingly, the Cantab Directors unanimously recommend all Cantab Shareholders to accept the Merger Offer, as they have undertaken to do in respect of their own aggregate holdings of 196,006 Cantab Shares, representing approximately 0.44 per cent. of Cantab's existing issued share capital.

Yours sincerely

Simon Duffy
Chairman

PART III

LETTER FROM NOMURA INTERNATIONAL PLC

NOMURA

1 March 2001

To Cantab Shareholders and, for information only, to participants in the Cantab Share Option Schemes

Dear Shareholder,

RECOMMENDED MERGER OFFER FROM XENOVA

1. Introduction

The boards of Xenova and Cantab announced on 19 February 2001 that they had reached agreement on the terms of a recommended Merger Offer to be made by Nomura on behalf of Xenova to acquire all of the issued and to be issued ordinary share capital of Cantab. This values the existing issued share capital of Cantab at approximately £48.2 million, based on the Closing Price of 69 pence per Xenova Share on 28 February 2001, being the latest practicable date immediately prior to the publication of this document.

Your attention is drawn to the letter from Simon Duffy, Chairman of Cantab, set out in Part II of this document, which sets out the reasons why the Cantab Directors, who have been so advised by Credit Suisse First Boston, consider that the terms of the Merger Offer to be fair and reasonable and unanimously recommend all Cantab Shareholders to accept the Merger Offer.

This document contains the formal Merger Offer and is accompanied by and should be read in conjunction with the Listing Particulars, which contain financial and other information on Xenova, Cantab and the Enlarged Group, and with the Form of Acceptance.

To accept the Merger Offer, the Form of Acceptance must be completed and returned, whether or not your Cantab Shares are in CREST. The completed Form of Acceptance together, if your Cantab Shares are in certificated form, with your share certificate(s) for your Cantab Shares and/or other document(s) of title should be returned by post or by hand to Computershare Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol, BS99 1XZ or by hand only (during normal business hours) to Computershare Services PLC, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR in each case as soon as possible but in any event so as to be received not later than 3.00 p.m. on 22 March 2001. Further details on the procedure for acceptance are set out in paragraph 9 below.

2. The Merger Offer

On behalf of Xenova, we hereby offer to acquire, on the terms and subject to the conditions set out or referred to in this document and the Form of Acceptance, all Cantab Shares on the following basis:

for every 7 Cantab Shares	**11 New Xenova Shares**

and so in proportion for any other number of Cantab Shares held.

The Merger Offer does not include any cash or loan note alternative.

On the basis of the Closing Price of 69 pence per Xenova Share on 28 February 2001, being the latest practicable date immediately prior to the publication of this document, the Merger Offer values each Cantab Share at approximately 108.4 pence and the entire existing issued share capital of Cantab (without taking account of the exercise of any options under the Cantab Share Option Schemes) at approximately £48.2 million.

Full acceptance of the Merger Offer (without taking account of the exercise of any options under the Cantab Share Option Schemes) would result in the issue of 69,790,821 New Xenova Shares to Cantab Shareholders, representing approximately 50.2 per cent. of the enlarged issued ordinary share capital of Xenova. Applications have been made for the New Xenova Shares to be admitted to the Official List and to trading on the London Stock Exchange.

3. Further details of the Merger Offer

The Merger Offer extends, subject to the terms and conditions set out or referred to in this document or in the Form of Acceptance, to all Cantab Shares unconditionally allotted or issued on the date of this document and any further Cantab Shares unconditionally allotted or issued while the Merger Offer remains open for acceptance (or prior to such earlier date and/or time as Xenova may, subject to the Code, decide).

The Cantab Shares that are the subject of the Merger Offer will be acquired by Xenova fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive all dividends and other distributions (if any) declared, made or paid after 19 February 2001. The Cantab Board has not declared or recommended any dividends since incorporation.

The New Xenova Shares to be issued pursuant to the Merger Offer will be issued credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption, other third party rights or interests of any nature whatsoever and will rank *pari passu* in all respects with the existing Xenova Shares.

Fractions of New Xenova Shares will not be allotted or issued to persons accepting the Merger Offer and such entitlements to New Xenova Shares under the Merger Offer will be rounded down to the nearest whole number of New Xenova Shares. Fractional entitlements to New Xenova Shares will be aggregated and sold in the market with the proceeds retained for the benefit of the Enlarged Group. For the avoidance of doubt, on this basis cheques in respect of fractional entitlements will not be dispatched to Cantab Shareholders notwithstanding the reference to this in the Merger Offer announcement dated 19 February 2001.

The Merger Offer is conditional, *inter alia*, upon the Xenova Shareholders resolving to approve the Merger Offer and to take other steps necessary to implement the Merger Offer. The Xenova Directors will be unanimously recommending Xenova Shareholders to vote in favour of the Merger Offer as they intend to do in respect of their own beneficial holdings of, in aggregate, 314,916 Xenova Shares, representing approximately 0.45 per cent. of Xenova's existing issued share capital. The full conditions to the Merger Offer are set out in Appendix I of this document.

The attention of the overseas Cantab Shareholders is drawn to paragraph 9(f) of this Part III, paragraph 7 of Part B of Appendix I and paragraph (c) of Part C of Appendix I to this document.

4. Financial effects of acceptance

Under the terms of the Merger Offer, accepting Cantab Shareholders will receive 11 New Xenova Shares for every 7 Cantab Shares they hold. The capital value received for each accepting Cantab Share is, therefore, dependent on the market price of Xenova Shares and, accordingly, will vary over time as the price of Xenova Shares fluctuates.

The following table sets out, for illustrative purposes only, and on the bases and assumptions set out in the notes below, the financial effects of acceptance on capital value for an accepting holder of 7 Cantab Shares if the Merger Offer becomes or is declared unconditional in all aspects.

	As at 16 February 2001 (Note (i)) (p)	*As at 28 February 2001 (Note (ii)) (p)*
Market value of 11 New Xenova Shares	979	759
Market value of 7 Cantab Shares	644	644
Increase in capital value	335	115
This represents an increase of:	52.0%	17.9%

Notes

(i) Based on the Closing Price of 89 pence per Xenova Share on 16 February 2001 (being the business day immediately prior to the announcement of the Merger Offer) and the Closing Price of 92 pence per Cantab Share on 31 October 2000 (being the business day immediately prior to the announcement by Cantab that it had received a number of approaches that might or might not lead to the sale or merger of the company).

(ii) Based on the Closing Price of 69 pence per Xenova Share on 28 February 2001 (being the business day immediately prior to the publication of this document) and the Closing Price of 92 pence per Cantab Share on 31 October 2000 (being the business day immediately prior to the announcement by Cantab that it had received a number of approaches that might or might not lead to the sale or merger of the company).

(iii) No account has been taken of any liability for taxation (if any) or the treatment of fractions of Cantab Shares in assessing the financial effects of acceptance of the Merger Offer.

Since neither Xenova nor Cantab have declared or paid any dividends since their incorporation, there is no financial effect on income for an accepting Cantab Shareholder.

5. Information on Xenova and Cantab

Information on the business and current trading of Xenova and Cantab is set out in Part I of the accompanying Listing Particulars. Financial information for the last three financial years in respect of Xenova and Cantab (together with their unaudited statements of preliminary results for the year ended 31 December 2000) is set out in Parts II and III, respectively, of the accompanying Listing Particulars.

6. Cantab Share Option Schemes

The Merger Offer extends, subject to the terms and conditions set out or referred to in this document or in the Form of Acceptance, to all Cantab Shares unconditionally allotted or issued on the date of this document and any further Cantab Shares unconditionally allotted or issued while the Merger Offer remains open for acceptance (or prior to such earlier date and/or time as Xenova may, subject to the Code, decide). All options under the Cantab Share Option Schemes will become exercisable once the Merger Offer becomes or is declared unconditional in all respects.

Optionholders who decide to exercise their options will be able to accept the Merger Offer (while it remains open for acceptance) in respect of the Cantab Shares they receive on exercise. However, it may not be in the interests of all Cantab optionholders to exercise their options, depending on the relevant option exercise price and the value of the Xenova Shares. Xenova will write to Cantab optionholders in more detail on this subject in due course.

7. Directors, management and employees

The Proposed Directors will join the Xenova Board upon the Merger Offer becoming or being declared unconditional in all respects. It is currently anticipated that shortly after Nicholas Hart, Stephen Inglis and John St Clair Roberts are appointed to the Xenova Board, their respective basic annual salaries will be adjusted to £140,000, £120,000 and £115,000 respectively, and that each will be entitled to a bonus of up to 40 per cent. of his basic salary. Otherwise it is intended that the current terms of service of the Proposed Directors will not be changed significantly upon their appointment to the Xenova Board, although these arrangements will be reviewed after such appointment and where appropriate salary and benefits arrangements may be altered to integrate them appropriately into the Xenova Board structure.

The Xenova Directors and the Proposed Directors have confirmed that the existing employment rights, including pension rights, of the employees of Cantab will be fully safeguarded.

8. United Kingdom taxation

The following paragraphs, which are intended as a general guide only, are based on current UK legislation. and published Inland Revenue practice. They summarise certain limited aspects of the UK tax treatment of the acceptance of the Merger Offer and they relate (except insofar as express reference is made to the treatment of non-UK residents) only to the position of Cantab Shareholders who hold their Cantab Shares as an investment and who are resident or, if individuals, ordinarily resident in the UK for tax purposes. **If you are in any doubt as to your tax position or if you are subject to any tax jurisdiction other than the UK, you should consult your own appropriate professional adviser immediately.**

(a) Tax on chargeable gains

Liability to tax on chargeable gains will depend on the particular circumstances of Cantab Shareholders.

I. Acquisition of New Xenova Shares

A Cantab Shareholder who, either alone or together with persons connected with him, does not hold more than five per cent. of, or of any class of, the Cantab Shares should not be treated as having made a disposal of his Cantab Shares for the purposes of UK tax on chargeable gains to the extent that he receives New Xenova Shares in exchange for his Cantab Shares under the Merger Offer. Any gain or loss which would otherwise have arisen on a disposal of his Cantab Shares will be "rolled-over" into his New Xenova Shares, and the New Xenova Shares will be treated as the same asset as his Cantab Shares acquired at the same time and for the same consideration as he acquired his Cantab Shares.

Any Cantab Shareholder who, either alone or together with persons connected with him, holds more than five per cent. of, or of any class of, Cantab Shares is advised that clearance that the transaction is being effected for bonafide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is the avoidance of a liability to capital gains tax or corporation tax has been obtained from the Inland Revenue under Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Merger Offer. As a result of such clearance, any such shareholder should be treated in the manner described in the preceding paragraph.

II. Disposal of New Xenova Shares

A subsequent disposal of all or any of the New Xenova Shares may, depending on particular circumstances, give rise to a liability to UK tax on chargeable gains.

For a Cantab Shareholder who is an individual or other non-corporate shareholder, any chargeable gain or allowable loss on disposal of the New Xenova Shares should be calculated taking into account the allowable original cost to the holder of acquiring the relevant Cantab Shares. Indexation allowance on that cost should be available (when calculating a chargeable gain but not an allowable loss) in respect of the period of ownership of the relevant Cantab Shares up to 5 April 1998. Thereafter, some taper relief may be available to reduce the amount of chargeable gain realised on the subsequent disposal.

For a Cantab Shareholder within the charge to corporation tax, any chargeable gain or allowable loss on a subsequent disposal of New Xenova Shares should be calculated taking into account the original cost to the holder of acquiring the relevant Cantab Shares and (when calculating a chargeable gain but not an allowable loss) indexation allowance on that cost.

Special tax provisions may apply to Cantab Shareholders who have acquired or who acquire their Cantab Shares by exercising options under the Cantab Share Option Schemes or in any other manner as a director or employee of Cantab or any company in the Cantab Group, including provisions imposing a charge to income tax.

(b) Stamp duty and stamp duty reserve tax ("SDRT")

I. Acceptance of the Merger Offer

No stamp duty or SDRT will generally be payable by Cantab Shareholders as a result of accepting the Merger Offer. Where New Xenova Shares are issued to issuers of depositary receipts or providers of clearance services (or their nominees or agents) SDRT at the rate of 1.5% of the amount or value of the consideration paid for the New Xenova Shares may be payable.

II. New Xenova Shares

Stamp duty or SDRT will generally be payable on a transfer on sale of (or on an agreement to transfer on sale) New Xenova Shares.

(c) Taxation of dividends

Any dividends paid on Xenova Shares will be treated for tax purposes in the manner described in paragraph 13 of Part V of the Listing Particulars.

(d) Cantab Share Option Schemes

Special tax provisions may apply to holders of Cantab Shares who acquired or acquire their Cantab Shares by exercising options under the Cantab Share Option Schemes, including provisions imposing a charge to income tax.

9. Procedure for acceptance

This section should be read together with Part C of Appendix I of this document and the notes on the Form of Acceptance. The instructions printed on the Form of Acceptance relating to the Merger Offer form part of the terms of the Merger Offer.

(a) To accept the Merger Offer

To accept the Merger Offer, the Form of Acceptance must be completed and returned, whether or not your Cantab Shares are in CREST. **The completed Form of Acceptance together, if your Cantab Shares are in certificated form, with your share certificate(s) for your Cantab Shares and/or other document(s) of title, should be returned by post or by hand to Computershare Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol, BS99 1XZ or by hand only (during normal business hours) to Computershare Services PLC, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR in each case as soon as possible but in any event so as to be received not later than 3.00 p.m. on 22 March 2001.** A reply paid envelope is enclosed for your convenience and may be used for returning the Form of Acceptance in the United Kingdom. No acknowledgement of receipt of documents will be given.

(i) To accept the terms of the Merger Offer in respect of all your Cantab Shares, you must complete Box 1 and Box 3 and, if appropriate, Box 4, Box 5 and Box 6, and sign Box 2 of the enclosed Form of Acceptance. If you are an individual you should sign in the presence of a witness, who should also sign in accordance with the instructions printed thereon.

(ii) To accept the Merger Offer in respect of fewer than all your Cantab Shares, you must insert in Box 1 on the enclosed Form of Acceptance such lesser number of Cantab Shares in respect of which you wish to accept the Merger Offer in accordance with the instructions printed on the Form of Acceptance. You should then follow the procedure set out in (i) above in respect of such lesser number of Cantab Shares. If you do not insert a number in Box 1, or if you insert a number greater than your holding of Cantab Shares, your acceptance will be deemed to be in respect of all of the Cantab Shares held by you.

(iii) You should note that if you hold Cantab Shares in both certificated and uncertificated form, you should complete separate Forms of Acceptance for each holding. In addition, you should complete separate Forms of Acceptance for Cantab Shares held in uncertificated form but under different member account IDs, and for Cantab Shares held in certificated form but under different designations. Additional Forms of Acceptance are available from Computershare Services PLC at the address given above or by telephoning: 0870 702 0100.

(b) Additional procedures for Cantab Shares in Uncertificated form (that is, in CREST)

If your Cantab Shares are in uncertificated form (i.e. they are in CREST), you should insert in Box 4 of the enclosed Form of Acceptance the participant ID and member account ID under which such Cantab Shares are held by you in CREST and otherwise complete and return the Form of Acceptance as described above. In addition, you should take (or procure to be taken) the action set out below to transfer the Cantab Shares in respect of which you wish to accept the Merger Offer to an escrow balance, specifying Computershare Services PLC (in its capacity as CREST participant, under the participant ID referred to below) as the escrow agent, as soon as possible and in any event so that the transfer to escrow settles no later than 3.00 p.m. on 22 March 2001.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Cantab Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to your Cantab Shares.

You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

- the number of Cantab Shares to be transferred to an escrow balance;
- your member account ID. This must be the same member account ID as the member account ID that is inserted in Box 4 of the Form of Acceptance;
- your participant ID. This must be the same participant ID as the participant ID that is inserted in Box 4 of the Form of Acceptance;
- the participant ID of the Escrow Agent, Computershare Services PLC in its capacity as a CREST Receiving Agent. This is 3RA44;
- the member account ID of the Escrow Agent. This is CANTAB;
- the Form of Acceptance reference number. This is the reference number that appears on page 3 of the Form of Acceptance. This reference number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable Computershare Services PLC to match the transfer to escrow to your Form of Acceptance. You should keep a separate record of this reference number for future reference;
- the intended settlement date. This should be as soon as possible and in any event not later than 3.00 p.m. on 22 March 2001;
- the corporate action number. This will be available by viewing the relevant action details on screen from CRESTCo; and
- input with standard delivery instruction of 80.

After settlement of the TTE instruction, you will not be able to access the Cantab Shares concerned in CREST for any transaction or charging purposes. If the Merger Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Cantab Shares concerned to itself in accordance with paragraph (e) of Part C of Appendix I to this document.

You are recommended to refer to the CREST Manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to escrow.

If no Form of Acceptance reference number, or an incorrect Form of Acceptance reference number, is included on the TTE instruction, Xenova may treat any amount of Cantab Shares transferred to an escrow balance in favour of the Escrow Agent specified above from the participant ID and member account ID identified in the TTE instruction as relating to any Form(s) of Acceptance which relate(s) to the same member account ID and participant ID (up to the amount of Cantab Shares inserted or deemed to be inserted on the Form(s) of Acceptance concerned).

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Cantab Shares to settle prior to 3.00 p.m. on 22 March 2001. In this regard, you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(c) Cantab Share certificates not readily available or lost

If your Cantab Shares are in certificated form but your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the Form of Acceptance should nevertheless be completed, signed and returned as stated above so as to arrive not later than 3.00 p.m on 22 March 2001 together with any share certificate(s) and/or other document(s) of title that you have available, accompanied by a letter stating that the balance will follow. No acknowledgement of receipt of documents will be given. In the case of loss, you should write as soon as possible to Computershare Services PLC at PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH for a letter of indemnity for lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be delivered to Computershare Services PLC as set out above.

(d) Deposits of Cantab Shares into, and withdrawals of Cantab Shares from, CREST

Normal CREST procedures (including timings) apply in relation to any Cantab Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Merger Offer (whether any such conversion arises as a result of a transfer of Cantab Shares or otherwise). Holders of Cantab Shares who are proposing so to convert any such Cantab Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Cantab Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Merger Offer (in particular, as regards delivery of share certificate(s) or other document(s) of title or transfers to an escrow balance as described above) prior to 3.00 p.m. on 22 March 2001.

(e) Validity of acceptances

Subject to the provisions of the Code and without prejudice to Part B of Appendix I of this document, Xenova reserves the right to treat as valid in whole or in part any acceptance of the Merger Offer which is not entirely in order or which is not accompanied by the relevant TTE instruction or (as applicable) the relevant share certificate(s) and/or other document(s) of title. In that event, no allotment of New Xenova Shares under the Merger Offer will be made until after the relevant TTE instruction has settled or (as applicable) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Xenova have been received.

(f) Overseas shareholders

The attention of Cantab Shareholders who are citizens or residents of jurisdictions outside the UK is drawn to paragraph 7 of Part B of Appendix I and paragraph (c) of Part C of Appendix I and to the relevant provisions of the Form of Acceptance.

The Merger Offer is not being made, directly or indirectly, in or into, and may not be accepted in or from, the United States, Canada, Australia or Japan. The New Xenova Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any of the relevant securities laws of any state or other jurisdiction of the United States or of Canada, Australia or Japan. Accordingly, unless an exemption under such Act or other laws is available, the New Xenova Shares may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

If you are in any doubt as to the procedure for acceptance, please contact Computershare Services PLC by telephone on 0870 702 0100 or at the address set out in paragraph (a) above. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

10. Settlement, listing and dealings

(a) Settlement

Subject to the Merger Offer becoming or being declared unconditional in all respects (and save as provided in paragraph 7 of Part B of Appendix I to this document in relation to certain overseas Cantab Shareholders), settlement of the consideration to which any Cantab Shareholder is entitled under the Merger Offer will be effected (i) in the case of acceptances of the Merger Offer received, complete in all respects, by the date on which the Merger Offer becomes or is declared unconditional in all respects, within 14 days of such date, or (ii) in the case of acceptances of the Merger Offer received, complete in all respects, after the date on which the Merger Offer becomes or is declared unconditional in all respects but while it remains open for acceptances, within 14 days of such receipt, in the following manner.

(i) Cantab Shares in uncertificated form (that is, in CREST)

Where an acceptance relates to Cantab Shares in uncertificated form, the New Xenova Shares to which the accepting Cantab Shareholder is entitled will be issued to such shareholder in uncertificated form. Xenova will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the Cantab Shareholder concerned with such shareholder's entitlement to New Xenova Shares pursuant to the Merger Offer. The stock account concerned will be an account under the same participant ID and member account ID as appeared on the Form of Acceptance concerned. In addition, the instruction to CRESTCo will specify (in the shared note field) the Form of Acceptance reference number that appeared on the Form of Acceptance concerned.

Xenova reserves the right to settle all or any part of the consideration referred to in this sub-paragraph (i), for all or any accepting Cantab Shareholder(s), in the manner referred to in sub-paragraph (ii) below if for any reason it wishes to do so.

(ii) Cantab Shares in certificated form (that is, not in CREST)

Where an acceptance relates to Cantab Shares in certificated form, the New Xenova Shares to which the accepting Cantab Shareholder is entitled will be issued in certificated form. Definitive certificates for the New Xenova shares will be despatched (but not in or into the United States, Canada, Australia or Japan) by first-class post (or by such other method as may be approved by the Panel).

In relation to the New Xenova Shares issued in certificated form, temporary documents of title will not be issued. Pending the despatch by post of definitive certificates for such New Xenova Shares in accordance with the terms of the Merger Offer, transfers will be certified against the register.

(b) General

If the Merger Offer does not become or is not declared unconditional in all respects (i) the completed Form of Acceptance and the share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Merger Offer lapsing to the person or agent whose name and address (outside the United States, Canada, Australia and Japan) is set out in Box 3 or, if appropriate, Box 6 on the Form of Acceptance or, if none is set out, to the first-named holder at his or her registered address (outside the United States, Canada, Australia and Japan), and (ii) Computershare Services PLC will, immediately after the lapsing of the Merger Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Merger Offer), give TFE instructions to CRESTCo to transfer all Cantab Shares held in escrow balances and in relation to which it is the escrow agent for the purposes of the Merger Offer to the original available balances of the Cantab Shareholders concerned.

All mandates and other instructions in force relating to dividend payments and notices by Cantab in respect of Cantab Shares will, unless and until amended or withdrawn, continue in force in relation to the New Xenova Shares received in exchange.

All documents and remittances sent by, to or from Cantab Shareholders or their appointed agents will be sent at their own risk and no acknowledgement of receipt will be given. Unless an exemption is available under any applicable laws, no documents of title will be sent to an address in the United States, Canada, Australia or Japan.

(c) Listing and dealings

Applications have been made to the UKLA for the New Xenova Shares to be admitted to the Official List and to the London Stock Exchange for the New Xenova Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that listing will become effective and that dealings for normal settlement in the New Xenova Shares will commence on the first business day following the day on which the Merger Offer becomes or is declared unconditional in all respects (save for any condition relating to Admission).

It is likely that some New Xenova Shares will be issued after the expected admission date referred to above to Cantab Shareholders who have not validly accepted the Merger Offer before that date and, accordingly, listing of such New Xenova Shares may become effective and dealings in them may commence on one or more subsequent dates.

In relation to New Xenova Shares issued in certificated form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such New Xenova Shares in accordance with the terms of the Merger Offer.

11. Xenova Shareholder approval

The Merger Offer requires, *inter alia*, approval by Xenova Shareholders. Xenova has today despatched a Circular to its shareholders convening an extraordinary general meeting for 19 March 2001 for that purpose. The Circular includes the unanimous recommendation of the Xenova Directors to vote in favour of the resolutions necessary to implement the Merger Offer.

12. Further information

Your attention is drawn to the appendices to this document and to the accompanying Listing Particulars and Form of Acceptance, which contain detailed financial and other information relating to Xenova, Cantab and the Merger.

13. Compulsory acquisition and de-listing

If sufficient acceptances of the Merger Offer are received and/or sufficient Cantab Shares are otherwise acquired, Xenova intends to apply the provisions of Sections 428 to 430F (inclusive) of the Act to acquire compulsorily any outstanding Cantab Shares following the Merger Offer becoming or being declared unconditional in all respects.

When the Merger Offer becomes or is declared unconditional in all respects, Xenova intends to procure the making of an application by Cantab for the removal of Cantab Shares from the Official List. It is anticipated that cancellation of listing and trading will take effect no earlier than 20 business days after the Merger Offer becomes or is declared unconditional in all respects. De-listing would significantly reduce the liquidity and marketability of any Cantab Shares not assented to the Merger Offer.

14. Action to be taken

To accept the Merger Offer, the Form of Acceptance must be completed and returned (together with all the other required documents), whether or not your Cantab Shares are in CREST, as soon as possible and in any event so as to be received by post or by hand at Computershare Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol, BS99 1XZ, or by hand only (during normal business hours) at Computershare Services PLC, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR, not later than 3.00 p.m. on 22 March 2001.

Yours faithfully,

Kozo Yamazoe

for and on behalf of
Nomura International plc

APPENDIX I

CONDITIONS AND FURTHER TERMS OF THE MERGER OFFER

PART A: CONDITIONS OF THE MERGER OFFER

The Merger Offer complies with the rules and regulations of the City Code, the UKLA and the London Stock Exchange and will be subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on 22 March 2001 (or such later time(s) and/or date(s) as Xenova may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lower percentage as Xenova may decide) in nominal value of the Cantab Shares to which the Merger Offer relates, provided that this condition will not be satisfied unless Xenova and/or its wholly owned subsidiaries shall have acquired or agreed to acquire (whether pursuant to the Merger Offer or otherwise) Cantab Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of Cantab, including for this purpose (except to the extent otherwise agreed by the Panel) any such voting rights attaching to any Cantab Shares that are unconditionally allotted or issued before the Merger Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise; and for this purpose:

(i) the expression "Cantab Shares to which the Merger Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act 1985, and

(ii) Cantab Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry upon issue;

(b) the passing at an extraordinary general meeting of Xenova (or any adjournment thereof) of an ordinary resolution or ordinary resolutions to approve, implement and effect the Merger Offer and the acquisition of any Cantab Shares pursuant to the Merger Offer or otherwise;

(c) the admission to the Official List of the New Xenova Shares (or such of them as are due to be allotted at the time the Merger Offer becomes or is declared unconditional in all other respects) becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange's market for listed securities becoming effective or (if determined by Xenova and subject to the consent of the Panel) the UKLA agreeing to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Merger Offer becoming or being declared unconditional in all respects;

(d) no Third Party having intervened in any way and there not continuing to be outstanding any statute, regulation, order or decision of any Third Party in each case which would or might be reasonably likely (in any case to an extent which is material in the context of the Xenova Group or the Cantab Group, as the case may be, taken as a whole) to:

(i) make the Merger Offer, its implementation or the acquisition or proposed acquisition by Xenova of any shares or other securities in, or control of, Cantab or any member of the Cantab Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations with respect to the Merger Offer or such acquisition, or otherwise materially challenge or interfere with the Merger Offer or such acquisition, or require material amendment to the terms of the Merger Offer or the acquisition or proposed acquisition of any Cantab Shares or of control by Xenova of Cantab or any member of the Cantab Group;

(ii) require or prevent the divestiture by Xenova of any shares or other securities in any member of the Cantab Group;

(iii) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Xenova Group or by any member of the Cantab Group of all or any material portion of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any material part thereof;

(iv) require any member of the Xenova Group or of the Cantab Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party;

(v) impose any material limitation on the ability of any member of the Xenova Group or of the Cantab Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Xenova Group or of the Cantab Group;

(vi) result in any member of the Cantab Group or the Xenova Group ceasing to be able to carry on business under any name under which it presently does so; or

(vii) otherwise adversely affect the business, assets, profits, financial or trading position or prospects of any member of the Cantab Group or of the Xenova Group,

and all applicable waiting and other time periods during which any Third Party could have intervened under the laws of any jurisdiction having expired, lapsed or been terminated;

(e) the Office of Fair Trading or any relevant institute in the United Kingdom not having indicated that it is the intention of the Secretary of State for Trade and Industry to refer the proposed acquisition of Cantab by Xenova to the Competition Commission;

(f) in any case to an extent which is material in the context of the Xenova Group or the Cantab Group, as the case may be, as a whole, all notifications and filings which are necessary having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any jurisdiction having been complied with in each case in connection with the Merger Offer, the Merger, or the acquisition or proposed acquisition of any shares or other securities in Cantab or the control of Cantab or any other member of the Cantab Group by Xenova or the carrying on by any member of the Cantab Group of its business;

(g) all Authorisations which are necessary or are reasonably considered necessary or appropriate by Xenova in any jurisdiction for or in respect of the Merger Offer, the Merger or the acquisition or proposed acquisition of any shares or other securities in Cantab, or the acquisition of control of any member of the Cantab Group by, Xenova or the carrying on by any member of the Cantab Group of its business having been obtained, in terms and in a form satisfactory to Xenova, from all appropriate Third Parties or from any persons or bodies with whom any member of the Cantab Group has entered into contractual arrangements, in each case where the absence of such Authorisation would have a material adverse effect on the Cantab Group taken as a whole, and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same;

(h) except as disclosed in Cantab's annual report and accounts for the year ended 31 December 1999 or in Cantab's preliminary results for the year ended 31 December, 2000 as announced on 19 February 2001 or as otherwise publicly announced by Cantab (by the delivery of an announcement to the Company Announcements Office of the London Stock Exchange) prior to 16 February 2001 or as fairly disclosed to Xenova by or on behalf of Cantab prior to 16 February 2001, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Cantab Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Merger Offer, the Merger or the acquisition or proposed acquisition of any shares or other securities in Cantab or the acquisition of control of any member of the Cantab Group by Xenova or otherwise, or could or might reasonably be expected to result in, (in any case to an extent which is material in the context of the Cantab Group taken as a whole):

(i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Cantab Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Cantab Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Cantab Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii) any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Cantab Group thereunder, being, or becoming capable of being, terminated or materially and adversely modified or affected or any adverse action being taken or any onerous obligation or liability arising thereunder;

(iv) any asset or interest of any member of the Cantab Group being or falling to be disposed of or ceasing to be available to any member of the Cantab Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Cantab Group otherwise than in the ordinary course of business;

(v) any member of the Cantab Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the rights, liabilities, obligations or interests of any member of the Cantab Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated, or materially and adversely modified or affected; or

(vii) the financial or trading position or the prospects or the value of any member of the Cantab Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit or other instrument, could result in any of the events or circumstances which are referred to in paragraphs (i) to (vii) of this condition (h) in any case to an extent which is or would be material in the context of the Cantab Group taken as a whole;

(i) since 31 December 1999 and except as disclosed in Cantab's annual report and accounts for the year then ended or in Cantab's preliminary results for the year ended 31 December, 2000 as announced on 19 February, 2001 or as otherwise publicly announced by Cantab (by the delivery of an announcement to the Company Announcements Office of the London Stock Exchange) prior to 16 February, 2001 or as otherwise fairly disclosed to Xenova by or on behalf of Cantab prior to 16 February, 2001 no member of the Cantab Group having:

(i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities other than as between Cantab and wholly-owned subsidiaries of Cantab and other than any options granted under any of the Cantab Share Option Schemes prior to 16 February, 2001 or any shares issued upon the exercise of any options granted under any of the Cantab Share Option Schemes;

(ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(iii) recommended, declared, paid or made any bonus, dividend or other distribution whether payable in cash or otherwise (other than to Cantab or a wholly-owned subsidiary of Cantab);

(iv) made or authorised or announced its intention to propose any change in its loan capital;

(v) (other than any acquisition or disposal in the ordinary course of business or a transaction between Cantab and a wholly-owned subsidiary of Cantab) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised, proposed or announced its intention to do the same (which in any case is material in the context of the Cantab Group taken as a whole);

(vi) issued or authorised the issue of, or made any change in or to, any debentures or (except in the ordinary course of business) incurred or increased any indebtedness or liability (actual or contingent) which in any case is material in the context of the Cantab Group taken as a whole;

(vii) entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(A) is of a long term, onerous or unusual nature or magnitude or which is or might reasonably be expected to involve an obligation of such nature or magnitude; or

(B) could materially restrict the business of any member of the Cantab Group; or

(C) is other than in the ordinary course of business,

and which in any case is material in the context of the Cantab Group taken as a whole;

(viii) entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Cantab Group otherwise than in the ordinary course of business which in any case is material in the context of the Cantab Group;

(ix) entered into or varied the terms of, any contract, agreement or arrangement with any of the directors of Cantab or, to an extent which is material in the context of the Cantab Group taken as a whole, the directors or senior executives of any member of the Cantab Group;

(x) taken any corporate action or had any legal proceedings instituted or threatened against it or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction which in any case is material in the context of the Cantab Group taken as a whole;

(xi) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xii) waived or compromised any claim which is material in the context of the Cantab Group taken as a whole;

(xiii) made any alteration to its memorandum or articles of association which is material in the context of the Merger Offer;

(xiv) made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which such liabilities (including pensions) of such pensions schemes are funded or made, or agreed or consented to, any change to the trustees, in each case which is material;

(xv) entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or announced any intention with respect to any of the transactions, matters or events referred to in this condition (i) which is material in the context of the Cantab Group taken as a whole;

(j) since 31 December 1999 and except as disclosed in Cantab's annual report and accounts for the year then ended or in Cantab's preliminary results for the year ended 31 December, 2000 as announced on 19 February, 2001 or as otherwise publicly announced by Cantab (by the delivery of an announcement to the Company Announcements Office of the London Stock Exchange) prior to 16 February, 2001 or as otherwise fairly disclosed to Xenova by or on behalf of Cantab prior to 16 February, 2001:

(i) there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit or prospects of any member of the Cantab Group which in any case is material in the context of the Cantab Group taken as a whole;

(ii) no contingent or other liability of any member of the Cantab Group having arisen or become apparent or increased which in any case is material in the context of the Cantab Group taken as a whole;

(iii) no litigation, arbitration proceedings, prosecution or other legal proceedings (including patent proceedings and US patent interference proceedings) to which any member of the Cantab Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Cantab Group which in any case is material in the context of the Cantab Group taken as a whole;

(iv) (other than as a result of the Merger Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Cantab Group which in any case is material in the context of the Cantab Group taken as a whole;

(v) no circumstances having arisen which would entitle a third party to take patent infringement proceedings against a member of the Cantab Group which would be material in the context of the Cantab Group taken as a whole;

(vi) no material agreement to which any member of the Cantab Group is a party and which would be material in the context of the Cantab Group taken as a whole having been terminated by any other party to any such agreement; or

(k) Xenova not having discovered:

(i) that any financial or business or other information concerning the Cantab Group disclosed at any time (A) by or on behalf of any member of the Cantab Group, whether publicly or in writing (including without limitation information transmitted by facsimile, telex or e-mail) to any member of the Xenova Group or its advisers or (B) in respect of information relating to intellectual property, by or on behalf of any member of the Cantab Group or its advisers, whether publicly or in writing (including without limitation information transmitted by facsimile, telex or e-mail) to any member of the Xenova Group or its advisers or orally by telephone during a conference telephone call convened at 4 p.m. on Monday 12 February, 2001 between Xenova and certain of its professional advisers and Cantab and certain of its professional advisers, is materially misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before 16 February, 2001 by disclosure either publicly or otherwise to Xenova, to an extent which in any case is material in the context of the Merger Offer; or

(ii) that any member of the Cantab Group is subject to any liability (actual or contingent) except as disclosed in Cantab's annual report and accounts for the financial year ended 31 December 1999 or in Cantab's preliminary results for the year ended 31 December 2000 as announced on 19 February 2001 or as otherwise publicly announced by Cantab (by the delivery of an announcement to the Company Accountants office of the London Stock Exchange prior to 16 February 2001) or otherwise as fairly disclosed by or on behalf of, Cantab prior to 16 February, 2001 and which in any case is material in the context of the Cantab Group taken as a whole;

(l) Xenova not having discovered:

(i) that save as fairly disclosed to Xenova by or on behalf of the Cantab prior to 16 February, 2001 any past or present member of the Cantab Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Cantab Group which in any case is material in the context of the Cantab Group taken as a whole;

(ii) that save as fairly disclosed to Xenova by or on behalf of Cantab prior to 16 February, 2001 there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Cantab Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise which in any case is material in the context of the Cantab Group taken as a whole; or

(iii) save as fairly disclosed to Xenova by or on behalf of Cantab prior to 16 February, 2001 that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Cantab Group which is or would be material in the context of the Cantab Group taken as a whole.

For the purpose of these conditions:

(a) "Third Party" means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any jurisdiction;

(b) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken and "intervene" shall be construed accordingly;

(c) "Authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals; and

(d) "Cantab Group" in these conditions shall, for the avoidance of doubt, include Phogen Limited.

Subject to the requirements of the Panel, Xenova reserves the right to waive all or any of the above conditions, in whole or in part, except conditions (a) to (c).

Conditions (d) to (l) (inclusive) must be fulfilled, be determined by Xenova to be or remain satisfied or (if capable of waiver) be waived by midnight on the 21st day after the later of 22 March 2001 and the date on which condition (a) is fulfilled (or in each case such later date as Xenova may, with the consent of the Panel, decide), failing which the Merger Offer will lapse. Xenova shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions (d) to (l) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that condition.

If the Panel requires Xenova to make an offer for Cantab Shares under the provisions of Rule 9 of the City Code, Xenova may make such alterations to the conditions of the Merger Offer, including to condition (a), as are necessary to comply with the provisions of that Rule.

The Merger Offer will lapse (unless otherwise agreed by the Panel) if the Merger is referred to the Competition Commission before the later of 3.00 p.m. on the first closing date of the Merger Offer and the date when the Merger Offer becomes or is declared unconditional as to acceptances.

If the Merger Offer lapses it will cease to be capable of further acceptance. Cantab Shareholders who have accepted the Merger Offer and Xenova shall then cease to be bound by acceptances delivered on or before the date on which the Merger Offer lapses.

Part B: Further Terms of the Merger Offer

The following terms and conditions apply to the Merger Offer, unless the contrary is expressed or the context requires otherwise.

Unless the context requires otherwise, any reference in Parts B or C of this Appendix I and in the Form of Acceptance:

(i) to the "Merger Offer" shall mean the Merger Offer and any revision, variation or renewal thereof or extension thereto;

(ii) to the "acceptance condition" means the condition set out in paragraph (a) of Part A of this Appendix I;

(iii) to the "Merger Offer becoming unconditional" means the acceptance condition becoming or being declared satisfied whether or not any other condition of the Merger Offer remains to be fulfilled and references to the Merger Offer having become or not become unconditional shall be construed accordingly;

(iv) to "acceptances of the Merger Offer" includes deemed acceptances of the Merger Offer; and

(v) to the "Merger Offer Period" means, in relation the Merger Offer, the period commencing on 1 November 2000 until the latest of:

(a) 3.00 p.m. on 22 March 2001;

(b) the time and date when the Merger Offer lapses; and

(c) the time and date when the Merger Offer becomes unconditional.

1. Acceptance period

(a) The Merger Offer will initially be open for acceptance until 3.00 p.m. on 22 March 2001. Although no revision is envisaged, if the Merger Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other period as the Panel may permit) from the date on which written notification of the revision is posted to Cantab Shareholders. Except with the Panel's consent, no revision of the Merger Offer may be made or posted after 16 April 2001 or, if later, the date falling 14 days before the last date the Merger Offer can become unconditional.

(b) The Merger Offer, whether revised or not, shall not (except with the Panel's consent) be capable of becoming unconditional after midnight on 30 April 2001 (or any earlier time and/or date beyond which Xenova has stated that the Merger Offer will not be extended unless Xenova has, where permitted, withdrawn that statement or extended the Merger Offer beyond the stated earlier date), nor of being kept open for acceptance after that time and date unless it has previously become unconditional, provided that Xenova reserves the right, with the Panel's consent, to extend the Merger Offer to a later time(s) and/or date(s). Except with the Panel's consent, Xenova may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of Cantab Shares made after 1.00 p.m. on 30 April 2001 (or any earlier time and/or date beyond which Xenova has stated that the Merger Offer will not be extended unless where permitted, it has withdrawn that statement or extended the Merger Offer beyond the stated earlier date) or, if the Merger Offer is so extended, any such later time(s) and/or date(s) as may be agreed with the Panel. If the latest time at which the Merger Offer may become unconditional is extended beyond midnight on 30 April 2001, acceptances received and purchases of Cantab shares made in respect of which relevant documents are received by the Receiving Agent after 1.00 p.m. on 30 April 2001 may (except where the Code otherwise permits) only be taken into account with the Panel's agreement.

(c) If the Merger Offer becomes unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Merger Offer has become unconditional and it is stated by or on behalf of Xenova that the Merger Offer will remain open until further notice, then not less than 14 days' notice in writing will be given, before closing the Merger Offer, to those Cantab Shareholders who have not accepted the Merger Offer.

(d) If a competitive situation arises after Xenova has made a "no extension" statement and/or a "no increase" statement in relation to the Merger Offer, Xenova may, if it specifically reserved the right to do so at the time such statement was made, or otherwise with the Panel's consent, withdraw that statement and extend or revise the Merger Offer (as appropriate) provided that it complies with the requirements of the Code and, in particular, that:

(i) it announces such withdrawal and that it is free to extend or revise the Merger Offer (as appropriate) as soon as possible (and in any event within four business days of the firm announcement of the competing offer or other competitive situation) and Cantab Shareholders are informed in writing at the earliest practicable opportunity or, in the case of Cantab Shareholders with registered addresses outside the UK or whom Xenova or Nomura knows to be a nominee, trustee or custodian holding Cantab Shares for such persons, by announcement in the UK at the earliest practicable opportunity; and

(ii) any Cantab Shareholders who accepted the Merger Offer after the date of the "no extension" or "no increase" statement are given a right of withdrawal in accordance with paragraph 3(c) of this Part B.

Xenova may, if it has reserved the right to do so, choose not to be bound by a "no increase" or a "no extension" statement if (i) it would otherwise prevent the posting of an increased or improved Merger Offer (either as to the value or nature of the consideration Merger Offered or otherwise) which is recommended for acceptance by the board of directors of Cantab or (ii) in other circumstances permitted by the Panel.

(e) Unless otherwise determined by the Panel, for the purpose of determining at any particular time whether the acceptance condition has been satisfied, Xenova shall be entitled to take account only of those Cantab Shares carrying voting rights which have been unconditionally allotted or issued before that time and written notice of allotment or issue of which, containing all the relevant details, has been received before that time by Computershare Services PLC from Cantab or its agents at the address specified in paragraph 3(a) of this Part B. Telex, e-mail or facsimile transmission will not be sufficient.

2. Announcements

(a) By 8.00 a.m. on the business day (the "relevant day") following the day on which the Merger Offer is due to expire or becomes unconditional or is revised or extended, as the case may be (or such later time(s) or date(s) as the Panel may agree), Xenova will make an appropriate announcement and simultaneously inform the Company Announcements Office of the London Stock Exchange of the position. Such announcement will also state (unless otherwise permitted by the Panel) the total number of Cantab Shares and rights over Cantab Shares (as nearly as practicable):

(i) for which acceptances of the Merger Offer have been received;

(ii) acquired or agreed to be acquired by or on behalf of Xenova or any person acting in concert with it during the course of the Merger Offer Period;

(iii) held by or on behalf of Xenova or any person acting in concert with it prior to the Merger Offer Period; and

(iv) for which acceptances of the Merger Offer have been received from any person acting in concert with Xenova,

and will specify the percentage of the Cantab Shares represented by each of these figures.

(b) Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than, 8.00 a.m. on the relevant day (as defined in paragraph 2(a) of this Part B) or such later time(s) and/or date(s) as the Panel may agree. The announcement will state the next expiry date unless the Merger Offer is then unconditional, in which case a statement may instead be made that the Merger Offer will remain open until further notice. In computing the number of Cantab Shares represented by acceptances and/or purchases, there may be included or excluded for announcement purposes acceptances and purchases which are not complete in all respects or which are subject to verification save that those which could not be counted towards fulfilment of the acceptance condition under Notes 4 and 5 of Rule 10 of the Code shall not (unless agreed by the Panel) be included.

(c) In this Appendix I, references to the making of an announcement or the giving of notice by or on behalf of Xenova include the release of an announcement by public relations consultants or by Nomura to the press and the delivery by hand or telephone or telex or facsimile or other electronic transmission of an announcement to the Company Announcements Office of the London Stock Exchange. An announcement made otherwise than to the Company Announcements Office of the London Stock Exchange shall be notified simultaneously to the Company Announcements Office of the London Stock Exchange (unless otherwise agreed by the Panel).

3. Rights of withdrawal

(a) If Xenova, having announced the Merger Offer to be unconditional, fails to comply by 3.30 p.m. on the relevant day (as defined in paragraph 2(a) of this Part B) (or such later time(s) and/or date(s) as the Panel may agree) with any of the other requirements specified in paragraph 2(a) of this Part B, an accepting Cantab Shareholder may (unless the Panel agrees otherwise) immediately thereafter withdraw his acceptance of the Merger Offer by written notice (signed by the accepting Cantab Shareholder or his agent duly appointed in writing and evidence of whose appointment, in a form reasonably acceptable to Xenova, is produced with the notice) received by hand or by post to Computershare Services PLC at PO Box 859, The Pavilions, Bridgwater Road, Bristol, BS99 1XZ, or by hand only (during normal business hours) to Computershare Services PLC, 7th Floor Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR, on behalf of Xenova. Subject to paragraph 1(b) of this Part B this right of withdrawal may be terminated not less than eight days after the relevant day (as defined in paragraph 2(a) of this Part B) by Xenova confirming, if that be the case, that the Merger Offer is still unconditional, and complying with the other requirements specified in paragraph 2(a) of this Part B. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(c) of this Part B will run from the date of such confirmation and compliance.

(b) If by 3.00 p.m. on 12 April 2001 (or such later time(s) and/or date(s) as the Panel may agree) the Merger Offer has not become unconditional, an accepting Cantab Shareholder may withdraw his acceptance at any time thereafter in the manner referred to in paragraph 3(a) of this Part B before the earlier of (i) the time when the Merger Offer becomes unconditional, and (ii) the final time for lodgement of acceptances of the Merger Offer which can be taken into account in accordance with paragraph 1(b) of this Part B.

(c) If a "no extension" statement and/or a "no increase" statement has been withdrawn in accordance with paragraph 1(d) of this Part B, any Cantab Shareholder who accepted the Merger Offer after the date of the statement may withdraw his acceptance in the manner referred to in paragraph 3(a) of this Part B not later than the eighth day after the date on which written notice of withdrawal of the statement is posted to Cantab Shareholders.

(d) Except as provided by this paragraph 3 and 4(b) below, acceptances and elections shall be irrevocable.

(e) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Cantab Shareholder(s) or his/their agent(s) duly appointed in writing (evidence of whose appointment is produced with the notice in a form reasonably satisfactory to Xenova). Telex, e-mail or facsimile transmissions or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to Xenova or its agents to have been sent from, the United States, Canada, Australia or Japan or from a resident of the United States, Canada, Australia or Japan will be treated as valid.

4. Revised Merger Offer

(a) Although no revision of the Merger Offer is envisaged, if the Merger Offer (in its original or any previously revised form(s)) is revised (either in its terms and conditions or in the value or nature of the consideration offered or otherwise and whether or not the basic terms of the Merger (in their original or previously revised form(s)) are revised) and such revision represents on the date on which it is announced (on such basis as Nomura may consider appropriate) an improvement or no diminution in the value of the revised Merger Offer as so revised compared with the consideration or previous terms of the Merger Offer or in the overall value received and/or retained by a Cantab Shareholder (under the Merger Offer or otherwise) and there is no diminution in the number of Xenova Shares offered in exchange for each Cantab Share, the benefit of the revised Merger Offer will, subject to paragraphs 4(c), 4(d) and 7 of this Part B, be made available to any Cantab Shareholder who has accepted the Merger Offer in its original or any previously revised form(s) and who has not validly withdrawn such acceptance (a "previous acceptor"). The acceptance of the Merger Offer by or on behalf of a previous acceptor in its original or any previously revised form(s) shall, subject as provided in paragraphs 4(c), 4(d) and 7 of this Part B, be treated as an acceptance of the Merger Offer as so revised and shall also constitute the separate appointment of Xenova and each of its directors and Nomura and each of its directors as his attorney and/or agent with authority (i) to accept any such revised Merger Offer on behalf of such previous acceptor, (ii) if such revised Merger Offer includes alternative forms of consideration, to make such elections for and/or accept such alternative forms of consideration in the proportions such attorney and/or agent in his absolute discretion thinks fit, and (iii) to execute on behalf of and in the name of such previous acceptor all such further documents (if any) as may be required to give effect to such acceptances and/or elections.

In making any such election and/or acceptance, such attorney and/or agent shall take into account the nature of any previous acceptances made by or on behalf of the previous acceptor and such other facts or matters as he may reasonably consider relevant.

(b) Subject to paragraphs 4(c) and (d) of this Part B the authorities conferred by this paragraph 4 and any acceptance of a revised Merger Offer and/or any election(s) pursuant thereto shall be irrevocable unless and until the previous acceptor becomes entitled to withdraw his acceptance under paragraph 3 of this Part B and duly does so.

(c) The deemed acceptance referred to in paragraph 4(a) of this Part B shall not apply, and the authorities conferred by that paragraph shall be ineffective, to the extent that a previous acceptor shall lodge with the Receiving Agent, within 14 days of the posting of the document containing the revised Merger Offer, a form in which he validly elects to receive the consideration receivable by him in some other manner.

(d) The deemed acceptance referred to in paragraph 4(a) of this Part B shall not apply, and the authorities conferred by that paragraph shall not be exercised if, as a result thereof, the previous acceptor would (on such basis as Nomura may consider appropriate) thereby receive less in aggregate in consideration under the revised Merger Offer than he would have received in aggregate as a result of acceptance of the Merger Offer in the form in which it was previously accepted by him or on his behalf (unless such previous acceptor has previously agreed in writing to receive less in aggregate consideration). The authorities conferred by paragraph 4(a) of this Part B shall not be exercised in respect of any election available under the revised Merger Offer save in accordance with this paragraph.

(e) Xenova and Nomura reserve the right to treat an executed Form of Acceptance (in respect of the Merger Offer in its original or any previously revised form(s)) which is received (or dated) on or after the announcement of any revised Merger Offer as a valid acceptance of the revised Merger Offer and/or, where applicable, a valid election for or acceptance of any of the alternative forms of consideration. Such acceptances shall constitute an authority in the terms of paragraph 4(a) of this Part B, mutatis mutandis, on behalf of the relevant Cantab Shareholder.

5. **Acceptances and Purchases**

(a) Without prejudice to the right reserved by Xenova and Nomura to treat Forms of Acceptance as valid even though not entirely in order or not accompanied by the relevant share certificate(s) and/or other document(s) of title or not accompanied by the relevant TTE instruction, except as otherwise agreed with the Panel, an acceptance of the Merger Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 to Rule 10 of the City Code are satisfied in respect of it. The Merger Offer may not be accepted otherwise than by means of a Form of Acceptance.

(b) Except as otherwise agreed with the Panel a purchase of Cantab Shares by Xenova, its wholly-owned subsidiaries or its nominees (or, if Xenova is required by the Panel to make an offer for Cantab Shares under the provisions of Rule 9 of the City Code, by a person acting in concert with Xenova (or its wholly owned subsidiaries or its nominees)), if any, shall be counted towards fulfilling the acceptance condition only if the requirements of Note 5 and, if applicable, Note 6 to Rule 10 of the City Code are satisfied in respect of it.

(c) Except with the consent of the Panel, the Merger Offer shall not become or be declared unconditional unless Computershare Services PLC shall have issued a certificate to Xenova and/or Nomura which states the number of Cantab Shares in respect of which acceptances have been received which comply with paragraph 5(a) above and the number of Cantab Shares otherwise acquired which comply with paragraph 5(b) above. Copies of such certificate will be sent to the Panel and to Cantab's financial adviser as soon as possible after it is issued.

6. **General**

(a) Except with the Panel's consent, the Merger Offer will lapse unless all of the conditions have been satisfied or (if capable of waiver) waived or, where appropriate, have been determined by Xenova in its reasonable opinion to be or remain satisfied in each case by midnight on 12 April 2001 or by midnight on the date which is 21 days after the date on which the Merger Offer becomes unconditional, whichever is the later, or such later date(s) as Xenova may, with the Panel's consent, decide. If the Merger Offer lapses for any reason, then it shall cease to be capable of further acceptance and Xenova, Nomura and accepting Cantab Shareholders shall cease to be bound by prior acceptances delivered before the time when the Merger Offer lapses.

(b) The Merger Offer will lapse (unless otherwise agreed by the panel) if the Merger is referred by the Secretary of State for Trade and Industry to the Competition Commission before 3.00 p.m. on 22 March 2001 or the time and date when the Merger Offer becomes unconditional, whichever is the later. In such a case, the second sentence of paragraph 6(a) of this Part B will apply.

(c) Except with the Panel's consent, settlement of the consideration to which any Cantab Shareholder is entitled under the Merger Offer will be implemented in full in accordance with the terms of the Merger Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Xenova or Nomura, may otherwise be, or claim to be, entitled as against such Cantab Shareholder and will subject to this paragraph 6 be effected in the manner described in the letter from Nomura contained in this document and (i) in the case of acceptances received, complete in all respects, by the date on which the Merger Offer becomes or is declared unconditional in all respects, within 14 days of such date or (ii) in the case of acceptances of the Merger Offer received, complete in all respects, after the date on which the Merger Offer becomes or is declared unconditional in all respects, but while it remains open for acceptance, within 14 days of such receipt.

(d) The Merger Offer is made on 1 March 2001 and is capable of acceptance from and after that date. Copies of this document, the Listing Particulars, the Form of Acceptance and any related documents are available from Computershare Services PLC at the addresses set out in paragraph 3(a) of this Part B. The Merger Offer is being made by means of this document and is being notified to certain Cantab Shareholders by means of an advertisement to be inserted in the Financial Times (UK edition dated 2 March 2001).

(e) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Merger Offer. Words and expressions defined in this document have the same meanings when used in the Form of Acceptance, unless the context otherwise requires.

(f) (i) The Merger Offer, all acceptances of it and all elections pursuant to it, the Form of Acceptance, all contracts made pursuant to the Merger Offer, all action taken or made or deemed to be taken or made pursuant to any of these terms and the relationship between a Cantab Shareholder and Xenova, Nomura or Receiving Agent shall be governed by and interpreted in accordance with English law.

(ii) Execution of a Form of Acceptance by or on behalf of a Cantab Shareholder will constitute his agreement that the Courts of England are (subject to paragraph 6(f)(iii) of this Part B) to have exclusive jurisdiction to settle any dispute which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by the Merger Offer and the Form of Acceptance or otherwise arising in connection with the Merger Offer and the Form of Acceptance, and for such purposes that he irrevocably submits to the jurisdiction of the English Courts.

(iii) Execution of the Form of Acceptance by or on behalf of an accepting Cantab Shareholder will constitute his agreement that the agreement in paragraph 6(f)(ii) of this Part B is included for the benefit of Xenova, Nomura and Receiving Agent and accordingly, notwithstanding the exclusive agreement in paragraph 6(f)(ii) of this Part B, Xenova, Nomura and Receiving Agent shall each retain the right to, and may in its absolute discretion, bring proceedings in the courts of any other country which may have jurisdiction and that the accepting Cantab Shareholder irrevocably submits to the jurisdiction of the courts of any such country.

(g) If the expiry date of the Merger Offer is extended, any reference in this document and in the Form of Acceptance to 22 March 2001 shall, except in Part A of this Appendix I and paragraphs 1(a) and 6(b) of this Part B and where the context otherwise requires, be deemed to refer to the expiry date of the Merger Offer as so extended.

(h) Any omission or failure (or decision not) to despatch this document, the Listing Particulars, the Form of Acceptance or any other document relating to the Merger Offer and/or any notice required to be despatched under the terms of the Merger Offer to, or any failure to receive the same by, any person to whom the Merger Offer is made, or should be made, shall not invalidate the Merger Offer in any way or create any implication that the Merger Offer has not been made to any such person. Subject to paragraph 7 of this Part B, the Merger Offer extends to any such person and to all Cantab Shareholders to whom this document, the Listing Particulars, the Form of Acceptance and any related documents may not be despatched and who may not receive such documents, and such persons may collect copies of those documents from Computershare Services PLC at the addresses set out in paragraph 3(a) of this Part B.

(i) If the Merger Offer does not become unconditional in all respects:

   (i) the relevant Forms of Acceptance and the share certificate(s) and/or other documents) of title will (subject to Part C be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Merger Offer lapsing, at the risk of the Cantab Shareholder concerned, to the person or agent whose name and address (outside the United States, Canada, Australia and Japan) is set out in the relevant Box of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address (outside the United States, Canada, Australia and Japan); and

   (ii) Computershare Services PLC will, immediately after the lapsing of the Merger Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Merger Offer), give instructions to CRESTCo to transfer all Cantab Shares held in escrow balances and in relation to which it is the escrow agent for the purposes of the Merger Offer to the original available balances of the Cantab Shareholders concerned.

(j) All powers of attorney, appointments as agent and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Cantab Shareholder concerned and are irrevocable (in respect of powers of attorney in accordance with Section 4 of the Powers of Attorney Act 1971) except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 3 of this Part B and duly does so.

(k) Without prejudice to any other provisions of this Part B, Xenova and Nomura reserve the right to treat acceptances of the Merger Offer and/or elections pursuant thereto as valid if not entirely in order or not accompanied by the relevant share certificate(s) and/or other relevant documents of title or not accompanied by the relevant TTE instruction or if received by or on behalf of either of them at any place or places or in any manner determined by either of them otherwise than as set out in this document or in the Form of Acceptance.

(l) All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any Cantab Shareholders will be delivered by or sent to or from them (or their designated agents) at their risk. No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST, communication, notice, share certificate(s) and/or other document(s) of title will be given by or on behalf of Xenova.

(m) Xenova and Nomura reserve the right to notify any matter (including the making of the Merger Offer) to all or any Cantab Shareholder(s) with registered addresses outside the UK or whom Xenova or Nomura know to be nominees, trustees or custodians for such Cantab Shareholder(s) with registered addresses outside the UK by announcement or paid advertisement in any daily newspaper published and circulated in the UK or any part thereof, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such shareholders to receive or see such notice. All references in this document to notice in writing (other than in paragraph 3 of this Part B) shall be construed accordingly.

(n) If sufficient acceptances are received and/or sufficient Cantab Shares are otherwise acquired, Xenova intends to apply the provisions of sections 428 to 430F of the Act to acquire compulsorily any outstanding Cantab Shares.

(o) Xenova intends, after it announces that all of the conditions to the Merger Offer have been satisfied or (if capable of waiver) waived, to procure the making of an application by Cantab to the UKLA for the cancellation of the listing of the Cantab Shares. It is anticipated that the cancellation will take effect no earlier than 20 business days after the date Xenova makes the announcement referred to in the first sentence of this paragraph 6(o). It is anticipated that cancellation of trading in Cantab Shares on the London Stock Exchange's market for listed securities will take effect at the same time.

(p) Execution of a Form of Acceptance will constitute an instruction to Xenova that, on the Merger Offer becoming unconditional in all respects, all mandates and other instructions or notices (recorded in Cantab's records immediately prior to the Merger Offer becoming so unconditional) given by Cantab Shareholders or in force relating to holdings of Cantab Shares will, unless and until revoked or varied, continue in full force, in relation to any New Xenova shares unconditionally allotted or issued to the relevant Cantab Shareholders pursuant to the Merger Offer.

(q) If the Panel requires Xenova to make an offer for Cantab Shares under the provisions of Rule 9 of the Code, Xenova may make such alterations to the conditions of the Merger Offer as are necessary to comply with the provisions of that Rule.

(r) All references in this Appendix I to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date of this document).

(s) In relation to any acceptance of the Merger Offer in respect of a holding of Cantab Shares which are in uncertificated form, Xenova reserves the right to make such alterations, additions or modifications as may be necessary or desirable to give effect to any purported acceptance of the Merger Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Code or are otherwise made with the Panel's consent.

(t) Fractions of New Xenova Shares will not be allotted or issued to holders of Cantab Shares who accept the Merger Offer (including such holders who are deemed to accept the Merger Offer) but will be aggregated and sold in the market and the net proceeds of sale will be retained for the benefit of the Enlarged Group.

(u) To the extent that any Cantab Shares are held by a person (other than a person who falls within paragraph 7 of this Part B) whose receipt of New Xenova Shares, pursuant to an acceptance of the Merger Offer would be in contravention of applicable law, such person may request Xenova to allot any New Xenova Shares to which it would otherwise become entitled to some other person. Xenova shall be under no obligation to comply with such a request.

(v) The Cantab Shares will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests of any nature whatsoever and together with all rights now or hereafter attaching thereto.

(w) Application either has been made or will be made by Xenova for all the New Xenova Shares (whenever allotted) to be admitted both to the Official List and to trading on the London Stock Exchange's market for listed securities.

7. Overseas shareholders

(a) The making of the Merger Offer in, or to persons resident in, or to nationals or citizens of, jurisdictions outside the UK or to nominees of, or custodians or trustees for, citizens or nationals of other countries ("overseas shareholders") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any overseas shareholder wishing to accept the Merger Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Merger Offer, including obtaining any governmental, exchange control or other consents which may be required, or compliance with other necessary formalities needing to be observed and payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any such overseas shareholder will be responsible for any such issue, transfer or other taxes or other payments by whomsoever payable and Xenova and Nomura (and any person acting on behalf of either of them) shall be fully indemnified and held harmless by such shareholder for any such issue, transfer or other taxes or duties as Xenova or Nomura (and any person acting on behalf of either of them) may be required to pay.

If you are an overseas shareholder and you are in doubt about your position, you should consult your independent professional adviser in the relevant jurisdiction.

(b) In particular, the Merger Offer is not being made directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmissions, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a securities exchange of, the United States, Canada, Australia or Japan.

Accordingly, copies of this document, the Listing Particulars, the Form of Acceptance and any related documents are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from the United States, Canada, Australia or Japan, including to any Cantab Shareholders or participants in the Cantab Share Option Schemes with registered addresses in the United States, Canada, Australia or Japan or to persons whom Xenova knows to be nominees, trustees or custodians holding Cantab Shares for persons with addresses in the United States, Canada, Australia or Japan.

Persons receiving such documents (including without limitation, custodians, trustees and nominees) must not mail, forward, or distribute or send them, directly or indirectly, in, into or from the United States, Canada, Australia or Japan or use the United States, Canadian, Australian or Japanese mails or any such means or instrumentality or facility for any purpose, directly or indirectly, in connection with the Merger Offer. Persons wishing to accept the Merger Offer must not use such mails or any such means or instrumentality or facility directly or indirectly for any purpose directly or indirectly related to acceptance of the Merger Offer or such election. Doing so may render invalid any purported acceptance of the Merger Offer.

Envelopes containing a Form of Acceptance, evidence of title or other documents relating to the Merger Offer should not be postmarked in the United States, Canada, Australia or Japan or otherwise despatched from the United States, Canada, Australia or Japan and all accepting Cantab Shareholders must provide addresses outside the United States, Canada, Australia or Japan for the receipt of consideration to which they are entitled or for the return of the Form of Acceptance, share certificates and/or other document(s) of title.

(c) The New Xenova Shares have not been and will not be registered under the US Securities Act of 1933, as amended, or under the securities laws of any state or other jurisdiction of the United States, nor have relevant clearances been obtained from the securities commission or similar authority of any province or territory in Canada and no prospectus has been filed or registration made under any securities laws of any province or territory of Canada, nor has a prospectus in relation to the New Xenova Shares been lodged with or registered by the Australian Securities Commission, nor have any steps been taken to enable the New Xenova Shares to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under any applicable laws is available, the New Xenova Shares may not be offered, sold, resold, delivered or transferred directly or indirectly, in or into the United States, Canada, Australia, or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement. Xenova reserves the right not to issue New Xenova Shares or authorise the delivery of any document(s) of title in respect of any New Xenova Shares to any person who (i) fails to give the representation and warranty set out in paragraph (c) of Part C of this Appendix I or (ii) has a registered address in the United States, Canada, Australia or Japan.

(d) A Cantab Shareholder will be deemed not to have validly accepted the Merger Offer if:

(i) he puts "NO" in Box 5 of the Form of Acceptance and thereby does not give the representations and warranties set out in paragraph (c) of Part C of this Appendix I;

(ii) having inserted in or having completed Box 3 of the Form of Acceptance with a registered address in the United States, Canada, Australia or Japan, he does not insert in Box 6 of the Form of Acceptance the name and address of a person or agent outside the United States, Canada, Australia or Japan to whom he wishes the consideration to which he is entitled under the Merger Offer and/or any documents to be sent;

(iii) he inserts in Box 6 of the Form of Acceptance the name and address of a person or agent in the United States, Canada, Australia or Japan to whom he wishes the consideration to which he is entitled under the Merger Offer and/or any documents to be sent; or

(iv) in any case, the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to Xenova or its agent to have been sent from, the United States, Canada, Australia or Japan.

Xenova reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representation and warranty set out in paragraph (c) of Part C of this Appendix I could have been truthfully given by the relevant Cantab Shareholder and, if such investigation is made and, as a result, Xenova determines (for any reason) that such representation and warranty could not have been so given, the acceptance shall not be valid.

(e) If, in connection with the making of the Merger Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document the Listing Particulars, the Form of Acceptance or any related Merger Offering documents, in, into or from the United States, Canada, Australia or Japan or uses the mails of, or any means or instrumentality (including without limitation, facsimile or electronic transmission, telephone or internet) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, Canada, Australia or Japan in connection with such forwarding, such person should:

(i) inform the recipient of such fact;

(ii) explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

(iii) draw the attention of the recipient to this paragraph 7.

(f) If any written notice from a Cantab Shareholder withdrawing his acceptance in accordance with paragraph 3 of Part B of this Appendix I is received in an envelope postmarked in, or which otherwise appears to Xenova or its agents to have been sent from, the United States, Canada, Australia or Japan, Xenova reserves the right in its absolute discretion to treat that notice as invalid.

Any acceptance of the Merger Offer by Cantab Shareholders who are unable to give the representations and warranties set out in paragraph (c) of Part C of this Appendix I is liable to be disregarded.

(g) The provisions of this paragraph 7 and any other terms of the Merger Offer relating to overseas shareholders may be waived, varied or modified as regards specific Cantab Shareholders or on a general basis at the sole discretion of Xenova but only if Xenova is satisfied that such waiver, variation or modification will not constitute or give rise to a breach of applicable securities or other law. In particular, without limitation, Xenova reserves the right to arrange for the sale or allotment of New Xenova Shares to which overseas shareholders may otherwise be entitled pursuant to the Merger Offer or Part XIIIA of the Act and to remit the cash proceeds of such sale or allotment, net of expenses, to such overseas shareholders instead. Xenova will have no obligations whatsoever in relation to the timing of such sales or allotments or the price obtained and such sales or allotments may be made individually or together with other New Xenova Shares to which such provisions apply. In such circumstances any signed Form of Acceptance received pursuant to the Merger Offer shall constitute the irrevocable appointment of Xenova or any of the Xenova Directors or any of the directors of Nomura as the relevant Cantab Shareholders's agent to effect such sale as his agent with full power (including powers of delegation) to do all such things as may be necessary for or ancillary to such purpose. Subject thereto, the provisions of this paragraph 7 supersede any terms of the Merger Offer inconsistent therewith. References in this paragraph 7 to a Cantab Shareholder include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing the Form of Acceptance, the provisions of this paragraph 7 shall apply to them jointly and severally.

(h) Neither Xenova nor Nomura nor any agent nor director of Xenova or Nomura nor any person acting on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Merger Offer on any of the bases set out above or otherwise in connection therewith.

(i) As used in this document and in the Forms) of Acceptances (i) "Australia" means the Commonwealth of Australia, its possessions and territories and all areas subject to its jurisdiction or any political subdivision thereof; (ii) "Canada" means Canada, its possessions and territories and all areas subject to its jurisdiction or any political subdivision thereof; (iii)

"Japan" means Japan, its possessions and territories and all areas subject to its jurisdiction or any political subdivision thereof; and (iv) the "US" or "United States" shall have the meaning ascribed to it in the definitions in Appendix III.

Part C: Form of Acceptance

Each holder of Cantab Shares by whom, or on whose behalf, the Form of Acceptance is executed and delivered to Xenova or its agent irrevocably undertakes, represents, warrants and agrees to and with Xenova and Nomura, and to Computershare Services PLC in its capacity as escrow agent, and to their respective agents (so as to bind him and his heirs, successors and assigns), to the following effect:

(a) that the execution of the Form of Acceptance shall constitute:

(i) an acceptance of the Merger Offer in respect of the number of Cantab Shares inserted, or deemed to be inserted, in Box 1 of the Form of Acceptance; and

(ii) an undertaking to execute any further documents and give any further assurances which may be required in connection with any of the foregoing;

in each case on and subject to the terms and conditions set out or referred to in this document and in the Form of Acceptance and that (subject to the rights of withdrawal set out or referred to in paragraph 3 of Part B of this Appendix I) each such acceptance shall be irrevocable provided that if (i) Box 1 is not completed or (ii) the total number of Cantab Shares inserted in Box 1 is greater than the number of Cantab Shares comprised in the acceptance, but the Form of Acceptance is signed, it will be deemed to be an acceptance of the Merger Offer in respect of all of the Cantab Shares comprised in the acceptance.

For the purposes of this Appendix I and the Form of Acceptance, the phrase "Cantab Shares comprised in the acceptance" shall mean the number of Cantab Shares inserted in Box 1 of the Form of Acceptance or if no number (or a number greater than the relevant Cantab Shareholder's holding of Cantab Shares) is inserted, the greater of:

(i) the relevant Cantab Shareholder's entire holding of Cantab Shares as disclosed by the register of members made available to Computershare Services PLC prior to the time the relevant Form of Acceptance is processed by them;

(ii) the relevant Cantab Shareholder's entire holding of Cantab Shares as disclosed by the register of members made available to Computershare Services PLC prior to the latest time for receipt of the Form of Acceptance which can be taken into account for determining whether the Merger Offer is unconditional; or

(iii) the number of Cantab Shares in respect of which certificates or an indemnity in lieu thereof is received and/or, in respect of any Cantab Shares in CREST, the number of such shares which are transferred by the relevant Cantab Shareholder to his escrow account by means of a TTE instruction;

(b) that he is irrevocably and unconditionally entitled to transfer the Cantab Shares in respect of which the Form of Acceptance is completed and the entire beneficial interest in such Cantab Shares in respect of which the Merger Offer is accepted or deemed to be accepted will be acquired under the Merger Offer fully paid and free from all liens, equitable interests, charges, encumbrances, pre-emption rights and other third party rights or interests of any nature whatsoever and together with all rights attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid after 19 February 2001;

(c) that, unless "NO" is inserted in Box 5 of the Form of Acceptance, such shareholder has not received, forwarded, distributed or sent copies of this document, the Listing Particulars, the Form of Acceptance or any related documents in, into or from the United States, Canada, Australia or Japan, and was outside the United States, Canada, Australia and Japan when the Form of Acceptance was delivered and at the time of accepting the Merger Offer; and is not an agent or fiduciary (including custodians, nominees and trustees) acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Merger Offer from outside the United States, Canada, Australia and Japan;

(d) that the execution of the Form of Acceptance and such delivery constitutes, subject to the Merger Offer becoming unconditional in all respects in accordance with its terms and to an accepting Cantab Shareholder not having validly withdrawn his acceptance, the irrevocable appointment of Xenova and/or any director of Xenova and/or Nomura and/or any director of Nomura as such shareholder's attorney and/or agent, and an irrevocable instruction to the attorney and/or agent to complete and execute all or any forms of transfer and/or other documents at the discretion of the attorney and/or agent in relation to the Cantab Shares referred to in paragraph (a) of this Part C in favour of Xenova, or such person or persons as Xenova or its agents may direct, and to deliver such forms of transfer and/or other documents in the attorney's and/or agent's discretion and/or the certificates and/or the documents of title relating to such Cantab Shares for registration within six months of the Merger Offer becoming unconditional in all respects and to execute all such other documents and to do all such other acts and things as may in the opinion of such attorney and/or agent be necessary or expedient for the purpose of, or in connection with, the acceptance of the Merger Offer and to vest in Xenova or its nominees the Cantab Shares as aforesaid;

(e) that the execution of the Form of Acceptance and such delivery constitutes the irrevocable appointment of Computershare Services PLC as such shareholder's attorney and/or agent and an irrevocable instruction and authority to the attorney and/or agent (i) subject to the Merger Offer becoming unconditional in all respects in accordance with its terms and to an accepting Cantab Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as Xenova or its agent may direct) by means of CREST all or any of the Relevant Cantab Shares (but not exceeding the number of Cantab Shares in respect of which the Merger Offer is accepted or deemed to be accepted) or (ii) if the condition referred to in sub-paragraph (i) above is not satisfied, to give instructions to CRESTCo, immediately after the lapsing of the Merger Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Merger Offer, to transfer all the Relevant Cantab Shares to the original available balance of the accepting Cantab Shareholder. "Relevant Cantab Shares" means Cantab Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in paragraph 9 of the letter from Nomura contained in this document and where the transfers) to escrow was or were made in respect of the Cantab Shares held under the same member account ID and participant ID as the member account ID and the participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance Reference Number, or a Form of Acceptance Reference Number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE instruction concerned);

(f) that the execution of the Form of Acceptance and such delivery constitutes, subject to the Merger Offer becoming unconditional in all respects and to the person accepting the Merger Offer not having validly withdrawn his acceptance, an irrevocable authority and request:

(i) to Cantab or its agents to procure the registration of the transfer of the Cantab Shares in certificated form pursuant to the Merger Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to Xenova or as Xenova may direct;

(ii) subject to the provisions of paragraph 7 of Part B of this Appendix I, to Xenova or its agents to procure that such shareholder's name is entered in the register of members of Xenova in respect of the New Xenova Shares to which such shareholder becomes entitled under the Merger Offer subject to the memorandum and articles of association of Xenova;

(iii) subject to the provisions of paragraph 7 of Part B of this Appendix I, if the Cantab Shares are in certificated form or if the proviso to sub-paragraph (iv) of this paragraph (f) applies, to Xenova or Nomura, or their respective agents, to procure despatch by post (or by such other method as may be approved by the Panel) of the relevant definitive certificate(s) or other document(s) of title to which an accepting Cantab Shareholder may become entitled pursuant to his acceptance of the Merger Offer, at the risk of such Cantab Shareholder, to the person or agent whose name and address outside the United States, Canada, Australia or Japan, except pursuant to exemptions from the applicable requirements of such jurisdictions, is set out in Box 6 or, if appropriate, Box 3 of the Form of Acceptance or, if none is set out, to the first named holder at his registered address outside the United States, Canada, Australia or Japan, except pursuant to exemptions from the applicable requirements of such jurisdictions;

(iv) subject to certain exceptions, if the Cantab Shares concerned are in uncertificated form, to Xenova or its agents to issue any New Xenova Shares to which such shareholder is entitled in uncertificated form provided that if any Cantab Shareholder concerned is a CREST member whose registered address is in the United States, Canada, Australia or Japan any New Xenova Shares to which such shareholder is entitled shall be issued in certificated form and may be sold pursuant to paragraph 7(g) of Part B of this Appendix I and in such case (or in any other case where Xenova determines that all or part of such New Xenova Shares should be issued in certificated form) sub-paragraph (iii) of this paragraph (f) shall apply; and

(v) to Xenova or its agents, to record and act upon any instructions with regard to notices or dividend mandates which have been recorded in the records of Cantab in respect of such Cantab Shareholder's holding as of Cantab's Shares as if such mandates have been given in respect of its holding of New Xenova Shares;

(g) that after the Merger Offer becomes unconditional in all respects or, if the Merger Offer will become unconditional in all respects (save for the fulfillment of the condition set out in paragraph (c) of Part A of this Appendix I), immediately upon the outcome of the resolution in question:

(i) Xenova shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general or separate class meeting of Cantab) attaching to any Cantab Shares in respect of which the Merger Offer has been accepted or is deemed to have been accepted and not validly withdrawn, such votes (where relevant) to be cast so far as possible to satisfy any outstanding condition of the Merger Offer; and

(ii) the execution of the Form of Acceptance will constitute an authority to Cantab from the holder of such Cantab Shares as are referred to in sub-paragraph (i) above to send any notice, circular, warrant or other document or communication which may be required to be sent to him as a member of Cantab in respect of such shares (including any share certificates) or other documents) of title issued as a result of conversion of such Cantab Shares into certificated form) to Xenova at its registered office, and an irrevocable authority to Xenova or any person appointed by Xenova to sign such documents and do such things as may in the opinion of the attorney seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to the Cantab Shares held by such Cantab Shareholders (including without limitation to sign any consent to short notice of a general or separate class meeting as his attorney and/or agent and on his behalf and/or to execute a form of proxy in respect of such shares and/or, where appropriate, any appointment pursuant to section 375 of the Act appointing any person nominated by Cantab to attend general and separate class meetings of Cantab and any adjournments and to exercise or to refrain from exercising (but subject to the Code) the votes attaching to such shares on his behalf), where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Merger Offer, and will also constitute the agreement of such shareholder not to exercise any such rights without the consent of Xenova and the irrevocable undertaking of such shareholder not to appoint a proxy for or to attend any such general or separate class meeting. This authority will cease to be valid if the acceptance is withdrawn in accordance with paragraph 3 of Part B of this Appendix I;

(h) that he will:

(i) deliver, or procure that there is delivered, to Computershare Services PLC his share certificate(s) and/or other document(s) of title in respect of the Cantab Shares (which are in certificated form) in respect of which the Merger Offer has been accepted, or is deemed to have been accepted and not validly withdrawn, or an indemnity acceptable to Xenova in lieu thereof, as soon as possible and, in any event, within six months of the Merger Offer becoming unconditional in all respects;

(ii) give or procure the giving of, in accordance with paragraph 9 of the letter from Nomura contained in this document, an instruction to transfer those of the Cantab Shares in respect of which the Merger Offer has been accepted or is deemed to have been accepted and not validly withdrawn which are in CREST to the escrow balance within the member's account in accordance with the facilities and requirements of CRESTCo as soon as possible and, in any event, within six months of the Merger Offer becoming unconditional in all respects; and

(iii) if, for any reason, any Cantab Shares in respect of which a transfer to an escrow balance has been effected in accordance with paragraph 9 of the letter from Nomura contained in this document are converted to certificated form, without prejudice to paragraph (g) and (h)(i) above, immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such Cantab Shares as are so converted to Computershare Services PLC at either of the addresses referred to in paragraph 3(a) of Part B of this Appendix I or to Xenova at its registered office or as Xenova or its agents may direct;

(i) that the execution of the Form of Acceptance and such receipt will constitute the irrevocable appointment of all or any of Xenova and Nomura and their respective directors and agents as such shareholder's attorney and/or agent (the "attorney") within the terms of paragraphs 4 and 7 of Part B and Part C of this Appendix I and with authority to execute any further documents and give any further assurances which may be required in connection with the matters referred to in this Appendix I and an irrevocable undertaking to such attorney to execute any such further documents and/or give any such further assurances as may be required;

(j) that the terms and conditions of the Merger Offer contained in this document shall be deemed to be incorporated in, and form part of, the Form of Acceptance which shall be made and construed accordingly;

(k) that, if he does not validly withdraw his acceptance, he shall do all such acts and things whatsoever as shall (in the opinion of Xenova and/or Nomura) be necessary or expedient to vest in Xenova or its nominees the Cantab Shares comprised in the acceptance and that he shall do all things as may be necessary or expedient to allow the Escrow Agent to perform his functions as Escrow Agent in relation to the Merger Offer to the fullest extent;

(l) that he agrees to ratify each and every act or thing which may be lawfully done or effected by Xenova and/or any director of Xenova and/or Nomura and/or any director of Nomura and/or the Escrow Agent and/or any of their respective agents and/or Cantab and/or its agents, as the case may be, in exercise of any of the powers and/or appointments and or authorities hereunder; and

(m) that if any provisions of this Appendix I shall be unenforceable or invalid or shall not operate so as to afford Xenova or Nomura or any of their respective directors or agents (including the Escrow Agent) the benefit of the powers and/or appointments and/or authorities expressed to be given herein or in the Form of Acceptance, he shall, with all practicable speed, do all such acts and things and execute all such documents that may be required or desirable to enable Xenova and/or Nomura and/or any of their respective directors and/or the Escrow Agent and/or their respective agents to secure the full benefit of this Appendix I.

References in Part C to a Cantab Shareholder shall include references to the person or persons executing a Form of Acceptance and, if more than one person executes a Form of Acceptance, the provisions of Part C shall apply to them jointly and to each of them. On execution, the Form of Acceptance shall take effect as a deed.

APPENDIX II

ADDITIONAL INFORMATION

1. Responsibility statements

(a) Xenova

The Xenova Directors accept responsibility for all the information contained in this document, other than that relating to the Cantab Group, the Cantab Directors and their immediate families and connected persons, within the meaning of section 346 of the Act. To the best of the knowledge and belief of the Xenova Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) Cantab

The Cantab Directors accept responsibility for the information contained in this document relating to the Cantab Group, the Cantab Directors, and their immediate families and connected persons, within the meaning of section 346 of the Act. To the best of the knowledge and belief of the Cantab Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors

(a) Xenova

The Xenova Directors, who are taking responsibility for this document (as set out in paragraph 1 above), are as follows:

John Bernard Haysom Jackson – *Non-executive Chairman*

David Aufrere Oxlade – *Chief Executive*

Daniel Abrams – *Chief Financial Officer*

Michael Moore – *Chief Scientific Officer*

John Waterfall – *Research and Development Director*

Paul Bevan – *Non-executive Director*

Peter Lewis Gillett – *Non-executive Director*

Adrian Llewellyn Harris – *Non-executive Director*

Thomas Ronald Irwin – *Non-executive Director*

Howard Stanley Wachtler – *Non-executive Director*

The business address of each of the Xenova Directors is the registered office and principal place of business of Xenova (as set out in paragraph 3(a) below).

(b) Cantab

The Cantab Directors, who are taking responsibility for this document (as set out in paragraph 1 above), are as follows:

Simon Patrick Duffy – *Non-executive Chairman*

Nicholas Lucas Hart – *Acting Chief Executive and Chief Operating Officer*

Stephen Charles Inglis – *Research Director*

John St Clair Roberts – *Medical Director*

Jeremy Lawrence Curnock Cook – *Non-executive Director*

Gerard Howard Fairtlough – *Non-executive Director*

Michael Redmond – *Non-executive Director*

The business address of each of the Cantab Directors is the registered office and principal place of business of Cantab (as set out in paragraph 3(b) below).

3. Registered offices

(a) *Xenova*

Xenova is registered in the United Kingdom and its registered office is at 240 Bath Road, Slough, Berkshire, SL1 4EF.

(b) *Cantab*

Cantab is registered in the United Kingdom and its registered office is at 310 Cambridge Science Park, Cambridge, CB4 0WG.

4. Shareholdings and dealings

(a) *Shareholdings and dealings in Xenova Shares*

(i) The interests of the Xenova Directors and (so far as the Xenova Directors are aware having made due and careful enquiry) their immediate families and connected persons (within the meaning of section 346 of the Act), all of which are beneficial unless stated otherwise, in the share capital of Xenova (as shown in the register required to be kept under section 325 of the Act or which have been notified to Xenova pursuant to section 324 or 328 of the Act or which would, if any relevant connected person were a Xenova Director, be so shown or notified) as at the last day of the disclosure period were as follows (and as set out in paragraph (ii) and (iii) below):

Name	*Number of Xenova Shares*
P Bevan	13,512
M Moore	32,177
DA Oxlade	94,445
D Abrams	38,594
J Waterfall	4,612
JBH Jackson[1]	95,445
TR Irwin	20,082
PL Gillett	5,000
AL Harris	11,049

1 31,572 of JBH Jackson's Xenova Shares are held by John Jackson Consultants Limited, a company of which JBH Jackson owns 50% and his wife 50%.

(ii) The Xenova Directors had the following interests in Warrants as at the last day of the disclosure period:

Name	*Number of Xenova Shares*	*Exercise price*	*Date of issue*	*Subscription period*
DA Oxlade	15,740	£0.85	9 Aug. 2000	1 Jan. 2001-31 Oct. 2001
D Abrams	5,796	£0.85	9 Aug. 2000	1 Jan. 2001-31 Oct. 2001
J Waterfall	768	£0.85	9 Aug. 2000	1 Jan. 2001-31 Oct. 2001
M Moore	2,316	£0.85	9 Aug. 2000	1 Jan. 2001-31 Oct. 2001
JBH Jackson	4,552	£0.85	9 Aug. 2000	1 Jan. 2001-31 Oct. 2001
TR Irwin	3,344	£0.85	9 Aug. 2000	1 Jan. 2001-31 Oct. 2001

(iii) The Xenova Directors had the following interests in options over unissued Xenova Shares under the terms of the Xenova Share Option Schemes as at the last day of the disclosure period:

Name		*Number of Xenova Shares*	*Exercise price*	*Date of grant*	*Exercise period*
DA Oxlade	(e)	8,875	£3.38	23 June 1997	23 June 2000-23 June 2007
	(e)	71,125	£3.38	23 June 1997	23 June 2002-23 June 2007
	(d)	120,000	£3.38	23 June 1997	23 June 2000-23 June 2007
	(d)	80,000	£2.08	13 Mar. 1998	13 Mar. 2001-13 Mar. 2008
	(d)	120,000	£0.32	15 Dec. 1998	15 Dec. 2001-15 Dec. 2008
	(f)	1,893	£2.06	25 Sep. 1997	1 Nov. 2000-1 May 2001
	(d)	50,000	£0.88	17 Aug. 1999	17 Aug. 2002-16 Aug. 2009
	(d)	50,000	£0.87	20 Dec. 1999	20 Dec. 2002-19 Dec. 2009
	(g)	7,088	£0.82	5 July 1999	1 Sep. 2002-28 Feb. 2003
	(h)	29,218	£0.10	18 Aug. 1999	18 Aug. 2002-17 Aug. 2009
	(h)	41,920	£0.10	13 July 2000	18 Aug. 2002-17 Aug. 2009
	(d)	60,000	£1.11	18 Dec. 2000	18 Dec. 2003-17 Dec. 2010
	(d)	70,000	£0.77	13 July 2000	13 July 2005-12 July 2010
	(i)	3,875	£0.92	11 Oct. 2000	1 Dec. 2003-July 2010
P Bevan	(a)	29,245	£5.84	26 May 1992	1 June 1999-25 Nov. 2002
	(b)	10,000	£6.74	18 Sep. 1993	1 June 1999-25 Nov. 2002
	(b)	10,000	£3.35	23 Dec. 1994	1 June 1999-25 Nov. 2002
	(b)	14,995	£2.34	9 Aug 1995	1 June 1999-25 Nov. 2002
	(c)	40,000	£2.72	25 Sep. 1996	1 June 1999-25 Nov. 2002
	(d)	69,558	£3.38	23 June 1997	1 June 1999-31 May 2002
M Moore	(a)	6,825	£4.36	22 Aug. 1991	22 Aug. 1994-22 Aug. 2001
	(a)	2,730	£5.84	6 May 1992	26 May. 1995-26 May 2002
	(b)	15,000	£3.35	23 Dec. 1994	23 Dec. 1997-23 Dec. 2004
	(b)	15,000	£2.34	9 Aug. 1995	9 Aug. 1998-9 Aug. 2005
	(d)	55,429	£3.38	23 June 1997	23 June 2002-23 June 2007
	(d)	65,000	£0.88	17 Aug. 1999	17 Aug. 2002-16 Aug. 2009
	(d)	35,000	£0.87	20 Dec. 1999	20 Dec. 2002-19 Dec. 2009
	(g)	4,725	£0.82	5 July 1999	1 Sep. 2002-28 Feb. 2003
	(h)	11,522	£0.10	18 Aug. 1999	18 Aug. 2002-17 Aug. 2009
	(h)	22,304	£0.10	13 July 2000	18 Aug. 2002-17 Aug. 2009
	(d)	40,000	£0.77	13 July 2000	13 July 2005-12 July 2010
	(d)	30,000	£1.11	18 Dec. 2000	18 Dec. 2003-17 Dec. 2010
	(i)	4,211	£0.92	11 Oct. 2000	1 Dec. 2003-31 May 2004
D Abrams	(e)	14,423	£2.08	13 Mar. 1998	13 Mar. 2001-13 Mar. 2008
	(d)	105,577	£2.08	13 Mar. 1998	13 Mar. 2001-13 Mar. 2008
	(d)	40,000	£0.32	15 Dec. 1998	15 Dec. 2001-15 Dec. 2008
	(d)	40,000	£0.32	15 Dec. 1998	15 Dec. 2003-15 Dec. 2008
	(d)	25,000	£0.88	17 Aug. 1999	17 Aug. 2002-16 Aug. 2009
	(d)	40,000	£0.87	12 Dec. 1999	20 Dec. 2002-19 Dec. 2009
	(h)	19,478	£0.10	18 Aug. 1999	18 Aug. 2002-17 Aug. 2009
	(h)	33,527	£0.10	13 July 2000	18 Aug. 2002-17 Aug. 2009
	(d)	40,000	£0.77	13 July 2000	13 July 2005-12 July 2010
	(d)	30,000	£1.11	18 Dec. 2000	18 Dec. 2003-17 Dec. 2010
J Waterfall	(d)	74,360	£1.17	27 May 1999	27 May 2002-26 May 2009
	(e)	25,640	£1.17	27 May 1999	27 May 2002-26 May 2009
	(d)	20,000	£0.87	20 Dec. 1999	20 Dec. 2002-19 Dec. 2009
	(g)	4,725	£0.82	5 July 1999	1 Sep. 2002-28 Feb. 2003
	(d)	50,000	£0.77	13 July 2000	13 July 2005-12 July 2010
	(h)	13,912	£0.10	13 July 2000	13 July 2003-12 July 2010
	(d)	30,000	£1.11	18 Dec. 2000	18 Dec. 2003-17 Dec. 1010

Notes:
(a) 1988 Share Option Scheme
(b) 1992 Share Option Scheme
(c) Amendment to 1992 Share Option Scheme
(d) 1996 Share Option Scheme (non-approvable parts)
(e) 1996 Share Option Scheme
(f) Savings-Related Scheme
(g) Savings-Related Scheme 1999 offer
(h) Deferred Share Bonus Plan
(i) Savings-Related Scheme 2000 offer

(iv) During the disclosure period, the dealings for value by Xenova Directors and their immediate families and connected persons (within the meaning of Section 346 of the Act) in Xenova Shares were as follows:

Name	*Date*	*Nature of transaction*	*Number of Xenova Shares*	*Price*
DA Oxlade	5 Jan. 2000	Purchase	11,004	£0.80
	9 Aug. 2000	Purchase	19,675	£0.69
D Abrams	5 Jan. 2000	Purchase	8,801	£0.80
	9 Aug. 2000	Purchase	7,245	£0.69
J Waterfall	5 Jan. 2000	Purchase	3,652	£0.80
	9 Aug. 2000	Purchase	960	£0.69
JBH Jackson	9 Aug. 2000	Purchase	5,690	£0.69
AL Harris	15 Aug. 2000	Purchase	11,049	£0.91
PL Gillet	15 Aug. 2000	Purchase	5,000	£0.90
TR Irwin	9 Aug. 2000	Purchase	4,180	£0.69
	15 Dec. 2000	Purchase	4,134	£0.70
M Moore	5 Jan. 2000	Purchase	5,855	£0.80
	9 Aug. 2000	Purchase	2,895	£0.69
T Bevan	22 Dec. 2000	Purchase	4,334	£0.70

(v) The following Xenova Shares and Warrants were held by persons deemed to be acting in concert with Xenova as at the last day of the disclosure period:

Name	*Number of Warrants*	*Number of Xenova Shares*
Nomura	287,697	1,658,999

(vi) During the disclosure period, the dealings for value by persons deemed to be acting in concert with Xenova in Xenova Shares were as follows:

Name	*Date*	*Nature of transaction*	*Number of Xenova Shares*	*Price*
Nomura	3 Mar. 2000	Sale	375,000	£3.26
Nomura	6 Mar. 2000	Sale	100,000	£3.95
Nomura	7 Mar. 2000	Sale	100,000	£4.40

(vii) During the disclosure period, the dealings for value in Xenova Shares by an adviser to Cantab were as follows:

Company name	*Date*	*Nature of transaction*	*Amount*	*Price*
DLJ Direct	19 Feb. 2001	Sale	500	£0.78
DLJ Direct	21 Feb. 2001	Purchase	95	£0.67
DLJ Direct	22 Feb. 2001	Purchase	600	£0.70

(b) Shareholdings and dealings in Cantab Shares

(i) The interests of the Cantab Directors and (so far as the Cantab Directors are aware, having made due and careful enquiry) their immediate families and connected persons (within the meaning of section 346 of the Act), all of which are beneficial unless otherwise stated, in the share capital of Cantab (as shown in the register required to be kept under section 325 of the Act or which have been notified to Cantab pursuant to section 324 or 328 of the Act or which would, if any relevant connected person were a Cantab Director, be so shown or notified) as at the last day of the disclosure period were as follows (and as set out in paragraph (iii) below):

Name	*Number of Cantab Shares*
SP Duffy	5,000
NL Hart	10,000
SC Inglis	102,256*
J St Clair Roberts	3,750
GH Fairtlough	81,250

* 6,250 of the Cantab Shares in which Dr S C Inglis is interested are owned by his wife.

(ii) The Cantab Directors had the following interests in options over unissued Cantab Shares under the terms of the Cantab Share Option Schemes as at the last day of the disclosure period:

Name	*Number of Cantab Shares*	*Exercise price*	*Date of grant*	*Exercise period*
NL Hart	62,500	£2.53	15 Aug. 1996	15 Aug. 1999-18 Feb. 2003
	50,000	£2.92	3 Mar. 1998	3 Mar. 2001-3 Mar. 2005
	45,000	$3.50	1 June 1993	1 June 1996-31 May 2003
	10,768	£1.65	25 Aug. 1999	25 Aug. 2002-25 Aug. 2006
SC Inglis	5,100	£2.23	18 Feb. 2000	18 Feb. 2003-18 Feb. 2007
	4,927	£2.02	1 Nov. 1996	1 Nov. 2001-1 May 2002
	15,300	£1.53	20 Sep. 1999	20 Sep. 2002-20 Sep. 2006
J St Clair Roberts	8,555	£2.02	1 Nov. 1998	1 Nov. 2001-1 May 2002
	15,957	£1.88	29 July 1999	29 July 2002-29 July 2009
	34,043	£1.88	29 July 1999	29 July 2002-29 July 2006
	7,563	£1.62	25 Aug. 1999	25 Aug. 2002-25 Aug. 2006

(iii) During the disclosure period, the dealings for value by Cantab Directors and their immediate families and connected persons (within the meaning of section 346 of the Act) in Cantab Shares were as follows:

Name	*Date*	*Nature of transaction*	*Number of Cantab Shares*	*Price*
NL Hart	23 Feb. 2000	Sale	25,000	£2.55
	6 Mar. 2000	Sale	28,200	£7.11
SC Inglis	23 Feb. 2000	Sale	32,000	£2.55
	6 Mar. 2000	Sale	15,000	£7.11
J St Clair Roberts	6 Mar. 2000	Sale	15,000	£7.11

(iv) Irrevocable undertakings to accept the Merger Offer have been given in respect of the following numbers of Cantab Shares:

Name	*Number of Cantab Shares*
SP Duffy	5,000
NL Hart	10,000
SC Inglis	96,006
J St Clair Roberts	3,750
GH Fairtlough	81,250

The irrevocable undertakings given by the persons set out in this paragraph 4(b)(iv) require acceptance of the Merger Offer (unless the Merger Offer is withdrawn or lapses) even in the event of a higher competing offer from a third party.

(v) During the disclosure period, the dealings for value in Cantab Shares by an adviser to Cantab were as follows:

Company name	*Date*	*Nature of transaction*	*Number of Cantab Shares*	*Price*
DLJ Direct	1 Nov. 2000	Purchase	8,852	£0.93
DLJ Direct	1 Nov. 2000	Purchase	4,600	£1.12
DLJ Direct	1 Nov. 2000	Purchase	4,000	£1.10
DLJ Direct	1 Nov. 2000	Purchase	1,301	£1.11
DLJ Direct	1 Nov. 2000	Purchase	1,631	£1.15
DLJ Direct	1 Nov. 2000	Sale	2,984	£1.10
DLJ Direct	3 Nov. 2000	Purchase	4,747	£1.45
DLJ Direct	3 Nov. 2000	Purchase	2,542	£1.46
DLJ Direct	3 Nov. 2000	Sale	13,775	£1.44
DLJ Direct	6 Nov. 2000	Purchase	600	£1.47
DLJ Direct	6 Nov. 2000	Sale	5,770	£1.44
DLJ Direct	7 Nov. 2000	Sale	7,687	£1.42
DLJ Direct	8 Nov. 2000	Sale	4,000	£1.46
DLJ Direct	9 Nov. 2000	Purchase	2,350	£1.44
DLJ Direct	10 Nov. 2000	Purchase	5,400	£1.42
DLJ Direct	10 Nov. 2000	Purchase	2,100	£1.44
DLJ Direct	14 Nov. 2000	Purchase	798	£1.27
DLJ Direct	14 Nov. 2000	Sale	800	£1.25
DLJ Direct	14 Nov. 2000	Sale	3,050	£1.26
DLJ Direct	14 Nov. 2000	Sale	400	£1.37
DLJ Direct	14 Nov. 2000	Sale	22,600	£1.42
DLJ Direct	14 Nov. 2000	Purchase	3,585	£1.34
DLJ Direct	14 Nov. 2000	Purchase	20,000	£1.35
DLJ Direct	20 Nov. 2000	Sale	650	£1.44
DLJ Direct	21 Nov. 2000	Sale	343	£1.39
DLJ Direct	22 Nov. 2000	Purchase	3,000	£1.40
DLJ Direct	22 Nov. 2000	Sale	2,000	£1.40
DLJ Direct	23 Nov. 2000	Sale	250	£1.40
DLJ Direct	27 Nov. 2000	Purchase	6,000	£1.38
DLJ Direct	27 Nov. 2000	Sale	500	£1.38
DLJ Direct	29 Nov. 2000	Sale	1,214	£1.33
DLJ Direct	30 Nov. 2000	Purchase	1,100	£1.36
DLJ Direct	30 Nov. 2000	Sale	14,000	£1.28
DLJ Direct	1 Dec. 2000	Purchase	10,000	£1.35
DLJ Direct	8 Dec. 2000	Sale	1,183	£1.25
DLJ Direct	11 Dec. 2000	Purchase	1,380	£1.22
DLJ Direct	11 Dec. 2000	Sale	28,000	£1.25
DLJ Direct	15 Dec. 2000	Purchase	2,300	£1.07
DLJ Direct	21 Dec. 2000	Purchase	2,183	£1.22
DLJ Direct	2 Jan. 2001	Sale	500	£1.37
DLJ Direct	2 Jan. 2001	Sale	3,500	£1.39
DLJ Direct	2 Jan. 2001	Sale	700	£1.46
DLJ Direct	3 Jan. 2001	Sale	14,000	£1.43
DLJ Direct	3 Jan. 2001	Sale	2,000	£1.44
DLJ Direct	4 Jan. 2001	Sale	250	£1.44
DLJ Direct	9 Jan. 2001	Sale	800	£1.39
DLJ Direct	10 Jan. 2001	Sale	500	£1.38
DLJ Direct	11 Jan. 2001	Sale	1,000	£1.35
DLJ Direct	12 Jan. 2001	Purchase	60	£1.35
DLJ Direct	15 Jan. 2001	Sale	1,500	£1.31
DLJ Direct	17 Jan. 2001	Purchase	2,000	£1.26
DLJ Direct	19 Jan. 2001	Purchase	1,500	£1.26
DLJ Direct	19 Jan. 2001	Sale	343	£1.24
DLJ Direct	22 Jan. 2001	Sale	500	£1.24
DLJ Direct	25 Jan. 2001	Purchase	730	£1.36

Company name	Date	Nature of transaction	Number of Cantab Shares	Price
DLJ Direct	25 Jan. 2001	Sale	3,000	£1.33
DLJ Direct	26 Jan. 2001	Purchase	5,000	£1.36
DLJ Direct	8 Feb. 2001	Sale	400	£1.24
DLJ Direct	9 Feb. 2001	Purchase	2,000	£1.21
DLJ Direct	13 Feb. 2001	Sale	700	£1.13
DLJ Direct	15 Feb. 2001	Purchase	27,000	£1.17
DLJ Direct	16 Feb. 2001	Sale	27,000	£1.20
DLJ Direct	19 Feb. 2001	Sale	2,200	£1.17
DLJ Direct	19 Feb. 2001	Sale	730	£1.19
DLJ Direct	20 Feb. 2001	Sale	500	£1.11
DLJ Direct	27 Feb. 2001	Purchase	5,000	£1.02

(vi) The following Cantab Shares were held by persons deemed to be acting in concert with Xenova as at the last day of the disclosure period:

Name	Number of Cantab Shares
Nomura	5,715

(c) ***General***

(i) Save as disclosed above, none of (1) Xenova, the Xenova Directors, their immediate families and connected persons (within the meaning of section 346 of the Act), (2) persons acting in concert with Xenova, (3) Cantab, the Cantab Directors and their immediate families and connected persons (within the meaning of section 346 of the Act), (4) subsidiaries of Cantab, pension funds of Cantab or of a subsidiary of Cantab, banks and financial or other professional advisers (including stockbrokers) of Cantab (other than exempt market makers but including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers) or (5) persons whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Cantab, owns or controls, or in the case of the Xenova Directors or the Cantab Directors is interested in, any relevant securities, nor has any such person dealt for value therein during the disclosure period.

(ii) Neither Xenova nor any person acting in concert with Xenova, nor Cantab nor any of its associates has any arrangement in relation to relevant securities. For these purposes "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

(iii) References in this paragraph 4 to:

"acting in concert" shall have the same meaning as in the Code;

an "associate" (in the case of Cantab) are to:

(A) subsidiaries and associated companies of Cantab and companies of which any such subsidiaries or associated companies are associated companies ("relevant companies");

(B) banks, financial and other professional advisers (including stockbrokers) to Cantab or any relevant company, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

(C) the Cantab Directors or the directors of any relevant company (together in each case with their close relatives and related trusts); and

(D) the pension funds of Cantab or of any relevant company;

a "bank" does not apply to a bank whose sole relationship with Cantab or Xenova or any relevant company is the provision of normal commercial banking services or such activities in connection with the Merger Offer as handling acceptance and other registration work;

"derivative" includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying securities;

"disclosure period" means:

(A) in respect of subsidiaries of Cantab, pension funds of Cantab or of a subsidiary of Cantab, banks and financial or other professional advisers (including stockbrokers) of Cantab (other than exempt market makers but including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers) and persons whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Cantab, the period commencing on 1 November 2000 (being the date of commencement of the Merger Offer Period) and ending on 27 February 2001 (the latest practicable date immediately prior to the publication of this document); and

(B) in respect of all other persons, the period commencing on 1 November 1999 (being the date 12 months prior to the commencement of the Merger Offer Period) and ending on 27 February 2001 (the latest practicable date immediately prior to the publication of this document); and

"relevant securities" mean Xenova Shares and/or Cantab Shares and securities convertible into, or rights to subscribe for, Xenova Shares and/or Cantab Shares, options (including traded options) in respect thereof and derivatives referenced thereto.

(iv) For the purposes of this paragraph 4, ownership or control of 20 per cent or more of the equity share capital of a company is regarded as the test of associated company status and "control" means a holding, or aggregate holding, of shares carrying 30 per cent or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holdings gives de facto control.

5. Market quotations

(a) Xenova Shares

The following table shows the closing middle market quotations of the Xenova Shares, as derived from the Daily Official List, for the first dealing day in each of the six months immediately prior to the date of this document, for 31 October 2000 (the last dealing day prior to the beginning of the Merger Offer Period) and for 28 February 2001 (the latest date immediately prior to the publication of this document):

Date	*Price (p)*
1 September 2000	135.0
2 October 2000	102.5
31 October 2000	94.0
1 November 2000	102.0
1 December 2000	120.5
2 January 2001	105.0
1 February 2001	90.5
28 February 2001	69.0

(b) Cantab Shares

The following table shows the closing middle market quotations of the Cantab Shares, as derived from the Daily Official List, for the first dealing day in each of the six months immediately prior to the date of this document, for 31 October 2000 (the last dealing day prior to the beginning of the Merger Offer Period) and for 28 February 2001 (the latest date immediately prior to the publication of this document):

Date	*Price (p)*
1 September 2000	307.5
2 October 2000	246.5
31 October 2000	92.0
1 November 2000	115.0
1 December 2000	134.5
2 January 2001	145.0
1 February 2001	124.5
28 February 2001	100.5

6. Service Contracts

(a) The following Cantab Directors have entered into service contracts with Cantab, the details of which are as follows:

Name	*Annual salary (£)**	*Pension contributions (% of salary)***	*Notice period (months)*	*Date of contract*
N L Hart	124,920	20	12	14 January 2000
S C Inglis	111,940	20	12	27 June 1997
J St Clair Roberts	105,000	20	12	30 June 1999

* Mr N L Hart, Dr S C Inglis and Dr J St Clair Roberts are each entitled to receive a bonus of up to 30 per cent. of salary under Cantab's annual bonus scheme provided that each meets certain performance criteria established for him by the Cantab Board.

** Cantab's obligation to make a contribution to its occupational pension scheme on behalf of any of its executive directors is subject to the relevant executive director having first contributed 7.5 per cent. of his pensionable salary to the scheme.

The above Cantab Directors are entitled to the following additional benefits under their service contracts:

(i) car allowance equal to 15 per cent. of annual salary (not exceeding a maximum of £15,000);

(ii) personal and family health insurance; and

(iii) life insurance.

(b) Since the Cantab Directors entered into the service contracts as stated above, the following developments have taken place:

(i) on 1 November 2000, Mr N L Hart took up the position of acting Chief Executive Officer of Cantab. On 15 December 2000, the remuneration committee of Cantab confirmed that Mr Hart's terms of employment would be amended as a consequence of his new position and an amending agreement was entered into on 14 February 2001. Under the amended contract, during such time as Mr Hart continues to be acting Chief Executive, he is entitled to a salary at the rate of £187,380 p.a., the entirety of which is treated as pensionable earnings. However, any bonus to which Mr Hart shall be entitled is based on a salary rate of £124,920 p.a. In the event that Mr Hart's employment with Cantab is terminated within 12 months after a takeover, Mr Hart's salary for the purpose of calculating salary in lieu of notice or any damages for breach of contract to which he may be entitled is to be taken at the rate of £187,380 p.a.;

(ii) on a successful completion of merger negotiations, Mr N L Hart, Dr S C Inglis and Dr J St Clair Roberts will be entitled to a bonus of 30% of their respective annual salaries. Mr Hart's salary rate for the purpose of calculating any such bonus will be £124,920 p.a. This bonus was proposed by the remuneration committee of Cantab and, following consultation with Xenova, was confirmed to the relevant directors on 14 February 2001; and

(iii) on a successful completion of the Merger, Xenova has agreed that Mr N L Hart, Dr S C Inglis and Dr J St Clair Roberts, the Cantab Directors who will be joining the Xenova board in an executive capacity, will be entitled to revised basic annual salaries of £140,000, £120,000 and £115,000 respectively. They will also be entitled to enhanced bonuses of up to 40% of salary (currently up to 30%).

Save as disclosed in paragraph (a) above and in this paragraph (b), there are no existing or proposed service contracts between Cantab or any of its subsidiaries and any of the Cantab Directors, or any amendments thereto.

(c) Pursuant to the terms of their appointment letters with Cantab, Mr S P Duffy, Mr J L Curnock Cook, Mr G H Fairtlough and Mr M Redmond each receive reasonable expenses and an annual fee (in each case subject to annual review) in respect of their offices, details of which are as follows:

Director	*Fee (£)**
S P Duffy	50,000
J L Curnock Cook	16,000
G H Fairtlough	16,000
M Redmond	16,000

* The fee paid to each non-executive director is exclusive of VAT. Each of the non-executive directors is entitled to an additional £1,000 payment for each board committee that he serves on.

Their appointments last for three years and are terminable upon six months' written notice from either side or by a resolution of the members.

(d) Since Mr J L Curnock Cook entered into the appointment as stated above, the following developments have taken place:

   (i) from 1 November 2000, Mr Curnock Cook has been entitled to receive £5,000 per month in addition to his normal director's fee (as compensation for his temporary role as acting deputy chairman) and this entitlement continues until such time as a merger of Cantab is completed; and

   (ii) on a successful completion of a merger, Mr Curnock Cook will be entitled to a fee of £100,000. This bonus was proposed by the remuneration committe of Cantab and, following consultation with Xenova, was confirmed to Mr Curnock Cook on 14 February 2001.

7. Material contracts

Details of contracts entered into by Xenova or its subsidiaries or Cantab or its subsidiaries since 31 October 1998 and which are or may be material and which were not in the ordinary course of business are set out in paragraph 9 of Part V of the Listing Particulars.

8. Miscellaneous

(a) Save as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between Xenova or any person acting in concert with Xenova for the purposes of the Merger Offer and any of the directors, recent directors, shareholders or recent shareholders of Cantab having any connection with or dependence upon, or which is conditional on the outcome of the Merger Offer.

(b) No proposal exists in connection with the Merger Offer for any payment or other benefit to be made or given by Xenova or any person acting in concert with Xenova for the purposes of the Merger Offer to any director of Cantab as compensation for loss of office or as consideration for, or in connection with, his retirement from office.

(c) There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Cantab Shares to be acquired by Xenova pursuant to the Merger Offer will be transferred to any other persons save that Xenova reserves the right to transfer any Cantab Shares so acquired to any of its subsidiaries.

(d) Nomura, which is regulated in the UK by The Securities and Futures Authority Limited, has given and not withdrawn its written consent to the issue of this document with the reference to its name in the form and context in which it appears.

(e) Credit Suisse First Boston, which is regulated in the UK by The Securities and Futures Authority Limited, has given and not withdrawn its written consent to the issue of this document with the reference to its name in the form and context in which it appears.

(f) The emoluments receivable by the current Xenova Directors will not be varied as a consequence of the Merger Offer. When the emoluments receivable by the executive directors of Xenova are reviewed by the remuneration committee of the Xenova Board, the impact of the Merger Offer on the Enlarged Group may be taken into account.

(g) Save as disclosed in this document and in Part I and Part II section B of the Listing Particulars accompanying this document, there has been no material change in the financial or trading position of Xenova since 31 December 1999 (the date to which the last audited accounts of Xenova were prepared).

(h) Save as disclosed in this document and in Part I and Part III section B of the Listing Particulars accompanying this document, there has been no material change in the financial or trading position of Cantab since 31 December 1999 (the date to which the last audited accounts of Cantab were prepared).

(i) The bases and sources of financial information used in this document are as follows:

   (i) The value placed by the Merger Offer on the entire existing issued share capital of Cantab is based on 44,412,341 Cantab Shares in issue on 28 February 2001 (as sourced from the Cantab register of members).

(ii) The percentage ownership of the Enlarged Group held by Xenova Shareholders and Cantab Shareholders is based on the enlarged issued share capital of Xenova following the Merger Offer, being the aggregate of the 69,252,401 Xenova Shares in issue on 28 February 2001 (as sourced from the Xenova register of members) and the 69,790,821 New Xenova Shares to be issued to Cantab Shareholders pursuant to the Merger Offer. This assumes no exercise of options under the Xenova Share Option Schemes or the Cantab Share Option Schemes and assumes acceptance in full of the Merger Offer.

(iii) The financial information relating to Cantab is extracted from its audited annual report and the accounts for the year ended 31 December 1999 and the unaudited preliminary statement of results for the year ended 31 December 2000.

(iv) The financial information relating to Xenova is extracted from its audited annual report and accounts for the year ended 31 December 1999 and the unaudited preliminary statement of results for the year ended 31 December 2000.

(v) The combined cash and liquid investments of Xenova and Cantab are an aggregate of the cash and liquid investments of each company as extracted from their unaudited preliminary results statements for the year ended 31 December 2000 (before taking into account any merger costs).

(vi) The Closing Prices of Xenova and Cantab Shares are derived from the Official List.

9. Documents available for inspection

The documents referred to in paragraph 18 of Part V of the Listing Particulars and the written consents referred to in paragraphs 8(d) and 8(e) above will be available for inspection as described in the Listing Particulars.

Dated 1 March 2001

APPENDIX III

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Act"	the Companies Act 1985, as amended
"Admission"	the admission of the New Xenova Shares to the Official List becoming effective in accordance with the Listing Rules and dealings commencing on the London Stock Exchange's market for listed securities
"Cantab"	Cantab Pharmaceuticals plc
"Cantab Board" or "Cantab Directors"	the existing directors of Cantab, whose names are set out at paragraph 2(b) of Appendix II to this document
"Cantab Group"	Cantab and its subsidiaries and subsidiary undertakings
"Cantab Shareholders"	holders of Cantab Shares
"Cantab Share Option Schemes"	The Cantab Pharmaceuticals plc Sharesave Scheme,The Cantab Pharmaceuticals plc 1993 Executive Share Option Scheme No. 1, The Cantab Pharmaceuticals plc 1993 Executive Share Option Scheme No. 2 and the Cantab Pharmaceuticals plc 1992 Share Option Plans Nos. 1 and 2
"Cantab Shares"	the existing unconditionally allotted or issued fully paid ordinary shares of 2 pence each in the share capital of Cantab and any further ordinary shares which are unconditionally allotted or issued at or before the time at which the Merger Offer ceases to be open for acceptance (or such earlier date and/or time, not being earlier than the date on which the Merger Offer becomes or is declared unconditional as to acceptances or, if later, the first closing date of the Merger Offer, as Xenova, may subject to the City Code, decide)
"Celltech"	Celltech Group plc
"certificated" or "in certificated form"	not in uncertificated form (that is, not in CREST)
"Circular"	the circular dated 1 March 2001 addressed to Xenova Shareholders
"City Code" or "Code"	The City Code on Takeovers and Mergers
"Closing Price"	the closing middle-market price of a Cantab Share or a Xenova Share, as the case may be, as derived from the Daily Official List
"CREST"	the United Kingdom paperless share settlement system of which CRESTCo is the Operator (as such term is defined in the Uncertificated Securities Registrations 1995 (SI 1995 No. 95/3272))
"CRESTCo"	CRESTCo Limited
"Credit Suisse First Boston"	Credit Suisse First Boston (Europe) Limited
"Daily Official List"	the Daily Official List of the London Stock Exchange
"DISC-PRO"	a prophylactic vaccine designed to prevent genital and oro-labial herpes
"Eli Lilly"	Eli Lilly & Company of Indianapolis, Indiana, USA
"Enlarged Group"	Xenova or the Xenova Group (as the context requires) as enlarged by the Merger
"Escrow Agent"	Computershare Services PLC, in its capacity as a CREST receiving agent
"Financial Services Act"	the Financial Services Act 1986

"Form of Acceptance"	the form of acceptance relating to the Merger Offer
"GlaxoSmithKline"	GlaxoSmithKline plc
"Inland Revenue"	the UK Inland Revenue
"Listing Particulars"	the listing particulars of Xenova dated 1 March 2001 accompanying this document
"Listing Rules"	the rules and regulations made by the Financial Services Authority under the Financial Services Act 1986, and contained in the Financial Services Authority's publication of the same name
"London Stock Exchange"	London Stock Exchange plc
"Merger"	the proposed Merger of Xenova and Cantab by way of the Merger Offer
"Merger Offer"	the recommended offer by Nomura on behalf of Xenova to acquire the Cantab Shares on the terms and subject to the conditions set out in this document and the Form of Acceptance including, save where the context otherwise requires, any subsequent revision, variation, extension or renewal of such offer
"Merger Offer Period"	the period commencing on (and including) 1 November 2000 until the later of: (i) 3.00 p.m. on 22 March 2001, (ii) the date on which the Merger Offer becomes unconditional; and (iii) the date on which the Merger Offer lapses
"New Xenova Shares"	the new Xenova Shares proposed to be issued fully paid pursuant to the Merger Offer
"Nomura"	Nomura International plc
"Offer Document"	this document
"Official List"	the Official List of the UKLA
"Panel"	The Panel on Takeovers and Mergers
"Pfizer"	Pfizer Inc.
"Phase I clinical trials"	clinical trials normally conducted in healthy human volunteers following pre-clinical studies, usually to assess the safety and pharmacokinetics of a drug candidate
"Phase II clinical trials"	clinical trials to assess short term safety and preliminary efficacy in a limited number of patients with the relevant disease and to determine appropriate dose ranges and regimens
"Phase III clinical trials"	clinical trials to undertake a comprehensive evaluation of safety and efficacy in patients with the relevant disease under practical conditions
"pre-clinical trials"	studies of compounds undertaken in the laboratory, in isolated tissues and in living animals, to determine *inter alia*, safety, pharmacological activity and product quality
"R & D"	research and development
"Receiving Agent"	Computershare Services PLC
"Securities Act"	the United States Securities Act of 1933, as amended
"TFE Instruction"	a transfer from escrow instruction (as defined in the CREST manual issued by CRESTCo)
"TTE Instruction"	a transfer to escrow instruction (as defined in the CREST manual issued by CRESTCo)
"UKLA"	The Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services Act and in the exercise of its functions in respect of admission to the Official List

"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Uncertificated Securities Regulations 1995, may be transferred by means of CREST
"United Kingdom" or "UK"	The United Kingdom of Great Britain and Northern Ireland
"US", "USA" or "United States"	the United States of America, its territories and possessions, any State of the United States, and the District of Columbia
"US Person"	a US person as defined in Rule 902 under the Securities Act
"Warrants"	the outstanding registered equity warrants in Xenova, each entitling the holder thereof to subscribe for one Xenova Share at a price of 85 pence per share (subject to adjustment), the particulars of which are set out in the Xenova prospectus dated 13 July 2000
"Xenova"	Xenova Group plc
"Xenova Board" or "Xenova Directors"	the board of directors of Xenova, whose names are set out in paragraph 2(a) of Appendix II to this document
"Xenova Group"	Xenova and its existing subsidiaries and subsidiary undertakings
"Xenova Shareholders"	holders of Xenova Shares
"Xenova Share Option Schemes"	the Xenova Limited 1988 Share Option Scheme, the Xenova Group 1992 Share Option Scheme, the Xenova Group 1996 Share Option Scheme, the Xenova Group 1996 Savings-Related Share Option Plan and the Xenova Deferred Share Bonus Plan
"Xenova Shares"	the existing issued and fully paid ordinary shares with a nominal value of 10 pence each in the share capital of Xenova

For the purposes of this document, "subsidiary", "subsidiary undertaking", "parent undertaking" and "associated undertaking" have the respective meanings given to them by the Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Act).

Terms defined in the CREST manual, shall unless the context otherwise requires, bear the same meanings where used herein.